As filed with the Securities and Exchange Commission on September 29, 2021

Registration No. 333-259495

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Life Time Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7997	47-3481985
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2902 Corporate Place

Chanhassen, Minnesota 55317

952-947-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas E. Bergmann

2902 Corporate Place

Chanhassen, Minnesota 55317

952-947-0000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard A. Sobel John Giouroukakis Jason M. Licht Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Michael Kaplan Derek J. Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Fax: (212) 701-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common stock, $0.01 par value per share	53,130,000	$21.00	$1,115,730,000	$121,726.14

(1)	Includes shares of common stock that the underwriters have the option to purchase from the registrant to cover sales of additional shares by the underwriters.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid a total of $10,910 in connection with the prior filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy the securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2021.

46,200,000 Shares

Life Time Group Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Life Time Group Holdings, Inc. We are selling all of the shares to be sold in the offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $18.00 and $21.00 per share. After pricing of the offering, we expect that our common stock will trade on the New York Stock Exchange (the “NYSE”) under the symbol “LTH.”

After the consummation of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Following the consummation of the offering, certain of our existing stockholders (which we refer to as the Voting Group) will hold approximately 76.4% of the voting power of our common stock, or 73.8% if the underwriters exercise in full their option to purchase additional shares. These ownership percentages do not reflect the potential purchase by the members of our Voting Group and one of our directors (collectively, our “Existing Stockholder Investors”) of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described below. The Voting Group, among other things, will have the ability to approve or disapprove substantially all transactions and other matters requiring approval by our stockholders, including the election of directors.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)

We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting (Conflicts of Interest)” for additional information regarding compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional 6,930,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover sales of additional shares by the underwriters.

Our Existing Stockholder Investors have indicated an interest in purchasing an aggregate of up to a maximum of $205.7 million in shares of common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or a commitment to purchase, the Existing Stockholder Investors could determine to purchase more, less or no shares of common stock in this offering, or the underwriters could determine to sell more, less or no shares to the Existing Stockholder Investors. The underwriters will not receive a discount on any of the shares of common stock purchased by the Existing Stockholder Investors, which would result in increased net proceeds to us to the extent the Existing Stockholder Investors purchase shares in the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about                 , 2021.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	Morgan Stanley	BofA Securities
(in alphabetical order)

Deutsche Bank Securities	J.P. Morgan	Wells Fargo Securities	BMO Capital Markets	Mizuho Securities	RBC Capital Markets

Co-Managers

Guggenheim Securities	Oppenheimer & Co.	BTIG	TPG Capital BD, LLC

AmeriVet Securities	Blaylock Van, LLC	Siebert Williams Shank

The date of this prospectus is                , 2021.

LIFE TIME

Empowering everyone to live a healthy, happy life

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

INDUSTRY AND MARKET AND OTHER DATA

We have obtained some industry and market share data from third-party sources that we believe are reliable. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on estimates made from our experience in the industry and our own investigation of market conditions. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that the industry and market data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. In addition, some publications, studies and reports for the industry and market share data were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally. We and the underwriters cannot guarantee the accuracy or completeness of any such information.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

BASIS OF PRESENTATION

Unless the context otherwise requires, references in this prospectus to:

•	the term “Credit Agreement” refers to that certain credit agreement (as amended, restated, modified and/or supplemented from time to time), dated as of June 10, 2015, governing our Credit Facilities;

•

the term “Credit Facilities” refers to (i) our $850 million senior secured term loan facility maturing in December 2024 (the “Term Loan Facility”) and (ii) our $357.9 million senior secured revolving credit facility (the “Revolving Credit Facility”), approximately $32.7 million of which matures in August 2022 (the “Non-Extended Revolving Tranche”) and approximately $325.2 million of which will mature in September 2024 (the “Extended Revolving Tranche”);

•

the term “Existing Stockholder Investors” refers collectively to the members of the Voting Group and one of our directors who have indicated an interest in purchasing an aggregate of up to a maximum of $205.7 million in shares of common stock in this offering at the initial public offering price;

•	the term “Founder” refers to Bahram Akradi, our Founder, Chairman and Chief Executive Officer and, unless otherwise stated or the context otherwise requires, entities affiliated with Mr. Akradi;

•	the term “GAAP” refers to the generally accepted accounting principles in the United States;

•	the term “Indentures” refers collectively to the indentures governing our Unsecured Notes and our Secured Notes;

•	the term “Intermediate Holdings” refers to LTF Intermediate Holdings, Inc., a direct subsidiary of the Company;

•	the term “J. Safra” refers to JSS LTF Holdings Limited together with any transferee controlled directly or indirectly by Mr. Joseph Yacoub Safra’s family or the J. Safra Group;

•	the term “LifeCo” refers to LifeCo LLC and its affiliates;

•	the term “LGP” refers to Leonard Green & Partners, L.P. and its affiliates as described under “Summary—Our Principal Stockholders”;

•	the term “LNK” refers to LNK Partners and its affiliates;

•	the term “LT Inc.” refers to Life Time, Inc. and not to any of its consolidated subsidiaries;

•	the term “MSD” refers to MSD Partners, L.P. and its affiliates;

•	the term “MSD Investors” collectively refers to MSD Capital, L.P. (“MSD Capital”) and MSD and their respective affiliates;

•	the term “Notes” refers collectively to the Unsecured Notes and the Secured Notes;

•	the term “PG” refers to Partners Group (USA) Inc. and its affiliates;

•	the term “Secured Notes” refers to the $925 million aggregate principal amount of 5.750% Senior Secured Notes due 2026 issued by LT Inc. on January 22, 2021;

•

the term “Series A Preferred Stock” refers to our Series A Convertible Participating Preferred Stock, par value $0.01 per share, which will be automatically converted into shares of our common stock in connection with the consummation of this offering, as described in more detail below;

•	the term “SLT” refers to SLT Investors, LLC and its affiliates;

•

the term “Stockholders Agreement” refers to the amended and restated stockholders agreement to be effective upon the consummation of this offering and to be by and among the Voting Group, certain of our directors and executive officers, certain of our other existing stockholders and the Company;

•	the term “TPG” refers to TPG Global, LLC and its affiliates as described under “Summary—Our Principal Stockholders”;

•	the term “TRS” refers to Teacher Retirement System of Texas and its affiliates;

•	the term “Unsecured Notes” refers to the $475 million aggregate principal amount of 8.000% Senior Notes due 2026 issued by LT Inc. on February 5, 2021;

•

the term “Voting Group” refers collectively to certain affiliates of LGP, TPG, LNK, MSD Investors, LifeCo, PG, TRS, J. Safra, SLT and our Founder, all of whom will be parties to the Stockholders Agreement as described in “Certain Relationships and Related Party Transactions—Stockholders Agreement.” Following the consummation of this offering, the Voting Group will hold in the aggregate a supermajority of the voting power of our common stock; and

•	the terms “we,” “us,” “our,” “its,” the “Company” and “Life Time” refer to Life Time Group Holdings, Inc. and its consolidated subsidiaries.

The number of shares of common stock to be issued per share of Series A Preferred Stock will be based on the initial public offering price per share of common stock as well as the date on which this offering is consummated. Changes in the initial public offering price from $19.50 (the midpoint of the price range set forth on the cover page of this prospectus) or a change in the date on which this offering is consummated from the assumed date of October 12, 2021 will affect the number of shares of common stock into which each share of Series A Preferred Stock will convert and will result in a corresponding change to the number of shares of common stock outstanding after the consummation of this offering. Each day by which the actual closing date precedes or follows the assumed closing date of October 12, 2021 will result in the issuance of 2,245 fewer or additional shares of common stock, respectively. The effect of changes in the initial public offering price per share of common stock is presented in the following table:

Public offering price (with assumed closing date of October 12, 2021)	Total shares of common stock outstanding after this offering	Total shares of common stock outstanding after this offering assuming full exercise of underwriters’ option
$18.00	198,678,763	205,608,763
$18.50	198,481,944	205,411,944
$19.00	198,295,485	205,225,485
$19.50*	198,118,580	205,048,580
$20.00	197,950,536	204,880,536
$20.50	197,802,296	204,732,296
$21.00	197,654,057	204,584,057

* The midpoint of the price range set forth on the cover page of this prospectus.

TRADEMARKS

We own or otherwise have rights to the trademarks, service marks, copyrights and trade names, including those mentioned in this prospectus, that are used in conjunction with the marketing of our services. This prospectus includes trademarks, such as LIFE TIME®, EXPERIENCE LIFE®, LIFECAFE®, LIFESPA®, LIFE TIME HEALTY WAY OF LIFE®, LIFE TIME WORK® and LIFE TIME LIVING®, which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

NON-GAAP FINANCIAL MEASURES

We present certain non-GAAP measures in this prospectus, such as Adjusted EBITDA and free cash flow before growth capital expenditures and ratios related thereto. These measures are derived on the basis of methodologies other than in accordance with GAAP. We use Adjusted EBITDA as an important performance metric for the Company. In addition, free cash flow before growth capital expenditures is an important liquidity metric we use to evaluate our ability to make principal payments on our indebtedness and to fund our capital expenditures and working capital requirements.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, net, provision for (benefit from) income taxes and depreciation and amortization, excluding the impact of share-based compensation expense, gain (loss) on sale-leaseback transactions, capital transaction costs, legal settlements, asset impairment and other items that are not indicative of our ongoing operations, including incremental costs related to COVID-19.

Management uses Adjusted EBITDA to evaluate the Company’s performance. We believe that Adjusted EBITDA is an important metric for management, investors and analysts as it removes the impact of items that we do not believe are indicative of our core operating performance and allows for consistent comparison of our operating results over time and relative to our peers. We use Adjusted EBITDA to supplement GAAP measures of performance in evaluating the effectiveness of our business strategies, and to establish annual budgets and forecasts. We also use Adjusted EBITDA to establish short-term incentive compensation for management.

Free Cash Flow Before Growth Capital Expenditures

We define free cash flow before growth capital expenditures as net cash provided by (used in) operating activities less center maintenance capital expenditures and corporate capital expenditures. We believe free cash flow before growth capital expenditures assists investors and analysts in evaluating our liquidity and cash flows, including our ability to make principal payments on our indebtedness and to fund our capital expenditures and working capital requirements. Our management considers free cash flow before growth capital expenditures to be a key indicator of our liquidity and we present this metric to our board of directors. Additionally, we believe free cash flow before growth capital expenditures is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that investors, analysts, and rating agencies consider free cash flow before growth capital expenditures as a useful means of measuring our ability to make principal payments on our indebtedness and evaluating our liquidity, and management uses this measurement for one or more of these purposes.

Adjusted EBITDA and free cash flow before growth capital expenditures should be considered in addition to, and not as a substitute for or superior to, financial measures calculated in accordance with GAAP. These are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our liquidity and may not be comparable to other similarly titled measures of other businesses. Adjusted EBITDA and free cash flow before growth capital expenditures have limitations as analytical tools, and you should not consider these measures in isolation or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations include that:

•	these measures do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	not all of these measures reflect changes in, or cash requirements for, our working capital needs;

•	these measures do not reflect the cash requirements necessary to make principal payments on our indebtedness;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and not all of these measures reflect cash requirements for such replacements;

•

non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; and

•	these measures do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations.

v

Furthermore, we compensate for the limitations described above by relying primarily on our GAAP results and using Adjusted EBITDA and free cash flow before growth capital expenditures only for supplemental purposes. See our consolidated financial statements included elsewhere in this prospectus for our GAAP results.

For additional information on Adjusted EBITDA and free cash flow before growth capital expenditures, including a reconciliation to the most comparable GAAP measure, see “Prospectus Summary—Summary Historical Consolidated Financial Information.”

LETTER FROM OUR FOUNDER

I founded Life Time nearly 30 years ago to create happy and healthy communities – places of unmatched size, scope, quality, architecture and design that the entire family could enjoy together – and meet all of their health and wellbeing needs conveniently under one roof.

From the very beginning, all aspects of our Life Time athletic resorts have been designed and created from the member point of view, or what we call “MPV.” This has been our guiding light every day, through every evolution and decision we have made for three decades. The result of this customer-centric obsession is that Life Time has become what we believe is one of the most trusted and loved lifestyle brands in the United States and Canada.

Creating and sustaining a trusted community – where members know their experiences will always be exceptional – requires the highest levels of passion and commitment from our entire team. Our more than 30,000 professionals are dedicated to providing the best programs and experiences, in the best facilities, delivered by the best people and performers. By consistently delivering extraordinary experiences, we have built a highly trusted, premium lifestyle brand that embraces all aspects of healthy living, healthy aging and healthy entertainment. Collectively, it is what we call “Healthy Way of Life,” or “HWOL.” This is a unique lens through which we can examine every aspect of our lives. It is a healthy perspective on physical, mental and social wellbeing.

To build our HWOL brand that is loved and trusted by members, we have dedicated ourselves to identifying, training and empowering team members who trust our company like their own families. This was achieved naturally and intuitively at the start and, as our Company has grown, we have intentionally and systematically made it the foundation of what we call our “Culture of Care.” Creating and fostering this culture involves numerous critical details and initiatives – from casting, onboarding, training, certification and career path planning, to establishing supporting programs, such as our Life Time Foundation, Life Time University and Life Time Inclusion Council.

Our Culture of Care for team members and our tireless commitment to provide uncompromising member experiences has allowed thousands of passionate Life Time team members to help a community of millions of members live healthier, happier lives every day.

At Life Time, we have always believed in the power of innovation, imagination and transformation with every opportunity – and that adversity and change make us stronger. Since our founding, we have continued to innovate all aspects of our HWOL ecosystem with this in mind. When presented with significant challenges, we have responded with even more intensity to innovate, adapt and find new ways forward – always with the objective of enhancing our ability to support members on their health and wellbeing journeys.

During the COVID-19 pandemic, we quickly reexamined every aspect of our operations and made rapid adjustments to ensure we could continue delighting members. We also significantly enhanced our Life Time Digital offering to streamline the athletic resort experience and provide our members with hundreds of weekly, live-streamed classes in every modality of exercise, virtual personal training, nutrition and weight loss programs, meditation, Health Source, Health Talks, and other training and wellness content. Longer term, we see a significant opportunity to provide digital HWOL opportunities to the world through this evolving platform given the tremendous strength of the Life Time brand and our content. Together with our physical athletic resorts, we believe Life Time will offer omni-channel HWOL experiences that simply cannot be matched.

Over the last six years, our robust real estate and development capabilities have allowed us to play a direct role in partnership with major shopping mall owners and developers to help reimagine and redefine their retail real estate into mixed-use developments – which we believe provide far better experiences for consumers. Our strengths in this area, paired with our powerful brand, have provided us with dozens of new, highly attractive, sought-after locations for our athletic resorts in dense urban environments with very strong economics.

Our dynamic brand and innovative spirit have also allowed us to expand the Life Time HWOL ecosystem through the creation of comprehensive, healthy communities that allow members to live, work, exercise and play in all-in-one, naturally and intuitively environmentally friendly Life Time destinations – with the added benefits of no lost time or the need for transportation.

I am extremely proud of the company and brand we have built – and even more excited about our future. As we emerge from the COVID-19 pandemic, the consumer demand for Life Time is very strong as evidenced by the growth we are currently seeing in new membership acquisition and dues revenue growth. We believe there are incredible growth opportunities ahead to expand our omni-channel ecosystem. As we approach our 30th anniversary, I have never been more passionate about our company and the influence we can have in bringing millions more people a Healthy Way of Life.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus, and the information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Who We Are

Life Time, the “Healthy Way of Life Company,” is a leading lifestyle brand offering premium health, fitness and wellness experiences to a community of nearly 1.4 million individual members, who together comprise more than 767,000 memberships, as of July 31, 2021. Since our founding nearly 30 years ago, we have sought to continuously innovate ways for our members to lead healthy and happy lives by offering them the best places, programs and performers. We deliver high-quality experiences through our omni-channel physical and digital ecosystem that includes more than 150 centers—distinctive, resort-like athletic destinations—across 29 states in the United States and one province in Canada. Our track record of providing differentiated experiences to our members has fueled our strong, long-term financial performance. In 2019, prior to the COVID-19 pandemic, we generated $1.9 billion of revenue, $30 million in net income and $438 million in Adjusted EBITDA. In 2020, which was impacted by the COVID-19 pandemic, we generated $0.9 billion of revenue, $360 million in net loss and $(63) million in Adjusted EBITDA, and in the six months ended June 30, 2021, we generated $0.6 billion of revenue, $229 million in net loss and $(15) million in Adjusted EBITDA.

Our Premium Health, Fitness and Wellness Experiences

Our luxurious athletic centers, which are located in both affluent suburban and urban locations, total more than 15 million square feet in the aggregate. We offer expansive fitness floors with top-of-the-line equipment, spacious locker rooms, group fitness studios, indoor and outdoor pools and bistros, indoor and outdoor tennis courts, basketball courts, LifeSpa, LifeCafe and our childcare and Kids Academy learning spaces. Our premium service offering is delivered by approximately 30,000 Life Time team members, including over 6,100 certified fitness professionals, ranging from personal trainers to studio performers. Our members are highly engaged and draw inspiration from the experiences and community we have created, as demonstrated by the 92 million visits to our centers in 2019, the 48 million visits to our centers in 2020 despite the COVID-19 pandemic and the 32 million visits to our centers during the first six months of 2021.

Our Footprint of Premium Athletic Centers

(as of August 31, 2021)

We believe that no other company in the United States delivers the same quality and breadth of health, fitness and wellness experiences as we deliver, which has enabled us to consistently grow our recurring membership dues and in-center revenues for 20 consecutive years, prior to the impact of the COVID-19 pandemic. As of December 31, 2019, December 31, 2020 and June 30, 2021, our recurring membership dues represented 63%, 69% and 68%, respectively, of our total revenue, while our in-center revenue, consisting of Life Time Training, LifeCafe, LifeSpa, Life Time Swim and Life Time Kids, among other services, represented 34%, 29% and 30%, respectively, of our total revenue. Between 2015 and 2019, we grew our average revenue per membership from $1,883 to $2,172, a testament to the significant value that our members place on engaging with Life Time. Our Net Promoter Score increased from 34 as of December 31, 2017 to 53 as of June 30, 2021, demonstrating our ability to continuously enhance our member experience. While average revenue per membership fell to $1,317 in 2020, we have seen a strong rebound already in 2021, with $984 in average revenue per membership during the six months ended June 30, 2021.

We continue to evolve our premium lifestyle brand in ways that allow our members to more easily and regularly integrate health, fitness and wellness into their lives. We are enhancing our digital platform to deliver a true omni-channel experience for our members. Our Life Time Digital offering delivers live streaming fitness classes, remote goal-based personal training, nutrition and weight loss support and curated award-winning health, fitness and wellness content. Through an agreement with Apple®, we also provide Apple Fitness+ to our members, which gives our members expanded content and wellness data monitoring on the go. In addition, our members are able to purchase a wide variety of equipment, wearables, apparel, beauty products and nutritional supplements via our digital health store. We are continuing to invest in our digital capabilities in order to strengthen our relationships with our members and more comprehensively address their health, fitness and wellness needs so that they can remain engaged and connected with Life Time at any time or place.

We are also expanding our ecosystem in response to our members’ desire to more holistically integrate health and wellness into every aspect of their daily lives. In 2018, we launched Life Time Work, an asset-light branded co-working model, which offers premium work spaces in close proximity to our centers and integrates ergonomic furnishings and promotes a healthy working environment. Life Time Work members also receive access to all of our resort-like athletic destinations across the United States and Canada. Additionally, we opened our first Life Time Living location in 2021, another asset-light extension of our “Healthy Way of Life” ecosystem, which offers luxury wellness-oriented residences. As we expand our footprint with new centers and nearby work and living spaces, as well as strengthen our digital capabilities, we expect to continue to grow our omni-channel platform to support the “Healthy Way of Life” journey of our members wherever they are.

Our Transformation Under Private Ownership Since 2015

Since going private in 2015, we have significantly expanded our national footprint, accelerated unit growth in a capital efficient manner and invested in omni-channel capabilities for future growth.

Expanded National Footprint and Strategic Focus on Locations in Affluent Metropolitan Statistical Areas (“MSA’s”)

•   Increased presence in urban and coastal markets such as Boston, Chicago, New York City and California

•   Maximizing full market potential by expanding our center locations to mall/retail, urban and residential tower locations in addition to traditional suburban locations

•   For centers opened prior to 2015, our average annual revenue per center membership was $1,991. For centers opened after 2015, this grew to $3,089 in 2019 prior to the COVID-19 pandemic, was $1,716 in 2020 during the COVID-19 pandemic, and has recovered to $1,345 in the six months ended June 30, 2021

Asset-light, Flexible Real Estate Strategy

•   58% of centers are now leased, including approximately 84% of new centers opened since 2014, versus a predominantly owned real estate strategy prior to 2015

•   Flexibility to monetize significant underlying real estate value

•   New center return on invested capital target of mid-to-upper thirties percent, more than double historical trends

Expanded Omni-Channel Membership Offerings

•   Enhanced our digital capabilities, including our upgraded Life Time Digital app

•   Entered into a strategic relationship with Apple Fitness+

•   Entering the co-working and residential living markets with Life Time Work and Life Time Living

In connection with going private in 2015, we incurred a substantial amount of indebtedness. As of June 30, 2021, we had total consolidated indebtedness outstanding of approximately $2,407 million, and for the six months ended June 30, 2021, our interest expense, net of interest income was $136.3 million. As of June 30, 2021, our annual debt service obligation was approximately $185 million, which includes principal and interest payments under the credit agreement governing our Credit Facilities and the indentures governing our Secured Notes and Unsecured Notes. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Capitalization.” As of June 30, 2021, on an as adjusted basis to give effect to the use of a portion of the proceeds from this offering to repay amounts outstanding under our Term Loan Facility, we would have had total consolidated indebtedness of approximately $1,672 million and our annual debt service obligation would have been approximately

$135 million, which includes principal and interest payments under the credit agreement governing our Credit Facilities and the indentures governing our Secured Notes and Unsecured Notes. See “Use of Proceeds.”

Financial Performance

Our compelling financial profile is distinguished by our long-term track record of consistent revenue growth prior to the COVID-19 pandemic, growth of new centers in attractive markets, a high percentage of predictable recurring membership revenue, increasing revenue per center membership and strong profitability.

Long-Term Track Record of Revenue Growth. We believe the strength of our brand and the effective execution of our operating strategy have driven our long-term track record of growth. Prior to the impact of COVID-19 in 2020, we grew our revenue each year from 2000 through 2019.

Highly Successful New Center Openings. Our asset-light, flexible real estate strategy and compelling center economics have enabled us to successfully open new centers in attractive markets. From 2016 through August 31, 2021, we opened 40 new centers, increasing our total center count by 34.8%.

Predictable Recurring Membership Revenue. Due to our strong membership base, our membership dues represent a predictable recurring revenue stream that provides stability to our business. Center memberships grew from approximately 814,000 at the end of 2018 to approximately 854,000 at the end of 2019. Center memberships were approximately 501,000 at the end of 2020 as a result of the COVID-19 pandemic, and have rebounded to approximately 658,000 as of June 30, 2021. With respect to the net increase of approximately 157,000 Center memberships during the first six months of 2021, the percentage of that net increase attributable to members converting from Digital On-hold was approximately 61%, or 96,000 memberships. The proportion of our total revenue generated by the resulting recurring membership dues was 63% in 2019 and 69% in 2020.

Increasing Average Revenue Per Center Membership. Between 2015 and 2019, we grew our average revenue per center membership from $1,883 in 2015 to $2,172 in 2019, a testament to the significant value that our members place on engaging with Life Time. As a result of the COVID-19 pandemic, average revenue per membership fell to $1,317 in 2020, and has recovered to $984 for the first six months ended June 30, 2021.

Strong Profitability. We maintain a highly profitable business model, achieving a 1.6% net income margin and a 23.0% Adjusted EBITDA margin in 2019. These metrics were impacted by the COVID-19 pandemic in 2020, falling to (38.0)% and (6.6)%, respectively, in 2020.

Impact of COVID-19 on Our Financial Performance

On March 16, 2020, we closed all of our centers based on orders and advisories from federal, state and local governmental authorities responding to the spread or threat of spread of COVID-19. While our centers were closed, we did not collect monthly access membership dues or recurring product charges from our members. We re-opened our first center on May 8, 2020 and have continued to re-open our centers in accordance with evolving state and local governmental guidance. As of August 31, 2021, all of our 155 centers were open.

After the onset of the COVID-19 pandemic, we prioritized the health and safety of our members and team members by developing and implementing robust COVID operating protocols, while taking appropriate steps to ensure our financial stability, including by reducing operating expenses, delaying capital investments and securing additional debt financing. We continue to refine these protocols and may take further actions as government authorities require or recommend or as we determine to be in the interests of our members, team members, vendors and service providers as we operate in the evolving COVID-19 environment, including as a result of variants such as the Delta variant. Despite the challenges presented by the governmental response to the COVID-19 pandemic with respect to the health, fitness and wellness industry, we have remained committed to our mission and our members, and have already witnessed a strong recovery and substantial momentum in 2021.

Number of Centers. While our new center construction and growth was slowed as a result of the COVID-19 pandemic, we have successfully opened nine new centers since the end of 2019 through August 31, 2021, seven of which opened after the onset of the pandemic. We have also continued our real estate development efforts after initially suspending them during the pandemic, and had nine centers under construction as of August 31, 2021. We plan to open six new centers in 2021, with a pipeline to open 20 or more new centers in 2022 and 2023.

Revenue and Net Income (Loss). As a result of the COVID-19 pandemic, our total revenue fell from $1,900 million for 2019 to $948 million for 2020. This revenue loss resulted in a reduction of net income from approximately $30 million in 2019 to a net loss of approximately $360 million in 2020.

Memberships. We define memberships for our centers as Center memberships that provide general access (with some amenities excluded) to one or more centers and Digital On-hold memberships that provide certain member benefits but not access to our centers. Both Center memberships and Digital On-hold memberships include Life Time Digital. Center memberships grew from approximately 814,000 at the end of 2018 to approximately 854,000 at the end of 2019. By the end of 2020, as a result of the COVID-19 pandemic, Center memberships had declined to approximately 501,000 as we experienced more conversions of Center memberships to Digital On-hold memberships as well as a higher level of membership terminations. Our attrition rate, which is the number of Center membership terminations plus the net movement to/from Digital On-hold memberships for the trailing period, divided into the average beginning month Center membership balance for the trailing period, was thus higher due to COVID-19. For example, our attrition rate for the first six months of 2020 was approximately 29.1% compared to 16.1% during the first six months of 2019. However, we have recently seen significant improvement in our Center membership numbers and had approximately 658,000 Center memberships as of June 30, 2021, including a lower attrition rate of 5.6% during the first six months of 2021 due in large part to the conversion of Digital On-hold memberships back to Center memberships. With respect to the net increase of approximately 157,000 Center memberships during the first six months of 2021, the percentage of that net increase attributable to members converting from Digital On-hold was approximately 61%, or 96,000 memberships. These Center memberships accounted for approximately 68% of our revenue as of June 30, 2021, underscoring the consistency of our recurring revenue model. During the COVID-19 pandemic, we continued to engage with our members via our enhanced digital offering. For example, we offered members the ability to download and stream workouts and classes. As a result, we generated over 2.4 million digital workouts and class downloads during 2020 and 0.9 million during the six months ended June 30, 2021. We believe this engagement resulted in more of our members converting their Center memberships to Digital On-hold memberships rather than cancelling their memberships.

Our “Healthy Way of Life” Industry Opportunity

Health, fitness and wellness are core to our mission. As a leading lifestyle brand offering premium health, fitness and wellness experiences, we believe that Life Time is well-positioned in the market today to address the full spectrum of consumers’ “Healthy Way of Life” needs.

We believe that our health, fitness and wellness opportunity is large and that our growth will accelerate as we emerge from the COVID-19 pandemic for the following reasons:

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Large and growing industry opportunity: According to the Global Wellness Institute, the Global Wellness Economy represented a $4.5 trillion global market opportunity in 2018. A sustained increase in the prioritization of health, fitness and wellness among consumers drove growth in the Global Wellness Economy nearly twice as fast as global GDP growth from 2015 to 2017, according to the Global Wellness Institute. We estimate that the U.S. wellness economy represents an approximately $900 billion market opportunity.

(1)	Includes wellness tourism, traditional & complementary medicine, personal care, beauty, anti-aging and mental wellness.
(2)	Source: Global Wellness Institute - 2018 Global Wellness Economy Monitor.
(3)	Source: Management estimate.

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Increased obesity prevalence: According to the Centers for Disease Control and Prevention, U.S. obesity prevalence grew from 30.5% to 42.4% from 2000 to 2018. In February 2021, 42% of U.S. adults reported experiencing unwanted weight gain during the pandemic, with an average gain among that group of 29 pounds, according to a Harris Poll conducted for the American Psychological Association. We believe consumers will place a higher prioritization on their health and that this will present a meaningful tailwind for Life Time.

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Demand from displaced gym members: According to the International Health, Racquet, and Sportsclub (“IHRSA”), approximately 22% of total health clubs and fitness studios closed permanently during 2020. We believe these closures create an opportunity for us to attract new members whose gym may have permanently closed.

Our holistic “Healthy Way of Life” vision and ecosystem allow us to comprehensively meet the needs of our members – both in and outside of our resort-like athletic destinations. Our members also enjoy a supportive community where strong bonds are formed through shared experiences and goals. As the Life Time brand expands, we believe our ability to penetrate new and existing sections of the health, fitness and wellness market will also increase.

Our Competitive Strengths

We believe that the following strengths power our brand and business model:

Authentic, Premium “Healthy Way of Life” Brand

We have built Life Time into a premier health, fitness and wellness lifestyle brand, earning the trust of our members for nearly 30 years to make their lives healthier and happier. We believe that consumers equate our brand with the uncompromising quality, luxury and “Healthy Way of Life” experiences that Life Time offers. We have built this credibility and robust brand equity through our continuous focus on high quality member experiences delivered through what we believe to be the best programs with the best performers in the best places. We believe our brand loyalty will allow us to continue to grow our core business as well as expand our omni-channel platform in digital, work, living and other health, fitness and wellness experiences.

Differentiated and Uncompromising Omni-Channel Experiences

Our omni-channel platform offers members an exceptional breadth of physical and digital experiences that meet or exceed our members’ expectations:

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Full Suite of Comprehensive Offerings: Life Time offers an expansive array of amenities, services and activities, thereby enabling members to enjoy a “Healthy Way of Life” across a diverse and varied set of offerings. Whether taking advantage of our state-of-the-art fitness equipment, partaking in summer camp for kids, competing in one of our sports leagues or relaxing in one of our award-winning spas, Life Time members enjoy a full end-to-end experience that can be utilized by the entire family and enable them to grow and develop, regardless of where they are in their health and wellness journey.

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World-Class Talent: We recruit, hire and certify those whom we believe are the best certified fitness professionals and performers in the industry to empower, educate and entertain our members. In addition, to enhance our member experiences and drive consistency in our hospitality and services, we have a strong focus on team member culture, training and certification. Life Time University, our in-house, proprietary education and certification division, offers curricula curated by over 20 dedicated professionals providing team members with online and in-person training and certification.

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Passionate Culture: Our focus on engagement among team members and performers attracts and fosters our multi-generational member base. We deeply value diversity, equity and inclusion at Life Time and strive to create a welcoming and inclusive culture. In addition, we foster community engagement through a wide range of events and activities, from parent-child dances to pool parties to charity runs. Since the start of 2019, we have organized more than 5,300 events and served as a social and community hub for our members.

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Digital Offerings: Life Time Digital enables our members to experience some of our best offerings at their fingertips at any time and wherever they are located in the United States or Canada. During the six months ended June 30, 2021, our members live streamed an average of 540 classes per week.

Loyal and Engaged Multi-Generational Membership Base with Attractive Demographics

Life Time’s breadth of premium services and offerings attracts anyone who wants to lead a healthier, happier life. The power of our lifestyle brand, attractive member demographics, breadth of amenities and services and high utilization of our centers allow us to build deeply meaningful connections with our members, which are difficult for others in our industry to replicate fully. From young children attending our swim lessons and Kids Academy classes, or teenagers engaged in our sports and agility training, to members of all ages participating in our iconic athletic events and variety of in-center activities, we have something for every generation. As of June 30, 2021, 70% of our members owned a home and had a median household income of $112,000 (or $127,000 for our members at centers opened since 2015) and approximately 60% of our members are part of a couples or family membership, and these members typically engage more fully within our centers. On average, our members spent $2,172 and $1,317 at our centers during 2019 and 2020, respectively, and visited our centers an average of 108 and 69 times during the same periods, respectively. We have seen an improvement in these metrics during the six months ended June 30, 2021, with our members spending an average of $984 at our centers and visiting our centers an average of 57 times during that period.

Higher engagement and connectivity with our members drive attractive long-term value per member and higher member retention rates. Over 25% of our new Center memberships each year are driven by individuals and families re-joining the Life Time community following a period of non-membership, highlighting that a meaningful portion of canceled memberships derive from external life changes (such as relocation) rather than a negative club experience.

Flexible Real Estate Strategy with Nationwide Footprint

We have a diversified portfolio of over 150 resort-like athletic destinations that are primarily located in affluent markets across 29 states and one Canadian province. Over the last five years, we have become more asset-light through sale-leaseback transactions and have adopted more strategic and flexible center formats that can be modified to accommodate various settings, including traditional suburban, vertical residential, urban and mall/retail locations. Our focus on a flexible real estate strategy since 2015 has enabled us to develop a business model that targets a new center return on invested capital of mid-to-upper thirties percent, more than double historical trends, grow the number of centers at a faster pace and enter attractive urban coastal markets with premium centers where the price of real estate had historically been a deterrent to entry. We also benefit from our in-house architecture, design and construction expertise that allows us to create sustainable and energy efficient centers. These efforts have helped us control the cost and pace of capital expenditures and have also ensured a consistent feel across our centers.

We have developed a disciplined and sophisticated process to evaluate markets and specific sites in those markets where we may want to build new centers. This dynamic process is based upon demographic, psychographic and competitive criteria generated from profiles of our most successful centers, and we continue to refine these criteria based upon the performance of our centers. We believe that the presence of a Life Time center benefits landlords and the value of the underlying property and surrounding neighborhoods. We seek to leverage this halo effect of our brand, as well as long-term relationships with landlords, to achieve favorable lease agreements and increased tenant improvement allowances from landlords to support our capital light expansion.

Recurring Revenue Model with Consistent Growth

Membership dues from our network of members create a recurring and relatively predictable revenue stream that has proven to be resilient for nearly 30 years and across economic cycles. Membership dues provide our largest source of revenue, representing 63%, 69% and 68% of our total revenue in 2019, 2020 and the six months ended June 30, 2021, respectively.

We have grown from $137 million, $4 million and $36 million in revenue, net income and Adjusted EBITDA, respectively, in 2001 to $1.9 billion, $30 million and $438 million in revenue, net income and Adjusted EBITDA, respectively, in 2019. During that time period, we did not have a year-over-year decline in revenue or Adjusted EBITDA. While revenue, net income and Adjusted EBITDA did decline to $948 million, $(360) million and $(63) million, respectively, during the COVID-19 pandemic in 2020, we have already begun to see a recovery during 2021 as we re-opened our centers and we emerge from the pandemic. During the six months ended June 30, 2021, we generated $572 million, $(229) million and $(15) million in revenue, net (loss) and Adjusted EBITDA, respectively.

Passionate, Visionary, Founder-Led Management Team with Deep Industry Experience

Our unwavering commitment to excellence and a “Healthy Way of Life” culture is driven by our passionate management team, under the leadership of Bahram Akradi, our founder, Chairman and Chief Executive Officer. Life Time was founded by Mr. Akradi in 1992 with a goal of helping people achieve their health, fitness and wellness goals by delivering entertaining, educational and innovative experiences with uncompromising quality and unparalleled service. From the very beginning, Mr. Akradi has led the Company with a focus on serving members’ needs first and a belief that business results would naturally follow.

By building a strong and highly experienced executive leadership team, Life Time has continued to grow and consistently deliver exceptional experiences. Our executive leadership includes:

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Tom Bergmann, President & Chief Financial Officer. Mr. Bergmann has been with Life Time for more than five years and has more than 30 years of leadership experience across various industries, including as Chief Financial Officer at three companies including USF Corporation (prior to being acquired by Yellow Corporation), Amsted Industries and Harley Davidson.

•	Jeff Zwiefel, President & Chief Operating Officer. Mr. Zwiefel has been with Life Time for over 20 years and has more than 35 years of experience in the health, fitness and wellness industry.

•	Eric Buss, Executive Vice President & Chief Administrative Officer. Mr. Buss has been with Life Time for over 20 years and has served as a key executive leader in a variety of roles.

•	Parham Javaheri, Executive Vice President & Chief Property Development Officer. Mr. Javaheri joined Life Time in 2004 and has over 20 years of experience in real estate development.

•	RJ Singh, Executive Vice President & Chief Digital Officer. Mr. Singh joined Life Time in 2017 and oversees all digital and technology infrastructure, operations and initiatives.

Our team has an entrepreneurial spirit that we believe makes us highly adaptable, reflects an ownership mentality and allows us to navigate shifts in the health, fitness and wellness landscape, including as a result of the COVID-19 pandemic. We believe the strength of our team, culture and organizational approach position us to continue to grow and deliver strong financial results.

Our Growth Strategies

We have built a strong foundation with an engaged membership base in pursuit of a healthy way of living. Leveraging our omni-channel platform, we intend to grow by increasing our membership base through our proven business model, increasing revenue per center membership, growing our number of centers and expanding our ecosystem.

Continue to Grow Our Membership Base

We believe we will expand our membership base as consumer activity accelerates post-pandemic and by continuing to increase our brand awareness, acquire new consumers and retain our current members longer. We expect to grow our consumer reach through the following initiatives:

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Data-driven, targeted marketing campaigns focused on experiences. Employ targeted marketing campaigns driven by data analytics to increase brand awareness and membership growth, as well as engage in consumer-focused marketing related to improving their health post-pandemic. According to a survey conducted by Momentum Worldwide, 76% of consumers would rather spend their money on experiences than on material items.

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Attract and retain members. Continue to expand our offerings to attract and retain members of all ages, from extended childcare hours for kids, to new studio classes, to pickleball for the aging population. We believe extending our existing membership offerings with complementary or fee-based services and benefits will continue to drive broader appeal, higher memberships and longer member retention.

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Market share gains. Capture orphaned members from fitness centers that shutdown during the pandemic. According to IHRSA, approximately 22% of health clubs and fitness studios closed permanently during the pandemic. We believe we are well-positioned to capture a portion of these consumers within our markets.

We believe that employing these strategies will enable us to continue to grow our membership base over the long-term.

Increase Revenue per Center Membership

We expect to increase revenue from our members by executing on the following initiatives:

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Expand in-center offerings that generate incremental revenue. We nearly doubled our average in-center revenue per membership from 2007 to 2019. Although we saw a decline in average center revenue per membership during 2020, we have begun seeing a recovery during the six months ended June 30, 2021. We intend to continue to expand our health, fitness and wellness offerings to cater to all types of interests and levels, and to drive increased spend by members within our centers.

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Enhance membership pricing. We expect to increase spend from consumers by developing new premium centers in more affluent markets that drive higher membership dues, enhancing experiences at our existing centers to create more value and pricing opportunities and, over time, transitioning existing memberships to higher membership prices or tiers as we continue to add more value to their membership.

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Drive further digital penetration. We plan to continue growing our digital usage across our members and direct-to-consumer non-center members. We plan to drive these engagement levels higher as we scale and better interconnect our digital platform and full-service centers. In addition to increasing engagement and retention with our center members, we believe our digital offering enables us to attract and retain new members, generate incremental revenues, deliver high-quality fitness content and maintain strong levels of member engagement, even when a member is unable to visit one of our centers.

Grow Our Number of Premium Athletic Centers

We believe we have significant whitespace opportunity for our premium athletic centers across the United States and Canada, as well as internationally. Our new center expansion is focused on strategic locations that we expect will generate higher average dues, higher in-center revenue per membership and higher revenue per square foot. Our asset-light model and flexible center formats allow us to further expand our potential market and strategically target premium locations with wealthier demographic profiles.

Between 2016 and 2019, we opened eight new centers per year on average. After opening three new centers in 2020, we expect to return to growth, and have plans to open six new centers in 2021 with a pipeline to open 20 or more new centers in 2022 and 2023. Our new centers historically have ramped to maturity over three to four years with a high level of consistency. As our annual number of new centers increases, we believe this ramping club dynamic will provide further support and predictability to our overall revenue and earnings growth.

We believe our flexible, vertically integrated real estate capabilities and brand strength provide meaningful runway for Life Time’s expansion.

We also intend to complement our organic growth through acquisitions. We have acquired, and expect to continue to acquire, athletic centers as well as services and experiences. Our acquisitions can be single assets or portfolios of assets. We take a disciplined approach to sourcing, acquiring and integrating high quality assets and/or locations and complementary businesses that can help us continue to expand into new geographic areas, acquire key talent, and offer new services and experiences. Our post-acquisition integration process often involves significant investments in both the acquired physical assets and human capital to improve each acquired site and to rebrand the look and feel of the center to create the Life Time brand experience for our members.

Expand the Life Time Ecosystem

We believe the importance of health, fitness and wellness coupled with the structural shift of consumer preferences towards experiential and proactive health and wellness spending creates new opportunities for us to leverage our “Healthy Way of Life” lifestyle brand. As our business model evolves and our membership base grows, we expect to leverage our brand reputation and use our deep understanding of membership needs to add a growing portfolio of products and services to our omni-channel platform. We also believe that we can leverage our brand reputation and deep understanding to expand our operations internationally. While our operations are predominantly in the United States today, we continuously analyze our growth strategy and believe we have opportunities to expand our digital and physical ecosystem and healthy way of life internationally.

We want Life Time to be our consumers’ “second home.” For example, in 2018, we launched Life Time Work, a brand extension capitalizing on the broader shift to co-working spaces. We have eight Life Time Work locations open and operating, with plans to open more in the following years. Life Time Work locations average approximately 30,000 square feet and come with a variety of perks and amenities, including complimentary access to our centers in the United States and Canada, secure storage, printing stations, coffee bars and healthy snacks.

We also see significant opportunity to further embed the Life Time brand and healthy way of living through the development of high-end, wellness-oriented residences. To this end, we opened our first Life Time Living location in 2021 and plan to open additional locations during the next few years. While we are in the early stages of capitalizing on this opportunity, we believe integrating how and where consumers live, work, move and play is a promising opportunity that Life Time is uniquely positioned to capture.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled “Risk Factors,” including the following risks, before investing in our common stock:

Risks Relating to Our Business Operations and Competitive Environment

•	the impact of the COVID-19 pandemic;

•	our ability to attract and retain members;

•	competition in the health, fitness and wellness industry;

•	our inability to anticipate and satisfy consumer preferences and shifting views of health, fitness and wellness;

•	events such as severe weather conditions, natural disasters, global pandemics or other health crises, hostilities and social unrest, among others;

•	disruptions in the operations of our centers in geographic areas where we have significant operations;

•	our dependence on a limited number of suppliers for equipment and certain products and services;

Risks Relating to Our Brand

•	a deterioration in the quality or reputation of our brand or the health club industry;

•	risks relating to our use of social media and email and text message marketing;

•	our inability to protect and enforce our intellectual property rights or defend against intellectual property infringement suits against us by third parties;

Risks Relating to the Growth of Our Business

•	our inability to identify and acquire suitable sites for centers;

•	increased investments in future centers in wealthier demographic areas and the risk that the level of return will not meet our expectations;

•	delays in new center openings;

•	our growth and changes in the industry;

•	costs we may incur in the development and implementation of new businesses with no guarantee of success;

•	risks relating to acquisitions, including our inability to acquire suitable businesses or, if we do acquire them, risks relating to asset impairment or the integration of the business into our own;

Risks Relating to Our Technological Operations

•	our ability to adapt to significant and rapid technological change;

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our inability to properly maintain the integrity and security of our data or the data of our members, to comply with applicable privacy laws, or to strategically implement, upgrade or consolidate existing information systems;

•	disruptions and failures involving our information systems;

•	risks related to automated clearing house (“ACH”), credit card, debit card and digital payments we accept;

Risks Relating to Our Capital Structure

•	our ability to generate cash flow to service our substantial debt obligations;

•	our ability to operate our business under the restrictions in our Credit Facilities and Indentures that limit our current and future operating flexibility;

•	our ability to incur additional debt;

Risks Relating to Our Human Capital

•	our inability to retain our key employees and hire additional highly qualified employees;

•	labor shortages;

•	attempts by labor organizations to organize groups of our employees or changes in labor laws;

Risks Relating to Legal Compliance and Risk Management

•	our ability to comply with extensive governmental laws and regulations, and changes in these laws and regulations;

•	claims related to our health, fitness and wellness-related offerings;

•	our inability to maintain the required level of insurance coverage on acceptable terms or at an acceptable cost;

•	claims related to construction or operation of our centers and in the use of our premises, facilities, equipment, services, activities or products;

Risks Relating to Our Financial Performance

•	potential negative impacts resulting from the opening of new centers, including in our existing markets;

•	rising costs related to construction of new centers and maintenance of our existing centers and our inability to pass these cost increases through to our members;

•	risks associated with leases on certain of our centers;

•	seasonal and quarterly variations in our revenues and net income;

•	delayed payments or failure to pay by our members and difficulties negotiating and collecting amounts due from members;

Risks Relating to this Offering and Ownership of Our Common Stock

•	a liquid trading market for our common stock may not develop;

•	significant changes to our share price following this offering;

•	potential conflicts of interest between the private equity investment funds that control us and our public stockholders;

•	other risks relating to this offering and ownership of our common stock;

•	other factors beyond our control; and

•	other factors set forth under “Risk Factors” in this prospectus.

Our Principal Stockholders

Following the consummation of this offering, the Voting Group will hold approximately 76.4% of the voting power of our common stock, or 73.8% if the underwriters exercise in full their option to purchase additional shares. The Voting Group includes investment funds affiliated with LGP and TPG which, after the consummation of this offering, will hold approximately 27.0% and 20.2%, respectively, of the voting power of our outstanding common stock, or 26.1% and 19.5%, respectively, if the underwriters exercise in full their option to purchase additional shares. These ownership percentages do not reflect the potential purchase by the Existing Stockholder Investors of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described in this prospectus. Accordingly, the Voting Group, and in particular, LGP and TPG, will control us and will have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by stockholders, including the election of directors. You should consider that the interests of members of the Voting Group may differ from your interests in material respects and they may vote in a way with which you disagree and that may be adverse to your interests. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock” for more information.

LGP. LGP is a leading private equity investment firm founded in 1989 and based in Los Angeles with over $50 billion of assets under management. The firm partners with experienced management teams and often with founders to invest in market-leading companies. Since inception, LGP has invested in over 100 companies in the form of traditional buyouts, going-private transactions, recapitalizations, growth equity, and selective public equity and debt positions. The firm primarily focuses on companies providing services, including consumer, business and healthcare services, as well as retail, distribution and industrials.

TPG. TPG is a leading global alternative asset firm founded in 1992 with more than $96 billion of assets under management as of March 31, 2021 and offices in Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Mumbai, New York, San Francisco, Seoul, Singapore, and Washington, DC. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, impact investing, real estate, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio.

Our Corporate Information

Life Time Group Holdings, Inc. is the issuer in this offering and changed its name from LTF Holdings, Inc. on June 21, 2021. We operate primarily through our wholly owned subsidiaries, including Life Time, Inc.

Our principal executive office is located at 2902 Corporate Place, Chanhassen, Minnesota 55317 and our telephone number at that address is 952-947-0000. We maintain a website on the Internet at www.lifetime.life. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

The Offering

Common stock offered by us	46,200,000 shares.

Common stock to be outstanding after this offering	198,118,580 shares.

Option to purchase additional shares	The underwriters have been granted an option to purchase up to an aggregate of 6,930,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $846.5 million, based on the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering (i) to repay $735.0 million in aggregate principal amount of borrowings under our Term Loan Facility, plus $5.6 million in accrued interest and a 1% prepayment penalty of $7.4 million, (ii) to pay offering fees and expenses and (iii) for working capital and general corporate purposes. See “Use of Proceeds.”

A $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $43.9 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares of common stock from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $18.5 million. Such increase (decrease) in net proceeds will increase (decrease) the amount of borrowings under our Term Loan Facility we intend to repay and/or the amount used for working capital and the remainder available for general corporate purposes.

Proposed stock exchange symbol	“LTH”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. After the consummation of this offering, the Voting Group will control us and will have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by stockholders, including the election of directors.

Dividend policy	We currently do not intend to declare any dividends on our shares of common stock in the foreseeable future. Our ability to pay dividends on our shares may be limited by the covenants contained in the agreements governing the Credit Facilities and the Notes and applicable law. See “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. If purchased by our directors and officers, such shares of common stock will be subject to a 180-day lock-up restriction. The sales will be made through a Directed Share Program. If these persons purchase common stock, it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 25 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Conflicts of Interest	An affiliate of TPG Capital BD, LLC, an underwriter in this offering, will own in excess of 10% of our issued and outstanding shares of common stock following this offering. As a result of the foregoing relationship, TPG Capital BD, LLC is deemed to have a “conflict of interest” within the meaning of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to Rule 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering. In accordance with paragraph (c) of Rule 5121, no sales of the shares of our common stock will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Indication of Interest	The Existing Stockholder Investors have indicated an interest in purchasing an aggregate of up to a maximum of $205.7 million in shares of common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or a commitment to purchase, the Existing Stockholder Investors could determine to purchase more, less or no shares of common stock in this offering, or the underwriters could determine to sell more, less or no shares to the Existing Stockholder Investors. The underwriters will not receive a discount on any of the shares of common stock purchased by the Existing Stockholder Investors, which would result in increased net proceeds to us to the extent the Existing Stockholder Investors purchase shares in the offering.

The number of shares of common stock to be outstanding after this offering excludes:

•

24,139,112 shares of common stock issuable upon the exercise of options outstanding under our 2015 Plan (as defined below) as of September 21, 2021 with a weighted average exercise price of $12.06 per share;

•	610,351 shares of common stock issuable upon the vesting of restricted stock units outstanding under our 2015 Plan as of September 21, 2021;

•

14,519,649 additional shares of common stock that will become available for future issuance under our 2021 Incentive Award Plan (the “2021 Plan”), which will become effective in connection with the completion of this offering, as well as any shares that will become issuable pursuant to provisions in the 2021 Plan that automatically increase the share reserve under the 2021 Plan plus an expected 992,160 shares reserved but not issued under our 2015 Plan; and

•

2,903,930 additional shares of common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective in connection with the completion of this offering, as well as any shares that will become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.

Unless otherwise indicated, all information contained in this prospectus:

•	assumes an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase up to 6,930,000 additional shares from us;

•

assumes the conversion of 500,000 shares of our restricted Series A Preferred Stock into 549,276 shares of common stock in connection with the completion of this offering (based on an assumed initial public offering price of $19.50 (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of this offering of October 12, 2021). See “Basis of Presentation”;

•

assumes the conversion of 5,429,570 shares of our Series A Preferred Stock into approximately 6,172,815 shares of common stock (based on an assumed initial public offering price of $19.50 (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of this offering of October 12, 2021). See “Basis of Presentation”; and

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws.

Summary Historical Consolidated Financial Information

The following table shows (i) summary historical audited consolidated financial statements for the fiscal years ended December 31, 2018, 2019 and 2020 and (ii) summary historical consolidated financial information derived from our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2020 and June 30, 2021.

The summary historical consolidated statement of operations and cash flow data presented below for the years ended December 31, 2018, 2019 and 2020 and the balance sheet data as of December 31, 2019 and 2020 have been derived from, and should be read together with, our audited consolidated historical financial statements and the accompanying notes included elsewhere in this prospectus as well as the section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated historical balance sheet data as of December 31, 2018 has been derived from our consolidated historical financial statements which are not included in this prospectus. The summary historical consolidated balance sheet data as of June 30, 2021 and the summary historical consolidated statement of operations and cash flow data for the six months ended June 30, 2020 and June 30, 2021 have been derived from, and should be read together with, our unaudited interim condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary historical balance sheet data as of June 30, 2020 has been derived from our unaudited interim condensed consolidated financial statements which are not included in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

This information is a summary only and should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Our historical results are not necessarily indicative of results to be expected in future periods.

($ in thousands, except per share data)	Year Ended December 31,			Six Months Ended June 30,
	2018	2019	2020	2020	2021

Statement of Operations Data:
Revenue:
Center revenue	$1,701,600	$1,851,345	$929,966	$476,570	$561,690
Other revenue	47,693	49,026	18,413	12,310	10,795

Total revenue	1,749,293	1,900,371	948,379	488,880	572,485
Operating expenses:
Center operations	950,585	1,041,133	660,046	349,778	393,326
Rent	124,895	165,695	186,257	90,931	102,039
General, administrative and marketing	196,693	227,684	149,898	87,461	81,592
Depreciation and amortization	211,451	220,468	247,693	127,124	119,028
Other operating	69,195	76,842	63,634	22,260	15,864

Total operating expenses	1,552,819	1,732,092	1,307,528	677,554	711,849

Income (loss) from operations	196,474	168,279	(359,149)	(188,674)	(139,364)
Other income (expense):
Interest expense, net of interest income	(136,176)	(128,955)	(128,394)	(64,757)	(136,295)
Equity in earnings of affiliate (1)	814	805	(187)	(243)	(384)

Total other expense	(135,362)	(128,150)	(128,581)	(65,000)	(136,679)

Income (loss) before income taxes	61,112	40,129	(487,730)	(253,674)	(276,043)
Provision for (benefit from) income taxes	20,170	10,080	(127,538)	(71,017)	(46,886)

Net income (loss)	40,942	30,049	(360,192)	(182,657)	(229,157)

Non-controlling interest	54	24	—	—	—
Net income (loss) attributable to Life Time Group Holdings, Inc.	$40,888	$30,025	$(360,192)	$(182,657)	$(229,157)

Per share data:
Basic and diluted net income (loss) per share attributable to stockholders	$0.30	$0.22	$(2.48)	$(1.26)	$(1.65)
Basic and diluted weighted-average shares outstanding (2)	137,250	139,405	145,137	145,078	145,196

($ in thousands)	Year Ended December 31,			Six Months Ended June 30,
	2018	2019	2020	2020	2021
Other financial data (unaudited):
Net income	$40,888	$30,025	$(360,192)	$(182,657)	$(229,157)
Net income margin (3)	2.3%	1.6%	(38.0)%	(37.4)%	(40.0)%
Adjusted EBITDA (4)	$421,069	$437,933	$(62,996)	$(32,497)	$(14,754)
Adjusted EBITDA margin (4)	24.1%	23.0%	(6.6)%	(6.6)%	(2.6)%
Center operations	$950,585	$1,041,133	$660.046	$349,778	$393,326
Pre-opening expenses (5)	17,509	14,282	7,463	4,487	4,671
Rent	124,895	165,695	186,257	90,931	102,039
Non-cash rent expense (6)	12,980	22,521	37,105	26,307	6,219
Net cash provided by (used in) operating activities	336,193	358,718	(95,981)	(44,376)	(13,039)
Free cash flow before growth capital expenditures (7)	188,440	177,479	(197,441)	(113,699)	(60,825)

($ in thousands)	Year Ended December 31,			Six Months Ended June 30,
	2018	2019	2020	2020	2021
Cash flow data:
Net cash provided by (used in) operating activities	$336,193	$358,718	$(95,981)	$(44,376)	$(13,039)
Net cash (used in) provided by investing activities	(613,843)	(477,814)	(6,115)	(19,539)	(89,718)
Net cash provided by financing activities	269,689	133,316	87,395	106,192	173,712
Effect of exchange rate on cash and cash equivalents	(217)	208	(55)	(258)	50

Increase (decrease) in cash and cash equivalents	$(8,178)	$14,428	$(14,756)	$42,019	$71,005

	As of December 31,			As of June 30,
($ in thousands)	2018	2019	2020	2020	2021
Balance sheet data:
Cash and cash equivalents	$33,523	$47,951	$33,195	$89,970	$104,200
Working capital (8)	(143,002)	(180,806)	(277,433)	(277,202)	(227,238)
Total assets	4,659,852	6,176,147	6,017,558	6,184,432	6,119,663
Total debt	2,196,886	2,259,960	2,272,596	2,281,868	2,369,211
Total debt, net of current portion	2,161,595	2,223,735	2,133,330	2,143,237	2,337,630
Total stockholders’ equity (9)	1,599,324	1,750,183	1,481,413	1,651,678	1,249,669

(1)

In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C. (“Bloomingdale LLC”) with two unrelated organizations for the purpose of constructing, owning and operating a center in Bloomingdale, Illinois. Each member owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement. Bloomingdale LLC is accounted for using the equity method. In December 2019, we formed both Dallas-Montfort Holdings, LLC (“D-M Holdings”) and a Delaware limited liability company named Dallas-Montfort Property, LLC, which is a wholly owned subsidiary of D-M Holdings. Also in December 2019, we and an unrelated organization each became a holder of 50% of the membership interests in D-M Holdings in exchange for a cash capital contribution by each of us of approximately $16.2 million. These capital contributions were made in connection with the acquisition of a property in Texas. Other than incurring an immaterial amount of expenditures and an additional investment by us in D-M Holdings of $0.2 million, there was no activity associated with D-M Holdings during the year ended December 31, 2020 or during the six months ended June 30, 2021.

(2)

Excludes the conversion of 5,429,570 outstanding shares of our Series A Preferred Stock and 500,000 outstanding shares of our restricted Series A Preferred Stock, which are mandatorily convertible upon an initial public offering into common stock.

(3)	Net income margin is calculated as net income divided by total revenue.
(4)

We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income (loss) before interest expense, net, provision for (benefit from) income taxes and depreciation and amortization, excluding the impact of share-based compensation expense, gain (loss) on sale-leaseback transactions, capital transaction costs, legal settlements, asset impairment and other items that are not indicative of our ongoing operations, including incremental costs related to COVID-19. This calculation of Adjusted EBITDA does not include adjustments for pre-opening expenses or non-cash rent. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by total revenue.

Adjusted EBITDA should be considered in addition to, and not as a substitute for or superior to, financial measures calculated in accordance with GAAP. These are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our liquidity and may not be comparable to other similarly titled measures of other businesses. Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our operating results or cash flows as reported under GAAP. For additional information regarding Adjusted EBITDA, our use and presentation of this measure and the related risks, see “Non-GAAP Financial Measures.”

The following table provides a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA:

($ in thousands)	Year Ended December 31,			Six Months Ended June 30,
	2018	2019	2020	2020	2021
Net income (loss)	$40,942	$30,049	$(360,192)	$(182,657)	$(229,157)
Interest expense, net (a)	136,176	128,955	128,394	64,757	136,295
Provision for (benefit from) income taxes	20,170	10,080	(127,538)	(71,017)	(46,886)
Depreciation and amortization	211,451	220,468	247,693	127,124	119,028
Share-based compensation expense (b)	100	24,152	—	—	2,881
COVID-19-related expenses (c)	—	—	49,183	32,283	(188)
(Gain) loss on sale-leaseback transactions (d)	198	(157)	(7,235)	(3,078)	831
Capital transaction costs (e)	394	6,297	96	58	—
Legal settlements (f)	1,390	8,359	345	33	—
Asset impairments (g)	10,173	10,127	7,475	—	—
Other (h)	75	(397)	(1,187)	—	2,442

Adjusted EBITDA	$421,069	$437,933	$(62,966)	$(32,497)	$(14,754)

(a)

For the six months ended June 30, 2021, we incurred a non-cash expense of $41.0 million related to the extinguishment of our related party secured loan. In June 2020, we closed on an approximate $101.5 million secured loan from an investor group comprised solely of our stockholders or their affiliates. The secured loan carried an interest rate of 12.0% and was scheduled to mature in June 2021. In January 2021, we extinguished the secured loan plus accrued interest with a book value of $108.6 million by converting the loan into 5,429,570 shares of our of Series A Preferred Stock, which had a fair value of $149.6 million, as determined by an independent third party valuation, at the time of conversion. Accordingly, we booked a $41.0 million loss upon conversion.

(b)

For the year ended December 31, 2019, includes $23.0 million of expense related to a voluntary stock option purchase offer whereby eligible holders of qualifying stock options were granted the right to sell a certain number of vested options back to us in 2019.

(c)

Represents the incremental expenses we incurred related to the COVID-19 pandemic. We adjust for these costs as they do not represent costs associated with our normal ongoing operations. We believe that adjusting for these costs provides a more accurate and consistent representation of our actual operating performance from period to period. For the year ended December 31, 2020, COVID-19 related expenses consisted of $27.0 million for project cost write-offs for sites no longer deemed viable as a result of COVID-19, $12.0 million for the employee portion of health care coverage which is normally paid by employees but was paid by us during this period on behalf of our employees and $10.2 million of emergency leave and non-working payroll while our centers were closed, which includes subsequent recovery of certain expenses under the CARES Act, severance and charitable contributions made to support our employees that were directly impacted by COVID-19. For the six months ended June 30, 2020, COVID-19 related expenses consisted of $5.1 million for project cost write-offs for sites no longer deemed viable as a result of the economic downturn caused by COVID-19, $6.5 million for the employee portion of health care coverage which is normally paid by employees but was paid by us during this period on behalf of our employees, and $20.7 million of emergency leave and non-working payroll, which includes subsequent recovery of certain expenses under the CARES Act, severance and charitable contributions made to support our employees who were directly impacted by COVID-19. For the six months ended June 30, 2021, COVID-19 related expenses consisted of $(0.6) million recovery of certain expenses recovered under the CARES Act and $0.4 million of COVID-19 legal-related costs.
(d)	We adjust for the impact of gains or losses on the sale-leaseback of our properties as they do not reflect costs associated with our ongoing operations.
(e)

Represents one-time costs related to capital transactions, including debt and equity offerings that are non-recurring in nature. For the year ended December 31, 2019, includes $5.2 million of costs related to the sale of newly issued common stock to a minority interest group.

(f)

We adjust for the impact of large class action and unusual legal settlements paid or recoveries received. These are non-recurring in nature and do not reflect costs associated with our normal ongoing operations.

(g)

Represents non-cash asset impairments. For the year ended December 31, 2018, asset impairments totaled $10.2 million, which consisted primarily of exit costs associated with the closure of our Total Health corporate business. During the year ended December 31, 2019, we incurred $10.1 million of asset impairments, which consisted of $5.9 million related to our controlling interest in our Massage Retreat and Spa business and $4.2 million of impairment charges related to our race registration and timing business. During the year ended December 31, 2020, we incurred $7.5 million of asset impairments, which consisted of $5.2 million of leasehold impairments related to four of our leased centers and $2.3 million of impairment charges related to our race registration and timing business.

(h)

Includes costs associated with large corporate restructuring charges, executive level involuntary terminations and other transactions which are unusual and non-recurring in nature. For the six months ended June 30, 2021, other expenses consisted of $1.6 million of incremental expenses related to a winter storm resulting in historical freezing temperatures affecting our Texas region, and $0.8 million of executive level severance.

(5)

Represents non-capital expenditures associated with opening new centers which are incurred prior to the commencement of a new center opening. The number of centers under construction or development, the types of centers and our costs associated with any particular center opening can vary significantly from period to period.

(6)	Reflects the non-cash portion of our annual GAAP operating lease expense that is greater or less than the cash operating lease payments.

(7)

Free cash flow before growth capital expenditures, a non-GAAP financial measure, is calculated as net cash provided by (used in) operating activities less center maintenance capital expenditures and corporate capital expenditures. Set forth below is a reconciliation from net cash provided by (used in) operating activities to free cash flow before growth capital expenditures:

($ in thousands)	Year Ended December 31,			Six Months Ended June 30,
	2018	2019	2020	2020	2021
Net cash provided by (used in) operating activities	$336,193	$358,718	$(95,981)	$(44,376)	$(13,039)
Center maintenance capital expenditures	(109,141)	(107,612)	(32,111)	(24,252)	(24,967)
Corporate capital expenditures	(38,612)	(73,627)	(69,349)	(45,071)	(22,819)

Free cash flow before growth capital expenditures	$188,440	$177,479	$(197,441)	$(113,699)	$(60,825)

(8)	Working capital is calculated as total current assets minus total current liabilities.
(9)

Excludes $151.3 million associated with 5,429,570 shares of Series A Preferred Stock and 500,000 shares of restricted Series A Preferred Stock issued and outstanding at June 30, 2021 classified as Mezzanine equity on our consolidated balance sheets. The Series A Preferred Stock is to be automatically converted into our common stock upon the consummation of this offering, along with certain other corporate transactions or the election of at least 75% of the then-outstanding shares of Series A Preferred Stock.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business Operations and Competitive Environment

COVID-19 has had and may continue to have a significant negative effect on our business, results of operations and financial condition.

On March 11, 2020, the World Health Organization declared the outbreak of SARS-CoV-2, a novel coronavirus that causes coronavirus disease 2019 (“COVID-19”), a pandemic, recommending containment and mitigation measures worldwide. On March 13, 2020, the United States declared a National Public Health Emergency with respect to COVID-19. On March 16, 2020, we closed all of our centers based on orders and advisories from federal, state and local governmental authorities regarding COVID-19. We re-opened our first center on May 8, 2020 and continued to re-open our centers as state and local governmental authorities permitted. As of August 31, 2021, we had re-opened all of our 155 centers (some of which have been re-opened after being closed a second time by government authorities). Whether we will need to close any of our centers again and the duration of any such center closures that may occur, remains uncertain and is dependent on future developments that cannot be accurately predicted at this time. We did not collect any monthly Center membership dues or recurring product charges at our closed centers, and we did not begin collecting dues and recurring product charges from any member until the member’s applicable center re-opened, in each case with limited exceptions where our members opted to continue to receive certain limited services. As a result, our center closures have had and may continue to have a significant effect on our revenue.

We expect our centers and in-center businesses will continue to be impacted differently based upon considerations such as their geographic location, vaccination rates, impacts of variants, applicable government restrictions and guidance, and employee and member sentiment with respect to working in and/or using our centers. We continue to face more burdensome operating protocols in many of our center locations and have faced member and employee attrition in response to COVID-19. These events have impacted and may continue to negatively impact our business, results of operations and financial condition. In addition, positive COVID-19 cases traced to any one of our centers or any negative publicity relating to health-related matters may affect members’ perceptions of our centers, reduce member and prospective member visits to our centers and negatively impact demand for our center offerings.

Since we did not collect any monthly Center membership dues or recurring product charges at our closed centers, we have experienced a significant loss of both Center revenue and in-center revenue, and the percentage of our in-center revenue to total revenue also decreased. In addition to the significant reduction in revenue from our closed centers, we have experienced a reduction in membership levels and activity. As of June 30, 2021, total memberships were 759,720, a decrease of 20.0% compared to 950,183 at March 31, 2020, shortly following the onset of the COVID-19 pandemic. Center memberships were 657,737, a decrease of 22.4% compared to 847,161 at March 31, 2020. Digital On-hold memberships were 101,983, a decrease of 1.0% compared to 103,022 at March 31, 2020. If our memberships and in-center member activity do not return to levels that existed prior to COVID-19, including if our members who have placed their Center membership on hold do not return to Center membership at rates we have historically experienced, our results of operations will continue to be negatively impacted.

COVID-19 has also forced us to reduce our operating costs and preserve liquidity. Due to our significant fixed costs, we were not able to reduce our expenses commensurate with our reduced revenues. While we took swift and wide-ranging cash management actions to reduce our operating costs, defer rental payments and preserve liquidity, we have experienced significant negative effects on our results of operations and financial condition. COVID-19 has also impacted our ability to grow our business. We initially suspended virtually all construction capital spending, including a suspension or material reduction in activities at approximately 20 significant construction projects in 10 states, thereby delaying projected completion dates. We also permanently discontinued the development of a number of real estate projects in process. As of August 31, 2021, we had nine centers under construction in six states, most of which are associated with substantial tenant allowances and/or contractual commitments. We cannot be certain that we will not need to suspend the level of construction activities associated with the suspended projects or any new projects.

The COVID-19 pandemic has caused significant economic shifts across the United States which may reduce or change consumer demand in our industry. We have experienced a material loss of members and revenue as a result of the necessary suspension of our operations mandated by governmental authorities to address the threat of the spread of COVID-19. We may continue to experience losses in members and/or revenue, including a higher loss of existing members, a lower conversion of Digital On-hold memberships to Center memberships than we have historically experienced and/or fewer new members joining our centers. We cannot predict the degree, or the time period, over which our business will be affected by COVID-19 and such impact is dependent on future developments that cannot be accurately predicted at this time. In light of this uncertainty, the extent of the impact of COVID-19 on our financial position, results of operations, liquidity and cash flows is uncertain at this time.

We may be unable to attract and retain members, which could have a negative effect on our business, results of operations and financial condition.

The success of our business depends on our ability to attract and retain members, and we cannot assure you that we will be successful in our marketing efforts or that the membership levels at our centers will not decline, especially at those centers in operation for an extended period of time. All of our members are able to cancel their membership at any time upon providing advance notice. In addition, we experience attrition and must continually engage existing members and attract new members in order to maintain our membership levels and sales from in-center services. There are numerous factors that could lead to a decline in membership levels or sales of in-center services in mature centers or that could prevent us from increasing membership and in-center service revenue at newer centers where membership is generally not yet at a targeted capacity. These factors include changing desires and behaviors of consumers, changing consumer confidence, changes in discretionary spending trends and general economic conditions, market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, direct and indirect competition in our trade areas, advances in medical care that lead to less interest in health and fitness activities and a decline in the public’s interest in health and fitness as well as social fears such as terror or health threats which could reduce the desire to be in a concentrated public venue.

As detailed in the risk factor immediately above, we experienced a significant reduction in membership levels, sales of in-center services and center activity as a result of COVID-19. The full extent and duration of the impact of COVID-19 over the longer term on our membership levels, sales and center activity remains uncertain and is dependent on future developments that cannot be accurately predicted at this time. Additionally, our business could be particularly sensitive to reductions in discretionary consumer spending and in a depressed economic and consumer environment, consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our services and products. In addition, we anticipate that most of our future centers will target higher income members than we have historically targeted. We may not be successful in optimizing price and mix or in adding new memberships in these new centers, and our growth in membership dues in these future centers may suffer as a result. Any decrease in our average dues, reduction in enrollment fees or higher membership acquisition costs may adversely impact our operating margins.

Our business could be adversely affected by strong competition in the highly competitive health, fitness and wellness industry.

We compete with the following industry participants: other health and fitness centers and operators; physical fitness and recreational facilities established by non-profit organizations, governments, hospitals and businesses; local salons, cafés and businesses offering similar ancillary services; small fitness clubs and studios and other boutique fitness offerings; racquet, tennis and other athletic centers; rental unit and condominium amenity centers; country clubs; digital fitness and health services including online personal training and fitness coaching; the home-use fitness equipment industry; athletic event operators and related suppliers; and providers of wellness and other health and wellness orientated products and services. We cannot assure you that our competitors will not attempt to copy our business model, or portions thereof, and that this will not erode our market share and brand recognition and impair our business and results of operations. Competitors, which may have greater name recognition and/or resources than we have, may compete with us to attract members in our markets. Non-profit and government organizations in our markets may be able to obtain land and construct centers at a lower cost and collect membership fees without paying taxes, thereby allowing them to charge lower prices. Additionally, consolidation in the health, fitness and wellness industry could result in increased competition among participants. Furthermore, due to the increased number of low cost health center and fitness center alternatives, we may face increased competition during periods if we increase our price, discretionary spending declines or unemployment increases. This competition may limit our ability to attract and retain members, each of which could materially and adversely affect our results of operations and financial condition.

If we are unable to anticipate and satisfy consumer preferences and shifting views of health, fitness and wellness, our business may be adversely impacted.

Our success depends on our ability to anticipate and satisfy consumer preferences relating to health, fitness and wellness. Our business and all of our services are subject to changing consumer preferences that cannot be predicted with certainty. Developments or shifts in research or public opinion on the types of health, fitness and wellness services we provide could negatively impact our business, or consumers’ preferences for health, fitness and wellness services could shift rapidly to different types of health and fitness centers, and we may be unable to anticipate and respond to shifts in consumer preferences. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our business model, or that consumers could prefer health, fitness and wellness opportunities that do not align with our business model. Failure to predict and respond to changes in public opinion, public research and consumer preferences could adversely impact our business.

Events such as severe weather conditions, natural disasters, global pandemics or other health crises, hostilities, gun violence and social unrest, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, hostilities and social unrest, any shifting climate patterns or terrorist activities (or expectations about them) can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which could have an adverse effect on our results of operations and financial condition. We may also be forced to temporarily close centers due to any number of unforeseen circumstances, including as a result of global pandemics or other health crises, fire, flood, technical difficulties, loss of power, health and safety incident, social unrest, terrorist incident, natural disaster or an active shooting or other violence with a weapon. Any prolonged closures may adversely affect our results of operations and financial condition and may also result in longer term reductions in revenue as a result of termination of memberships by members of the affected centers. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully. We have significant operations concentrated in certain geographic areas, and any disruption in the operations of our centers in any of these areas could harm our results of operations.

We operate multiple centers concentrated in various geographical locations across the country, with planned expansion in current and new markets. As a result, any prolonged disruption in the operations of our centers in any of these markets, whether due to technical difficulties, power failures, pandemics or epidemics, or destruction or damage to the centers as a result of a natural disaster, fire or any other reason, could harm our results of operations, as we have experienced and expect to continue to experience due to COVID-19. In addition, our concentration in these markets increases our exposure to adverse developments related to competition, as well as economic and demographic changes in these areas.

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit.

Equipment and certain products and services used in our centers and businesses, including our exercise equipment and certain of our software and hardware, are sourced from third-party suppliers. Although we believe that adequate substitutes are currently available, we depend on these third-party suppliers in order for us to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality services is subject to technical and operational uncertainties that are beyond our control. Any disruption to our suppliers’ operations could impact our supply chain and our ability to service our centers. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers could be time-consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment or services we require, our suppliers encounter difficulties meeting our demands, our websites or applications experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided, or there is damage to the value of one or more of our vendors’ brands, our ability to serve our members and elevate our brand could be interrupted and/or negatively impacted. If any of these events occurs, it could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Brand

Our business depends on the quality and reputation of our brand, and any deterioration in the quality or reputation of our brand or the health, fitness and wellness industry could materially adversely affect our market share, business, results of operations and financial condition.

Our brand and our reputation are among our most important assets. Our ability to attract and retain members and expand our businesses depends, in part, upon the external perceptions of Life Time, the quality of our centers and services and our corporate and management integrity. Any adverse incidents, including any involving the potential safety of our members, guests or employees, physical or sexual abuse or other harm to a child at any of our children play areas or events or negative publicity regarding us, our competitors or our industry, may damage our brand and our reputation, cause a loss of consumer confidence in Life Time and the industry and could have an adverse effect on our results of operations and financial condition.

Use of social media, email and text message marketing may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms and email and text message marketing, including social media websites, blogs and other forms of internet-based communication, which allow individuals to access a broad audience of consumers and other interested persons. Negative commentary about us may be posted on social media platforms or similar devices at any time and may harm our brand, reputation or business. Consumers value readily available information about health, fitness and wellness and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our centers, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our centers.

We also use email, text messaging, phone and social medial platforms as marketing tools. For example, we maintain Facebook, Instagram and Twitter accounts and communicate regularly with our members via email. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, results of operations and financial condition or subject us to fines or other penalties.

Our intellectual property rights may be inadequate to protect our business or may be infringed, misappropriated or challenged by others.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason, whether in the United States or internationally, could have a material adverse effect on our business, results of operations and financial condition.

We rely on our trademarks, trade names and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved in the United States or internationally. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products or services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands and replacing products. In particular, although we own a U.S. federal trademark registration for use of the LIFE TIME® mark in the field of health and fitness centers, we are aware of entities in certain locations around the country that use LIFE TIME FITNESS, LIFE TIME or other similar marks in connection with goods and services related to health, fitness and wellness, including dietary food supplements. The rights of these entities in such marks may predate our rights. Accordingly, if we open any centers or otherwise operate in the areas in which these parties operate, we may be required to pay royalties or other fees or may be prevented from using the mark in such areas. Furthermore, if any third party were to successfully seek cancellation of our federal trademark registrations, we may be prevented from using such marks throughout the United States.

Further, we cannot assure you that competitors or other businesses will not infringe on our trademarks or other intellectual property rights. In the event of any such infringement, the value of our brand may be harmed and we may be required to incur substantial costs and divert resources to pursue any claim against the third-party infringer. We cannot assure you, however, that we will have adequate resources to enforce our trademarks or other intellectual property rights. If we were to fail to successfully protect our intellectual property rights for any reason, it could have an adverse effect on our business, results of operations and financial condition. Additionally, any damage to our brand or reputation could cause membership levels to decline and make it more difficult to attract new members.

If it becomes necessary to protect or defend our intellectual property rights or if we infringe on the intellectual property rights of others, we may become involved in costly litigation or be required to pay royalties or fees.

We may have disputes with third parties to enforce our intellectual property rights, protect our trademarks, determine the validity and scope of the proprietary rights of others or defend ourselves from claims of infringement, invalidity, misappropriation or unenforceability. We may incur substantial costs and a diversion of resources as a result of such disputes, even if we win. In the event that we do not win, we may have to pay significant fees (and fines and penalties) and enter into royalty or licensing agreements, we may be prevented from using the intellectual property within certain markets in connection with goods and services that are material to our business or we may be unable to prevent a third party from using our intellectual property. We cannot assure you that we would be able to reach an agreement on reasonable terms, if at all.

Risks Relating to the Growth of Our Business

If we are unable to identify and acquire or lease suitable sites for centers, our revenue growth rate and profits may be negatively impacted.

To successfully expand our business, we must identify and acquire or lease sites that meet the site selection criteria we have established. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We may face significant competition for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay significantly higher prices for those sites. In addition, we needed to temporarily prioritize and reduce the number of sites for future growth due to the impact of COVID-19 on our results of operations and financial position. If we are unable to identify and acquire sites for new centers, our revenue growth rate and profits may be negatively impacted. Additionally, if our analysis of the suitability of a site is incorrect, we may not be able to recover our capital investment in developing and building the new center.

As we increase our numbers of centers, our current focus is on wealthier demographic locations, which typically require higher costs of land, increased construction costs, higher lease payments and more luxurious amenities and features within the new centers. The higher gross invested capital at these centers will require higher operating profits per center to produce the level of return that we are able to achieve at other centers. Failure to provide this level of return could adversely affect our financial results.

Delays in new center openings could have an adverse effect on our growth.

In order to meet our objectives, it is important that we open new centers on schedule. A significant amount of time and expenditure of capital is required to develop and construct new centers. If we are forced to halt development or construction or if we are significantly delayed in opening new centers, we could face increased costs and our competitors may be able to open new centers in the same market before we open our centers or improve centers currently open. This change in the competitive landscape could negatively impact our pre-opening sales of memberships and increase our investment costs. In addition, delays in opening new centers could hurt our ability to meet our growth objectives as we have experienced with our need to materially reduce activities at 20 significant construction projects in 10 states in early 2020 due to COVID-19. Our ability to open new centers on schedule or at all depends on a number of factors, many of which are beyond our control. These factors include:

•	obtaining acceptable financing including executing sale-leaseback transactions to fund construction of new sites;

•	obtaining entitlements, permits and licenses necessary to complete construction of the new center on schedule and to operate the center;

•	securing access to labor and materials necessary to develop and construct our centers;

•	delays due to material shortages, labor issues, weather conditions or other acts of God, pandemics or epidemics, discovery of contaminants, accidents, deaths or injunctions;

•	recruiting, training and retaining qualified employees; and

•	general economic conditions.

Our growth and changes in the industry could place strains on our management, employees, information systems and internal controls which may adversely impact our business.

Over the past several years, we have experienced growth in our business activities and operations, including an increase in the number of our centers, development of new businesses and memberships and acquisitions of other businesses. Our past expansion has placed, and our plans for future expansion may place, significant demands on our administrative, operational, financial, technological and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention.

In addition, changes in the industry affecting fitness memberships and payment for memberships may place significant demands on our administrative, operational, financial and other resources or require us to obtain different or additional resources. Any failure to manage such changes effectively could adversely affect our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls in order to adapt quickly to such changes.

We may incur significant costs in the development and implementation of new businesses with no guarantee of success.

In order to deliver member experiences, remain competitive, respond to consumer demands and expand our business, we have developed, and expect to continue to develop, in-center, digital and ancillary businesses as well as co-working and living spaces. We may incur significant costs in the development of these businesses, some of which may be outside of our core competency. In addition, we cannot guarantee that these businesses will be successful and contribute to earnings, and in fact any of these businesses may lose money.

The growth and success of our omni-channel ecosystem may depend on numerous factors, including how much capital we commit to building our digital infrastructure and our ability to:

•	deliver member experiences that are consistent with our brand and in-center experiences;

•	develop, implement, upgrade and/or license leading technologies, systems and use rights;

•	secure and maintain the rights to use music in our content, which depends on the method we provide our content and may involve many third parties and navigating complex and evolving legal issues; and

•

expand our business and potentially offer our digital membership in international markets, which would expose us to regulatory, economic and political risks in addition to those we already face in the United States and Canada.

Because our historical focus has been more on our in-center experiences, we cannot provide any assurances on the future prospects of our omni-channel ecosystem. Failure to execute on the factors above or to manage our future growth effectively could have an adverse effect on our business, financial condition and operating results.

We may be unable to successfully acquire suitable businesses or, if we do acquire them, the acquisition may disrupt our business, we may be unable to successfully integrate the business into our own or the acquired assets may be subject to impairment, any of which may have an adverse effect on our performance.

In order to remain competitive and to expand our business, we have acquired, and expect to continue to acquire, complementary businesses and centers. In the future, for any number of reasons including market conditions, we may not be able to find suitable acquisition candidates. If we do find suitable candidates, we may not be in a financial position to pursue the acquisitions or we may not be able to conduct effective due diligence or acquire the businesses on favorable terms or at all. We may also have to incur debt or issue equity securities to pay for any acquisition, which could adversely affect our financial condition or dilute our stockholders.

If we do acquire other businesses, integrating the business into our own may place significant demands on our administrative, operational, financial and other resources and may require significant management time, which may disrupt our other businesses. Our ability to acquire and integrate larger or more significant companies is unproven. In addition, we cannot provide any assurances that we will be able to successfully integrate any acquired, or to be acquired, business into our own business or achieve any goals relating to any such acquisition.

Additionally, as we have acquired other businesses, we have recorded assets, liabilities and intangible assets at fair value at the time of acquisition. If the fair value of the long-lived assets or intangible assets were determined to be lower than the carrying value, the assets would be subject to impairment, which could adversely affect our financial results.

Risks Relating to Our Technological Operations

We rely on technology and may need to adapt to significant and rapid technological change in order to compete successfully.

Technology is a key component of our business model and we regard it as crucial to our success moving forward. Our member interface has become increasingly reliant on technology, including for our new digital membership and through the use of online group exercise reservations, virtual training and group lessons, live streaming, our mobile application and our payment systems. While we seek to offer our members best-in-class technology solutions to ensure a smooth customer experience, we operate in an environment that has undergone, and continues to experience, significant and rapid technological change. To remain competitive, we must continue to maintain, enhance and improve the functionality, capacity, accessibility, reliability and features of our automated member interfaces and other technology offerings.

In the future, our success will depend, in part, on our ability to develop and license leading technologies and use rights; enhance existing platforms and services and create new platforms and services; and respond to member demands, technological advances and emerging industry standards and practices on a cost-effective and timely basis. The adoption of new technologies or market practices may require us to devote significant additional resources to improve and adapt our services. Keeping pace with these ever-increasing requirements can be expensive, and we may be unable to make these improvements to our technology infrastructure or obtain the necessary use rights in a timely manner or at all. If we are unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis, or to adapt to and leverage technological advancements and changing standards as successfully as our competitors, we may be unable to compete effectively, which could materially and adversely affect our business, results of operations and financial condition. Furthermore, we may rely on the ability of our members to have the necessary hardware products (smartphones, tablets, watches, etc.) to support our new product offerings. To the extent our members are not prepared to invest or lack the necessary resources or infrastructure, the success of any new initiatives may be compromised.

If we fail to properly maintain the integrity and security of our data or the data of our members, to comply with applicable privacy laws, or to strategically implement, upgrade or consolidate existing information systems, our reputation and business could be adversely affected.

The integrity and security of our data and the data of our members and employees is critical to us. Despite the security measures we have in place for compliance with applicable laws and rules, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of cyber terrorism, demands for ransom, vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Because such attacks are increasing in sophistication and change frequently in nature, we and our third-party service providers may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our systems, or those of our third-party vendors, may not be discovered and remediated promptly. Changes in consumer behavior following a security breach or perceived breach, act of cyber terrorism or sabotage, vandalism or theft, computer viruses, loss or corruption of data or programming or human error or other similar event affecting us, a competitor, large retailer or financial institution may materially and adversely affect our business, which in turn may materially and adversely affect our reputation, results of operations and financial condition.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by our businesses are regulated at the federal, state and foreign levels as well as by certain financial industry groups, such as the Payment Card Industry Security Standards Council, NACHA, Canadian Payments Association and individual credit card issuers. Federal, state and foreign regulators and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses. Compliance with evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure and use of individually identifiable information that are housed in one or more of our databases. Noncompliance with privacy laws, financial industry group requirements or a security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive and/or confidential information, whether by us or by one of our vendors, could have adverse effects on our business, operations, brand, reputation and financial condition, including decreased revenue; fines and penalties; increased financial processing fees; compensatory, statutory, punitive or other damages; adverse actions against our licenses to do business; and injunctive relief whether by court or consent order.

Disruptions and failures involving our information systems could cause member dissatisfaction and adversely affect our business.

We increasingly use electronic and digital means to interact with our members, provide services and products to our members and collect, maintain and store individually identifiable information, including, but not limited to, personal financial information, credit and debit card numbers, dates of birth and health-related information. In addition to our standard operating and administrative systems, we use an integrated and proprietary member management system to manage the flow of member information within each of our centers and between centers and our corporate office. Our system enables us to, among other things, enroll new members with an electronic membership agreement, streamline the collection of membership dues electronically, capture digital pictures of members for identification purposes and capture and maintain specific member information, including usage. We also have a customer relationship management system to enhance our marketing campaigns and management oversight regarding daily sales and marketing activities. We also have a mobile application that tracks exercise and activity-related data, and which may in the future track other personal information. Some of this data is sensitive and could be an attractive target of a criminal attack by malicious third parties with a wide range of motives and expertise.

Moreover, any failure or unforeseen issues, such as bugs, data inconsistencies, outages, fires, floods, changes in business processes and other interruptions with our systems or the systems of third-party vendors could adversely impact our business and member experiences and cause us to lose members. Disruptions or failures that affect our billing and other administrative functions could also have an adverse effect on our results of operations.

Correcting any disruptions or failures that affect our systems could be difficult, time-consuming and expensive. Additionally, if we need to move to different third-party systems, or otherwise significantly modify our systems, our operations and member experiences could be interrupted and negatively impacted.

We are subject to a number of risks related to ACH, credit card, debit card and digital payments we accept.

We accept payments through ACH, credit card, debit card and digital transactions. For such transactions, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our memberships, which could cause us to lose members, or suffer an increase in our operating expenses, either of which could harm our results of operations. In 2020, we began to surcharge our members for credit card transactions, which could cause us to lose members or negatively impact our brand or reputation.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members’ credit cards, debit cards or bank accounts on a timely basis or at all, we could lose membership revenue, which would harm our results of operations.

If we fail to adequately control fraudulent ACH, credit card, debit card and digital transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, results of operations and financial condition. The termination of our ability to process payments through ACH transactions or on any major credit or debit card would significantly impair our ability to operate our business.

Risks Relating to Our Capital Structure

Our substantial indebtedness and other obligations could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness and other obligations. As of June 30, 2021, we had total consolidated indebtedness outstanding of approximately $2,407 million, which includes $475 million of indebtedness under the Unsecured Notes, $925 million of indebtedness under the Secured Notes and $846 million of indebtedness under the Term Loan Facility, obligations under term notes that are secured by certain of our properties, mortgage notes that are secured by certain of our centers and obligations under capital leases and financing leases and unused capacity under the Revolving Credit Facility available to us of approximately $217.1 million, subject to a $100.0 million minimum liquidity requirement. For the six months ended June 30, 2021, our interest expense, net of interest income was $136.3 million. As of June 30, 2021, our annual debt service obligation was approximately $185 million, which includes principal and interest payments under the credit agreement governing our Credit Facilities and the indentures governing our Secured Notes and Unsecured Notes. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Capitalization.” We also have significant property lease obligations. Specifically, our high level of indebtedness could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and if we fail to comply with these requirements, an event of default could result;

•

limiting our ability to obtain additional financing to fund future working capital, capital expenditures, our growth strategy including the development and construction of new centers, investments or acquisitions or other general corporate requirements or business opportunities;

•

requiring a substantial portion of our cash flows to be dedicated to debt service instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, our growth strategy, investments or acquisitions and other general corporate purposes or business opportunities;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates, as borrowings under the Credit Facilities are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete and to changing business and economic conditions;

•	placing us at a disadvantage compared to other, less leveraged competitors and affecting our ability to compete; and

•	increasing our cost of borrowing or limiting our ability to refinance indebtedness.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations in respect of our outstanding debt.

Furthermore, borrowings under the Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming no prepayments of the Term Loan Facility and that the Revolving Credit Facility is fully drawn (and to the extent that LIBOR is in excess of the floor rate applicable to the Term Loan Facility), each one-eighth percentage point change in interest rates would result in an approximately $1.5 million change in annual interest expense on the indebtedness under the Credit Facilities. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility or risk. However, we may not maintain interest rate swaps with respect to any of our variable rate indebtedness, and any swaps we enter into may not fully or effectively mitigate our interest rate risk.

In addition, certain of our financial arrangements, including the Credit Facilities, use the London Interbank Offered Rate, or LIBOR (or metrics derived from or related to LIBOR), as a benchmark for establishing the interest rate. In July 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced its intent to stop compelling banks to submit rates for the calculation of LIBOR after 2021. Regulators across the world have proposed and/or endorsed alternative reference rates to use as the alternative to the applicable Interbank Offered Rate (“IBOR”) subject to that regulator’s supervision for use in derivatives and other financial contracts indexed to the applicable IBOR. These reforms and other pressures may cause LIBOR to disappear entirely or to perform differently than in the past. Market participants are currently working on industry wide and company-specific transition plans as it relates to derivatives and cash markets exposed to LIBOR. In March 2021, the Financial Conduct Authority announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (a) immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the one-week and two-month U.S. dollar setting and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The consequences of these developments cannot be entirely predicted and could have an adverse impact on the market value for or value of LIBOR-linked securities, loans and other financial obligations or extensions of credit held by or due to us. Changes in market interest rates may influence our financing costs, returns on financial investments and the valuation of derivative contracts and could reduce our earnings and cash flows.

The terms of the Indentures and the Credit Agreement restrict our current and future operating flexibility, particularly our ability to respond to changes in the economy or our industry or to take certain actions, which could harm our long-term interests and may limit our ability to make payments on our indebtedness.

The Credit Agreement and the Indentures contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	pay dividends or make distributions on our capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	designate any of our subsidiaries as unrestricted subsidiaries.

We are also required to comply with a first lien net leverage ratio covenant under the revolving portion of the Credit Facilities. However, the Credit Agreement includes a covenant modification period (the “Covenant

Modification Period”) ending on the earlier of (i) January 1, 2022 or (ii) the date we provide notice of our intention to terminate the Covenant Modification Period. During the Covenant Modification Period, we will not be obligated to comply with the first lien net leverage ratio covenant; however, we will be required to maintain a minimum liquidity balance of $100.0 million, which will be tested monthly.

Effective as of the end of the first fiscal quarter following the Covenant Modification Period and continuing throughout the remaining term of the Credit Facilities, we will be required to maintain a first lien net leverage ratio, if 30% or more of the Revolving Credit Facility commitments are outstanding shortly after the end of any fiscal quarter (excluding all cash collateralized undrawn letters of credit and other undrawn letters of credit up to $20.0 million). During the first three quarterly test periods following the Covenant Modification Period, certain financial measures used in the calculation of the first lien net leverage ratio will be calculated on a pro forma basis by annualizing the respective financial measures recognized during those test periods.

A breach of the covenants under the Indentures or the Credit Agreement could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related indebtedness and may result in the acceleration of any other indebtedness that is subject to an applicable cross-acceleration or cross-default provision. In addition, an event of default under the Credit Agreement would permit the lenders under the Credit Facilities to terminate all commitments to extend further credit under the facilities. Furthermore, if we were unable to repay the amounts due and payable under the Credit Facilities or the Secured Notes, those lenders or holders, as applicable, could proceed against the collateral granted to them, including our available cash, to secure that indebtedness, subject to the provisions of the applicable intercreditor agreement. In the event our lenders or holders of the Notes accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of all of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions might hinder our ability to grow in accordance with our strategy. These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions, pandemics or epidemics and changes in regulations, and we cannot assure you that we will be able to comply with such covenants. These restrictions also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general. In addition, complying with these covenants may also cause us to take actions that are not favorable to you and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, financial position and results of operations and our ability to satisfy our debt obligations. Additionally, if we cannot make scheduled payments on our debt we will be in default, and holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan additional money to us, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in your losing all or a part of your investment.

Our ability to make scheduled payments on or refinance our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including the COVID-19 pandemic. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, premium, if any, and interest on our indebtedness, or to service our other obligations.

We expect that we will need to refinance all or a portion of our indebtedness on or before maturity, including we will need to repay, refinance, replace or otherwise extend the maturity of the Credit Facilities and the Secured Notes before the maturity of the Unsecured Notes. We may not be able to refinance any of our indebtedness at comparable interest rates, on commercially reasonable terms or at all. If such refinancing indebtedness, is not available at interest rates comparable to our existing indebtedness our interest expense could materially increase, which could have a negative impact on our results of operations. If we cannot timely refinance our indebtedness, we may have to take actions such as issuing additional equity and reducing, delaying or foregoing capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be implemented on commercially reasonable terms or at all.

If our cash flows and capital resources are insufficient to meet our operating needs and fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our operating needs or our scheduled debt service obligations. The Indentures and the Credit Agreement restrict our ability to dispose of assets and use the proceeds from such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows or execute sale-leaseback transactions to satisfy our indebtedness or other obligations or to refinance our indebtedness or other obligations at comparable interest rates on commercially reasonable terms or at all, would materially and adversely affect our results of operations and financial condition and our ability to satisfy our obligations under our indebtedness.

Additionally, the Indentures and the Credit Agreement permit us to pay dividends or make other restricted payments in the future, subject to certain limitations. Any dividends or other restricted payments will reduce our cash available to service our indebtedness and the related risks that we now face would increase. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Capitalization.” If we cannot make scheduled payments on our indebtedness, we will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Credit Facilities could terminate their commitments to loan money to us and declare all outstanding principal and interest to be due and payable, and such lenders and the holders of the Notes could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in your losing all or a part of your investment.

Despite our level of indebtedness, we and our subsidiaries may still incur substantially more debt, including secured debt. This could further exacerbate the risks to our financial condition described above and impair our ability to operate our business.

We and our subsidiaries may incur significant additional indebtedness in the future. Although the Indentures and the Credit Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions. The additional indebtedness we may incur in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. As of June 30, 2021, we had unused capacity under the Revolving Credit Facility available to us of approximately $217.1 million, subject to a $100.0 million minimum liquidity requirement. Additionally, under the Credit Agreement, we will have the option to raise incremental term loans and raise incremental revolving loans, as applicable, in each case, subject to, and in accordance with, the provisions of the Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Capitalization.” If such incremental indebtedness or other new indebtedness is added to our current indebtedness levels, the related risks that we now face would increase.

Risks Relating to Our Human Capital

If we cannot retain our key employees and hire additional highly qualified employees, we may not be able to successfully manage our businesses and pursue our strategic objectives.

We are highly dependent on the services of our senior management team and other key employees at both our corporate headquarters and our centers, and on our ability to recruit, retain and motivate key employees. Competition for such employees is intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could adversely affect our operating efficiency and financial results. Additionally, when the vast majority of our current equity awards granted to our key employees vest and become exercisable in connection with this initial public offering, it may be more difficult or costly to retain such employees.

Labor shortages could restrict our ability to operate our centers or implement our business strategies or result in increased labor costs that could reduce our profitability.

Our success depends in large part on our ability to attract, retain, train, manage and engage our employees. If we are unable to attract, retain, train, manage or engage skilled employees, including trained professionals such as personal trainers and studio performers, our ability to manage and staff our centers adequately could be impaired, which could reduce member satisfaction and harm our brand and reputation. Staffing shortages, including key technology resources, could also hinder our ability to implement our business strategy. Because payroll costs are a major component of the operating expenses at our centers, a shortage of skilled labor or changes in the labor market could also require higher wages that would increase our labor costs, which would reduce our profitability. In addition, increases in minimum wage rates could result in increased costs for us, which may adversely affect our results of operations and financial condition.

Attempts by labor organizations to organize groups of our employees or changes in labor laws could disrupt our operations or increase our labor costs.

Although none of our employees are currently covered under collective bargaining agreements, we may become subject to collective bargaining agreements, similar agreements or regulations enforced by governmental entities in the future. Changes in the federal regulatory scheme could make it easier for unions to organize groups of our employees. Unionization could hinder our ability to cross-train and cross-promote our employees due to prescribed work rules and job classifications. Labor regulation could also lead to higher wage and benefit costs, changes in work rules that raise operating expenses and legal costs, and limit our ability to take cost saving measures during economic downturns. If relationships with our employees or other personnel become adverse, our centers could experience labor disruptions such as strikes, lockouts and public demonstrations. These or similar agreements, legislation or changes in regulations could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business and operating strategies.

Risks Relating to Legal Compliance and Risk Management

We are subject to extensive governmental laws and regulations, and changes in these laws and regulations could have a negative effect on our results of operations and financial condition.

Our operations are subject to various United States and foreign national, federal, state, provincial and local laws and regulations, including but not limited to the following:

•	federal, state and provincial consumer protection laws related to the advertising, marketing and sale of our products and services;

•	statutes that regulate the sale and terms of our membership contracts;

•	state, provincial and local health or safety regulations related to various center operations, such as Life Time Training, LifeCafe, LifeSpa, Life Time Swim and Life Time Kids;

•	federal, provincial and state regulation of ancillary health, fitness and wellness-related products and services;

•	licensing or other regulation of our service providers, such as cosmetologists, massage therapists and registered dietitians;

•	federal, state, provincial and local environmental laws and regulations;

•	federal, state and local laws and regulations on fair housing;

•	federal, state, provincial and local accessibility laws;

•	federal, provincial and state laws and regulations governing privacy and security of information; and

•	federal, provincial and state wage and hour or other employment related laws and regulations.

Any changes in such laws or regulations or any failure by us to comply with such laws or regulations could have an adverse effect on our results of operations and financial condition.

We could be subject to claims related to construction or operation of our facilities and in the use of our premises, facilities, equipment, services, activities or products, which could have a negative effect on our results of operations and financial condition.

Use of our premises, facilities, equipment, services, activities or products pose potential health or safety risks to members and guests. Claims may be asserted against us for loss, injury or death suffered by someone using our premises, facilities, equipment, services, activities or products, including a minor child. We could also face claims in connection with our construction and remodel of our centers and other facilities. While we carry insurance generally applicable to such claims, we face exposure for losses within any self-insured retention or for uninsured damages.

We could also face claims for economic or other damages by members, guests or employees, including consumer protection, wage and hour, health center contract, or other statutory or common law claims arising from our business operations. Such claims may be uninsured. Depending upon the outcome, these matters may have a material adverse effect on our business, results of operations and financial condition.

We could be subject to claims related to our health, fitness and wellness-related offerings or other claims, and the value of our brand may suffer.

We have offered and continue to offer directly or through third parties a variety of health, fitness and wellness-related products and services, such as nutritional products, blood screenings and other fitness assessments, health and fitness content and services through various digital methods, chiropractic services and medi-spa services. These products and services are, or may be subject to, legal and regulatory requirements. We cannot assure you that there will be no claims against us, including regarding the ingredients in, manufacture of or results of using our nutritional products, or any claims against us regarding our provision of other health, fitness and wellness-related services or our relationships with third parties. Furthermore, we cannot assure you that any rights we have under indemnification provisions and/or insurance policies will be sufficient to cover any losses that might result from such claims. Any publicity surrounding such claims may negatively impact the value of our brand.

We may also be exposed to other litigation from time to time, including class action claims, that may have significant adverse effects upon us. See “Business—Legal Proceedings.” In the ordinary course of conducting our business, we are exposed to litigation from time to time that can have significant adverse effects upon our financial position, results of operations and cash flows. At any given time, there may be one or more civil actions initiated against us. If one or more of these pending lawsuits, or any lawsuits in the future, are adjudicated in a manner adverse to our interests, or if a settlement of any lawsuit requires us to pay a significant amount, the result could have an adverse impact on our financial position, results of operations and cash flows. In addition, any litigation, regardless of the outcome, may distract our management from the operation of our business.

We may not be able to maintain the required level of insurance coverage on acceptable terms or at an acceptable cost.

We may not be able to maintain general liability and/or property insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential third party liability, health and safety and other claims. An increase in the number of claims against health and fitness center operators generally or against us in particular may cause the cost of insurance for the industry as a whole or us in particular to rise, and comprehensive insurance coverage may become more difficult to attain. Any increase in the cost of insurance may have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Financial Performance

The opening of new centers may negatively impact our operating margins. In addition, the opening of new centers in existing markets may negatively impact our same-center revenues.

A result of opening new centers is that our center operating margins may be lower than they have been historically while the centers build membership base. We expect both the addition of pre-opening expenses and the lower revenue volumes characteristic of newly opened centers to affect our center operating margins at these new centers. We also expect certain operating costs, particularly those related to occupancy, to be higher than in the past in some newly entered geographic regions. As a result of the impact of these rising costs, our total center contribution and operating margins may be lower in future periods than they have been in the past. We may also encounter difficulties in opening new centers in other markets where our brand may not be as widely recognized. Moreover, our competitors may be able to open new centers in these markets before we open our centers, which could negatively impact our membership levels at the new centers and increase our investment costs.

We currently operate centers in a number of states in the United States and in Canada. Opening new centers in existing markets may attract some memberships away from other centers in those markets, thereby leading to diminished revenue and profitability. In addition, as a result of new center openings in existing markets, and because older centers will represent an increasing proportion of our center base over time, our same-center revenue increases may be lower in future periods than in the past. In general, new center openings negatively impact our results of operations in the short-term due to the effect of lower sales and membership levels during the initial period following opening. As a result, as new centers build their membership bases, we typically experience an initial period of center operating losses and lower margins. In addition, we encounter center opening expenses, which include legal and other costs associated with lease negotiations and permitting and zoning requirements, as well as depreciation, amortization and accretion expenses. We may not correctly analyze the suitability of a location or anticipate all of the challenges imposed by the expansion of our operations and, as a result, may not successfully open new centers or expand profitably. In addition, we may, at our discretion, accelerate or expand our plans to open new centers, which may materially adversely affect our results of operations and financial condition.

We may incur rising costs related to our business, including for construction of new centers, employees and maintenance and operation of our existing centers. If we are not able to pass these cost increases through to our members, our financial results may be adversely affected.

Our centers require significant upfront and ongoing investment. If our investment is higher than we had planned, or if our investment takes longer to execute due to any number of reasons, including our need to significantly reduce our internal construction team as a result of COVID-19, we may need to outperform our operational plan to achieve our targeted return. Over the longer term, we believe that we can offset cost increases by increasing our membership dues and other fees and improving profitability through cost efficiencies, but market and economic pressures and higher costs in regions where we are opening new centers may be difficult to offset in the short term.

We may be materially adversely affected by risks associated with leases on certain of our centers.

We have and will continue to have significant lease obligations. As of June 30, 2021, we have 145 leased properties, including 107 center leases (of which 11 are ground leases) and including centers under construction. Of our 107 center leases, 53 are long-term leases resulting from sale-leaseback transactions. The average remaining term on our center leases is approximately 15.6 years and we typically have certain rights to renew our leases. Assuming the exercise of our renewal options, the average remaining term on our center leases is 36.9 years. We have five center locations that are due to expire before December 31, 2023, one of which does not give us renewal options to extend. For leases with renewal options, several of them provide for our unilateral option to renew for additional rental periods at increased rental rates. Our ability to negotiate favorable terms on an expiring lease or to negotiate favorable terms on leases with renewal options, or conversely for a suitable alternate location, could depend on conditions in the real estate market, competition for desirable sites and our relationships with current and prospective landlords or may depend on other factors that are not within our control. We may not be able to renew our leasehold interests on their expiry or to renew them on terms that are as favorable as the current terms. Additionally, due to the impact of COVID-19 on our operations, from April to July 2020, we negotiated the deferral of $20.3 million of rental payments. As of June 30, 2021, we had repaid approximately $18.4 million, and as of August 31, 2021, we had repaid all remaining rent deferrals. Any or all of these factors and conditions could negatively impact our results of operations. In addition to future minimum lease payments, some of our center leases provide for additional rental payments based on a percentage of net sales, or “percentage rent,” if sales at the respective centers exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our leases also have defined escalating rent provisions over the initial term and any extensions.

A number of our leases, including those pursuant to the sale-leaseback transactions, may be terminated in the event of a breach and certain other circumstances. Moreover, we expect to lease, rather than own, the majority of our new centers in the future, and our obligations under the leases will require us to dedicate a portion of our cash flow from operations to making rent payments, thereby reducing our flexibility and the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes. We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business. In addition, since as a lessee we do not completely control the land and improvements underlying our operations, the lessors under our leases could take certain actions to disrupt our rights in the centers we lease. There can be no assurance that we will be able to comply with our obligations under the leases and the termination of the leases on any of our properties could have a material adverse effect on our business, results of operations and financial condition.

In addition, our substantial operating lease obligations could have significant negative consequences, including, among others:

•	increasing our vulnerability to general adverse economic, industry and competitive conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to pay our rental obligations, thereby reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

•	placing us at a disadvantage with respect to certain of our competitors.

Our results of operations are subject to seasonal and quarterly variations in our revenues and net income.

We have experienced, and expect to continue to experience, seasonal and quarterly variations in our revenues and net income. These variations are primarily related to increased membership during the first quarter, as members tend to exercise more regularly at the beginning of each calendar year as a part of setting goals for the upcoming year. We also experience increased membership in certain centers during the summer pool season. During the summer months, we also experience a slight increase in in-center business activity with summer programming and operating expenses due to our outdoor operations.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new center openings, changes in pricing and revenues mix, and changes in marketing and other operating expenses. As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance.

Delayed payment or failure to pay by our members and difficulties negotiating and collecting amounts due from members could have an adverse effect on our business.

Most of our members pay their membership fees on a monthly basis by direct debit or charges to their debit cards or credit cards. There is a risk of such scheduled payments being declined, resulting in such membership fees remaining unpaid. In the ordinary course of our business, we aim to resolve claims for unpaid membership fees through discussion with our members. An increase of declined or delinquent payments and difficulties in recovering unpaid membership fees could have an adverse effect on our business, results of operations and financial condition.

Adverse developments in applicable tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.

We are subject to taxation in the United States at the federal level and by certain states and municipalities and non-U.S. jurisdictions because of the scope of our operations. In determining our income tax liability and tax compliance obligations for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing operations have been implemented in a manner we believe is in compliance with current prevailing laws, one or more taxing jurisdictions could seek to impose incremental or new taxes on us. In addition, jurisdictions in which we operate are actively considering significant changes to current tax law. For example, on September 15, 2021, the House Ways and Means Committee approved proposals for changes in tax law that could result in additional federal income taxes being imposed on us. The proposals include significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate from 21% to 26.5% and changes that effectively increase the tax rate applicable to certain income attributable to non-U.S. corporations, in each case, effective for tax years beginning after December 31, 2021. Any adverse developments in tax laws or regulations, including legislative changes (such as the enactment of the House Ways and Means proposals), judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate.

Risks Relating to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the NYSE or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of the shares of common stock that you purchase. The initial public offering price for our common stock has been determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell our common stock at or above the price you paid in this offering, or at all.

Our share price may change significantly following this offering, and you may not be able to resell our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile. The stock market has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. We and the underwriters have negotiated to determine the initial public offering price. You may not be able to resell your common stock at or above the initial public offering price due to a number of factors such as those listed in other portions of this “Risk Factors” section and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance and growth, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in the perception of our brand or industry;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	additions or departures of key management personnel;

•	future sales of our common stock or other securities by us or our existing stockholders, or the perception of such future sales;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our common stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from natural disasters, pandemics, epidemics, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We are controlled by the Voting Group, whose interests may not be aligned with yours.

The Voting Group collectively currently owns a majority of our fully diluted equity, and after the consummation of this offering, the Voting Group will hold approximately 76.4% of the voting power of our common stock, or 73.8% if the underwriters exercise in full their option to purchase additional shares. The Voting Group includes investment funds affiliated with LGP and TPG which, after the consummation of this offering, will hold approximately 27.0% and 20.2%, respectively, of the voting power of our common stock, or 26.1% and 19.5%, respectively, if the underwriters exercise in full their option to purchase additional shares. These ownership percentages do not reflect the potential purchase by our Existing Stockholder Investors of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described in this prospectus. Pursuant to the terms of the Stockholders Agreement, certain members of the Voting Group will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors, subject to certain stock ownership thresholds set forth in the Stockholders Agreement, and the members of the Voting Group will agree to vote their shares of our common stock in favor of the election of such nominees. See “Management—Composition of the Board of Directors after this Offering.” As a result, the Voting Group will have the ability to elect all of the members of our board of directors, and thereby, to control our management and affairs. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. We anticipate that the Voting Group will, for the foreseeable future, have this significant influence over our corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. Even if the Voting Group were to own or control less than a majority of our total outstanding shares of common stock, they will be able to influence the outcome of corporate actions so long as they own a significant portion of our total outstanding shares of common stock.

In addition, our Existing Stockholder Investors have indicated an interest in purchasing an aggregate of up to a maximum of $205.7 million in shares of common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or a commitment to purchase, the Existing Stockholder Investors could determine to purchase more, less or no shares of common stock in this offering, or the underwriters could determine to sell more, less or no shares to the Existing Stockholder Investors. The underwriters will not receive a discount on any of the shares of common stock purchased by the Existing Stockholder Investors, which would result in increased net proceeds to us to the extent the Existing Stockholder Investors purchase shares in the offering.

It is possible that members of the Voting Group may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. Further, members of the Voting Group may have differing views from each other, none of which may align with your interests. In addition, the Voting Group’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

Additionally, certain of the members of the Voting Group are in the business of making investments in companies, and may from time to time acquire interests in businesses that directly or indirectly compete with certain portions of our business or supply us with goods and services. Such members of the Voting Group may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Stockholders should consider that the interests of members of the Voting Group may differ from their interests in material respects.

We will be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, the Voting Group will continue to own a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under the rules of the NYSE;

•

the requirement that we have a compensation committee that is composed entirely of directors who meet the NYSE independence standards for compensation committee members with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to rely on certain of the exemptions listed above, and we will not have a nominating and corporate governance committee or compensation committee that consists entirely of independent directors and such committees may not be subject to annual performance evaluations. We may also elect to rely on additional exemptions for so long as we remain a “controlled company.” As a result, in the future our board of directors and those committees may have more directors who do not meet the NYSE’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

You will incur immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

The initial public offering price of our common stock is higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our net tangible book value as of June 30, 2021 and upon the issuance and sale of 46,200,000 shares of common stock by us at an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $15.25 per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares of common stock, you will experience further dilution. Additionally, a total of 14,519,649 (plus an expected 992,160 shares reserved but not issued under our 2015 Plan) and 2,903,930 shares of common stock have initially been reserved for future issuance under the 2021 Plan and the ESPP, respectively, which amounts may increase on the first day of the fiscal year for up to 10 years by an amount equal to up to 4% or 1%, respectively, of the shares outstanding on the last day of the prior fiscal year or such lesser amount as may be determined by our board of directors. You may experience additional dilution upon future equity issuances, the vesting of restricted stock units or the exercise of stock options to purchase shares of common stock granted to our directors, officers and employees under our current and future stock incentive plans, including the 2021 Plan and the ESPP. See “Dilution.”

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, we will have a total of 198,118,580 shares of common stock outstanding, or 205,048,580 shares of common stock outstanding if the underwriters exercise in full their option to purchase additional shares. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any common stock held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including certain of our directors, executive officers and other affiliates (including LGP and TPG), which may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The 151,763,580 shares of common stock held by the Voting Group and certain of our directors, officers, employees and other stockholders immediately following the consummation of this offering will represent approximately 76.6% of our total outstanding common stock following this offering, or 74.0% if the underwriters exercise in full their option to purchase additional shares, based on the number of shares of common stock outstanding as of September 21, 2021. These ownership percentages do not reflect the potential purchase by our Existing Stockholder Investors of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described in this prospectus. Such shares of common stock will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers and holders of substantially all of our common stock prior to this offering will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Upon the expiration of the contractual lock-up agreements pertaining to this offering, up to an additional 151,763,580 shares of common stock will be eligible for sale in the public market, all of which are held by directors, executive officers, employees, former employees, existing investors and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144. Following completion of this offering, common stock covered by registration rights would represent approximately 76.4% of our outstanding shares of common stock (or 73.8%, if the underwriters exercise in full their option to purchase additional shares of common stock). These ownership percentages do not reflect the potential purchase by our Existing Stockholder Investors of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described in this prospectus. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

In addition, our shares of common stock reserved for future issuance under the 2021 Plan and the ESPP will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you and the securities issued may have rights that are senior to our common stock.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock or our industry, the price of our common stock and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our common stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause the price of our common stock or trading volume to decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•

allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors and granting to our board the sole power (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the Stockholders Agreement) to fill any vacancy on the board;

•	limiting the ability of stockholders to remove directors without cause;

•	authorizing the issuance of “blank check” preferred stock by our board of directors, without further stockholder approval, to thwart a takeover attempt;

•

prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders), if the Voting Group collectively ceases to own, or no longer has the right to direct the vote of, at least 50% of the voting power of our common stock;

•

eliminating the ability of stockholders to call a special meeting of stockholders, except for LGP and TPG, so long as the Voting Group collectively owns, or has the right to direct the vote of, at least 50% of the voting power of our common stock;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual stockholder meetings;

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our amended and restated certificate of incorporation or amended and restated bylaws if the Voting Group collectively ceases to own, or no longer has the right to direct the vote of, at least 50% of the voting power of our common stock; and

•	electing not to be governed by Section 203 of the DGCL.

These provisions could discourage, delay or prevent a transaction involving a change in control of our Company. They could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act of 2002 (“Section 404” and the “Sarbanes-Oxley Act,” respectively). As a public company, we will have significant requirements for enhanced financial reporting and internal controls. Our internal control over financial reporting is currently managed by an internal financial reporting team with support from a third party service provider. The process of designing and implementing effective internal controls that we will manage is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. The rules governing the standards that must be met for our management to assess our internal controls over financial reporting are complex and require significant documentation, testing and possible remediation. Testing internal controls may divert our management’s attention from other matters that are important to our business. Our independent registered public accounting firm may be required to issue an attestation report on effectiveness of our internal controls following the completion of this offering.

In connection with the implementation of the necessary procedures and practices related to internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. A material weakness in internal controls could result in our failure to detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

We will incur increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly traded company, we will incur additional legal, accounting, insurance and other expenses that we did not previously incur. Although we are currently unable to estimate these costs with any degree of certainty, they may be material in amount. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules of the SEC, and the stock exchange on which our common stock is listed, have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives as well as investor relations. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur additional costs to maintain the same or similar coverage.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the covenants of the Credit Agreement and the Indentures, and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our Company may be if the market price of our common stock appreciates and you sell your common stock at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware or federal district courts of the United States will be the sole and exclusive forum for certain types of lawsits, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine will have to be brought only in the Court of Chancery of the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Our ability to use our net operating loss carryforwards and certain other tax attributes may become subject to limitation.

As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards of approximately $481.7 million ($101.1 million tax effected) and $311.1 million ($18.1 million tax effected), respectively, and disallowed interest expense carryforwards under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “Code”), of approximately $3.1 million ($0.8 million tax effected). In addition, we expect to generate significant federal and state net operating losses and disallowed interest in 2021. Our ability to utilize our federal net operating carryforwards and disallowed interest expense carryforwards (the “Tax Attributes”) may become limited under Section 382 of the Code. The limitation applies if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. The amount of the annual limitation is generally equal to the product of the applicable long-term tax exempt-rate (as published by the Internal Revenue Service for the month in which the “ownership change” occurred) and the value of our outstanding stock immediately prior to the “ownership change.” If we have a net unrealized built-in gain in our assets immediately prior to the “ownership change,” the annual limitation may be increased as certain gains are, or are treated as, recognized during the five-year period beginning on the date of the “ownership change.” Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards.

We currently do not expect to undergo an “ownership change” due to this offering, and even if we were to experience an “ownership change” due to this offering, our ability to use our Tax Attributes to offset our taxable income may not be significantly limited. However, we may undergo an “ownership change” due to future transactions in our stock, which may be outside of our control, and we cannot predict whether any future “ownership change” would result in a significant limitation on our ability to use our Tax Attributes to offset our taxable income and adversely affect our future cash flows.

Non-U.S. holders who own more than 5% of our common stock may be subject to U.S. federal income tax on gain realized on the sale or other taxable disposition of such stock.

Because we have significant ownership of real property located in the United States, we may be a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes, but we have made no determination to that effect. There can be no assurance that we do not currently constitute or will not become a USRPHC. As a result, a “Non-U.S. Holder” (as defined below under “Material U.S. Federal Income Tax Considerations to Non-U.S. Holders”) may be subject to U.S. federal income tax on gain realized on a sale or other taxable disposition of our common stock if such Non-U.S. Holder has owned, actually or constructively, more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period in such stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. Factors that could cause actual results to differ materially from those forward-looking statements included in this prospectus include, among others:

•	the impacts of COVID-19 (as defined herein), or other future pandemics, on our operations, members, employees, vendors, service providers, business and cash flows, including risks related to:

•	whether we will be able to keep our centers open;

•	whether our members will return at levels that existed prior to COVID-19;

•	whether our members who have placed their Center membership on hold will return to Center membership at rates we have historically experienced;

•	whether we will be able to achieve the liquidity results we anticipate;

•	whether we will experience pressure on our margins from efforts to attract and retain members and incurring additional expenditures in connection with our centers;

•	whether we will incur additional expenditures associated with our construction projects that we begin or resume;

•	our ability to attract and retain members;

•	competition in the health, fitness and wellness industry;

•	our inability to anticipate and satisfy consumer preferences and shifting views of health, fitness and wellness;

•	events such as severe weather conditions, natural disasters, global pandemics or health crises, hostilities and social unrest, among others;

•	disruptions in the operations of our centers in geographic areas where we have significant operations;

•	our dependence on a limited number of suppliers for equipment and certain products and services;

•	a deterioration in the quality or reputation of our brand or the health club industry;

•	risks relating to our use of social media and email and text message marketing;

•	our inability to protect and enforce our intellectual property rights or defend against intellectual property infringement suits against us by third parties;

•	our inability to identify and acquire suitable sites for centers;

•	increased investments in future centers in wealthier demographic areas and the risk that the level of return will not meet our expectations;

•	delays in new center openings;

•	our growth and changes in the industry;

•	costs we may incur in the development and implementation of new businesses with no guarantee of success;

•	risks relating to acquisitions, including our inability to acquire suitable businesses or, if we do acquire them, risks relating to asset impairment or the integration of the business into our own;

•	our ability to adapt to significant and rapid technological change;

•

our inability to properly maintain the integrity and security of our data or the data of our members, to comply with applicable privacy laws, or to strategically implement, upgrade or consolidate existing information systems;

•	disruptions and failures involving our information systems;

•	risks related to automated clearing house (“ACH”), credit card, debit card and digital payments we accept;

•	our ability to generate cash flow to service our substantial debt obligations;

•	our ability to operate our business under the restrictions in our Credit Facilities and Indentures that limit our current and future operating flexibility;

•	our ability to incur additional debt;

•	our inability to retain our key employees and hire additional highly qualified employees;

•	labor shortages;

•	attempts by labor organizations to organize groups of our employees or changes in labor laws;

•	our ability to comply with extensive governmental laws and regulations, and changes in these laws and regulations;

•	we could be subject to claims related to our health, fitness and wellness-related offerings;

•	our inability to maintain the required level of insurance coverage on acceptable terms or at an acceptable cost;

•	claims related to construction or operation of our centers and in the use of our premises, facilities, equipment, services, activities or products;

•	potential negative impacts resulting from the opening of new centers, including in our existing markets;

•	rising costs related to construction of new centers and maintenance of our existing centers and our inability to pass these cost increases through to our members;

•	risks associated with leases on certain of our centers;

•	seasonal and quarterly variations in our revenues and net income;

•	delayed payments or failure to pay by our members and difficulties negotiating and collecting amounts due from members;

•	a liquid trading market for our common stock may not develop;

•	significant changes to our share price following this offering;

•	potential conflicts of interest between the private equity investment funds that control us and our public stockholders;

•	other risks relating to this offering and ownership of our common stock;

•	other factors beyond our control; and

•	other factors set forth under “Risk Factors” in this prospectus.

These cautionary statements should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus, including those under the heading “Risk Factors.”

These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may be amplified by the COVID-19 pandemic and its potential impact on our business and the global economy and may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Forward looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 46,200,000 shares of common stock in this offering will be approximately $846.5 million (or $974.9 million if the underwriters fully exercise their option to purchase additional shares), based on the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering (i) to repay $735.0 million in aggregate principal amount of borrowings under our Term Loan Facility, plus $5.6 million in accrued interest and a 1% prepayment penalty of $7.4 million (or $843.6 million in aggregate principal amount of borrowings under our Term Loan Facility, plus $6.5 million in accrued interest and a 1% prepayment penalty of $8.4 million if the underwriters exercise in full their option to purchase additional shares), (ii) to pay offering fees and expenses and (iii) for working capital and general corporate purposes. Our Term Loan Facility matures in December 2024 and, for the six months ended June 30, 2021, borrowings thereunder bore interest at a variable rate that averaged 5.75% for the period. For further description of our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Capitalization.”

A $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $43.9 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares of common stock from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $18.5 million. Such increase (decrease) in net proceeds will increase (decrease) the amount of borrowings under our Term Loan Facility we intend to repay and/or the amount used for working capital and the remainder available for general corporate purposes.

The information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. Upon completion of the offering, we will be controlled by the Voting Group, who will have the ability to nominate a majority of the members of our board of directors and therefore control the payment of dividends. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We are controlled by the Voting Group, whose interests may not be aligned with yours.”

In addition, our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. The covenants in the Credit Agreement and the Indentures significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Capitalization” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.”

CAPITALIZATION

The following table sets forth as of June 30, 2021, our cash and cash equivalents and capitalization on:

•	an actual basis; and

•

a pro forma as adjusted basis to give effect to (i) share-based compensation expense related to stock options that will be recognized upon consummation of this offering as described in footnote (5) below, (ii) the cancellation of the outstanding balance owed under the stockholder note receivable as described in footnote (6) below and (iii) this offering and the use of proceeds therefrom as set forth under the heading “Use of Proceeds.”

The information in this table should be read in conjunction with the information presented under the captions “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$104,200	$202,707

Total debt (including current maturities):
Credit Facilities (1)	845,750	110,750
Unsecured Notes	475,000	475,000
Secured Notes	925,000	925,000
Other debt (2)	161,133	161,133

Total debt (including current maturities) (3)	2,406,883	1,671,883

Mezzanine equity:
Series A Preferred Stock, $0.01 par value per share, 12,000,000 shares authorized, 5,929,570 shares issued and outstanding, actual, 0 shares issued and outstanding, as adjusted (4)	151,336	—

Stockholders’ equity:
Common stock, $0.01 par value per share, 500,000,000 shares authorized, 145,196,492 shares issued and outstanding, actual, 198,118,580 shares issued and outstanding, as adjusted	1,452	1,981
Additional paid-in capital (5)	1,564,591	2,864,847
Stockholder note receivable (6)	(15,000)	—
Retained deficit (5)	(300,871)	(630,060)
Accumulated other comprehensive loss	(503)	(503)

Total stockholders’ equity	1,249,669	2,236,265

Total capitalization	$3,807,888	$3,908,148

(1)

The Credit Facilities consist of: (i) our $850.0 million Term Loan Facility maturing in December 2024 and (ii) our $357.9 million Revolving Credit Facility, approximately $32.7 million of which will mature in August 2022 and approximately $325.2 million of which will mature in September 2024.

(2)

Other debt as of June 30, 2021 on an actual basis consists of certain mortgage notes collateralized by certain related real estate and buildings, payable until August 2027 at a weighted average interest rate of 4.69%.

(3)	Excludes fair value adjustment of $2.1 million and unamortized debt issuance costs of $39.8 million.
(4)	In connection with the consummation of this offering, all issued and outstanding shares of our Series A Preferred Stock will be automatically converted into shares of our common stock.

(5)	Includes an adjustment for unrecognized share-based compensation expense related to stock options of approximately $307.7 million, which will be recognized upon the consummation of this offering.
(6)

In August 2021, we entered into an agreement pursuant to which the outstanding balance owed under the stockholder note receivable was cancelled. The cancellation of the $15.0 million outstanding principal balance associated with the loan was accounted for as an equity transaction, and the Stockholder note receivable and Additional paid-in capital balances recognized on our consolidated balance sheet were each reduced by $15.0 million.

The number of shares of common stock to be outstanding after this offering excludes:

•	24,139,112 shares of common stock issuable upon the exercise of options outstanding under our 2015 Plan as of September 21, 2021 with a weighted average exercise price of $12.06 per share;

•	610,351 shares of common stock issuable upon the vesting of restricted stock units outstanding under our 2015 Plan as of September 21, 2021;

•

14,519,649 additional shares of common stock that will become available for future issuance under the 2021 Plan which will become effective in connection with the completion of this offering, as well as any shares that will become issuable pursuant to provisions in the 2021 Plan that automatically increase the share reserve under the 2021 Plan plus an expected 992,160 shares reserved but not issued under our 2015 Plan; and

•

2,903,930 additional shares of common stock that will become available for future issuance under the ESPP, which will become effective in connection with the completion of this offering, as well as any shares that will become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of common stock as adjusted to give effect to this offering. Dilution results from the fact that the per share offering price of the share is substantially in excess of the book value per share of common stock attributable to the common stock held by existing stockholders.

Our net tangible book value as of June 30, 2021 was approximately $3.8 million, or $0.03 per share of common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding after giving effect to the conversion of our Series A Preferred Stock into shares of our common stock in connection with the consummation of this offering.

After giving effect to our sale of 46,200,000 shares of our common stock in this offering at an assumed initial public offering price of $19.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the application of the net proceeds from this offering as described under “Use of Proceeds,” our as adjusted net tangible book value as of June 30, 2021, after giving effect to this offering, would have been $843.0 million, or $4.25 per share of common stock. This amount represents an immediate increase in net tangible book value of $4.22 per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $15.25 per share of common stock to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$19.50
Historical net tangible book value per share as of June 30, 2021	$0.03
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	4.22
Net tangible book value per share as adjusted to give effect to this offering		4.25

Dilution per share to new investors in this offering		$15.25

Dilution is determined by subtracting as adjusted net tangible book value per share of common stock after giving effect to this offering, from the initial public offering price per share of common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share of common stock after this offering by approximately $0.22, and increase (decrease) dilution in pro forma as adjusted net tangible book value per share of common stock to new investors by $0.78 per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1.0 million shares of common stock from the expected number of shares of common stock to be sold by us in this offering would increase (decrease) the pro forma as adjusted net tangible book value per share of common stock after this offering by approximately $0.07, and increase (decrease) dilution in pro forma as adjusted net tangible book value per share of common stock to new investors by $0.07 per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

If the underwriters were to fully exercise the underwriters’ option to purchase 6,930,000 additional shares of common stock from us, the pro forma as adjusted net tangible book value per share of common stock, as adjusted to give effect to this offering, would be $4.73 per share, and the dilution in pro forma net tangible book value per share of common stock to new investors in this offering would be $14.77 per share.

The following table summarizes, as of June 30, 2021, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on 198,118,580 shares of common stock outstanding immediately after the consummation of this offering and does not give effect to shares of common stock issuable upon exercise of outstanding options to purchase our common stock outstanding as of June 30, 2021, shares of common stock issuable upon the vesting of restricted stock units outstanding as of June 30, 2021, or shares of common stock reserved for future issuance under the 2021 Plan and the ESPP. A total of 24,749,463 shares of common stock underlie awards that have been issued under our existing 2015 Plan. A total of 14,519,649 (plus an expected 992,160 shares reserved but not issued under our 2015 Plan) and 2,903,930 shares of common stock have been initially reserved for future issuance under the 2021 Plan and the ESPP, respectively. The table below is based on an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	151,918,580	76.7%	1,684,789,600	65.2%	11.09
New investors	46,200,000	23.3%	900,900,000	34.8%	19.50

Total	198,118,580	100.0%	2,585,689,600	100.0%	13.05

If the underwriters were to fully exercise the underwriters’ option to purchase 6,930,000 additional shares of common stock, the percentage of common stock held by existing stockholders would be 74.1% and the percentage of common stock held by new investors would be 25.9%. These ownership percentages do not reflect the potential purchase by our Existing Stockholder Investors of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described in this prospectus.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, excluding assumed underwriting discounts and estimated commissions and offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $46.2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Life Time, the “Healthy Way of Life Company,” is a leading lifestyle brand offering premium health, fitness and wellness experiences to a community of nearly 1.4 million individual members, who together comprise more than 767,000 memberships, as of July 31, 2021. Since our founding nearly 30 years ago, we have sought to continuously innovate ways for our members to lead healthy and happy lives by offering them the best places, programs and performers. We deliver high-quality experiences through our omni-channel physical and digital ecosystem that includes more than 150 centers—distinctive, resort-like athletic destinations—across 29 states in the United States and one province in Canada. Our track record of providing differentiated experiences to our members has fueled our strong, long-term financial performance. In 2019, prior to the COVID-19 pandemic, we generated $1.9 billion of revenue, $30 million in net income and $438 million in Adjusted EBITDA. In 2020, which was impacted by the COVID-19 pandemic, we generated $0.9 billion of revenue, $360 million in net loss and $(63) million in Adjusted EBITDA, and in the six months ended June 30, 2021, we generated $0.6 billion of revenue, $229 million in net loss and $(15) million in Adjusted EBITDA.

Our luxurious athletic centers, which are located in both affluent suburban and urban locations, total more than 15 million square feet in the aggregate. We offer expansive fitness floors with top-of-the-line equipment, spacious locker rooms, group fitness studios, indoor and outdoor pools and bistros, indoor and outdoor tennis courts, basketball courts, LifeSpa, LifeCafe and our childcare and Kids Academy learning spaces. Our premium service offering is delivered by approximately 30,000 Life Time team members, including over 6,100 certified fitness professionals, ranging from personal trainers to studio performers. Our members are highly engaged and draw inspiration from the experiences and community we have created, as demonstrated by the 92 million visits to our centers in 2019, the 48 million visits to our centers in 2020 despite the COVID-19 pandemic and the 32 million visits to our centers during the first six months of 2021.

We believe that no other company in the United States delivers the same quality and breadth of health, fitness and wellness experiences as we deliver, which has enabled us to consistently grow our recurring membership dues and in-center revenues for 20 consecutive years, prior to the impact of the COVID-19 pandemic. As of December 31, 2019, December 31, 2020 and June 30, 2021, our recurring membership dues represented 63%, 69% and 68%, respectively, of our total revenue, while our in-center revenue, consisting of Life Time Training, LifeCafe, LifeSpa, Life Time Swim and Life Time Kids, among other services, represented 34%, 29% and 30%, respectively, of our total revenue. Between 2015 and 2019, we grew our average revenue per membership from $1,883 to $2,172, a testament to the significant value that our members place on engaging with Life Time. Our Net Promoter Score increased from 34 as of December 31, 2017 to 53 as of June 30, 2021, demonstrating our ability to continuously enhance our member experience. While average revenue per membership fell to $1,317 in 2020, we have seen a strong rebound already in 2021, with $984 in average revenue per membership during the six months ended June 30, 2021.

We offer a variety of convenient month-to-month memberships with no long-term contracts. We define a membership for our centers in two ways: Center memberships and Digital On-hold memberships. A Center membership is defined as one or more adults 14 years of age or older, plus any juniors under the age of 14. Our base memberships provide individuals general access (with some amenities excluded) to a selected home center and all centers with the same or a lower base monthly dues rate. Our optimized pricing for a Center membership is determined center-by-center based on a variety of factors, including geography, market presence, demographic nature, population density, initial investment in the center and available services and amenities. Digital On-hold memberships do not provide access to our centers and are for those members who want to maintain certain member benefits including our Life Time Digital membership and the right to convert to Center membership without paying enrollment fees.

We continue to evolve our premium lifestyle brand in ways that allow our members to more easily and regularly integrate health, fitness and wellness into their lives. We are enhancing our digital platform to deliver a true omni-channel experience for our members. Our Life Time Digital offering delivers live streaming fitness classes, remote goal-based personal training, nutrition and weight loss support and curated award-winning health, fitness and wellness content. Through an agreement with Apple®, we also provide Apple Fitness+ to our members, which gives our members expanded content and wellness data monitoring on the go. In addition, our members are able to purchase a wide variety of equipment, wearables, apparel, beauty products and nutritional supplements via our digital health store. We are continuing to invest in our digital capabilities in order to strengthen our relationships with our members and more comprehensively address their health, fitness and wellness needs so that they can remain engaged and connected with Life Time at any time or place.

We are also expanding our ecosystem in response to our members’ desire to more holistically integrate health and wellness into every aspect of their daily lives. In 2018, we launched Life Time Work, an asset-light branded co-working model that offers premium work spaces in close proximity to our centers and integrates ergonomic furnishings and promotes a healthy working environment. Life Time Work members also receive access to all of our resort-like athletic destinations across the United States and Canada. Additionally, we opened our first Life Time Living location in 2021, another asset-light extension of our “Healthy Way of Life” ecosystem, which offers luxury wellness-oriented residences. As we expand our footprint with new centers and nearby work and living spaces, as well as strengthen our digital capabilities, we expect to continue to grow our omni-channel platform to support the “Healthy Way of Life” journey of our members.

Components of Our Results of Operations

Total revenue

Total revenue consists of center revenue and other revenue (each defined below).

Center revenue

Center revenue consists of membership dues, enrollment fees and revenue generated within a center, which we refer to as in-center revenue. In-center revenue includes fees for personal training, aquatics and kids programming and other member services, as well as sales of products at our cafés, and sales of products and services offered at our spas and tennis programs.

Other Revenue

Other revenue includes revenue generated from our businesses outside our centers, which are primarily media, athletic events and related services. Our media revenue includes our magazine, Experience Life®, our athletic events revenue includes endurance activities such as running, cycling and triathlons, and our related services revenue includes revenue from our race registration and timing businesses. Other revenue also includes revenue generated from our Life Time Work locations.

Center operations expenses

Center operations expenses consist of direct expenses related to the operation of our centers, such as salaries, commissions, payroll taxes, benefits, real estate taxes and other occupancy costs (excluding rent), utilities, repairs and maintenance, supplies and pre-opening expenses.

Rent expense

Rent consists of rent expense in accordance with GAAP, which includes both cash and non-cash rent expense related to our operating leases for our leased centers and corporate locations.

General, administrative and marketing expenses

General, administrative and marketing expenses include:

•

Costs relating to our centralized support functions, such as accounting, information systems, procurement, real estate and development and member relations, as well as share-based compensation expense.

•

Marketing expenses, which primarily consist of marketing department costs and media and advertising costs to support and grow Center membership levels, in-center businesses, new center openings and our businesses outside of our centers.

•	Indirect support costs related to the operation of our centers, including payroll-related expenses associated with our regional center management structure and in-center business support.

Depreciation and Amortization

Consists of depreciation and amortization for our depreciable long-live assets, including assets related to our owned centers.

Other operating expenses

Consists primarily of expenses related to our other revenue, which is generated from our businesses outside of our centers. In addition, we record other non-recurring operating expenses that we believe are not indicative of our core operating performance, as a component of other operating expenses.

Interest expense, net of interest income

Interest expense, net of interest income consists primarily of cash interest expense on borrowings and non-cash interest expense which includes the amortization of debt issuance costs, partially offset by interest earned.

Equity in earnings of affiliate

Includes investments in unconsolidated subsidiaries which we account for using the equity method of accounting.

Provision for (benefit from) income taxes

The provision for (benefit from) income taxes consists of an estimate for U.S. federal, state and foreign income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in the tax law.

Net income (loss)

Net income (loss) consists of our total revenue, less our total operating expenses, and then adjusted for other (expense) income and provision for (benefit from) income taxes, as set forth on our consolidated statements of operations.

Non-GAAP Measurements and Key Performance Indicators

We prepare and analyze various non-GAAP performance metrics and key performance indicators to assess the performance of our business and allocate resources. For more information regarding our non-GAAP performance metrics, see “Non-GAAP Financial Measures.” These are not measurements of our financial performance under GAAP and should not be considered as alternatives to any other performance measures derived in accordance with GAAP. Set forth below are the non-GAAP measurements and key performance indicators for the years ended December 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021. The following information has been presented consistently for all periods presented. For additional information on Adjusted EBITDA and free cash flow before growth capital expenditures, including a reconciliation to the most comparable GAAP measure, see “Prospectus Summary—Summary Historical Consolidated Financial Information.”

	As of December 31,			Six Months Ended June 30,
	2018	2019	2020	2020	2021

Membership Data
Center memberships	813,975	853,748	500,948	708,739	657,737
Digital On-hold memberships	92,705	90,299	248,641	176,575	101,983

Total memberships	906,680	944,047	749,589	885,314	759,720

Revenue Data ($ in thousands)
Membership dues and enrollment fees	65.4%	65.3%	70.0%	67.3%	69.9%
In-center revenue	34.6%	34.7%	30.0%	32.7%	30.1%

Total center revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Average center revenue per center membership	$2,089	$2,172	$1,317	$587	$984
Comparable center sales	3.1%	2.7%	(52.2)%	(50.8)%	16.1%

Center Data
Net new center openings	11	5	3	2	4
Total centers (end of period)	141	146	149	148	153
Total center square footage (end of period)	13,900,000	14,600,000	14,800,000	14,700,000	15,000,000

GAAP, Non-GAAP and Other Financial Measures ($ in thousands)
Net income (loss)	40,888	30,025	(360,192)	(182,657)	(229,157)
Net income (loss) margin	2.3%	1.6%	(38.0)%	(37.4)%	(40.0)%
Adjusted EBITDA	$421,069	$437,933	$(62,966)	$(32,497)	$(14,754)
Adjusted EBITDA margin	24.1%	23.0%	(6.6)%	(6.6)%	(2.6)%
Center operations	$950,585	$1,041,133	$660,046	$349,778	$393,326
Pre-opening expenses	$17,509	$14,282	$7,463	$4,487	$4,671
Rent	$124,895	$165,965	$186,257	$90,931	$102,039
Non-cash rent expense	$12,980	$22,521	$37,105	$26,307	$6,219
Net cash provided by (used in) operating activities	$336,193	$358,718	$(95,981)	$(44,376)	$(13,039)
Free cash flow before growth capital expenditures	$188,440	$177,479	$(197,441)	$(113,699)	$(60,825)

Average Center revenue per center membership

We define Average Center revenue per center membership as Center revenue less Digital On-hold revenue, divided by the average number of Center memberships for the period, where the average number of Center memberships for the period is an average derived from dividing the sum of the total Center memberships outstanding at the beginning of the period and at the end of each month during the period by one plus the number of months in each period.

Comparable center sales

We measure the results of our centers based on how long each center has been open as of the most recent measurement period. We include a center, for comparable center sales purposes, beginning on the first day of the 13th full calendar month of the center’s operation, in order to assess the center’s growth rate after one year of operation.

Net new center openings and Total centers (end of period)

Net new center openings are the number of centers that opened for the first time to members during the period, less any centers that closed during the period. Total centers (end of period) is the number of centers operational as of the last day of the period. As of June 30, 2021, all but three of our 153 centers were open. Our three closed centers opened in July 2021.

Total center square footage (end of period)

Total center square footage (end of period) reflects the aggregate fitness square footage, which we use as a metric for evaluating the efficiencies of a center as of the end of the period. The square footage figures exclude areas used for tennis courts, outdoor swimming pools, outdoor play areas and stand-alone Work, Sport and Swim locations. These figures are approximations.

Factors Affecting the Comparability of our Results of Operations

Impact of COVID-19 on our Business

Overview

On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus that causes COVID-19 a pandemic and recommended containment and mitigation measures worldwide. On March 13, 2020, the United States declared a National Public Health Emergency with respect to COVID-19. On March 16, 2020, in compliance with orders and advisories from federal, state and local governmental authorities regarding COVID-19, we closed all of our centers. Throughout this prospectus, including this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” when we refer to “COVID-19,” such as when we describe the “impact of COVID-19” on our operations, we mean the coronavirus-related orders issued by governmental authorities affecting our operations and/or the presence of coronavirus in our centers, including COVID-19 positive members or team members.

While our centers were closed, in consultation with an epidemiologist (MD/PhD) with a wide range of experience in clinical, occupational and environmental medicine, we developed processes and protocols for the operation of our centers in the COVID-19 environment. These protocols, which have varied at our centers across the United States and Canada, have included physical distancing, restricting certain equipment and amenities, occupancy limits, required appointments, touchless interactions, facial coverings, cleaning, sanitation, hygiene, air circulation and filtering, screening, contact tracing and educational awareness. We may take further actions as government authorities require or recommend or as we determine to be in the interests of our members, team members, vendors and service providers, including in response to emerging variants of the COVID-19 virus, such as the Delta variant. We continue to refine these processes and protocols as we operate in the evolving COVID-19 environment.

On May 8, 2020, we re-opened our first center in Oklahoma City, Oklahoma. With a focus on providing a healthy and clean environment for our members and team members, we continued to re-open our centers as governmental authorities permitted. As of June 30, 2020, September 30, 2020, December 31, 2020, and March 31, 2021, we had 105, 148, 141 and 151 of our centers opened, respectively. However, many of our centers remained closed or were required to be closed again after re-opening for some period of time during each of these quarters as a result of the COVID-19 pandemic and related restrictions. For instance, during the three months ended June 30, 2020, September 30, 2020 and December 31, 2020, 149, 43 and 31 of our centers, respectively, were closed for some period of time. The performance of our centers after we were able to re-open them has varied depending on various factors, including how early we were able to re-open them in 2020, whether we were required to close them again, their geographic location and applicable governmental restrictions. We have experienced a slightly faster recovery in our membership dues revenue compared to our in-center revenue as our centers have re-opened. We expect membership dues revenue to remain a higher percentage of our total revenue in the near term and return to more historical levels over time. As we experience growth in our membership dues and in-center revenue, including during the third quarter as we continue to emerge from the COVID-19 pandemic, we generally experience an improvement in our margins given the fixed nature of many of our expenses. While we are encouraged by the trends of increased vaccination rates, reduced COVID-19 infections and hospitalizations and reduced operating restrictions in many of the regions where our centers operate, the full extent of the impact of COVID-19, including the Delta variant, remains uncertain and is dependent on future developments that cannot be accurately predicted at this time. Considering this uncertainty, the extent of the impact of COVID-19 on our financial position, results of operations, liquidity and cash flows is uncertain at this time.

Operations

As of June 30, 2021, all but three of our 153 centers were open. Our three closed centers opened in July 2021. As of June 30, 2021, total memberships were 759,720, a decrease of 20.0% compared to 950,183 at March 31, 2020. Center memberships were 657,737, a decrease of 22.4% compared to 847,161 at March 31, 2020. Digital On-hold memberships were 101,983, a decrease of 1.0% compared to 103,022 at March 31, 2020.

We continue to monitor governmental orders regarding the operations of our centers, as well as our center operating processes and protocols. We expect we may need to continue to adjust such processes and protocols as facts and circumstances change, including as a result of variants of the COVID-19 virus, such as the Delta variant.

We also expect our centers and in-center businesses will continue to be impacted differently based upon considerations such as their geographic location, vaccination rates, impacts of variants, applicable government restrictions and guidance, and team member and member sentiment with respect to our center operating processes and protocols and working in and/or using our centers. For example, we are seeing an increase in Center memberships and center utilization in various regions where government restrictions have been lifted.

Given increasing demand for online engagement with consumers, we have increased our focus on delivering a digitized in-center experience through our omni-channel ecosystem. In December 2020, we expanded our Digital membership offering, bringing our “Healthy Way of Life” programs, services and content to consumers virtually. This omni-channel experience is designed to deliver health, fitness and wellness where, when and how members want it by offering online reservations registrations, virtual training, live streaming and on-demand classes, virtual events and more.

Cash Flows and Liquidity

In response to the impact of COVID-19 on our business, we took swift cash management actions to reduce our operating costs and preserve liquidity. These actions included: initially furloughing over 95% of our employees; undertaking two corporate restructuring events to right size overhead relative to the current business; initially suspending virtually all construction capital spending; negotiating rent reductions and deferrals with many of our landlords; evaluating the CARES Act and receiving the employee retention credit, the deferment of the employer’s portion of social security tax payments and the various income tax-related benefits; and completing sale-leaseback transactions associated with six properties.

During the six months ended June 30, 2021, we refinanced a significant portion of our outstanding debt. Specifically, we: (i) refinanced in full the outstanding balances associated with our then existing senior secured credit facility as well as our then existing senior unsecured notes; and (ii) converted our related party secured loan into Series A Preferred Stock. Additionally, we completed a sale-leaseback transaction associated with one property. For information regarding the refinancing actions we took during the six months ended June 30, 2021, see Note 6, Debt, to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. For more information regarding the sale-leaseback transaction that was consummated during the six months ended June 30, 2021, see Note 7, Leases, to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Although there is uncertainty related to the impact of COVID-19 on our financial position, results of operations, liquidity and cash flows, much of which is dependent on the length and severity of the pandemic and the related measures taken, we believe that the combination of our current cash position, our availability under the revolving portion of the Credit Facilities, the recent actions we have taken to refinance our debt and strengthen our balance sheet, as well as the actions we have taken to reduce our cash outflows, leave us well-positioned to manage our business through this pandemic. If our available liquidity were not sufficient to meet our operating and debt service obligations as they come due, we would need to pursue alternative arrangements through additional debt or equity financing to meet our cash requirements. There can be no assurance that any such financing would be available on commercially acceptable terms, or at all.

There may be developments outside of our control requiring us to adjust our operating plan, including additional required center closures. As such, given the dynamic nature of our current operating environment, we cannot reasonably estimate the impacts of COVID-19 on our financial position, results of operations or cash flows in the future.

Share-Based Compensation

On October 6, 2015, our board of directors adopted the LTF Holdings, Inc. 2015 Equity Incentive Plan and on April 20, 2021, they approved an amendment to this plan (as amended, the “2015 Equity Plan”). As of June 30, 2021, we had awarded approximately 24.3 million stock options under the 2015 Equity Plan that remained outstanding and which are subject to certain vesting and exercisability conditions. In connection with this offering, we expect these vesting and exercisability criteria with respect to approximately 21 million of these stock options to be met, and previously unrecognized non-cash share-based compensation expense to be recognized accordingly. Unrecognized share-based compensation expense as of December 31, 2020, and June 30, 2021, was $318.7 million and $348.9 million, respectively. Upon the consummation of this offering, a share-based compensation expense related to stock options of approximately $307.7 million will be recognized. For more information on share-based compensation, see Note 9, Stockholders’ Equity, to our condensed consolidated financial statements as of June 30, 2021, and Note 10, Stockholders’ Equity, to our consolidated financial statements as of December 31, 2020, both of which are included elsewhere in this prospectus.

Unaudited Quarterly Results

The following table sets forth certain financial and operating information for each of our fiscal quarters since the first quarter of 2019. We have prepared the following unaudited quarterly financial information on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that in our opinion are necessary to fairly state the financial information set forth in those statements. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	June 30, 2021
Membership Data
Center memberships	845,654	870,237	867,139	853,748	847,161	708,739	572,811	500,948	544,216	657,737
Digital On-hold memberships	90,835	84,231	85,474	90,299	103,022	176,575	234,381	248,641	196,746	101,983

Total memberships	936,489	954,468	952,613	944,047	950,183	885,314	807,192	749,589	740,962	759,720
Revenue Data ($ in thousands)
Membership dues and enrollment fees	65.1%	64.3%	65.2%	66.5%	66.0%	73.4%	74.3%	71.5%	71.5%	68.6%
In-center revenue	34.9%	35.7%	34.8%	33.5%	34.0%	26.6%	25.7%	28.5%	28.5%	31.4%

Total center revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Average center revenue per center membership	$532	$550	$555	$531	$460	$101	$349	$414	$459	$525
Comparable center sales	1.9%	2.4%	3.3%	3.2%	(15.1)%	(84.2)%	(55.0)%	(52.2)%	(39.4)%	295.1%
Center Data
Net new center openings	2	(2)	2	3	2	0	0	1	1	3
Total centers end of period	143	141	143	146	148	148	148	149	150	153
Total center square footage (end of period)	14,000,000	14,000,000	14,200,000	14,600,000	14,700,000	14,700,000	14,700,000	14,800,000	14,900,000	15,000,000
GAAP, Non-GAAP and Other Financial Measures
($ in thousands)
Net income (loss)	$9,450	$11,463	$2,050	$7,062	$(29,055)	$(153,602)	$(93,649)	$(83,886)	$(152,801)	$(76,356)
Net income (loss) margin	2.1%	2.4%	0.4%	1.5%	(7.1)%	(190.6)%	(40.5)%	(36.7)%	(61.3)%	(23.6)%
Adjusted EBITDA (1)	$100,746	$111,318	$119,555	$106,314	$62,842	$(95,339)	$(12,441)	$(18,028)	$(18,947)	$4,193
Adjusted EBITDA margin (2)	22.2%	23.1%	24.0%	22.8%	15.4%	(118.3)%	(5.4)%	(7.9)%	(7.6)%	1.3%
Center operations	250,906	266,617	271,501	252,109	261,457	88,321	165,573	144,695	174,617	218,711
Pre-opening expenses (3)	1,866	2,358	4,990	5,068	3,449	1,038	721	2,255	2,560	2,111
Rent	39,819	41,487	41,964	42,695	44,527	46,404	47,542	47,784	50,517	51,522
Non-cash rent expense (4)	4,917	5,248	5,958	6,398	6,991	19,316	8,181	2,617	4,323	1,896
Net cash provided by (used in) operating activities	$84,380	$97,047	$108,364	$68,927	$82,469	$(126,845)	$(11,789)	$(39,816)	$(38,156)	$25,177
Free cash flow before growth Capital expenditures (5)	$45,324	$42,737	$66,676	$22,742	$40,054	$(153,753)	$(31,567)	$(52,175)	$(53,915)	$(6,910)

(1)	The following table provides a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA:

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	June 30, 2021
Net income (loss)	9,468	11,469	2,050	7,062	(29,055)	(153,602)	(93,649)	(83,886)	(152,801)	(76,356)
Interest expense, net	33,449	32,121	31,615	31,770	32,685	32,072	30,967	32,670	96,217	40,078
Provision for (benefit from) income taxes	3,656	4,547	2,018	(141)	(23,471)	(47,546)	(28,080)	(28,441)	(25,953)	(20,933)
Depreciation and amortization	54,147	54,402	55,802	56,117	64,931	62,193	61,359	59,210	61,206	57,822
Share-based compensation expense	—	279	23,024	849	—	—	—	—	—	2,881
COVID-19 related expenses (a)	—	—	—	—	24,051	8,232	17,029	(129)	298	(486)
Gain (loss) on sale-leaseback transactions (b)	(157)	—	—	—	(3,609)	531	—	(4,157)	798	33
Capital transaction costs (c)	208	190	5,877	22	58	—	38	—	—	—
Legal settlements (d)	—	8,317	42	—	(2,748)	2,781	312	—	—	—
Asset impairments (e)	—	—	—	10,127	—	—	—	7,475	—	—
Other (f)	(25)	(7)	(873)	508	—	—	(417)	(770)	1,288	1,154

Adjusted EBITDA	$100,746	$111,318	$119,555	$106,314	$62,842	$(95,339)	$(12,441)	$(18,028)	$(18,947)	$4,193

(a)

Represents the incremental expenses we incurred related to the COVID-19 pandemic. They consist primarily of project cost write-offs for sites no longer deemed viable as a result of COVID-19, the employee portion of health care coverage which is normally paid by employees but was paid by us during this period on behalf of our employees, emergency leave and non-working payroll to our employees while our centers were closed, severance as a result of headcount reduction actions taken in response to COVID-19, charitable contributions made to support our employees who were directly impacted by COVID-19, net of the recovery of certain expenses under the CARES Act.

(b)	We adjust for the impact of gains or losses on the sale-leaseback of our properties as they do not reflect costs associated with our ongoing operations.
(c)	Represents one-time costs related to capital transactions, including debt and equity offerings that are non-recurring in nature.
(d)

We adjust for the impact of large class action and unusual legal settlements paid or recoveries received. These are non-recurring in nature and do not reflect costs associated with our normal ongoing operations.

(e)	Represents non-cash asset impairments of our long-lived and intangible assets.
(f)

Includes non-recurring and unusual expenses that do not reflect costs associated with our ongoing operations. They are primarily comprised of corporate restructuring charges and executive level severance.

(2)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by total revenue.

(3)

Represents non-capital expenditures associated with opening new centers which are incurred prior to the commencement of a new center opening. The number of centers under construction or development, the types of centers and our costs associated with any particular center opening can vary significantly from period to period.

(4)	Reflects the non-cash portion of our annual GAAP operating lease expense that is greater or less than the cash operating lease payments.

(5)	The following table provides a reconciliation of Cash provided by (used in) operating activities, the most directly comparable GAAP measure, to Free cash flow before growth capital expenditures:

	Three Months Ended
	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	June 30, 2021
Cash provided by (used in) operating activities	$84,380	$97,047	$108,364	$68,927	$82,469	$(126,845)	$(11,789)	$(39,816)	$(38,156)	$25,117
Center maintenance capital expenditures	(24,277)	(38,039)	(24,895)	(20,401)	(14,679)	(9,573)	(4,823)	(3,036)	(7,692)	(17,275)
Corporate capital expenditures	(14,779)	(16,271)	(16,793)	(25,784)	(27,736)	(17,335)	(14,955)	(9,323)	(8,067)	(14,752)

Free cash flow before growth capital expenditures	$45,324	$42,737	$66,676	$22,742	$40,054	$(153,753)	$(31,567)	$(52,175)	$(53,915)	$(6,910)

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We revise the recorded estimates when better information is available, facts change, or we can determine actual amounts. These revisions can affect operating results. We have identified below the following accounting policies that we consider to be critical.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

We assess the recoverability of goodwill and indefinite-lived intangible assets, such as our Life Time trade name, on an annual basis, or more often if circumstances warrant. We assess the recoverability of goodwill by estimating the fair value of the reporting unit to which the goodwill relates and comparing this fair value to the net book value of the reporting unit. We assess the recoverability of the Life Time trade name through the use of the relief from royalty valuation method. If the fair value of goodwill or indefinite-lived intangible assets is less than net book value, we reduce the book value accordingly and record a corresponding impairment loss. Our policy is to test goodwill and indefinite-lived intangible assets for impairment on October 1 of each year. The valuation of goodwill and indefinite-lived intangible assets requires assumptions and estimates of many critical factors, including revenue and market growth, operating margins, membership trends, strategic initiatives, royalty rates and discount rates. A significant change in the factors noted above could cause us to reduce the estimated fair value of some or all of our reporting units or indefinite-lived intangible assets and recognize a corresponding impairment of our goodwill and indefinite-lived intangible assets in connection with a future impairment test. Adverse changes in strategy, market conditions or assumed market capitalization may result in an impairment of goodwill. Based upon our review and analysis, no material impairments of goodwill or indefinite-lived intangible assets were deemed to have occurred during any of the periods presented.

Impairment of Long-lived Assets

We test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. A long-lived asset group may include property and equipment, finite-lived intangible assets and/or operating lease right-of-use assets. We consider a history of consistent and significant operating losses, or the inability to recover net book value over the remaining useful life, to be our primary indicators of potential impairment. Judgments regarding existence of impairment indicators are based on factors such as operational performance (including revenue and expense growth rates), market conditions, and expected holding period of the primary asset associated with each asset group. We evaluate long-lived asset groups for impairment at the lowest levels for which there are identifiable cash flows, which is generally at an individual center or ancillary business level. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that center or ancillary business, compared to the carrying value of the related assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of these assets and recording a loss if the carrying value is greater than the fair value. Worsening operational performance, market conditions or change in expected holding periods of each asset may cause us to re-evaluate the assumptions used in management’s analysis. Based upon our review and analysis, no material impairments of long-lived assets were deemed to have occurred during any of the periods presented.

Results of Operations

Three Months Ended June 30, 2020 Compared to Three Months Ended June 30, 2021

The following table sets forth our condensed consolidated statements of operations data (amounts in thousands) and data as a percentage of total revenue for the periods indicated:

	Three Months Ended June 30,
			As a Percentage of Total Revenue
	2020	2021	2020	2021
Revenue:
Center revenue	$78,847	$316,596	97.8%	98.0%
Other revenue	1,738	6,591	2.2%	2.0%

Total revenue	80,585	323,187	100.0%	100.0%
Operating expenses:
Center operations	88,321	218,711	109.6%	67.7%
Rent	46,404	51,522	57.6%	15.9%
General, administrative and marketing	36,443	43,322	45.2%	13.4%
Depreciation and amortization	62,193	57,822	77.1%	17.9%
Other operating	16,003	8,930	19.9%	2.8%

Total operating expenses	249,364	380,307	309.4%	117.7%
Loss from operations	(168,779)	(57,120)	(209.4)%	(17.7)%
Other income (expense):
Interest expense, net of interest income	(32,072)	(40,078)	(39.8)%	(12.4)%
Equity in earnings of affiliate	(297)	(91)	(0.4)%	0.0%

Total other expense	(32,369)	(40,169)	(40.2)%	(12.4)%

Loss before income taxes	(201,148)	(97,289)	(249.6)%	(30.1)%
Benefit from income taxes	(47,546)	(20,933)	(59.0)%	(6.5)%

Net loss	(153,602)	(76,356)	(190.6)%	(23.6)%

Non-controlling interest	—	—	0.0%	0.0%
Net Loss Attributable to Life Time Group Holdings, Inc.	$(153,602)	$(76,356)	(190.6)%	(23.6)%

Total revenue. The $242.6 million increase in Total revenue for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 reflects the adverse economic impact that our center closures had on our business during the three months ended June 30, 2020 as well as the timing of the subsequent reopening of our centers.

With respect to the $237.7 million increase in Center revenue for the three months ended June 30, 2021 compared to the three months ended June 30, 2020:

•

67.0% was from membership dues and enrollment fees, which increased $159.4 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. This increase reflects the adverse economic impact that our center closures, which resulted from COVID-19, had on our business during the three months ended June 30, 2020 as well as the timing of the subsequent reopening of our centers; and

•

33.0% was from in-center revenue, which increased $78.3 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. This increase was recognized across all of our primary in-center businesses and reflects the adverse economic impact that our center closures, which resulted from COVID-19, had on our business during the three months ended June 30, 2020 as well as the timing of the subsequent reopening of our centers.

The $4.9 million increase in Other revenue for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 was primarily driven by athletic event cancellations caused by COVID-19, which had a negative impact on sales of media, race and timing-related technology, as well as event-related registration fees during the three months ended June 30, 2020.

Center operations expenses. The $130.4 million increase in Center operations expenses for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 was primarily driven by $96.1 million in increased labor costs and $18.8 million in increased facility costs resulting from the subsequent reopening of our centers, as well as an increase in costs of goods sold and general operating expenses for our centers.

Rent expense. The $5.1 million increase in Rent expense for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 was primarily driven by the timing of sale-leaseback transactions that were consummated during both the current and prior year.

General, administrative and marketing expenses. The $6.9 million increase in General, administrative and marketing expenses for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 was primarily driven by a $5.9 million increase in general and administrative costs to support the increase in memberships and revenue and a $5.7 million increase in marketing expenses, as well as a $2.9 million increase in share-based compensation, offset by $7.6 million of corporate COVID-19 expenses incurred in 2020.

Depreciation and amortization. The $4.4 million decrease in Depreciation and amortization for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 consists of $2.8 million and $1.6 million lower depreciation and amortization, respectively.

Other operating expenses. The $7.1 million decrease in Other operating expenses for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 was primarily attributable to project cost write-offs in 2020 for sites no longer deemed viable as a result of COVID-19.

Interest expense, net. The $8.0 million increase in Interest expense, net of interest income for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 reflects a relatively higher effective weighted average interest rate on an increased average level of outstanding borrowings during the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

Benefit from income taxes. The benefit from income taxes was $20.9 million for the three months ended June 30, 2021 compared to $47.5 million for the three months ended June 30, 2020. The effective tax rate was 21.5% and 23.6% for those same periods, respectively. The change in benefit from income taxes was primarily attributable to lower loss before income taxes for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020, and the favorable federal tax rate differential from the net operating loss carryback claims filed in 2020 under the CARES Act. The favorable federal tax rate differential was due to the net operating losses generated in tax years with a federal tax rate of 21% whereas the losses were carried back to tax years with a federal tax rate of 35%.

Net loss. As a result of the factors described above, net loss decreased by $77.2 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2021

The following table sets forth our condensed consolidated statements of operations data (amounts in thousands) and data as a percentage of total revenue for the periods indicated:

	Six Months Ended June 30,
			As a Percentage of Total Revenue
	2020	2021	2020	2021
Revenue:
Center revenue	$476,570	$561,690	97.5%	98.1%
Other revenue	12,310	10,795	2.5%	1.9%

Total revenue	488,880	572,485	100.0%	100.0%
Operating expenses:
Center operations	349,778	393,326	71.5%	68.7%
Rent	90,931	102,039	18.6%	17.8%
General, administrative and marketing	87,461	81,592	17.9%	14.2%
Depreciation and amortization	127,124	119,028	26.0%	20.8%
Other operating	22,260	15,864	4.6%	2.8%

Total operating expenses	677,554	711,849	138.6%	124.3%
Loss from operations	(188,674)	(139,364)	(38.6)%	(24.3)%
Other income (expense):
Interest expense, net of interest income	(64,757)	(136,295)	(13.3)%	(23.8)%
Equity in earnings of affiliate	(243)	(384)	0.0%	(0.1)%

Total other expense	(65,000)	(136,679)	(13.3)%	(23.9)%

Loss before income taxes	(253,674)	(276,043)	(51.9)%	(48.2)%
Benefit from income taxes	(71,017)	(46,886)	(14.5)%	(8.2)%

Net loss	(182,657)	(229,157)	(37.4)%	(40.0)%

Non-controlling interest	—	—	0.0%	0.0%
Net Loss Attributable to Life Time Group Holdings, Inc.	$(182,657)	$(229,157)	(37.4)%	(40.0)%

Total revenue. The $83.6 million increase in Total revenue for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 reflects the adverse economic impact that our center closures had on our business during the six months ended June 30, 2020 as well as the timing of the subsequent reopening of our centers.

With respect to the $85.1 million increase in Center revenue for the six months ended June 30, 2021 compared to the six months ended June 30, 2020:

•

84.6% was from membership dues and enrollment fees, which increased $72.0 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. This increase reflects the adverse economic impact that our center closures, which resulted from COVID-19, had on our business during the six months ended June 30, 2020 as well as the timing of the subsequent reopening of our centers; and

•

15.4% was from in-center revenue, which increased $13.1 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. This increase was recognized across all of our primary in-center businesses and reflects the adverse economic impact that our center closures, which resulted from COVID-19, had on our business during the six months ended June 30, 2020 as well as the timing of the subsequent reopening of our centers.

The $1.5 million decrease in Other revenue for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily driven by the negative impact COVID-19 had on sales of race and timing-related technology.

Center operations expenses. The $43.5 million increase in Center operations expenses for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily driven by $35.3 million in increased labor costs and $16.6 million in increased facility costs resulting from the subsequent reopening of our centers, partially offset by approximately $5.6 million of credit card fees associated with increased revenue from our re-opened centers.

Rent expense. The $11.1 million increase in Rent expense for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily driven by the timing of sale-leaseback transactions that were consummated during both the current and prior year.

General, administrative and marketing expenses. The $5.9 million decrease in General, administrative and marketing expenses for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily driven by $10.3 million of corporate COVID-19 expenses incurred in 2020, offset by a $2.9 million increase in share-based compensation and a $1.5 million increase in corporate and other non-recurring expenses.

Depreciation and amortization. The $8.1 million decrease in Depreciation and amortization for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 consists of $4.5 million and $3.6 million lower depreciation and amortization, respectively.

Other operating expenses. The $6.4 million decrease in Other operating expenses for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily attributable to project cost write-offs in 2020 for sites no longer deemed viable as a result of COVID-19.

Interest expense, net. The $71.5 million increase in Interest expense, net of interest income for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily driven by debt issuance costs and original issuance discount costs associated with extinguished debt instruments that were written off during the six months ended June 30, 2021, including a $41.0 million non-cash expense recognized related to the conversion of our related party secured loan into Series A Preferred Stock. Additionally, the increase also reflects a relatively higher effective weighted average interest rate on an increased average level of outstanding borrowings during the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Benefit from income taxes. The benefit from income taxes was $46.9 million for the six months ended June 30, 2021 compared to $71.0 million for the six months ended June 30, 2020. The effective tax rate was 17.0% and 28.0% for those same periods, respectively. The change in benefit from income taxes was primarily attributable to the $41.0 million loss related to the extinguishment of our related party secured loan that we recognized for GAAP purposes during the six months ended June 30, 2021 that is not recognized for tax purposes, as well as the favorable federal tax rate differential from the net operating loss carryback claims filed in 2020 under the CARES Act. The favorable federal tax rate differential was due to the net operating losses generated in tax years with a federal tax rate of 21% whereas the losses were carried back to tax years with a federal tax rate of 35%.

Net loss. As a result of the factors described above, net loss increased by $46.5 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

The following table sets forth our consolidated statements of operations data (amounts in thousands) and data as a percentage of total revenue for the periods indicated:

	For the Year Ended December 31,
			As a Percentage of Total Revenue
	2019	2020	2019	2020
Revenue:
Center revenue	$1,851,345	$929,966	97.4%	98.1%
Other revenue	49,026	18,413	2.6%	1.9%

Total revenue	1,900,371	948,379	100.0%	100.0%
Operating expenses:
Center operations	1,041,133	660,046	54.8%	69.6%
Rent	165,965	186,257	8.7%	19.6%
General, administrative and marketing	227,684	149,898	12.0%	15.8%
Depreciation and amortization	220,468	247,693	11.6%	26.1%
Other operating	76,842	63,634	4.0%	6.7%

Total operating expenses	1,732,092	1,307,528	91.1%	137.8%

Income (Loss) from operations	168,279	(359,149)	8.9%	(37.8)%

Other income (expense):
Interest expense, net of interest income	(128,955)	(128,394)	(6.8)%	(13.5)%
Equity in earnings of affiliate	805	(187)	0.0%	0.0%
Total other expense	(128,150)	(128,581)	(6.8)%	(13.5)%

Income (Loss) before income taxes	40,129	(487,730)	2.1%	(51.3)%

Provision for (Benefit from) income taxes	10,080	(127,538)	0.5%	(13.3)%

Net income (loss)	30,049	(360,192)	1.6%	(38.0)%

Non-controlling interest	24	—	0.0%	0.0%
Net income (loss) attributable to Life Time Group Holdings, Inc.	$30,025	$(360,192)	1.6%	(38.0)%

Total revenue. The $952.0 million decrease in Total revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019 reflects the adverse economic impact that our center closures, which resulted from COVID-19, had on our business as well as the timing of the subsequent reopening of our centers.

With respect to the $921.4 million decrease in Center revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019:

•

60.5% was from membership dues and enrollment fees, which decreased $557.3 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to the adverse economic impact that our center closures, which resulted from COVID-19, had on our business as well as the timing of the subsequent reopening of our centers; and

•

39.5% was from in-center revenue, which decreased $364.1 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to a decline across all of our primary in-center businesses, as a result of our center closures, which resulted from COVID-19, as well as the timing of the subsequent reopening of our centers.

The $30.6 million decrease in Other revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily driven by athletic event cancellations caused by COVID-19, which had a negative impact on sales of media, race and timing-related technology, as well as event-related registration fees.

Center operations expenses. The $381.1 million decrease in Center operations expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily the result of $290.7 million in decreased labor costs, $38.8 million in decreased cost of goods sold, $23.2 million in reduced facility costs and $17.8 million in reduced credit card fees as a result of center closures and lower Center revenue, which resulted from COVID-19.

Rent expense. The $20.3 million increase in Rent expense for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily driven by the sale-leaseback transactions that were consummated during 2020, as well as the timing of other property leases that commenced during 2020 and the prior year.

General, administrative and marketing expenses. The $77.8 million decrease in General, administrative and marketing expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily driven by a reduction of expenses of $26.9 million, which was primarily the result of lower salaries and wages associated with our furloughed employees, as well as corporate headcount reduction actions that we took during 2020, and a reduction in our advertising and marketing spend of approximately $22.7 million as a result of our continued efforts to control expenses in light of COVID-19. In addition, in 2019, we incurred $23.0 million of additional share-based compensation as part of a voluntary stock option purchase offer, as well as $5.2 million of costs related to the sale of newly issued common stock to a minority investor group.

Depreciation and amortization. The $27.2 million increase in Depreciation and amortization for the year ended December 31, 2020 as compared to the year ended December 31, 2019 consists of $31.4 million higher depreciation, partially offset by $4.2 million lower amortization.

Other operating expenses. The $13.2 million decrease in Other operating expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily attributable to the decline in sales of race and timing-related technology, as well as the decline in media sales, which was driven by the cancellation of athletic events as a result of COVID-19.

Interest expense, net. The $0.6 million decrease in Interest expense, net for the year ended December 31, 2020 as compared to the year ended December 31, 2019 reflects the decrease in the LIBOR during the year ended December 31, 2020 as compared to the year ended December 31, 2019, partially offset by interest associated with new borrowings under a secured loan with related parties during 2020 and a relatively lower level of capitalized interest on lower construction spending during the year ended December 31, 2020 as compared to the year ended December 31, 2019.

Provision for (Benefit from) income taxes. The benefit from income taxes was $127.5 million for the year ended December 31, 2020 as compared to the $10.1 million provision for income taxes for the year ended December 31, 2019. The benefit from income taxes for the year ended December 31, 2020 was primarily driven by the loss before income taxes. The effective tax rate was 25.1% and 26.1% for December 31, 2019 and December 31, 2020, respectively. The change in effective tax rate for the year ended December 31, 2020 as compared to the year ended December 31, 2019 reflects an increase in the overall effective state rate during the year ended December 31, 2020.

Net income (loss). As a result of the factors described above, net loss was $360.2 million for the year ended December 31, 2020, compared to net income of $30.0 million for the year ended December 31, 2019.

Net income attributable to noncontrolling interest. Net income attributable to noncontrolling interest, which represents the stated dividends associated with the underlying preferred shares of Massage Retreat & Spa, Inc. (“MR&S”), was less than $0.1 million and $0.0 million for the years ended December 31, 2019 and 2020, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

The following table sets forth our consolidated statements of operations data (amounts in thousands) and data as a percentage of total revenue for the periods indicated:

	For the Year Ended December 31,
			As a Percentage of Total Revenue
	2018	2019	2018	2019
Revenue:
Center revenue	$1,701,600	$1,851,345	97.3%	97.4%
Other revenue	47,693	49,026	2.7%	2.6%
Total revenue	1,749,293	1,900,371	100.0%	100.0%

Operating expenses:
Center operations	950,585	1,041,133	54.3%	54.8%
Rent	124,895	165,965	7.1%	8.7%
General, administrative and marketing	196,693	227,684	11.2%	12.0%
Depreciation and amortization	211,451	220,468	12.1%	11.6%
Other operating	69,195	76,842	4.0%	4.0%
Total operating expenses	1,552,819	1,732,092	88.7%	91.1%

Income from operations	196,474	168,279	11.3%	8.9%
Other income (expense):
Interest expense, net of interest income	$(136,176)	$(128,955)	(7.8)%	(6.8)%

Equity in earnings of affiliate	814	805	0.0%	0.0%

Total other expense	(135,362)	(128,150)	(7.8)%	(6.8)%
Income before income taxes	61,112	40,129	3.5%	2.1%
Provision for income taxes	20,170	10,080	1.2%	0.5%
Net income	40,942	30,049	2.3%	1.6%

Non-controlling interest	54	24	0.0%	0.0%

Net income attributable to Life Time Group Holdings, Inc.	$40,888	$30,025	2.3%	1.6%

Total revenue. Total revenue increased $151.1 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

With respect to the $149.8 million increase in Center revenue for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

•

63.7% was from membership dues and enrollment fees, which increased $95.4 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to $81.4 million from new centers. Membership dues associated with our comparable centers also increased, primarily due to higher average dues and membership growth; and

•

36.3% was from in-center revenue, which increased $54.3 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018, reflecting strong performance across all of our primary in-center businesses.

Other revenue increased $1.3 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Center operations expenses. The $90.6 million increase in Center operations expenses for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to $69.1 million in increased labor, $10.7 million in increased cost of goods sold, and high general center operating expenses, each associated with new centers.

Rent expense. The $41.1 million increase in Rent expense for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was driven by the impact of the adoption of Accounting Standards Codification (“ASC”) 842 on January 1, 2019, as well as sale-leaseback transactions that occurred during the year ended December 31, 2019. Upon our adoption of ASC 842, financing accounting previously associated with certain build-to-suit leases and sale-leaseback transactions was discontinued, and we began accounting for each of these arrangements as an operating lease.

General, administrative and marketing expenses. The $31.0 million increase in General, administrative and marketing expenses for the year ended December 31, 2019, compared to the year ended December 31, 2018 was primarily the result of additional share-based compensation as part of a voluntary stock option purchase offer, as well as costs related to the sale of newly issued common stock to a minority investor group.

Depreciation and amortization. The $9.0 million increase in Depreciation and amortization for the year ended December 31, 2019 as compared to the year ended December 31, 2018 consisted of $8.0 million higher depreciation and $1.0 million higher amortization. The increase in amortization was driven by new finance lease right-of-use assets recognized during the year ended December 31, 2019, partially offset by decreased amortization associated with intangible assets.

Other operating expenses. The $7.6 million increase in Other operating expenses for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was due to a legal settlement related to a class action lawsuit.

Interest expense, net. The $7.2 million decrease in Interest expense, net of interest income, for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily driven by the impact of our adoption of ASC 842, whereby financing accounting previously associated with certain build-to-suit lease and sale-leaseback transactions was discontinued, partially offset by a relatively higher level of outstanding borrowings under the Credit Facilities as well as an increase in the average LIBOR during the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Provision for income taxes. The provision for income taxes was $10.1 million for the year ended December 31, 2019 as compared to $20.2 million for the year ended December 31, 2018. The effective tax rate was 33.0% and 25.1% for the years ended December 31, 2018 and 2019, respectively. The decrease in the income tax rate was primarily driven by the favorable impact of a decreased overall effective state tax rate during the year ended December 31, 2019 on a relatively lower amount of income before taxes as compared to the year ended December 31, 2018. The decrease in the overall effective state tax rate was primarily driven by state apportionment factor true-up adjustments, associated with state income tax return filings for the tax year ended December 31, 2018, that were recognized during the year ended December 31, 2019.

Net income. As a result of the factors described above, net income decreased $10.9 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Net income attributable to noncontrolling interest. Net income attributable to noncontrolling interest, which represents the stated dividends associated with the underlying preferred shares of MR&S, was less than $0.1 million for the years ended December 31, 2018 and 2019.

Liquidity and Capital Resources

Liquidity

Our principal liquidity needs include the development of new centers, debt service and lease requirements, investments in technology and expenditures necessary to maintain and update our centers and associated fitness equipment. We have primarily satisfied our historical liquidity needs with cash flow from operations, drawing on the revolving portion of the Credit Facilities and through sale-leaseback transactions.

We have taken significant action to preserve our liquidity in light of the uncertainty related to the impact of COVID-19 on our future results. See “—Impact of COVID-19 on Our Business.” We believe the steps we have taken to strengthen our balance sheet and to reduce our cash outflows leave us well-positioned to manage our business through this pandemic.

As the opportunity arises or as our business needs require, we may seek to raise capital through additional debt financing or through equity financing. There can be no assurance that any such financing would be available on commercially acceptable terms, or at all. To date, we have not experienced difficulty accessing the credit and capital markets; however, volatility in these markets, particularly in light of the impacts of COVID-19, may increase costs associated with issuing debt instruments or affect our ability to access those markets, which could have an adverse impact on our ability to raise additional capital, to refinance existing debt and/or to react to changing economic and business conditions. In addition, it is possible that our ability to access the credit and capital markets could be limited at a time when we would like, or need, to do so, including with respect to the Credit Facilities and the Notes.

As of June 30, 2021, there were no outstanding borrowings under our Revolving Credit Facility and there were $40.8 million of outstanding letters of credit, resulting in total availability under our Revolving Credit Facility, subject to a $100.0 million minimum liquidity requirement, of $217.1 million. Total cash and cash equivalents at June 30, 2021 was $104.2 million, resulting in total cash and availability under our Revolving Credit Facility of $321.3 million. As of June 30, 2021, we were either in compliance in all material respects with the covenants under the Credit Facilities and the Notes or the covenants were not applicable.

The following table sets forth our consolidated statements of cash flows data (amounts in thousands):

	For the Year Ended December 31,			Six Months Ended June 30,
	2018	2019	2020	2020	2021
Net cash provided by (used in) operating activities	$336,193	$358,718	$(95,981)	$(44,376)	$(13,039)
Net cash (used in) provided by investing activities	(613,843)	(477,814)	(6,115)	(19,539)	(89,718)
Net cash provided by financing activities	269,689	133,316	87,395	106,192	173,712
Effect of exchange rate on cash and cash equivalents	(217)	208	(55)	(258)	50

Increase (decrease) in cash and cash equivalents	$(8,178)	$14,428	$(14,756)	$42,019	$71,005

Operating Activities

The $22.5 million increase in net cash provided by operating activities for the year December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to higher cash earnings due to higher net income as a result of our new centers.

The $454.7 million increase in net cash used in operating activities for the year December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to lower cash earnings, which reflects the adverse economic impact that COVID-19 has had on our business.

The $31.3 million decrease in net cash used in operating activities for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily due to lower cash earnings in 2020 due to center closures as a result of the impact that COVID-19 has had on our business.

Investing Activities

Investing activities consist primarily of purchasing real property, constructing new centers, acquisitions and purchasing new fitness equipment. In addition, we invest in capital expenditures to maintain and update our existing centers. We finance the purchase of our property and equipment through operating cash flows, draws on our Revolving Credit Facility, tenant allowances and proceeds from sale-leaseback transactions.

The $136.0 million decrease in net cash used in investing activities for the year December 31, 2019 as compared to the year ended December 31, 2018 was primarily driven by proceeds we received during the year ended December 31, 2019 from sale-leaseback transactions as well as reimbursement of construction costs.

The $471.7 million decrease in net cash used in investing activities for the year December 31, 2020 as compared to the year ended December 31, 2019 was primarily driven by a relatively lower level of new center construction activity, as well as a relatively higher amount of proceeds that we received from sale-leaseback transactions during the year ended December 31, 2020 as compared to the year ended December 31, 2019. Additionally, we received $23.0 million of proceeds from the sale of land held for sale during the year ended December 31, 2020.

The $70.2 million increase in cash used in investing activities for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily driven by a relatively higher amount of proceeds that we received from landlords for sale-leaseback transactions during the six months ended June 30, 2020 as compared to the six months ended June 30, 2021, partially offset by a relatively lower level of new center construction activity during the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Prior to our adoption of ASC 842, all payments we made in connection with construction costs incurred under build-to-suit arrangements, including reimbursable costs, were included in Capital expenditures within the investing section of our consolidated cash flow statements. In addition, the proceeds we received from landlords for reimbursement of construction costs were reported in Proceeds from financing obligations within the financing section on our consolidated statements of cash flows. Upon our adoption of ASC 842 effective January 1, 2019, financing accounting previously associated with some of our build-to-suit lease arrangements was discontinued, and we began accounting for each of these arrangements as an operating lease. Accordingly, effective as of the ASC 842 adoption date, proceeds we have since received from landlords for reimbursement of construction costs are no longer grossed up on our either our consolidated balance sheets or in our consolidated statements of cash flows. Rather, the proceeds are netted against the related payments, for both accounting and reporting purposes.

We received proceeds from landlords in connection with construction cost reimbursements totaling $69.1 million and $78.9 million during the year ended December 31, 2019 and 2020, respectively.

The following schedule reflects gross capital expenditures by type of expenditure (in thousands):

	For the Year Ended December 31,			Six Months Ended June 30,
	2018	2019	2020	2020	2021
Growth capital expenditures (New center land and construction, growth initiatives and the purchase of previously leased centers)	$457,072	$442,778	$164,157	$98,969	$74,187
Center maintenance and remodel capital expenditures	109,142	107,612	32,111	24,252	24,967
Corporate capital expenditures	38,612	73,627	69,349	45,071	22,819

Total gross capital expenditures	$604,826	$624,017	$265,617	$168,292	$121,973

During the year ended December 31, 2019, we spent approximately $34.4 million in business acquisition- related costs to acquire a health club business, a commercial plumbing and mechanical contracting business and a cycling event. Also during the year ended December 31, 2019, we made a capital contribution of approximately $16.2 million in exchange for our 50% membership interest in a joint venture. During the year ended December 31, 2018, we spent approximately $6.9 million in business acquisition-related costs primarily related to the acquisition of a health club business.

The $278.6 million decrease in gross capital expenditures associated with new center land and construction, growth initiatives and major remodels for the year ended December 31, 2020 as compared to the year ended December 31, 2019 reflects actions we took during the year ended December 31, 2020 to reduce our cash outflows in light of the COVID-19 pandemic.

The $24.8 million decrease in gross capital expenditures associated with new center land and construction, growth initiatives and major remodels for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 reflects actions we took to reduce our cash outflows in light of the COVID-19 pandemic. Our contracts with construction subcontractors contain clauses that allow us to terminate any project. Therefore, we have the ability to cancel any project and, in the event of such a cancellation, we will only be obligated to pay for work actually performed up to the date of cancellation. Our unpaid obligations to construction subcontractors for work performed up through June 30, 2021 are recognized in Construction accounts payable on our June 30, 2021 condensed consolidated balance sheet.

Financing Activities

Financing activities for the six months ended June 30, 2020 and 2021 and for the years ended December 31, 2018, 2019 and 2020 include net proceeds from and repayments of debt, including those associated with our Credit Facilities. In addition, financing activities for the years ended December 31, 2019 and 2020 include proceeds from equity transactions. For the year ended December 31, 2018, financing activities also include proceeds from and repayments of financing obligations. Upon our adoption of ASC 842, financing accounting previously associated with some of our build-to-suit lease arrangements was discontinued, and we began accounting for each these arrangements as an operating lease.

The $136.4 million decrease in net cash provided by financing activities for the year ended December 31,

2019 as compared to the year ended December 31, 2018 was primarily driven by the timing of proceeds and repayments associated with the Credit Facilities, as well as the impact of our adoption of ASC 842, partially offset by proceeds received as part of a stock purchase agreement consummated during the year ended December 31, 2019 whereby we received $108.6 million in exchange for the new issuance of our common stock.

The $45.9 million decrease in net cash provided by financing activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily driven by net repayments made on our then existing senior secured credit facility during the year ended December 31, 2020, partially offset by proceeds from new borrowings which we received during the year ended December 31, 2020. During the year ended December 31, 2020, we received approximately $101.5 million of proceeds associated with a secured loan from an investor group that is comprised solely of our stockholders or their affiliates, and $15.1 million of proceeds associated with a loan secured by a mortgage on one location.

The $67.5 million increase in net cash provided by financing activities for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was primarily driven by net proceeds we received from new borrowings during the six months ended June 30, 2021 in connection with debt refinancing transactions, partially offset by proceeds we received from the issuance of our common stock in 2020.

Debt Capitalization

The following table details our debt outstanding as of December 31, 2020 and June 30, 2021:

	December 31, 2020	June 30, 2021
Term Loan Facility, maturing December 2024	$—	$845,750
Prior Term Loan Facility, retired January 2021	1,471,584	—
Prior Revolving Credit Facility, retired January 2021	94,000	—
Secured Notes, maturing January 2026	—	925,000
Unsecured Notes, maturing April 2026	—	475,000
2023 Notes, retired February 2021	450,000	—
Secured loan – related parties, retired January 2021	101,503	—
Mortgage notes, various maturities (1)	167,872	156,844
Other debt	4,289	4,289
Fair value adjustment	2,469	2,143

Total debt	2,291,717	2,409,026
Less unamortized debt issuance costs	(19,121)	(39,815)

Total debt less unamortized issuance costs	2,272,596	2,369,211
Less current maturities	(139,266)	(31,581)

Long-term debt, less current maturities	$2,133,330	$2,337,630

(1)

Mortgage notes collateralized by certain related real estate and buildings, due through 2027 at a weighted average interest rate of 4.68% and 4.69% at December 31, 2020 and June 30, 2021, respectively.

Refinancing Transactions

During the six months ended June 30, 2021, LT Inc., an indirect, wholly owned subsidiary of Life Time Group Holdings, Inc., as the borrower and issuer, as applicable, together with certain other wholly owned subsidiaries: (i) refinanced in full the then outstanding balances associated with our previously existing term loan facility (the “Prior Term Loan Facility”) and our previously existing revolving credit facility (the “Prior Revolving Credit Facility”) through net cash proceeds received from the Term Loan Facility that matures in December 2024 as well as the issuance of the Secured Notes that mature in January 2026; (ii) refinanced in full the then existing senior unsecured notes due 2023 (the “2023 Notes”) through proceeds received from the issuance of the Unsecured Notes that mature in April 2026; and (iii) converted our then existing related party secured loan into Series A Preferred Stock.

Credit Facilities

In June 2015, LT Inc. and certain of our other wholly owned subsidiaries entered into a senior secured credit facility with a group of lenders led by Deutsche Bank AG as the administrative agent. On January 22, 2021, LT Inc. and certain of our other wholly owned subsidiaries entered into an eighth amendment to the Credit Agreement. Pursuant to the Credit Agreement, we: (i) incurred new term loans in an aggregate principal amount of $850.0 million under the Term Loan Facility with a maturity of December 2024; (ii) paid off the then outstanding balances associated with the Prior Term Loan Facility and Prior Revolving Credit Facility, and (iii) extended the maturity of $325.2 million of the $357.9 million Prior Revolving Credit Facility to September 2024 under the Revolving Credit Facility.

Upon the exercise of an accordion feature and subject to certain conditions, borrowings under the Credit Facilities may be increased up to an additional $400.0 million (plus additional amounts that may be added upon the satisfaction of certain financial tests) subject, in certain cases, to meeting a first lien net leverage ratio. Our ability to increase our borrowings under the Credit Facilities using this accordion feature is restricted during the Covenant Modification Period. The Credit Facilities are secured by a first priority lien (on a pari passu basis with the Secured Notes described below) on substantially all of our assets.

The net cash proceeds received under the Term Loan Facility, as well as from the Secured Notes, were used to: (i) refinance in full the then outstanding balances associated with the Prior Term Loan Facility and the Prior Revolving Credit Facility (details of which are described below under “—Term Loan Facility” and “—Revolving Credit Facility”); (ii) pay debt issuance and original issue discount costs associated with each of these financing transactions (details of which are described in “—Debt Issuance Cost and Original Issue Discount Costs” below); and (iii) strengthen our balance sheet by adding to our cash position.

Term Loan Facility

At both December 31, 2020 and January 22, 2021 (the effective date of the refinancing), the Prior Term Loan Facility balance was $1,471.6 million. Under the Term Loan Facility, LT Inc. incurred new term loans in an aggregate principal amount of $850.0 million, of which $507.6 million represents cash proceeds received and $342.4 million represents the cashless portion of the Prior Term Loan Facility that was rolled over into the Term Loan Facility. On January 22, 2021, we used the net cash proceeds received from the Term Loan Facility, as well as a portion of the net proceeds we received from the Secured Notes, to pay off the remaining $1,129.2 million Prior Term Loan Facility balance.

The $850.0 million Term Loan Facility amortizes at 0.25% quarterly, resulting in mandatory quarterly principal repayments of approximately $2.1 million, and matures in December 2024. At June 30, 2021, the Term Loan Facility loan balance was $845.8 million, with interest due at intervals ranging from 30 to 180 days at interest rates ranging from the London Interbank Offered Rate (“LIBOR”) plus 4.75% or base rate plus 3.75%, in either case subject to a 1.00% rate floor.

Revolving Credit Facility

The Prior Revolving Credit Facility provided for a $357.9 million revolver. At December 31, 2020 and January 22, 2021, the Prior Revolving Credit Facility balance was $94.0 million and $109.0 million, respectively. Under the Revolving Credit Facility, we extended the maturity of $325.2 million of the $357.9 million revolver to September 2024. The remaining $32.7 million non-extended portion of our Revolving Credit Facility matures in August 2022. On January 22, 2021, we used a portion of the net proceeds we received from the Notes to pay off the then outstanding $109.0 million Prior Revolving Credit Facility balance.

At June 30, 2021, there were no outstanding borrowings on the Revolving Credit Facility and there were $40.8 million of outstanding letters of credit, resulting in total availability under our Revolving Credit Facility, subject to a $100.0 million minimum liquidity requirement (see “ —Debt Covenants”), of $217.1 million, of which $184.4 million was available at intervals ranging from 30 to 180 days at interest rates ranging from LIBOR plus 4.25% or base rate plus 3.25%, while interest on the remaining $32.7 million was available at intervals ranging from 30 to 180 days at LIBOR plus 3.00% or base rate plus 2.00%.

The weighted average interest rate and debt outstanding under the Revolving Credit Facility for the six months ended June 30, 2021 was 3.22% and $12.9 million, respectively.

Secured Notes

On January 22, 2021, LT Inc. issued the Secured Notes in an aggregate principal amount of $925.0 million. The Secured Notes mature in January 2026 and interest only payments are due semi-annually in arrears at 5.75%. LT Inc. has the option to call the Secured Notes, in whole or in part, on one or more occasions, beginning on January 15, 2023, subject to the payment of a redemption price that includes a call premium that varies depending on the year of redemption. In addition, at any time prior to January 15, 2023, LT Inc. may redeem up to 40% of the aggregate principal amount of the Secured Notes outstanding with the net proceeds of certain equity offerings by us at a redemption price equal to 105.75% of the principal amount of the Secured Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Secured Notes and the related guarantees are our senior secured obligations and are secured on a first-priority basis by security interests in substantially all of our assets. As of June 30, 2021, $925.0 million remained outstanding on the Secured Notes.

Unsecured Notes

In June 2015, LT Inc. issued the 2023 Notes in the original principal amount of $450.0 million, which were scheduled to mature in June 2023. At both December 31, 2020 and February 5, 2021, $450.0 million remained outstanding on the notes. On February 5, 2021 LT Inc. refinanced the 2023 Notes through the issuance of the Unsecured Notes in the original principal amount of $475.0 million. The Unsecured Notes mature in April 2026 and interest only payments are due semi-annually in arrears at 8.00%. The proceeds from the Unsecured Notes were used to: (i) redeem in full the then outstanding 2023 Notes balance of $450.0 million and satisfy and discharge the obligations thereunder; (ii) pay debt issuance costs associated with the issuance of the Unsecured Notes; and (iii) strengthen our balance sheet by adding to our cash position.

LT Inc. has the option to redeem the Unsecured Notes, in whole or in part, on one or more occasions, beginning on February 1, 2023, subject to the payment of a redemption price that includes a call premium that varies depending on the year of redemption. In addition, at any time prior to February 1, 2023, LT Inc. may redeem up to 40% of the aggregate principal amount of the Unsecured Notes outstanding with the net proceeds of certain equity offerings by us at a redemption price equal to 108.00% of the principal amount of the Unsecured Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Unsecured Notes and the related guarantees are our general senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior indebtedness without giving effect to collateral arrangements. As of June 30, 2021, $475.0 million remained outstanding on the Unsecured Notes.

Secured Loan – Related Parties

On June 24, 2020, we closed on an approximate $101.5 million secured loan (the “Related Party Secured Loan”) from an investor group that is comprised solely of our stockholders or their affiliates. The Related Party Secured Loan was scheduled to mature in June 2021. During the six months ended June 30, 2021, interest expense of approximately $0.7 million was recognized on this secured loan.

On January 11, 2021, we and certain of our subsidiaries and the investor group associated with the Related Party Secured Loan (or their assignees) entered into a contribution agreement (the “Contribution Agreement”), pursuant to which we converted the total amount of outstanding principal and accrued interest, through and including January 22, 2021, under the Related Party Secured Loan into shares of our Series A Preferred Stock. Effective January 22, 2021, the total outstanding principal amount and accrued interest balance of approximately $108.6 million was conveyed by the investor group to us and we issued, on a dollar-for-dollar basis, shares of our Series A Preferred Stock to such investor group. Pursuant to the terms of the Contribution Agreement, the shares of Series A Preferred Stock accrue paid-in-kind (“PIK”) dividends at a rate of 15.0% per year. The Series A Preferred Stock will automatically convert to our common stock in connection with the consummation of this offering.

Immediately following our receipt of the Related Party Secured Loan, we contributed to LT Inc. all of our right, title and interest in and to the Related Party Secured Loan and it was cancelled. The relief of our obligations under the Related Party Secured Loan was recognized as a noncash capital contribution from Life Time Group Holdings, Inc. during the six months ended June 30, 2021, in an amount equal to the total outstanding principal and accrued interest balance of approximately $108.6 million. Accordingly, the capital contribution was recognized as a $108.6 million increase in Additional paid-in capital on our condensed consolidated balance sheet, and the relief of our obligations under the Related Party Secured Loan was recognized as a decrease in Current maturities of debt and Accrued expenses of $101.5 million and $7.1 million, respectively.

Debt Discounts and Issuance Costs

In connection with the Term Loan Facility, the Secured Notes and the Unsecured Notes, we incurred debt discounts and issuance costs totaling approximately $43.9 million during the six months ended June 30, 2021. In our condensed consolidated balance sheets, we recognize and present unamortized debt discounts and issuance costs associated with non-revolving debt as a deduction from the face amount of related indebtedness. Accordingly, as it relates to these debt instruments, unamortized debt discounts and issuance costs of $39.8 million and $19.1 million are included in Long-term debt, net of current portion on our June 30, 2021 and December 31, 2020 condensed consolidated balance sheets, respectively.

In connection with the Prior Term Loan Facility, the 2023 Notes and the Related Party Secured Loan, we had incurred debt discounts and issuance costs totaling $78.6 million. At December 31, 2020, unamortized debt discounts and issuance costs of $19.1 million are included in Long-term debt, net of current portion on our December 31, 2020 consolidated balance sheet. In connection with the extinguishment of these debt instruments during the six months ended June 30, 2021, previously unamortized debt discounts and issuance costs were written off. Accordingly, as it relates to these extinguished debt instruments, we recognized $18.3 million of debt discount and issuance cost write-offs during the six months ended June 30, 2021, which are included in Interest expense, net of interest income in our condensed consolidated statement of operations for the six months ended June 30, 2021.

In connection with both the Revolving Credit Facility and the Prior Revolving Credit Facility, we have incurred total debt issuance costs of $7.4 million, of which $0.8 million were incurred during the six months ended June 30, 2021. As of the January 22, 2021 effective date associated with the Credit Facilities, the borrowing capacity (i.e., the product of the remaining term and the maximum available credit) associated with the Revolving Credit Facility was greater than the borrowing capacity associated with the Prior Revolving Credit Facility. Accordingly, the debt issuance costs incurred in connection with the Revolving Credit Facility, as well as the unamortized portion of the debt issuance costs associated with the Prior Revolving Credit Facility, will be amortized over the term of the Revolving Credit Facility. We recognize and present unamortized issuance costs associated with revolving debt arrangements as an asset. Accordingly, unamortized revolver-related debt issuance costs of $1.8 million and $1.3 million, respectively, are included in Other assets on our condensed consolidated balance sheets at June 30, 2021 and December 31, 2020, respectively.

Debt Covenants

The Credit Agreement and the Indentures contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	pay dividends or make distributions on our capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	designate any of our subsidiaries as unrestricted subsidiaries.

We are also required to comply with a first lien net leverage ratio covenant under the revolving portion of the Credit Facilities. However, the Credit Agreement includes a covenant modification period ending on the earlier of (i) January 1, 2022 or (ii) the date we provide notice of our intention to terminate the Covenant Modification Period. During the Covenant Modification Period, we will not be obligated to comply with the first lien net leverage ratio covenant; however, we will be required to maintain a minimum liquidity balance of $100.0 million, which will be tested monthly.

Effective as of the end of the first fiscal quarter following the Covenant Modification Period and continuing throughout the remaining term of the Credit Facilities, we will be required to maintain a first lien net leverage ratio, if 30% or more of the Revolving Credit Facility commitments are outstanding shortly after the end of any fiscal quarter (excluding all cash collateralized undrawn letters of credit and other undrawn letters of credit up to $20.0 million). During the first three quarterly test periods following the Covenant Modification Period, certain financial measures used in the calculation of the first lien net leverage ratio will be calculated on an pro forma basis by annualizing the respective financial measures recognized during those test periods.

Mortgage Facilities

Certain of our subsidiaries have entered into mortgage facilities with various financial institutions (collectively, the “Mortgage Facilities”), which are collateralized by certain of our related real estate and buildings, including one of our corporate headquarters properties. The Mortgage Facilities have varying maturity dates from March 2023 through August 2027 and carried a weighted average interest rate of 4.69% as of June 30, 2021. Payments of principal and interest on each of the Mortgage Facilities are payable monthly on the first business day of each month. The Mortgage Facilities contain customary affirmative covenants, including but not limited to, payment of property taxes, granting of lender access to inspect the properties, maintenance of the properties, providing financial statements, providing estoppel certificates and lender consent to leases. The Mortgage Facilities also contain various customary negative covenants, including, but not limited to, restrictions on transferring the property, change in control of the borrower and changing the borrower’s business or principal place of business. As of June 30, 2021, we were either in compliance in all material respects with the covenants associated with the Mortgage Facilities or the covenants were not applicable.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2020:

	Payments due by period
($ in thousands)	Total	2021	2022	2023	2024	2025	After 2025
Long-term debt (1)	$2,289,248	$139,266	$1,573,996	$467,661	$63,407	$12,830	$32,088
Interest payments on long-term debt (2)	266,168	139,805	85,989	25,030	3,125	2,153	10,066
Operating lease liabilities (3)	3,459,591	182,236	176,933	180,121	180,661	183,221	2,556,419
Finance lease liabilities (3)	70,380	3,514	3,910	3,250	3,042	3,042	53,622
Purchase obligations (4)	232,585	205,604	14,741	5,214	3,668	3,020	338
Other obligations (5)	12,038	75	75	—	—	—	11,888

Total contractual obligations	$6,330,010	$670,500	$1,855,644	$681,276	$253,903	$204,266	$2,664,421

(1)

For more information on long-term debt, see Note 6, Debt, to our condensed consolidated financial statements as of June 30, 2021, and Note 8, Debt, to our consolidated financial statements as of December 31, 2020, both of which are included elsewhere in this prospectus.

(2)	Represents obligations for interest payments on long-term debt. Also includes projected interest on variable-rate long-term borrowings based on interest rates in effect as of December 31, 2020.
(3)

For more information on operating and finance lease liabilities, see Note 7, Leases, to our condensed consolidated financial statements as of June 30, 2021 and Note 9, Leases, to our consolidated financial statements as of December 31, 2020, both of which are included elsewhere in this prospectus.

(4)

Purchase obligations consist primarily of our contracts with construction subcontractors for the completion of centers under development, and utility forward contracts. Our construction subcontracts contain clauses that allow us to terminate any project. Therefore, we have the ability to cancel any project and, in the event of such a cancellation, we will only be obligated to pay for work actually performed up to the date of cancellation.

(5)	Other obligations consists of deferred compensation obligations and payments owed in connection with certain acquisitions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business that include changes in interest rates and changes in foreign currency exchange rates. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest rate risk

Our cash consists primarily of an interest-bearing account at a large U.S. bank with limited interest rate risk. At December 31, 2020, we held no investments in marketable securities.

We incur interest at variable rates under the revolving portion of our Credit Facilities. At December 31, 2020, $94.0 million was outstanding on the then Prior Revolving Credit Facility and there were $22.6 million of outstanding letters of credit, resulting in total availability under our Revolving Credit Facility of $241.3 million. The weighted average interest rate in effect at December 31, 2020 was 3.19%. The remaining $241.3 million of availability under our Revolving Credit Facility was available at intervals ranging from 30 to 180 days at interest rates of LIBOR plus 3.00% or base rate plus 2.00%.

At June 30, 2021, there were no borrowings under our Revolving Credit Facility and there were $40.8 million of outstanding letters of credit, resulting in total availability under our Revolving Credit Facility, subject to a $100.0 million minimum liquidity requirement, of $217.1 million, of which $184.4 million was available at intervals ranging from 30 to 180 days at interest rates ranging from LIBOR plus 4.25% or base rate plus 3.25%, while interest on the remaining $32.7 million was available at intervals ranging from 30 to 180 days at LIBOR plus 3.00% or base rate plus 2.00%.

Foreign currency exchange risk

We operate primarily in the United States with three centers operating in Canada. Given the limited amount of operations outside of the United States, fluctuations due to changes in foreign currency exchange rates would not have a material impact on our business.

Recent Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2, Summary of Significant Accounting Policies, to our consolidated financial statements and our interim condensed consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Who We Are

Life Time, the “Healthy Way of Life Company,” is a leading lifestyle brand offering premium health, fitness and wellness experiences to a community of nearly 1.4 million individual members, who together comprise more than 767,000 memberships, as of July 31, 2021. Since our founding nearly 30 years ago, we have sought to continuously innovate ways for our members to lead healthy and happy lives by offering them the best places, programs and performers. We deliver high-quality experiences through our omni-channel physical and digital ecosystem that includes more than 150 centers—distinctive, resort-like athletic destinations—across 29 states in the United States and one province in Canada. Our track record of providing differentiated experiences to our members has fueled our strong, long-term financial performance. In 2019, prior to the COVID-19 pandemic, we generated $1.9 billion of revenue, $30 million in net income and $438 million in Adjusted EBITDA. In 2020, which was impacted by the COVID-19 pandemic, we generated $0.9 billion of revenue, $360 million in net loss and $(63) million in Adjusted EBITDA, and in the six months ended June 30, 2021, we generated $0.6 billion of revenue, $229 million in net loss and $(15) million in Adjusted EBITDA.

Our Premium Health, Fitness and Wellness Experiences

Our luxurious athletic centers, which are located in both affluent suburban and urban locations, total more than 15 million square feet in the aggregate. We offer expansive fitness floors with top-of-the-line equipment, spacious locker rooms, group fitness studios, indoor and outdoor pools and bistros, indoor and outdoor tennis courts, basketball courts, LifeSpa, LifeCafe and our childcare and Kids Academy learning spaces. Our premium service offering is delivered by approximately 30,000 Life Time team members, including over 6,100 certified fitness professionals, ranging from personal trainers to studio performers. Our members are highly engaged and draw inspiration from the experiences and community we have created, as demonstrated by the 92 million visits to our centers in 2019, the 48 million visits to our centers in 2020 despite the COVID-19 pandemic and the 32 million visits to our centers during the first six months of 2021.

Our Footprint of Premium Athletic Centers

(as of August 31, 2021)

We believe that no other company in the United States delivers the same quality and breadth of health, fitness and wellness experiences as we deliver, which has enabled us to consistently grow our recurring membership dues and in-center revenues for 20 consecutive years, prior to the impact of the COVID-19 pandemic. As of December 31, 2019, December 31, 2020 and June 30, 2021, our recurring membership dues represented 63%, 69% and 68%, respectively, of our total revenue, while our in-center revenue, consisting of Life Time Training, LifeCafe, LifeSpa, Life Time Swim and Life Time Kids, among other services, represented 34%, 29% and 30%, respectively, of our total revenue. Between 2015 and 2019, we grew our average revenue per membership from $1,883 to $2,172, a testament to the significant value that our members place on engaging with Life Time. Our Net Promoter Score increased from 34 as of December 31, 2017 to 53 as of June 30, 2021, demonstrating our ability to continuously enhance our member experience. While average revenue per membership fell to $1,317 in 2020, we have seen a strong rebound already in 2021, with $984 in average revenue per membership during the six months ended June 30, 2021.

We continue to evolve our premium lifestyle brand in ways that allow our members to more easily and regularly integrate health, fitness and wellness into their lives. We are enhancing our digital platform to deliver a true omni-channel experience for our members. Our Life Time Digital offering delivers live streaming fitness classes, remote goal-based personal training, nutrition and weight loss support and curated award-winning health, fitness and wellness content. Through an agreement with Apple®, we also provide Apple Fitness+ to our members, which gives our members expanded content and wellness data monitoring on the go. In addition, our members are able to purchase a wide variety of equipment, wearables, apparel, beauty products and nutritional supplements via our digital health store. We are continuing to invest in our digital capabilities in order to strengthen our relationships with our members and more comprehensively address their health, fitness and wellness needs so that they can remain engaged and connected with Life Time at any time or place.

We are also expanding our ecosystem in response to our members’ desire to more holistically integrate health and wellness into every aspect of their daily lives. In 2018, we launched Life Time Work, an asset-light branded co-working model, which offers premium work spaces in close proximity to our centers and integrates ergonomic furnishings and promotes a healthy working environment. Life Time Work members also receive access to all of our resort-like athletic destinations across the United States and Canada. Additionally, we opened our first Life Time Living location in 2021, another asset-light extension of our “Healthy Way of Life” ecosystem, which offers luxury wellness-oriented residences. As we expand our footprint with new centers and nearby work and living spaces, as well as strengthen our digital capabilities, we expect to continue to grow our omni-channel platform to support the “Healthy Way of Life” journey of our members wherever they are.

Our Transformation Under Private Ownership Since 2015

Since going private in 2015, we have significantly expanded our national footprint, accelerated unit growth in a capital efficient manner, and invested in omni-channel capabilities for future growth.

Expanded National Footprint and Strategic Focus on Locations in Affluent MSA’s

•  Increased presence in urban and coastal markets such as Boston, Chicago, New York City and California

•  Maximizing full market potential by expanding our center locations to mall/retail, urban and residential tower locations in addition to traditional suburban locations

•  For centers opened prior to 2015, our average annual revenue per center membership was $1,991. For centers opened after 2015, this grew to $3,089 in 2019 prior to the COVID-19 pandemic, was $1,716 in 2020 during the COVID-19 pandemic, and has recovered to $1,345 in the six months ended June 30, 2021

Asset-light, Flexible Real Estate Strategy

•  58% of centers are now leased, including approximately 84% of new centers opened since 2014, versus a predominantly owned real estate strategy prior to 2015

•  Flexibility to monetize significant underlying real estate value

•  New center return on invested capital target of mid-to-upper thirties percent, more than double historical trends

Expanded Omni-Channel Membership Offerings

•  Enhanced our digital capabilities, including our upgraded Life Time Digital app

•  Entered into a strategic relationship with Apple Fitness+

•  Entering the co-working and residential living markets with Life Time Work and Life Time Living

In connection with going private in 2015, we incurred a substantial amount of indebtedness. As of June 30, 2021, we had total consolidated indebtedness outstanding of approximately $2,407 million, and for the six months ended June 30, 2021, our interest expense, net of interest income was $136.3 million. As of June 30, 2021, our annual debt service obligation was approximately $185 million, which includes principal and interest payments under the credit agreement governing our Credit Facilities and the indentures governing our Secured Notes and Unsecured Notes. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Capitalization.” As of June 30, 2021, on an as adjusted basis to give effect to the use of a portion of the proceeds from this offering to repay amounts outstanding under our Term Loan Facility, we would have had total consolidated indebtedness of approximately $1,672 million and our annual debt service obligation would have been approximately $135 million, which includes principal and interest payments under the credit agreement governing our Credit Facilities and the indentures governing our Secured Notes and Unsecured Notes. See “Use of Proceeds.”

Financial Performance

Our compelling financial profile is distinguished by our long-term track record of consistent revenue growth prior to the COVID-19 pandemic, growth of new centers in attractive markets, a high percentage of predictable recurring membership revenue, increasing revenue per center membership and strong profitability.

Long-Term Track Record of Revenue Growth. We believe the strength of our brand and the effective execution of our operating strategy have driven our long-term track record of growth. Prior to the impact of COVID-19 in 2020, we grew our revenue each year from 2000 through 2019.

Highly Successful New Center Openings. Our asset-light, flexible real estate strategy and compelling center economics have enabled us to successfully open new centers in attractive markets. From 2016 through August 31, 2021, we opened 40 new centers, increasing our total center count by 34.8%.

Predictable Recurring Membership Revenue. Due to our strong membership base, our membership dues represent a predictable recurring revenue stream that provides stability to our business. Center memberships grew from approximately 814,000 at the end of 2018 to approximately 854,000 at the end of 2019. Center memberships were approximately 501,000 at the end of 2020 as a result of the COVID-19 pandemic, and have rebounded to approximately 658,000 as of June 30, 2021. With respect to the net increase of approximately 157,000 Center memberships during the first six months of 2021, the percentage of that net increase attributable to members converting from Digital On-hold was approximately 61%, or 96,000 memberships. The proportion of our total revenue generated by the resulting recurring membership dues was 63% in 2019 and 69% in 2020.

Increasing Average Revenue Per Center Membership. Between 2015 and 2019, we grew our average revenue per center membership from $1,883 in 2015 to $2,172 in 2019, a testament to the significant value that our members place on engaging with Life Time. As a result of the COVID-19 pandemic, average revenue per membership fell to $1,317 in 2020, and has recovered to $984 for the first six months ended June 30, 2021.

Strong Profitability. We maintain a highly profitable business model, achieving a 1.6% net income margin and a 23.0% Adjusted EBITDA margin in 2019. These metrics were impacted by the COVID-19 pandemic in 2020, falling to (38.0)% and (6.6)%, respectively, in 2020.

Impact of COVID-19 on Our Financial Performance

On March 16, 2020, we closed all of our centers based on orders and advisories from federal, state and local governmental authorities responding to the spread or threat of spread of COVID-19. While our centers were closed, we did not collect monthly access membership dues or recurring product charges from our members. We re-opened our first center on May 8, 2020 and have continued to re-open our centers in accordance with evolving state and local governmental guidance. As of August 31, 2021, all of our 155 centers were open.

After the onset of the COVID-19 pandemic, we prioritized the health and safety of our members and team members by developing and implementing robust COVID operating protocols, while taking appropriate steps to ensure our financial stability, including by reducing operating expenses, delaying capital investments and securing additional debt financing. We continue to refine these protocols and may take further actions as government authorities require or recommend or as we determine to be in the interests of our members, team members, vendors and service providers as we operate in the evolving COVID-19 environment, including as a result of variants such as the Delta variant. Despite the challenges presented by the governmental response to the COVID-19 pandemic with respect to the health, fitness and wellness industry, we have remained committed to our mission and our members, and have already witnessed a strong recovery and substantial momentum in 2021.

Number of Centers. While our new center construction and growth was slowed as a result of the COVID-19 pandemic, we have successfully opened nine new centers since the end of 2019 through August 31, 2021, seven of which opened after the onset of the pandemic. We have also continued our real estate development efforts after initially suspending them during the pandemic, and had nine centers under construction as of August 31, 2021. We plan to open six new centers in 2021, with a pipeline to open 20 or more new centers in 2022 and 2023.

Revenue and Net Income (Loss). As a result of the COVID-19 pandemic, our total revenue fell from $1,900 million for 2019 to $948 million for 2020. This revenue loss resulted in a reduction of net income from approximately $30 million in 2019 to a net loss of approximately $360 million in 2020.

Memberships. We define memberships for our centers as Center memberships that provide general access (with some amenities excluded) to one or more centers and Digital On-hold memberships that provide certain member benefits but not access to our centers. Both Center memberships and Digital On-hold memberships include Life Time Digital. Center memberships grew from approximately 814,000 at the end of 2018 to approximately 854,000 at the end of 2019. By the end of 2020, as a result of the COVID-19 pandemic, Center memberships had declined to approximately 501,000 as we experienced more conversions of Center memberships to Digital On-hold memberships as well as a higher level of membership terminations. Our attrition rate, which is the number of Center membership terminations plus the net movement to/from Digital On-hold memberships for the trailing period, divided into the average beginning month Center membership balance for the trailing period, was thus higher due to COVID-19. For example, our attrition rate for the first six months of 2020 was approximately 29.1% compared to 16.1% during the first six months of 2019. However, we have recently seen significant improvement in our Center membership numbers and had approximately 658,000 Center memberships as of June 30, 2021, including a lower attrition rate of 5.6% during the first six months of 2021 due in large part to the conversion of Digital On-hold memberships back to Center memberships. With respect to the net increase of approximately 157,000 Center memberships during the first six months of 2021, the percentage of that net increase attributable to members converting from Digital On-hold was approximately 61%, or 96,000 memberships. These Center memberships accounted for approximately 68% of our revenue as of June 30, 2021, underscoring the consistency of our recurring revenue model. During the COVID-19 pandemic, we continued to engage with our members via our enhanced digital offering. For example, we offered members the ability to download and stream workouts and classes. As a result, we generated over 2.4 million digital workouts and class downloads during 2020 and 0.9 million during the six months ended June 30, 2021. We believe this engagement resulted in more of our members converting their Center memberships to Digital On-hold memberships rather than cancelling their memberships.

Our “Healthy Way of Life” Industry Opportunity

Health, fitness and wellness are core to our mission. As a leading lifestyle brand offering premium health, fitness and wellness experiences, we believe that Life Time is well-positioned in the market today to address the full spectrum of consumers’ “Healthy Way of Life” needs.

We believe that our health, fitness and wellness opportunity is large and that our growth will accelerate as we emerge from the COVID-19 pandemic for the following reasons:

•

Large and growing industry opportunity: According to the Global Wellness Institute, the Global Wellness Economy represented a $4.5 trillion global market opportunity in 2018. A sustained increase in the prioritization of health, fitness and wellness among consumers drove growth in the Global Wellness Economy nearly twice as fast as global GDP growth from 2015 to 2017, according to the Global Wellness Institute. We estimate that the U.S. wellness economy represents an approximately $900 billion market opportunity.

(1)	Includes wellness tourism, traditional & complementary medicine, personal care, beauty, anti-aging and mental wellness.
(2)	Source: Global Wellness Institute - 2018 Global Wellness Economy Monitor.
(3)	Source: Management estimate.

•

Increased obesity prevalence: According to the Centers for Disease Control and Prevention, U.S. obesity prevalence grew from 30.5% to 42.4% from 2000 to 2018. In February 2021, 42% of U.S. adults reported experiencing unwanted weight gain during the pandemic, with an average gain among that group of 29 pounds, according to a Harris Poll conducted for the American Psychological Association. We believe consumers will place a higher prioritization on their health and that this will present a meaningful tailwind for Life Time.

•

Demand from displaced gym members: According to the International Health, Racquet, and Sportsclub (“IHRSA”), approximately 22% of total health clubs and fitness studios closed permanently during 2020. We believe these closures create an opportunity for us to attract new members whose gym may have permanently closed.

Our holistic “Healthy Way of Life” vision and ecosystem allow us to comprehensively meet the needs of our members – both in and outside of our resort-like athletic destinations. Our members also enjoy a supportive community where strong bonds are formed through shared experiences and goals. As the Life Time brand expands, we believe our ability to penetrate new and existing sections of the health, fitness and wellness market will also increase.

Our Competitive Strengths

We believe that the following strengths power our brand and business model:

Authentic, Premium “Healthy Way of Life” Brand

We have built Life Time into a premier health, fitness and wellness lifestyle brand, earning the trust of our members for nearly 30 years to make their lives healthier and happier. We believe that consumers equate our brand with the uncompromising quality, luxury and “Healthy Way of Life” experiences that Life Time offers. We have built this credibility and robust brand equity through our continuous focus on high quality member experiences delivered through what we believe to be the best programs with the best performers in the best places. We believe our brand loyalty will allow us to continue to grow our core business as well as expand our omni-channel platform in digital, work, living and other health, fitness and wellness experiences.

Differentiated and Uncompromising Omni-Channel Experiences

Our omni-channel platform offers members an exceptional breadth of physical and digital experiences that meet or exceed our members’ expectations:

•

Full Suite of Comprehensive Offerings: Life Time offers an expansive array of amenities, services and activities, thereby enabling members to enjoy a “Healthy Way of Life” across a diverse and varied set of offerings. Whether taking advantage of our state-of-the-art fitness equipment, partaking in summer camp for kids, competing in one of our sports leagues or relaxing in one of our award-winning spas, Life Time members enjoy a full end-to-end experience that can be utilized by the entire family and enable them to grow and develop, regardless of where they are in their health and wellness journey.

•

World-Class Talent: We recruit, hire and certify those whom we believe are the best certified fitness professionals and performers in the industry to empower, educate and entertain our members. In addition, to enhance our member experiences and drive consistency in our hospitality and services, we have a strong focus on team member culture, training and certification. Life Time University, our in-house, proprietary education and certification division, offers curricula curated by over 20 dedicated professionals providing team members with online and in-person training and certification.

•

Passionate Culture: Our focus on engagement among team members and performers attracts and fosters our multi-generational member base. We deeply value diversity, equity and inclusion at Life Time and strive to create a welcoming and inclusive culture. In addition, we foster community engagement through a wide range of events and activities, from parent-child dances to pool parties to charity runs. Since the start of 2019, we have organized more than 5,300 events and served as a social and community hub for our members.

•

Digital Offerings: Life Time Digital enables our members to experience some of our best offerings at their fingertips at any time and wherever they are located in the United States or Canada. During the six months ended June 30, 2021, our members live streamed an average of 540 classes per week.

Loyal and Engaged Multi-Generational Membership Base with Attractive Demographics

Life Time’s breadth of premium services and offerings attracts anyone who wants to lead a healthier, happier life. The power of our lifestyle brand, attractive member demographics, breadth of amenities and services and high utilization of our centers allow us to build deeply meaningful connections with our members, which are difficult for others in our industry to replicate fully. From young children attending our swim lessons and Kids Academy classes, or teenagers engaged in our sports and agility training, to members of all ages participating in our iconic athletic events and variety of in-center activities, we have something for every generation. As of June 30, 2021, 70% of our members owned a home and had a median household income of $112,000 (or $127,000 for our members at centers opened since 2015) and approximately 60% of our members are part of a couples or family membership, and these members typically engage more fully within our centers. On average, our members spent $2,172 and $1,317 at our centers during 2019 and 2020, respectively, and visited our centers an average of 108 and 69 times during the same periods, respectively. We have seen an improvement in these metrics during the six months ended June 30, 2021, with our members spending an average of $984 at our centers and visiting our centers an average of 57 times during that period.

Higher engagement and connectivity with our members drive attractive long-term value per member and higher member retention rates. Over 25% of our new Center memberships each year are driven by individuals and families re-joining the Life Time community following a period of non-membership, highlighting that a meaningful portion of canceled memberships derive from external life changes (such as relocation) rather than a negative club experience.

Flexible Real Estate Strategy with Nationwide Footprint

We have a diversified portfolio of over 150 resort-like athletic destinations that are primarily located in affluent markets across 29 states and one Canadian province. Over the last five years, we have become more asset-light through sale-leaseback transactions and have adopted more strategic and flexible center formats that can be modified to accommodate various settings, including traditional suburban, vertical residential, urban and mall/retail locations. Our focus on a flexible real estate strategy since 2015 has enabled us to develop a business model that targets a new center return on invested capital of mid-to-upper thirties percent, more than double historical trends, grow the number of centers at a faster pace and enter attractive urban coastal markets with premium centers where the price of real estate had historically been a deterrent to entry. We also benefit from our in-house architecture, design and construction expertise that allows us to create sustainable and energy efficient centers. These efforts have helped us control the cost and pace of capital expenditures and have also ensured a consistent feel across our centers.

We have developed a disciplined and sophisticated process to evaluate markets and specific sites in those markets where we may want to build new centers. This dynamic process is based upon demographic, psychographic and competitive criteria generated from profiles of our most successful centers, and we continue to refine these criteria based upon the performance of our centers. We believe that the presence of a Life Time center benefits landlords and the value of the underlying property and surrounding neighborhoods. We seek to leverage this halo effect of our brand, as well as long-term relationships with landlords, to achieve favorable lease agreements and increased tenant improvement allowances from landlords to support our capital light expansion.

Recurring Revenue Model with Consistent Growth

Membership dues from our network of members create a recurring and relatively predictable revenue stream that has proven to be resilient for nearly 30 years and across economic cycles. Membership dues provide our largest source of revenue, representing 63%, 69% and 68% of our total revenue in 2019, 2020 and the six months ended June 30, 2021, respectively.

We have grown from $137 million, $4 million and $36 million in revenue, net income and Adjusted EBITDA, respectively, in 2001 to $1.9 billion, $30 million and $438 million in revenue, net income and Adjusted EBITDA, respectively, in 2019. During that time period, we did not have a year-over-year decline in revenue or Adjusted EBITDA. While revenue, net income and Adjusted EBITDA did decline to $948 million, $(360) million and

$(63) million, respectively, during the COVID-19 pandemic in 2020, we have already begun to see a recovery during 2021 as we re-opened our centers and we emerge from the pandemic. During the six months ended June 30, 2021, we generated $572 million, $(229) million and $(15) million in revenue, net (loss) and Adjusted EBITDA, respectively.

Passionate, Visionary, Founder-Led Management Team with Deep Industry Experience

Our unwavering commitment to excellence and a “Healthy Way of Life” culture is driven by our passionate management team, under the leadership of Bahram Akradi, our founder, Chairman and Chief Executive Officer. Life Time was founded by Mr. Akradi in 1992 with a goal of helping people achieve their health, fitness and wellness goals by delivering entertaining, educational and innovative experiences with uncompromising quality and unparalleled service. From the very beginning, Mr. Akradi has led the Company with a focus on serving members’ needs first and a belief that business results would naturally follow.

By building a strong and highly experienced executive leadership team, Life Time has continued to grow and consistently deliver exceptional experiences. Our executive leadership includes:

•

Tom Bergmann, President & Chief Financial Officer. Mr. Bergmann has been with Life Time for more than five years and has more than 30 years of leadership experience across various industries, including as Chief Financial Officer at three companies including USF Corporation (prior to being acquired by Yellow Corporation), Amsted Industries and Harley Davidson.

•	Jeff Zwiefel, President & Chief Operating Officer. Mr. Zwiefel has been with Life Time for over 20 years and has more than 35 years of experience in the health, fitness and wellness industry.

•	Eric Buss, Executive Vice President & Chief Administrative Officer. Mr. Buss has been with Life Time for over 20 years and has served as a key executive leader in a variety of roles.

•	Parham Javaheri, Executive Vice President & Chief Property Development Officer. Mr. Javaheri joined Life Time in 2004 and has over 20 years of experience in real estate development.

•	RJ Singh, Executive Vice President & Chief Digital Officer. Mr. Singh joined Life Time in 2017 and oversees all digital and technology infrastructure, operations and initiatives.

Our team has an entrepreneurial spirit that we believe makes us highly adaptable, reflects an ownership mentality and allows us to navigate shifts in the health, fitness and wellness landscape, including as a result of the COVID-19 pandemic. We believe the strength of our team, culture and organizational approach position us to continue to grow and deliver strong financial results.

Our Growth Strategies

We have built a strong foundation with an engaged membership base in pursuit of a healthy way of living. Leveraging our omni-channel platform, we intend to grow by increasing our membership base through our proven business model, increasing revenue per center membership, growing our number of centers and expanding our ecosystem.

Continue to Grow Our Membership Base

We believe we will expand our membership base as consumer activity accelerates post-pandemic and by continuing to increase our brand awareness, acquire new consumers and retain our current members longer. We expect to grow our consumer reach through the following initiatives:

•

Data-driven, targeted marketing campaigns focused on experiences. Employ targeted marketing campaigns driven by data analytics to increase brand awareness and membership growth, as well as engage in consumer-focused marketing related to improving their health post-pandemic. According to a survey conducted by Momentum Worldwide, 76% of consumers would rather spend their money on experiences than on material items.

•

Attract and retain members. Continue to expand our offerings to attract and retain members of all ages, from extended childcare hours for kids, to new studio classes, to pickleball for the aging population. We believe extending our existing membership offerings with complementary or fee-based services and benefits will continue to drive broader appeal, higher memberships and longer member retention.

•

Market share gains. Capture orphaned members from fitness centers that shutdown during the pandemic. According to IHRSA, approximately 22% of health clubs and fitness studios closed permanently during the pandemic. We believe we are well-positioned to capture a portion of these consumers within our markets.

We believe that employing these strategies will enable us to continue to grow our membership base over the long-term.

Increase Revenue per Center Membership

We expect to increase revenue from our members by executing on the following initiatives:

•

Expand in-center offerings that generate incremental revenue. We nearly doubled our average in-center revenue per membership from 2007 to 2019. Although we saw a decline in average center revenue per membership during 2020, we have begun seeing a recovery during the six months ended June 30, 2021. We intend to continue to expand our health, fitness and wellness offerings to cater to all types of interests and levels, and to drive increased spend by members within our centers.

•

Enhance membership pricing. We expect to increase spend from consumers by developing new premium centers in more affluent markets that drive higher membership dues, enhancing experiences at our existing centers to create more value and pricing opportunities and, over time, transitioning existing memberships to higher membership prices or tiers as we continue to add more value to their membership.

•

Drive further digital penetration. We plan to continue growing our digital usage across our members and direct-to-consumer non-center members. We plan to drive these engagement levels higher as we scale and better interconnect our digital platform and full-service centers. In addition to increasing engagement and retention with our center members, we believe our digital offering enables us to attract and retain new members, generate incremental revenues, deliver high-quality fitness content and maintain strong levels of member engagement, even when a member is unable to visit one of our centers.

Grow Our Number of Premium Athletic Centers

We believe we have significant whitespace opportunity for our premium athletic centers across the United States and Canada, as well as internationally. Our new center expansion is focused on strategic locations that we expect will generate higher average dues, higher in-center revenue per membership and higher revenue per square foot. Our asset-light model and flexible center formats allow us to further expand our potential market and strategically target premium locations with wealthier demographic profiles.

Between 2016 and 2019, we opened eight new centers per year on average. After opening three new centers in 2020, we expect to return to growth, and have plans to open six new centers in 2021 with a pipeline to open 20 or more new centers in 2022 and 2023. Our new centers historically have ramped to maturity over three to four years with a high level of consistency. As our annual number of new centers increases, we believe this ramping club dynamic will provide further support and predictability to our overall revenue and earnings growth.

We believe our flexible, vertically integrated real estate capabilities and brand strength provide meaningful runway for Life Time’s expansion.

We also intend to complement our organic growth through acquisitions. We have acquired, and expect to continue to acquire, athletic centers as well as services and experiences. Our acquisitions can be single assets or portfolios of assets. We take a disciplined approach to sourcing, acquiring and integrating high quality assets and/

or locations and complementary businesses that can help us continue to expand into new geographic areas, acquire key talent, and offer new services and experiences. Our post-acquisition integration process often involves significant investments in both the acquired physical assets and human capital to improve each acquired site and to rebrand the look and feel of the center to create the Life Time brand experience for our members.

Expand the Life Time Ecosystem

We believe the importance of health, fitness and wellness coupled with the structural shift of consumer preferences towards experiential and proactive health and wellness spending creates new opportunities for us to leverage our “Healthy Way of Life” lifestyle brand. As our business model evolves and our membership base grows, we expect to leverage our brand reputation and use our deep understanding of membership needs to add a growing portfolio of products and services to our omni-channel platform. We also believe that we can leverage our brand reputation and deep understanding to expand our operations internationally. While our operations are predominantly in the United States today, we continuously analyze our growth strategy and believe we have opportunities to expand our digital and physical ecosystem and healthy way of life internationally.

We want Life Time to be our consumers’ “second home.” For example, in 2018, we launched Life Time Work, a brand extension capitalizing on the broader shift to co-working spaces. We have eight Life Time Work locations open and operating, with plans to open more in the following years. Life Time Work locations average approximately 30,000 square feet and come with a variety of perks and amenities, including complimentary access to our centers in the United States and Canada, secure storage, printing stations, coffee bars and healthy snacks.

We also see significant opportunity to further embed the Life Time brand and healthy way of living through the development of high-end, wellness-oriented residences. To this end, we opened our first Life Time Living location in 2021 and plan to open additional locations during the next few years. While we are in the early stages of capitalizing on this opportunity, we believe integrating how and where consumers live, work, move and play is a promising opportunity that Life Time is uniquely positioned to capture.

We envision a future where Life Time becomes a one-stop shop where members will have access to products and services from us, enabling our members to move, work, live and play.

Our Premium Athletic Centers

LIFE TIME
Lobby at 23rd Street, NY

Studio at 23rd Street, NY

Tennis Court and Pool at Rancho San Clemente, CA

BOOTCAMP
Fitness Floor at Bellevue, WA

Alpha Field at King of Prussia, PA

Size and Location

We operate distinctive, resort-like athletic destinations in both affluent suburban and urban locations centered around major metropolitan areas in the United States and Canada. As of June 30, 2021, we operated a well-diversified portfolio of more than 150 centers across 29 states and one Canadian province. Our luxurious athletic centers total more than 15 million square feet in the aggregate and measure approximately 100,000 square feet on average. They offer expansive fitness floors, spacious locker rooms, group fitness studios, indoor and outdoor pools and bistros, indoor and outdoor tennis courts, basketball courts, LifeSpa personal care services, LifeCafe healthy restaurants and child care and Kids Academy learning spaces.

Our distinctive format is designed to provide inviting spaces that are conducive to the wide range of “Healthy Way of Life” programming and services we deliver and that accommodate each center’s targeted capacity. This targeted capacity is designed to maximize the member experience based upon our historical understanding of membership usage, facility layout, pricing and the number of individual, couples and family memberships.

We have a diversified national presence, with Texas (16% of centers as of August 31, 2021) and Minnesota (14% of centers as of August 31, 2021) having the highest concentration of centers by state. Over the last five years, we have expanded our footprint on the East and West coasts, and increased our presence in premium, urban areas such as New York City. Our new center expansion initiatives are focused on strategic locations that will generate higher average dues, higher in-center revenue per membership and higher revenue per square foot. Our geographic and upscale expansion has been enabled by our flexible center formats, which can be modified to accommodate traditional suburban, vertical residential, urban and mall/retail locations.

Center Offerings

Our centers combine modern architecture and decor with best-in-class amenities. Most of our centers are freestanding buildings designed with open architecture and naturally illuminated atriums to create a spacious, inviting atmosphere. With finishes such as limestone floors, wood lockers and granite countertops, our centers are carefully designed to create an appealing and luxurious environment that attracts and retains members, and encourages them to visit our centers often. We regularly update and refurbish our centers to maintain a high-quality experience. Our commitment to quality and detail provides a similar look and feel at each of our centers.

The table below displays the wide assortment of amenities, services, activities and events found at our centers:

Amenities	Services	Activities and Events

Indoor and Outdoor Pools

Group Fitness Studios

Cycle Studios

Yoga & Pilates Studios

Indoor and Outdoor Tennis Courts

LifeCafe with Poolside Service

Bar and Lounge with Wi-Fi

Free Weight and Resistance Equipment

Cardiovascular Equipment

Steam Room and Sauna

Racquetball and Squash Spaces

Locker Rooms

Child Center and Kids Academy

Basketball/Volleyball/Pickleball Courts

Personal and Small Group Training

Weight Loss Coaching

Nutrition Coaching

LifeSpa and Medi-spa

Physical Therapy and Chiropractic

Assessments and Lab Testing

Sport Specific Coaching

Endurance Coaching

Swim Lessons and Team Coaching

Towel and Locker Service

Athletic Leagues and Tournaments

Kids’ Birthday Parties

Summer and Vacation Camps for Kids

Sports Training Camps

Athletic Events

Social Events

Outdoor Group Runs

Outdoor Group Cycle Rides

Swim Meets

Charity Events

The majority of our centers have large, resort-quality indoor and outdoor recreation pools with zero-depth entrances and water slides, lap pools, saunas, steam baths and whirlpools. A majority of our centers have at least two regulation-size basketball courts that can be used for various sports activities, such as volleyball and pickleball. As of July 31, 2021, we offered pickleball at 100 locations. Other dedicated facilities include group fitness, cycling, yoga and Pilates studios, rock climbing walls, and racquetball and/or squash courts. In addition, we have tennis facilities at 32 locations with over 325 tennis courts. We also offer professional tennis instruction, provided by approximately 200 U.S. Tennis Association-certified instructors.

To help members develop and maintain a “Healthy Way of Life”, train for athletic events or lose weight, our centers have over 500 pieces of cardiovascular and resistance training equipment on average, plus free weights. Exercise equipment is arranged in spacious workout areas to allow for easy movement from machine to machine, facilitating a convenient and efficient workout. Equipment in these areas is arranged in long parallel rows that are clearly labeled by muscle group, allowing members to conveniently customize their exercise programs and reduce downtime during their workouts. Due to the large amount of equipment in each center, members rarely have to wait to use a machine. We have in-house technicians who service and maintain our equipment.

Services and Experiences

We believe that no other company in the United States delivers the same quality and breadth of health, fitness and wellness experiences as we deliver through our omni-channel ecosystem. We have over 6,100 certified fitness professionals, including more than 2,300 personal trainers, who offer top-of-the-line service and experiences to our members. On average, each center employs 15 personal training professionals who are all industry-certified fitness professionals, skilled in both assessing individual and/or group exercise needs and in formulating effective programs for every client. Our personal training program aims to improve the long-term health, well-being and fitness of our members and we believe our personal training offerings are considered to be industry leading. To this end, in addition to a nationally accredited certification, our personal trainers are required to take a thorough 60-day internal Life Time certification as they onboard and serve our members.

We offer many different programs featuring our certified fitness professionals including:

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Personal Training—We offer sessions in which an individual member or small group (two to four members) meets directly with a personal trainer to create a custom training program to help achieve their “Healthy Way of Life” goals, including, but not limited to, losing weight, gaining weight/muscle mass or specific event training.

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Small Group Training Branded Programs—We offer two branded small group programs – Alpha and GTX – which are comparable to smaller-format boutique fitness offerings. Access to these programs is sold as a premium membership above our traditional Center membership price.

•	Pilates—We offer reformer-based Pilates within our dedicated Pilates studios. Our services include one-on-one private sessions, duets (equivalent to a group session above) and Pilates group classes.

•	Assessments—We offer various health and fitness assessments for a detailed view of total health, including metabolic cardiovascular testing, metabolic profile assessments and lab testing.

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Challenges—We offer our Life Time 60-Day Challenge as an opportunity for members to receive education, training and motivation to jumpstart their training program, help them set and achieve their health and fitness goals and keep their overall health program on track.

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Virtual Training—All of our members are provided with an app-based personal training program via Life Time Digital for the duration of their membership. We use basic member information on goals, preferred ways to exercise and access to equipment to match each member with a trainer and a program that we believe is right for them. We then manage these relationships on a one-to-many basis in order to keep members engaged as well as foster use of fee-based personal training.

•	Studio Classes—Our centers offer a variety of studio classes included with membership. Most centers have four dedicated studio spaces (two group fitness studios, one yoga studio and one cycle studio).

We have developed and launched more than 20 branded class formats across our Group Fitness, Cycle and Yoga classes. On average, we offered more than 115 group fitness classes per center per week and had approximately 19.4 million class visits across our centers in 2019. During 2020 and the six months ended June 30, 2021, we offered more than 60 and 67 group fitness classes per center per week, respectively, and had approximately 7.8 million and 5.0 million class visits across our centers, respectively.

We seek to establish deep connections with our members to holistically support their health, fitness and wellness needs, and enable all aspects of their “Healthy Way of Life” journey, including:

LifeCafe. The majority of our centers feature an on-site, full-service, chef-driven LifeCafe, which offers an all-natural menu with an abundance of organic offerings. In keeping with our commitment to provide members with healthy, all-natural food, we offer a broad menu of made-to-order and pre-prepared breakfast, lunch and dinner items focused on better ingredients—free of artificial flavors, artificial colors, artificial preservatives, artificial sweeteners, trans fats and bleached flour. Customers can enjoy the convenience of dining indoors – ordering items to-go or selecting pre-made “grab and go” meals – or take advantage of our outdoor poolside bistros at a majority of our centers. Our LifeCafes also offer our Life Time branded nutritional products and supplements.

LifeSpa. Nearly all of our centers feature a LifeSpa, which is a full-service salon and spa. LifeSpa offers hair, body, skin care and massage therapy services, customized to each client’s individual needs. We also offer medi-spa services in select locations. Each LifeSpa is located in a separate, self-contained area that provides a relaxing and rejuvenating environment.

Life Time Kids. Nearly all of our child centers offer on-site Kids Academies featuring a robust catalogue of classes for children three months through under 14 years of age as part of our junior memberships. Classes include yoga, dance, martial arts, gymnastics, sports skills, art and school skills. Our Kids Academy classes and activities are available for up to 2.5 hours per child per day while members use our centers. In addition to Kids Academy classes, junior members can also participate in monthly parent’s night out events where children are engaged in themed activities while parents enjoy a night to themselves. For school aged children, we offer school break and summer camp programs to ensure children remain active and engaged while not in school. As of June 30, 2021, we had approximately 200,000 kids under 14 years old eligible to participate in Life Time Kids offerings.

Life Time Swim. A majority of our centers offer aquatics programming, with many featuring three or more indoor and outdoor pools. These pools include lap pools dedicated to lap swimming and swim teams, along with leisure pools featuring beach entries and warm water welcoming swimmers young and old for recreational swimming and swim lessons. Our swim team participants regularly compete in regional and national swim meets, and we had over 28 swim teams as of August 31, 2021. Our proprietary swim lesson program uses a continuous format that allows parents to choose a day and time that works for them. Once enrolled, children progress through each of our levels seamlessly without having to re-enroll every few months. In 2019, 2020 and the six months ended June 30, 2021, we had over 45,000, 24,000 and 25,000 participants in swim lessons and aquatics programming per month across all our centers, respectively.

Life Time Athletic Events. We produce athletic events for members and non-members, both inside and outside our centers. Our primary focus has been on endurance activities, including running, cycling and triathlon. In 2019, we produced over 30 events, hosting more than 100,000 participants. As a result of the COVID-19 pandemic, we produced only two events during 2020. However, in 2021, we expect to return to a similar number of events as we delivered in 2019. Our events range from entry level to ultra-endurance events and draw from local, regional, national and international markets. Our larger events include the Miami Marathon and triathlons such as the New York City Triathlon® and the Chicago Triathlon®, as well as the iconic Leadville Trail 100® event series. We produce events primarily in markets in which we operate centers, including themed runs such as the Torchlight 5K Run, Turkey Day 5K and Commitment Day 5K. We also produce indoor triathlons in many of our centers, which are geared towards introducing members to the sport of triathlon. Through our media business, we provide our partners with reach to sought-after consumers through a range of print and digital media, including our award-winning Experience Life® magazine and event sponsorships.

LifeClinic Chiropractic. In select locations, LifeClinic Chiropractic and physical therapy services are provided by third-party licensed chiropractors. LifeClinic Chiropractic offers an innovative, non-invasive form of soft tissue and joint treatment.

Our Team Members

As of June 30, 2021, our premium service offerings are delivered by approximately 30,000 Life Time team members, including 20,000 part-time employees and over 6,100 certified fitness professionals, ranging from personal trainers to studio performers. On average, our centers are generally staffed with approximately 200 to 300 full-time and part-time employees depending on center activity levels.

All center team members are required to participate in a training and certification program that is specifically designed to promote a friendly and inviting environment with each member interaction, while upholding a consistent standard of performance across all of our centers. We provide comprehensive training through our Life Time Education platform that is comprised of both an externally licensed school branded as Life Time Academy (“LTA”) and an internal team member education and certification division that we call Life Time University (“LTU”). LTA offers a certification for entry-level professionals to prepare for a career with Life Time or within the health, fitness and wellness industry. LTU delivers world-class certification, learning, education and development opportunities for all team members. Life Time Education supports the culture of Life Time through enterprise-wide programs in service, inclusion and diversity, and personal and professional growth. Team members also receive ongoing mentoring and continuing education, and we require an annual re-certification before any team member is permitted to work or to advance to other positions within our Company.

Our personal trainers, registered dietitians, massage therapists and cosmetologists are required to maintain a professional license or one of their industry’s top certifications.

We are not a party to a collective bargaining agreement with any of our employees. We strive to create an environment that is diverse and inclusive for our employees, and we believe relations with our employees are good.

At Life Time, we are committed to inspiring healthy, happy lives for everyone in our communities. We embrace our responsibility to create healthy environments and workspaces that honor and champion all by upholding an unwavering commitment to inclusion, equity and diversity. We recognize, empower and celebrate the unique talents, backgrounds and perspectives of all individuals so everyone always feels welcomed, respected, supported and valued.

Our Members

Life Time’s member base is primarily made up of members in affluent suburban and urban locations. As of June 30, 2021, 70% of our members owned a home and had a median household income of $112,000 (or $127,000 for our members at centers opened since 2015), and approximately 59% of our members had at least a college education. Additionally, our gender mix is balanced and approximately 50% of our members are below 35 years of age and approximately 80% are under 55 years of age.

We believe our members love the community that we have created and embrace our extensive health, fitness and wellness offerings as an integral part of their daily lives. As an example, a member may begin her week by taking a Pilates class for an intense, total body workout and catch up afterwards with her classmates over an Acai Berry Recovery Smoothie at LifeCafe, ordered in advance via our digital app. When her schedule gets hectic, she may opt for a self-driven Life Time Digital workout on our fitness floor using our state-of-the-art cardio equipment and vast assortment of strength and conditioning equipment. For the days she cannot make it to one of our centers, she can live stream a Life Time Warrior Sculpt studio class from the convenience of her living room and track her fitness journey progress via her Life Time-integrated Apple Watch. On the weekend, she may take a tennis lesson from her favorite instructor and enjoy a regenerative XEN massage at LifeSpa, while her children make new friends at our Kids Academy. Her family can then enjoy time together at our outdoor bistro and pool before heading home for the night. Her experience is emblematic of who our members are and how they engage with Life Time across multiple touchpoints.

Our Membership Offering

We define a membership for our centers in two ways: Center memberships and Digital On-hold memberships. As of July 31, 2021, we had 767,458 memberships, comprised of 673,949 Center memberships and 93,509 Digital On-hold memberships. We also have Digital memberships that we began to offer in December 2020 for direct–to-consumer memberships that do not provide access to our centers.

Center Memberships. We offer a variety of convenient month-to-month memberships with no long-term contracts. Each Center membership is defined as one or more adults 14 years of age or older, plus any juniors under 14.

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Base Memberships. We offer base memberships that provide one or more individuals 14 years of age or older general access (with some amenities excluded) to a selected home center and all centers with the same or a lower base monthly dues rate. Our optimized pricing for a Center membership is determined center-by-center based on a variety of factors, including geography, market presence, demographic nature, population density, initial investment in the center and available services and amenities. Center memberships typically include locker and towel service, group fitness classes and access to the Life Time app.

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Junior Memberships. We offer junior memberships (as an add-on to a base membership) that provide one or more children 13 years of age or younger access to the child center, pools and gymnasiums at designated times, drop-off events and Kids Academy, which includes more in-depth programming focused on activity, learning and fitness. Junior memberships currently cost $10 to $90 per month depending upon the center. We do not count junior memberships as incremental in our membership count since they are already part of the Center membership.

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Other Memberships and Products. We offer several other recurring memberships and access-related products at select centers, including a Signature Membership that bundles a base membership with small group training, a Tennis Membership that bundles a base membership with tennis and a Pool Pass that affords access to the outdoor pool area at select centers.

Digital On-hold Memberships. We offer Digital On-hold memberships for members who do not currently wish to access our centers, but still want to maintain certain member benefits, including our Life Time Digital membership, and the right to convert to back to a Center membership without paying an enrollment fee. The majority of our Digital On-hold memberships cost $15 per month, which we do not charge from time to time, including during the COVID-19 pandemic as a means to maintain member engagement. We have already seen more than 158,000 Digital On-hold memberships convert back to Center memberships during the six months ended June 30, 2021.

Digital Memberships. We launched Life Time Digital direct-to-consumer in December 2020 to bring our healthy way of life programs, services and content to consumers virtually. Life Time Digital features include live streaming fitness classes, remote goal-based personal training, nutrition and weight loss support, curated award-winning health, fitness and wellness content and access to Apple Fitness+. Currently, our digital membership is included with both our Center and Digital On-hold memberships at no additional charge, or can be purchased separately as a digital-only membership. We currently report our Digital memberships within our Digital On-hold membership totals.

Activity and Revenue per Member. Our centers are generally open 17 or more hours a day, seven days a week, in order to facilitate member use and engagement. We have seen total visits to our centers increase from 72 million in 2015 to 92 million in 2019, and visits per Center membership increase from an average of 102 to 108 over the same time period. As of December 31, 2019, recurring membership dues accounted for approximately 63% of our total revenue, while in-center revenue accounted for approximately 34% of our total revenue. As a result of the COVID-19 pandemic, as of December 31, 2020, recurring membership dues accounted for 69% of revenue and in-center revenue accounted for 29% of revenue; however, we believe we will see a rebound in in-center revenue as we continue to emerge from the COVID-19 pandemic. We are continuing to focus on growing average center revenue per membership, which has increased from $1,883 in 2015 to $2,172 in 2019, through both optimized membership pricing as well as increased engagement with the full suite of offerings provided in our centers. Although average center revenue per membership declined to $1,317 during 2020, we view this as a temporary result of the COVID-19 pandemic, and have already seen this metric begin to improve, and during the six months ended June 30, 2021, average center revenue per membership had increased to $984.

Marketing and Sales

Overview of Marketing. Our in-house marketing and creative design team is responsible for promoting and differentiating the Life Time “Healthy Way of Life” brand in order to attract, connect with and engage existing and new members with our centers, products and services. Our marketing and creative design initiatives focus on our comprehensive, healthy lifestyle-oriented approach of helping people set and achieve their health, fitness and wellness goals, both inside and outside of our resort-like destinations. In turn, with these efforts, our members further engage with our ancillary business areas and generate new consumer leads for our membership sales force and online membership sales.

Overview of Sales. We have highly trained account managers and member services team members in each center who are responsible for member acquisition and retention. In addition, we have a web sales team that specializes in converting membership leads from our digital platforms into memberships, either directly or by setting up appointments with the in-center account managers. We also have a corporate sales team that consists of both centralized team members and regional business development managers who are assigned to a specific geographic area. Our corporate sales team also partners with companies of various sizes to provide corporate-sponsored memberships for their employees. For these corporate sponsorships, we are paid on a varied usage model depending on the contract parameters.

New Center Development

Over the last five years, we have increased our focus on developing strategic partnerships and relationships with real estate developers across the United States and Canada. The combination of the power of the Life Time brand, our attractive member demographics, our breadth of health, fitness and wellness offerings and the high member traffic our centers draw are extremely attractive to a wide range of real estate developers. For example, residential developers that include a Life Time center in their apartment or condominium project may achieve higher occupancy rates and average rents, and mall developers may obtain increased consumer traffic to their sites. Through our increased focus on developing these real estate relationships, combined with more strategic and flexible center formats that can be modified to accommodate various settings, we have substantially increased Life Time’s whitespace opportunity and runway for new center growth.

Our focus on a flexible real estate strategy since 2015 has enabled us to develop a business model that targets a new center return on invested capital of mid-to-upper thirties percent, more than double historical trends, grow the number of centers at a faster pace and enter attractive urban coastal markets with premium centers where the price of real estate had historically been a deterrent to entry. We also benefit from our in-house architecture, design and construction expertise that allows us to create sustainable and energy efficient centers. These efforts have helped us control the cost and pace of capital expenditures and ensure a consistent look and feel across our centers.

Site Selection. Our management team devotes significant time and resources to analyze each prospective site, ranging from undeveloped land, existing facilities available for lease, re-development of malls and retail centers as well as urban and vertical residential projects. We look at the physical geography of the site, the highway patterns and drive times, public transportation, demographics and psychographic data as well as competitive information. We focus mainly on markets that we believe will allow us to operate multiple centers in order to create certain efficiencies in marketing and branding activities, but ultimately select each site based on whether that site and trade area can support an individual center.

After we identify and determine that a potential site is viable, we develop a business plan for a center on that site. This business plan requires input and analysis from most functional areas in the Company. We believe that our disciplined, structured process reduces the risk of developing a site that ultimately does not achieve our targeted financial returns.

Design and Construction. We have fully integrated real estate, architecture, design and construction teams responsible for the selection, design and building of our new centers. With approximately 240 employees as of

June 30, 2021, these teams are dedicated to the design and construction of each new center and the remodel of existing and acquired centers. We believe having these functions in-house is a strategic advantage and allows us to select and build sites faster and more efficiently.

We have developed a series of prototypical plans and specifications that can often be adapted to new and varied sites. Project architects, along with our construction management teams, monitor quality and oversee the construction progress throughout the development of each new center. By using similar materials at each center, we not only maintain a consistent look and feel, but we are also able to maximize buying power and leverage economies of scale in purchasing.

Nearly all costs are capitalized as a part of the overall initial investment in the new center or the remodel. Any remaining unallocated costs are recognized as an expense in the period incurred.

Examples of Center Formats:

LIFE TIME
Suburban | Folsom, CA

LIFE TIME
Urban | La Jolla, CA

LIFE TIME
sky
Vertical Residential | Manhattan, NY

LIFE TIME
Mall / Retail | Edina, MN

Real Property

Our corporate headquarters, located in Chanhassen, Minnesota next to our Chanhassen center, is comprised of two 105,000 square foot, free-standing, three-story buildings that we own.

As of August 31, 2021, we operated 155 centers in 29 states and one Canadian province, 64 of which were owned (including ground leases) and 91 of which were leased. Excluding renewal options, the terms of our leased centers, including ground leases, expire at various dates from November 2021 through December 2049. Including renewal options, only three of our 91 leases expire in the next 15 years. The majority of our leases have renewal options and a few give us the right to purchase the property. The table below contains information about our centers as of August 31, 2021:

	Number of Owned Centers	Number of Leased Centers	Total Number of Centers	Aggregate Square Feet
United States:
Alabama	0	1	1	103,647
Arizona	2	4	6	638,776
California	3	2	5	453,933
Colorado	3	3	6	657,557
Florida	1	2	2	209,933
Georgia	3	3	6	585,601
Illinois	7	4	11	1,235,464
Indiana	2	1	3	166,956
Iowa	0	1	1	110,376
Kansas	1	1	2	222,190
Maryland	0	3	3	305,826
Massachusetts	0	5	5	637,568
Michigan	4	3	7	682,638
Minnesota	13	9	22	1,997,354
Missouri	0	2	2	236,990
Nebraska	0	1	1	115,030
Nevada	1	1	2	261,673
New Jersey	1	5	6	681,572
New York	2	5	7	536,886
North Carolina	1	6	7	476,999
Ohio	1	5	6	508,297
Oklahoma	0	2	2	237,769
Pennsylvania	1	2	3	310,170
Tennessee	0	2	2	228,625
Texas	14	11	25	2,466,528
Utah	0	1	1	108,925
Virginia	1	4	5	510,131
Washington	0	1	1	39,597
Wisconsin	0	1	1	126,423
Canada:
Ontario	3	0	3	400,435

Total Centers	64	91	155	15,253,869

In a few of our centers, we sublease space to third parties. The square footage figures above include those subleased areas. The center square footage figures exclude areas used for tennis courts, outdoor swimming pools, outdoor play areas and stand-alone Work, Sport and Swim locations.

In addition to the centers listed in the table above, as of August 31, 2021, we had nine centers under construction and $252 million of net capital expenditures invested in future center development, including our nine centers under construction. We also operate four facilities that we classify as satellite locations. These include tennis-only facilities that we own in Oakdale, Minnesota, Centennial, Colorado and Plano, Texas, along with a leased small boutique center in Austin, Texas.

Other Property Data:

	As of December 31,					As of August 31,

	2016	2017	2018	2019	2020	2021
	(Number of centers)
Center age:
Open 1 to 12 months	3	7	11	9	3	7
Open 13+ months	119	123	130	137	146	148

Total centers	122	130	141	146	149	155

Center ownership:
Own	31	33	39	39	34	34
Own/ground lease	11	11	11	11	11	11
Own/mortgaged outside of Credit Facilities	18	18	18	18	18	18
Joint venture	1	1	1	1	1	1
Leased	61	67	72	77	85	91

Total centers	122	130	141	146	149	155

Expanding the Life Time Ecosystem

Life Time Work. Launched in 2018, Life Time Work brings a “Healthy Way of Life” to premium co-working spaces. We offer a variety of perks and amenities including complimentary access to our centers in the United States and Canada, secure storage, printing stations, a coffee bar and healthy snacks. Life Time Work leverages Life Time’s brand awareness, premium positioning and member advocacy to gain a competitive advantage in the co-working market. We believe Life Time is uniquely positioned due to our focus on under-served suburbs lacking modern co-working alternatives, asset-light approach to development, attractive scale and brand and ability to capitalize on industry tailwinds coming out of the COVID-19 pandemic. We currently have eight Life Time Work locations with plans to open more in the following years.

Life Time Living. Life Time Living represents our holistic approach of integrating the “Healthy Way of Life” into a premium living community with luxurious quality, design and conveniences demanded by active lifestyles. At Life Time Living, residents will live adjacent to and have access to our resort-like centers. With thoughtful touches like a LifeCafe, wellness concierge, high quality finishes with smart home capabilities and numerous amenities, residents will be able to experience healthy living at its finest. In addition to full access to our centers, we are planning for residents to also have dedicated amenities, such as expansive work lounge spaces, private dining areas, dog spas, exclusive parking and private events.

We opened our first Life Time Living location in 2021 and intend to open our second Life Time Living location in early 2022. We believe the comprehensive benefits we provide to residents will allow us to command a premium to comparable market rents. We anticipate taking a disciplined, asset-light approach to rolling out Life Time Living by leveraging our existing real estate relationships.

Information Systems

In addition to our standard operating and administrative systems, we use an integrated and proprietary member management system to manage the flow of member information within and between each of our centers and our corporate office. We have designed and developed our proprietary system to allow us to easily collect and process information. Our system enables us to, among other things, enroll new members with an electronic membership agreement, capture digital pictures of members for identification purposes and capture and maintain specific member information, including usage. The system allows us to streamline the collection of membership dues electronically, thereby offering additional convenience for our members while at the same time reducing our corporate overhead and accounts receivable. In addition, we use a customer relationship management system to enhance our marketing campaigns and management oversight regarding daily sales and marketing activities.

Life Time Foundation

We believe in giving back to our communities in ways that empower people to live happy, healthy lives. In 2003, we formed the Life Time Foundation with a focus on inspiring healthier families. In 2010, we further focused on helping children reach their full potential by improving the nutrition, health, taste and overall quality of the meals served at schools which, for many children, is their sole source of food throughout the day. Specifically, the Life Time Foundation partners with schools to eliminate foods containing highly processed and artificial foods in favor of wholesome, real food alternatives and scratch cooking. As of August 31, 2021, the Life Time Foundation has benefitted more than 35 school districts, impacting over 3,500 schools with more than 255 million meals served to over 1.6 million students annually.

Competition

We consider the following groups to be the primary industry participants in the health, fitness and wellness industry:

•	health center operators, including, but not limited to, Equinox Holdings, Inc., The Bay Club Company, Inc. and Club Corp, LA Fitness International, LLC and 24 Hour Fitness Worldwide, Inc.;

•	the YMCA and similar non-profit organizations or community centers;

•	physical fitness and recreational facilities established by local governments, hospitals and businesses;

•	local salons, cafes and businesses offering similar ancillary services;

•	small fitness clubs and studios and other boutique fitness offerings, including Anytime Fitness, Snap Fitness, Planet Fitness, Orange Theory, Barre3 and others;

•	racquet, tennis and other athletic centers;

•	rental unit and condominium amenity centers;

•	country clubs;

•	digital fitness and health services including online personal training and fitness coaching;

•	the home-use fitness equipment industry;

•	athletic event operators and related suppliers; and

•	providers of wellness and other health and wellness-orientated products and services.

The health, fitness and wellness industry is highly competitive. While competition in the industry varies from market to market, it may be impacted by various factors, including the breadth and price of membership offerings and other products and services, the flexibility of membership options, the overall quality of the offering, name or brand recognition and economies of scale. We believe that our brand, our comprehensive product offering and focus on services, amenities and value provide us with a distinct competitive advantage, positioning us well to compete in the health, fitness and wellness industry.

Governmental Laws and Regulations

Our operations and business practices are subject to laws and regulations at federal, state, provincial and local levels, including consumer protection laws related to our advertising, marketing and sales efforts; health and safety regulations and licensing requirements related to our training, cafe, spa, aquatics, child care and ancillary health and fitness-related products and services; environmental laws and regulations, including those related to the handling, use, remediation and storage of hazardous materials, the emission, release and discharge of hazardous materials into the environment, and the health and safety of our employees; fair housing laws; accessibility laws; regulations related to the collection, use and security of personal information about our members, guests and purchasers; and wage and hour and other labor and employment laws. In addition, from time to time we have been required to investigate and remediate contamination at some of our sites under such environmental laws and regulations.

In particular, within the health, fitness and wellness industry, state statutes regulate the sale and terms of our membership contracts. State statutes often require that we:

•	include certain terms in our membership contracts, including the right to cancel a membership, in most cases, within three to 10 days after joining, and receive a refund of enrollment fees paid;

•	escrow funds received from pre-opening sales or post a bond or proof of financial responsibility; and

•	adhere to price or financing limitations.

Seasonality of Business

Seasonal trends have an effect on our overall business. Generally, we have experienced greater membership growth at the beginning of the year. We also typically experience increased membership in certain centers during the summer pool season. During the summer months, we also experience a slight increase in our in-center business activity with summer programming and operating expenses due to our outdoor aquatics operations. We typically experience an increased level of membership attrition during the third and fourth quarters as the summer pool season ends and we enter the holiday season. This can lead to a sequential decline in memberships during those quarters.

Legal Proceedings

Life Time, Inc. et al. v. Zurich American Insurance Company — On August 19, 2020, Life Time, Inc., several of its subsidiaries and a joint venture entity, Bloomingdale Life Time Fitness LLC (collectively, the “Life Time Parties”), filed a complaint against Zurich American Insurance Company (“Zurich”) in the Fourth Judicial District of the State of Minnesota, County of Hennepin (Case No. 27-CV-20-10599) (the “Action”), seeking declaratory relief and damages with respect to Zurich’s failure under a property/business interruption insurance policy to provide certain coverage to the Life Time Parties related to the closure or suspension by governmental authorities of their business activities due to the spread or threat of spread of COVID-19. On March 15, 2021, certain of the Life Time Parties filed a First Amended Complaint in the Action adding claims against Zurich under a Builders’ Risk policy related to the suspension of multiple construction projects. This Action is subject to many uncertainties, and the outcome of the matter is not predictable with any assurance.

Other Litigation—We are also engaged in other proceedings incidental to the normal course of business. Due to their nature, such legal proceedings involve inherent uncertainties, including but not limited to, court rulings, negotiations between affected parties and governmental intervention. We will establish reserves for matters that are probable and estimable in amounts we believe are adequate to cover reasonable adverse judgments. Based upon the information available to us and discussions with legal counsel, it is our opinion that the outcome of the various legal actions and claims that are incidental to our business will not have a material adverse impact on our consolidated financial position, results of operations or cash flows. Such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about the executive officers and directors that are expected to be in place upon consummation of this offering. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our Company.

Name	Age	Position
Executive Officers
Bahram Akradi	60	Founder, Chairman & Chief Executive Officer
Thomas E. Bergmann	55	President & Chief Financial Officer
Jeffrey G. Zwiefel	59	President & Chief Operating Officer
Eric J. Buss	55	Executive Vice President & Chief Administrative Officer
Parham Javaheri	45	Executive Vice President & Chief Property Development Officer
RJ Singh	49	Executive Vice President & Chief Digital Officer

Directors
Jimena Almendares	41	Director
Joel Alsfine	52	Director
Jonathan Coslet	56	Director
John G. Danhakl	65	Director
J. Kristofer Galashan	43	Director
Paul Hackwell	41	Director
David A. Landau	55	Director
Stuart Lasher	62	Director
Alejandro Santo Domingo	44	Director
Andres Small	41	Director

Bahram Akradi founded our Company in 1992 and has been a director since our inception. Mr. Akradi was elected Chief Executive Officer and Chairman of the Board of Directors in May 1996. Mr. Akradi has over 30 years of experience in healthy way of life initiatives. From 1984 to 1989, he led U.S. Swim & Fitness Corporation as its Co-Founder and Executive Vice President. Mr. Akradi was a founder of the Health and Fitness Industry Leadership Council. Mr. Akradi serves as Chairman of the board of directors of Northern Oil & Gas Inc. (NYSE: NOG). Our board of directors has concluded that Mr. Akradi should serve as a director because of his perspective and the experience he brings as our Founder and Chief Executive Officer.

Thomas E. Bergmann joined our Company in February 2016 and serves as President and Chief Financial Officer. Prior to that, he served as Chief Financial Officer at Amsted Industries, Inc. from 2009 to February 2016. Mr. Bergmann was previously employed as Chief Financial Officer for Harley-Davidson, Inc. from 2006 to 2009 and also served as Interim President for Harley-Davidson Financial Services from 2008 to 2009. Prior to 2006, Mr. Bergmann was Senior Vice President and Chief Financial Officer, and Executive Vice President and Interim Chief Executive Officer for USF Corporation from 2004 to 2005; Vice President and Controller and Vice President, Finance and Services by Sears, Roebuck & Co. from 2002 to 2003; Vice President and Treasurer for The St. Paul Companies, Inc. from 1999 to 2002. Mr. Bergmann also held senior global finance roles at Johnson & Johnson from 1995 to 1999 and at Honeywell, Inc. from 1988 to 1995.

Jeffrey G. Zwiefel joined our Company in December 1998 as Vice President, Health Enhancement Division and became Vice President of Fitness, Training and New Program Development in January 2004. Mr. Zwiefel was named Senior Vice President, Life Time University in March 2005. Mr. Zwiefel was named Executive Vice

President of Operations in 2008, and Executive Vice President and Chief of Operations in October 2011. In October 2013, Mr. Zwiefel was named Executive Vice President and Chief Operating Officer. In April 2021, Mr. Zwiefel was named President and Chief Operating Officer. Mr. Zwiefel has over 35 years of comprehensive and diverse experience in the health, fitness and wellness industry. Prior to joining our Company in 1999, Mr. Zwiefel worked for over nine years with NordicTrack, Inc. where he served most recently as Vice President, Product Development.

Eric J. Buss joined our Company in September 1999 as Vice President of Finance and General Counsel. Mr. Buss was elected Secretary in September 2001 and was named Senior Vice President of Corporate Development in December 2001 and Executive Vice President in August 2005. In December 2010, Mr. Buss transitioned from General Counsel and Secretary to become responsible for the Company’s media division in addition to Executive Vice President. In August 2013, Mr. Buss transitioned to support the finance function. Mr. Buss was appointed Executive Vice President and Chief Financial Officer in July 2014. In March 2016, Mr. Buss transitioned to his current role of Executive Vice President and Chief Administrative Officer where he oversees the Company’s legal, risk, human resources, corporate development and communications groups. Prior to joining our Company, Mr. Buss was an associate with the law firm of Faegre & Benson LLP (now Faegre Drinker Biddle & Reath LLP) from 1996 to August 1999.

Parham Javaheri joined our Company in December 2004 as Development Manager and serves as the Executive Vice President and Chief Property Development Officer. Mr. Javaheri has led our Company’s real estate and development division since 2014. In 2015, he was named Vice President of Real Estate and Development and in March 2017, he was named Senior Vice President of Real Estate and Development. Mr. Javaheri has over 20 years of experience in real estate, development and construction. Prior to joining our Company in 2004, Mr. Javaheri was Project Manager of Alliant Engineering, Inc.

RJ Singh joined our Company in April 2017 and serves as the Executive Vice President and Chief Digital Officer. Prior to joining our Company, he served as Vice President of Information Technology at Lifetouch from October 2013 to March 2017 where he oversaw the corporate technology function, including IT Shared Services, Infrastructure and Operations, Corporate Application Development and IT Security. From 2007 to 2013, Mr. Singh served as Vice President, IT Strategy and Planning and Chief Architect, Director of Enterprise Architecture at Blue Cross and Blue Shield of Minnesota. Prior to that, Mr. Singh held various senior, manager, engineer and analyst positions at United Health Group, Allianz Life, Ishan Incorporated, Signature Software, Norwest Mortgage and Minnesota Mutual.

Jimena Almendares has served as a member of our board of directors since April 2021. Ms. Almendares is currently a product executive at Facebook, where she has worked since May 2020. Prior to Facebook, she was the Vice President of Global Expansion at Intuit from 2018 to 2020, Chief Executive Officer of Intuit Payments from 2017 to 2019 and Vice President of Payments Segment Leader from 2017 to 2018. From 2014 to 2016, she served as Chief Product Officer of OkCupid, leading the company through its initial public offering as part of the Match Group. She previously served on the board of directors of Inuit Mexico (NASDAQ: INTU). Our board of directors has concluded that Ms. Almendares should serve as a director because of her nearly two decades of experience leading cross-functional teams at public companies and growth start-ups and her significant experience with emerging and digital technologies.

Joel Alsfine has served as a member of our board of directors since July 2019. Until December 2020, Mr. Alsfine was a Partner at MSD Capital, an investment firm. Mr. Alsfine joined MSD Capital in 2002 as an analyst focusing on investing in public equity securities and subsequently became the portfolio manager of a large, concentrated public equity portfolio. Mr. Alsfine became a Partner of MSD Capital in February 2014. Prior to joining MSD Capital, Mr. Alsfine worked at TG Capital Corp, a single-family investment office investing across all asset classes, McKinsey & Company, and accounting firm Fisher Hoffman Stride. Mr. Alsfine is currently a member of the board of directors of Asbury Automotive Group Inc. (NYSE: ABG) and Party City Holdings Corp (NYSE: PRTY). He is also an independent director of CC Neuberger Principal Holdings II

(NYSE: PRPB), a special purpose acquisition company. Our board of directors has concluded that Mr. Alsfine should serve as a director because of his extensive capital markets, investment, financial and risk management experience from his executive and consulting roles, as well as his experience serving as a director of various public and private companies and as an analyst focusing on public company equity.

Jonathan Coslet has served as a member of our board of directors since June 2015. Mr. Coslet is a Senior Partner of TPG, a global alternative asset firm and an affiliate of our Company, where he has worked since 1993. Prior to joining TPG, he worked at Donaldson, Lufkin & Jenrette, and before that, at Drexel Burnham Lambert, where he started his career. Mr. Coslet previously served on the board of directors of IQVIA Holdings Inc. (NYSE: IQV) and PETCO Animal Supplies, Inc. (NASDAQ: WOOF). He currently serves on the board of directors of Cushman & Wakefield plc (NYSE: CWK). Our board of directors has concluded that Mr. Coslet should serve as a director because of his 25 years of experience in advising and growing companies, his extensive management and board of director experience and his finance background.

John G. Danhakl has served as a member of our board of directors since June 2015. Mr. Danhakl is Managing Partner of LGP, an affiliate of our Company. Mr. Danhakl joined LGP in 1995. Previously, Mr. Danhakl was a Managing Director in the Los Angeles office of Donaldson, Lufkin & Jenrette (“DLJ”). Prior to DLJ, Mr. Danhakl was a Vice President in corporate finance at Drexel Burnham Lambert, Inc. Mr. Danhakl currently serves on the board of directors of IQVIA (NYSE: IQV) and Mister Car Wash, Inc. (NYSE: MCW). Our board of directors has concluded that Mr. Danhakl should serve as a director because of his extensive experience serving as on the board of directors of public companies and his extensive experience as a board member, investor and financial analyst.

J. Kristofer Galashan has served as a member of our board of directors since March 2015. Mr. Galashan is a partner of LGP, an affiliate of our Company. Mr. Galashan joined LGP in 2002. Prior to joining LGP, he worked in the Investment Banking Division of Credit Suisse First Boston (formerly DLJ) in their Los Angeles office. Mr. Galashan currently serves on the board of directors of The Container Store (NYSE: TCS), USHG Acquisition Corp (NYSE: HUGS) and Mister Car Wash, Inc. (NYSE: MCW), and previously served on the board of directors for BJ’s Wholesale Club (NYSE: BJ). Our board of directors has concluded that Mr. Galashan should serve as a director because of his extensive experience investing in and supporting high-growth, market-leading companies.

Paul Hackwell has served as a member of our board of directors since June 2015. Mr. Hackwell is a Partner at TPG, a global alternative asset firm and an affiliate of our Company, where he co-leads the Consumer group. Mr. Hackwell joined TPG in 2006. He was involved in TPG’s investments in Adare Pharmaceuticals, Aptalis Pharma, Arden Group (Gelson’s), AV Homes, Norwegian Cruise Line, Playa Hotels & Resorts and Taylor Morrison, including serving as a director of Playa Hotels & Resorts (NASDAQ: PLYA). Our board of directors has concluded that Mr. Hackwell should serve as a director because of his extensive board of director and finance experience.

David Landau has served as a member of our board of directors since June 2015. Mr. Landau is the Managing Partner of LNK Partners, a private equity firm focused on building consumer and retail businesses, which he co-founded in 2005. Our board of directors has concluded that Mr. Landau should serve as a director because of his extensive investment, finance and board of director experience.

Stuart Lasher has served as a member of our board of directors since August 2015. Mr. Lasher is the Chairman and Chief Executive Officer of Quantum Capital Partners, a private investment firm based in Tampa, Florida, where he has worked since 1998. He was formerly Chairman and Chief Executive Officer of Lifestyle Family Fitness, a fitness chain with 55 locations, from September 2010 to July 2012. Mr. Lasher co-founded and served as Chairman and Chief Executive Officer of National Business Solutions, Inc. (NBS), a professional employer organization based in St. Petersburg, Florida. In August 1996, NBS was acquired by Paychex, Inc. and Mr. Lasher remained as Chief Executive Officer of the Paychex PEO division until June 1997. Mr. Lasher began his professional career in public accounting with KPMG Peat Marwick. Mr. Lasher currently serves on the board of directors of Northern Oil & Gas (NYSE: NOG). Our board of directors has concluded that Mr. Lasher should serve as a director because of his extensive experience in accounting and finance and his service as a director of various public and private companies.

Alejandro Santo Domingo has served as a member of our board of directors since July 2019. Mr. Santo Domingo is a Senior Managing Director at Quadrant Capital Advisors, Inc., an investment advisory firm. He is a member of the board of directors of Anheuser-Busch Inbev (NYSE: BUD) and until 2016 was a member of the board of directors of SabMiller Plc, where he was also Vice Chairman of SabMiller Plc for Latin America. He was also Vice-Chairman of SABMiller Plc. for Latin America. Mr. Santo Domingo also currently serves as a director of JDE Peet’s N.V. (OTCMKTS: JDEPF), an international coffee and tea company, ContourGlobal plc (LON: GLO), a diversified international power generation company, and Advanced Merger Partners, Inc. (NYSE: AMPI), a special purpose acquisition company affiliated with Houlihan Lokey, Inc. In the non-profit sector, Mr. Santo Domingo is Chair of the Wildlife Conservation Society and Fundación Santo Domingo. He is also a member of the board of the Metropolitan Museum of Art, DKMS, a foundation dedicated to finding donors for leukemia patients, Channel 13/WNET (PBS), Mount Sinai Health System and Fundación Pies Descalzos, a foundation focused on impoverished children in Colombia. Our board of directors has concluded that Mr. Santo Domingo should serve as a director because of his significant investment experience across a variety of industries and in private and public debt and equity securities.

Andres Small has served as a member of our board of directors since January 2020. Mr. Small is a Senior Investment Leader at Partners Group (USA) Inc., a global private markets firm, where he has worked since September 2014. From January 2005 to March 2011, Mr. Small was a private equity transactor focusing on emerging markets at CVC International. Our board of directors has concluded that Mr. Small should serve as a director because of his extensive professional experience, management, and business advisory positions.

Composition of the Board of Directors after this Offering

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of 14 directors (including three vacancies). Following the completion of this offering, we expect our board of directors to initially consist of 13 directors (including two vacancies).

Pursuant to the Stockholders Agreement described under “Certain Relationships and Related Party Transactions—Stockholders Agreement,” certain members of the Voting Group will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. Upon the consummation of this offering, the 13 directors (including two vacancies) comprising our board of directors will be as follows:

•	our Founder, Bahram Akradi;

•	three individuals nominated by TPG (including one vacancy) – currently Jonathan Coslet, Paul Hackwell and one vacancy;

•	three individuals nominated by LGP (including one vacancy) – currently John G. Danhakl, J. Kristofer Galashan and one vacancy;

•	one individual nominated by LNK – currently David Landau;

•	one individual nominated by MSD – currently Joel Alsfine;

•	one individual nominated by LifeCo – currently Alejandro Santo Domingo;

•	one individual nominated by PG – currently Andres Small;

•	one individual nominated by our Founder – currently Stuart Lasher; and

•	Jimena Almendares.

Following the consummation of this offering, nomination rights for these members of the Voting Group shall be subject to the following thresholds:

•

so long as TPG (i) has not, following the consummation of this offering, sold shares of our common stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Company (the “TPG Initial Investment Sell-Down”), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, and owns shares of our common stock greater than or equal to 15% of the then outstanding shares of our common stock, TPG will be entitled to nominate two directors, (iii) owns less than 15%, but greater than or equal to 10% of the then outstanding shares of our common stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of our common stock, TPG will not be entitled to nominate a director;

•

so long as LGP (i) has not, following the consummation of this offering, sold shares of our common stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Company (the “LGP Initial Investment Sell-Down”), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, and owns shares of our common stock greater than or equal to 15% of the then outstanding shares of our common stock, LGP will be entitled to nominate two directors, (iii) owns less than 15%, but greater than or equal to 10% of the then outstanding shares of our common stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of our common stock, LGP will not be entitled to nominate a director;

•

so long as LNK, MSD Investors, LifeCo or PG, as applicable, (i) has not, following the consummation of this offering, sold shares of our common stock, through one or more transactions, resulting in LNK, MSD, LifeCo or PG, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Company (the “Other Stockholder Initial Investment Sell-Down”), LNK, MSD, LifeCo and PG, as applicable, will each be entitled to nominate one director and (ii) has effected the Other Stockholder Initial Investment Sell-Down, LNK, MSD, LifeCo and PG, as applicable, will not be entitled to nominate a director; and

•

so long as Mr. Akradi serves as Chief Executive Officer of the Company, he will be entitled to nominate one director and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to nominate a director.

Each member of the Voting Group will also agree to vote his or her shares in favor of the directors nominated by the Voting Group.

Pursuant to the Stockholders Agreement, we will also provide a member of the Voting Group with the right to designate an individual with board observer rights, subject to certain stock ownership thresholds.

In accordance with our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among three classes as follows:

•	the Class I directors will be Bahram Akradi, Andres Small, Alejandro Santo Domingo and David A. Landau, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Jonathan Coslet, J. Kristofer Galashan, Joel Alsfine and Stuart Lasher, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be John G. Danhakl, Paul Hackwell and Jimena Almendares, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Pursuant to the terms of the Stockholders Agreement, directors nominated by members of the Voting Group may only be removed at the request of the applicable member of the Voting Group that nominated such director in accordance with the bylaws of the Company then in effect. In all other cases and at any other time, directors may only be removed for cause by the affirmative vote of the holders of at least a majority of our common stock.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. Directors may only be removed for cause by the affirmative vote of the holders of at least a majority of our common stock.

Director Independence and Controlled Company Exception

Pursuant to the corporate governance listing standards of the NYSE, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our common stock, by itself, does not constitute a material relationship.

Our board of directors affirmatively determined that each of our directors other than Mr. Akradi, Mr. Landau and Mr. Lasher qualify as “independent” in accordance with the NYSE rules. In making its independence determinations, our board of directors considered and reviewed all information known to it (including information identified through directors’ questionnaires).

After the completion of this offering, the Voting Group will collectively continue to beneficially own more than 50% of our common stock and voting power. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•

that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to rely on certain of the exemptions listed above, and we will not have a nominating and corporate governance committee or compensation committee that consists entirely of independent directors and such committees may not be subject to annual performance evaluations. We may also elect to rely on additional exemptions for so long as we remain a “controlled company.” As a result, in the future our board of directors and those committees may have more directors who do not meet the NYSE’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company” and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Leadership Structure of the Board of Directors

Our board of directors has combined the roles of Chairman of the Board and Chief Executive Officer. These positions will be held by Bahram Akradi, as our Founder, Chairman and Chief Executive Officer at the consummation of this offering. The board of directors has determined that combining these positions will serve the best interests of the Company and its stockholders. The board of directors believes that the Company’s Founder and Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company’s business and industry, and most capable of effectively identifying strategic priorities and leading the consideration and execution of strategy. The board of directors believes that the combined position of Chairman and Chief Executive Officer promotes the development of policy and plans, and facilitates information flow between management and the board of directors, which is essential to effective governance.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until their term expires, they resign or they are removed by the stockholders.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable.

Our Founder, Chairman and Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by the Voting Group.

Audit Committee. Upon consummation of this offering, we expect to have an audit committee consisting of Mr. Small, as chair, and Mr. Alsfine and Mr. Lasher. Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the effective date of this registration statement and an audit committee composed entirely of independent directors within one year of the effective date of this registration statement. Our board of directors has determined that Mr. Lasher qualifies as an “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee appoints and reviews the qualifications and independence of our independent registered public accounting firm, prepares compensation committee reports to be included in proxy statements filed under SEC rules and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, the quality and integrity of our financial statements and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.” Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee. Upon consummation of this offering, we expect to have a compensation committee consisting of Mr. Danhakl, as chair, Mr. Akradi, Mr. Coslet, Mr. Landau and Mr. Lasher. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, prepare compensation committee reports to be included in proxy statements filed under SEC rules and authorize our Company to enter into employment and other employee-related agreements. Our board of directors has adopted a written charter for the compensation committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee. Upon the consummation of this offering, we expect to have a nominating and corporate governance committee consisting of Mr. Akradi, as chair, Mr. Coslet, Mr. Danhakl, Mr. Galashan and Mr. Hackwell. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors and in accordance with the terms of the NYSE, makes recommendations for nominees for committees, oversees the evaluation of the board of directors and management and develops, recommends to the board of directors and reviews our corporate governance principles. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Risk Oversight

Our board of directors will have extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the code of business conduct and ethics. Our code of business conduct and ethics will be available on our website at www.lifetime.life under Investor Relations. The information available on or through our website is not part of this prospectus. If we ever were to amend or waive any provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company. We have entered into certain indemnification agreements with our directors and we are party to certain transactions with members of the Voting Group and affiliates thereof as described in “Certain Relationships and Related Party Transactions.”

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

In this Compensation Discussion and Analysis (“CD&A”), we provide an overview and analysis of the compensation paid to or earned by our named executive officers identified in the Summary Compensation Table below during fiscal 2020, including the elements of our compensation program for named executive officers, material compensation decisions made under that program for fiscal 2020 and the material factors considered in making those decisions. Where relevant, the discussion below also reflects certain contemplated changes to our compensation structure that occurred after fiscal 2020 or, where relevant, that we intend to implement following the effectiveness of the registration statement of which this prospectus forms a part.

What We Reward: Our compensation programs are designed to reward short-term and long-term Company performance, and we apply a strategic, principles-based approach to executive compensation in order to drive optimal business performance. The better our performance, the more value we can generate for stockholders, our employees whom we refer to as team members, and our community.

What We Emphasize: Our team members, including our named executive officers, drive our ability to excel. As a result, we provide competitive compensation packages that are intended to attract and retain key talent, and encourage our executives to drive long-term stockholder value. A material portion of such compensation packages are comprised of “at-risk” compensation that is dependent upon achievement of our strategic and operational business objectives.

2020 Compensation Decisions: Responding to the COVID-19 Crisis

Beginning in early 2020, we closed all of our centers based on orders and advisories from federal, state and local governmental authorities regarding COVID-19. The impact of COVID-19 on our business was substantial, including with respect to the closing of our centers and the limitations on our operations when our centers were allowed to re-open, the need to create a safe environment for our members, team members and communities, and managing the presence of coronavirus in our centers, including COVID-19 positive members or team members. Throughout this process, we were forced to make difficult decisions, including to initially furlough over 95% of our employees and to twice reduce the size of our workforce. During this period, our senior management initiated a series of proactive, voluntary steps to temporarily forego certain 2020 compensation opportunities otherwise payable to them for 2020. Each named executive officer took meaningful, voluntary adjustments in his compensation during 2020 to support the Company and its stakeholders, and we made several changes to our executive compensation program to conserve operating cash, as summarized below:

PAY ELEMENT	DETAIL/IMPACT
Base Salary	Beginning on March 15, 2020, Mr. Akradi decided to forego 100% of his base salary for the remainder of 2020. Our other named executive officers voluntarily agreed to forego 100% of their base salaries from March 15, 2020 through July 18, 2020, and 50% of their base salaries from July 19, 2020 through September 26, 2020.

Annual Bonus	Threshold levels of financial performance for our short-term incentive plans were not met, and short-term incentives under our annual incentive award program were not earned.

Despite the impact of COVID-19 on our business in 2020, our operations have increasingly rebounded in 2021. As of July 31, 2021, all of our centers had reopened and we recorded an increase in Center memberships from approximately 501,000 at the end of 2020 to approximately 674,000 as of July 31, 2021. In recognition of the performance of our executive team leading the Company through the pandemic, we determined in 2021 to resume our executive compensation program and reward our executives for their significant efforts and leadership during 2020 as follows:

•	On January 29, 2021, the amounts of base salary that had been foregone with respect to 2020 were paid to our named executive officers other than Mr. Akradi.

•

Although the performance targets under the 2020 Bonus Program were not achieved, our named executive officers other than Mr. Akradi received discretionary bonuses equal to their target short-term incentive plan bonus opportunity for 2020 due to their hard work and leadership of our business during the COVID-19 pandemic.

•

In consideration of Mr. Akradi’s voluntarily foregoing the remainder of his cash compensation in 2020, an agreement to temporarily decrease his go-forward cash compensation for 2021 was put in place in order to reduce the cash burden on the Company in 2021. Mr. Akradi received 525,714 restricted stock units, which represented approximately two times his foregone salary and cash incentive and guaranteed bonuses with respect to 2020. Additionally, to again reduce the cash burden on the Company, the compensation committee approved a base salary of $50,000 and approved a grant to Mr. Akradi of 500,000 restricted shares of Series A Preferred Stock for 2021.

The following chart depicts the impact of the forfeitures mentioned above on Mr. Akradi’s cash compensation in 2020.

The following CD&A discussion further explains these cash compensation adjustments and our executive compensation program for 2020.

DETAILS OF OUR 2020 EXECUTIVE COMPENSATION PROGRAM

Named Executive Officers

Our named executive officers for the year ended December 31, 2020, which consist of our principal executive officer, our principal financial officer and our three other most highly compensated executive officers for fiscal year 2020 (collectively, the “named executive officers”) are:

NAME	TITLE
Bahram Akradi	Founder, Chairman and Chief Executive Officer
Thomas E. Bergmann	President and Chief Financial Officer
Eric J. Buss	Executive Vice President and Chief Administrative Officer
Ritadhwaja Jebens (RJ) Singh	Executive Vice President and Chief Digital Officer
Jeffrey G. Zwiefel	President and Chief Operating Officer

This section also describes the actions and decisions of our board of directors and compensation committee as it relates to fiscal 2020 compensation decisions. Where relevant, the discussion below also reflects certain contemplated changes to our compensation structure that occurred after fiscal 2020 or, where relevant, that we intend to implement following the effectiveness of the registration statement.

Compensation Philosophy, Objectives and Rewards

Our executive compensation program has been designed to motivate, reward, attract and retain high caliber executives responsible for driving our success. The program seeks to align executive compensation with our short-and long-term objectives, business strategy and financial performance which, in turn, aligns our named executive officers’ interests with long-term stockholders’ interests. Our compensation objectives are designed to support these goals by a principles-based approach that includes:

COMPENSATION OBJECTIVE	PRINCIPLED APPROACH
Stakeholder Alignment	Company and individual performance goals intended to clearly support our long-term vision and align compensation with the interests of stakeholders.

Competitiveness	We intend to attract and retain the highest caliber of named executive officers and other team members. As part of this effort, we pay competitively to our market for talent and differentiate pay for the highest performers.
Performance-Based Awards	Through our compensation programs, we strive to balance interests and drive superior Company performance. By committing to directly connecting incentive compensation with short-term corporate objectives as well as long-term growth, we seek to achieve sustained value for our stakeholders over time.

Risk Mitigation	Our compensation programs support a culture based on accountability through the use of performance metrics that are intended to be difficult, yet obtainable with hard work, and without directly or indirectly promoting irresponsible or excessive risk-taking.
Pay Equity	We believe in the power of equitable pay and are working to continuously improve pay equity into our compensation program reviews.

Transparency	We believe in transparency for our compensation programs, including their design and outcomes.

Determination of Compensation

Life Time, Inc., one of our wholly owned subsidiaries, was a public company until it was taken private in 2015. At the time of the go-private transaction, compensation packages with Messrs. Akradi, Buss and Zwiefel, who were then executives, were negotiated. Additionally, we negotiated compensation arrangements with Messrs. Bergmann and Singh in connection with their hire or promotion as new executives. Since then, our compensation committee has administered the executive compensation program relating to our executive officers in consultation with Mr. Akradi (other than with respect to his own compensation, which was set forth in his employment agreement and is reviewed and administered by our board of directors). The compensation committee annually reviews the performance of our executives and in connection with such individual assessments approves any changes to executive compensation and any grants of equity. The compensation committee also determines the annual cash incentive program in which our executives participate, including setting corporate goals and objectives that are consistent with our executive compensation philosophy and, in consultation with the audit committee, determining whether such goals and objectives were met for the year.

Following this offering, we expect to make determinations regarding compensation to be paid to our named executive officers based on our compensation objectives of motivating, rewarding, attracting and retaining key employees, including our named executive officers, and emphasizing the link between pay and performance.

Role of the board of directors and compensation committee. Following the consummation of this offering, we expect that our board of directors will be responsible for determining the compensation of our Chief Executive Officer in consultation with and based on recommendations from our compensation committee, and the compensation committee will generally oversee our executive compensation program for our other executives, including our other named executive officers.

Role of compensation consultant in 2020 and going forward. The board of directors did not engage an external compensation consultant in 2020. In April 2021 in preparation for this offering, the board of directors engaged Willis Towers Watson, an independent consulting firm, who is providing guidance regarding the amount and types of compensation that we will provide to our executives as a publicly traded company, how our compensation practices compare to the compensation practices of other companies, including with respect to a peer group of companies to be developed in consultation with Willis Towers Watson, and other compensation-related matters. Willis Towers Watson reports directly to the board of directors, although Willis Towers Watson may meet with members of management for the purposes of gathering information on proposals that management may make to the board of directors. We expect that following the completion of this offering, Willis Towers Watson will report to the compensation committee. Willis Towers Watson also provides property and construction risk and insurance brokerage services to the Company. For 2020, the fees for such brokerage services were approximately $180,000.

Role of management. In setting compensation for 2020, our Chief Executive Officer and Chief Financial Officer worked closely with the board of directors and compensation committee to determine appropriate levels of pay and the annual cash-based incentives and performance goals under our 2020 Bonus Program. Our Chief Executive Officer makes recommendations to the board of directors regarding compensation changes for our executive officers (other than himself) because of his daily involvement with our executive team. No executive officer participated directly in the final deliberations or determinations regarding his or her own compensation package.

Use of comparative market data going forward. In preparation for this offering, the board of directors will assess (and will continue to assess) the competitiveness of each element of the executive officers’ total direct compensation against an executive pay peer group, which is intended to be established in consultation with Willis Towers Watson.

In developing this peer group, we expect the board of directors will be considering a number of factors, including:

•	Size and Complexity of the organization based on revenue and market capitalization;

•	Our Market for Talent (companies from which we source and potentially lose executive talent); and

•

Company Characteristics such as companies with a focus on hospitality, premium lifestyle brand recognition, multi-operating units, subscription-based revenue generation, and health and wellness focused organizations.

The board of directors does not intend to establish compensation levels solely based on a review of competitive data. However, it believes such data is a meaningful input to our compensation policies and practices in order to motivate, attract and retain qualified executive officers. The board of directors may also consider a number of other factors, including company performance relative to our stakeholder priorities, each executive’s impact and criticality to our strategy and mission, relative scope of responsibility and potential, individual performance and demonstrated leadership, and internal equity pay considerations.

Elements of Our Executive Compensation Program

Historically, and for fiscal 2020, our executive compensation program consisted of the elements highlighted in the table below, each established to achieve the compensation objective specified below. We view each component of our executive compensation program as related but distinct, and we also intend to regularly reassess the total compensation of our named executive officers to meet our overall compensation objectives. Historically, not all components have been provided to all named executive officers. In addition, we have determined the appropriate level for each compensation component based in part, but not exclusively, on our understanding of the competitive market based on the experience of members of the board of directors and compensation committee and consistent with our recruiting and retention goals, the length of service of our named executive officers, our overall performance, and other considerations we consider appropriate for setting compensation.

We do not currently have, and we do not expect to have, formal policies relating to the allocation of total compensation among the various elements of our compensation program.

As we continue to develop a public company compensation structure, we anticipate that we will increasingly rely on benchmarking and other market data provided by external consultants in setting compensation for our executive officers, including our named executive officers. Accordingly, the compensation paid to our named executive officers for fiscal 2020 is not necessarily indicative of how we will compensate our named executive officers after this offering.

COMPENSATION ELEMENT	COMPENSATION OBJECTIVES DESIGNED TO BE ACHIEVED AND KEY FEATURES
Base Salary	Attracts and retains key talent by providing base cash compensation at competitive levels

Cash-Based Incentive Compensation	Provides short-term incentives based on annual performance

Equity-Based Compensation	Provides long-term incentives to drive financial and operational performance and align our executives’ interests with our stockholders’ interests

Health and Welfare Benefits and Perquisites	Motivates and rewards key talent through the provision of reasonable and competitive benefits

Deferred Compensation and Other Retirement Benefits	Attracts and retains key talent by providing vehicles to plan for the future

Employment and Severance Arrangements	Retains key talent through the provision of protections in the event of certain qualifying terminations or corporate events

Base Salary

The base salaries of our named executive officers are an important part of their total compensation package, and are intended to reflect their respective positions, duties and responsibilities. Base salary is a visible and stable fixed component of our compensation program. We intend to continue to evaluate the mix of base salary, short-term incentive compensation and long-term incentive compensation to appropriately align the interests of our named executive officers with those of our stockholders.

Effective March 15, 2020, in response to the COVID-19 pandemic and its impact on the cash flow of our business and to align with the long-term interests of the Company, our executives volunteered to forego their base salaries. Mr. Akradi declined any salary for the remainder of 2020 and 100% of the salaries for our named executive officers other than Mr. Akradi were voluntary foregone from March 15, 2020 through July 18, 2020, and 50% foregone from July 19, 2020 through September 26, 2020, following which time such reductions ceased and salaries were fully restored to pre-COVID-19 amounts. On January 29, 2021, the salary amounts that had been foregone by our executives were fully repaid in respect of 2020 service, other than with respect to Mr. Akradi who did not receive his base salary amount that had been foregone.

The following table sets forth the base salaries paid to our named executive officers for fiscal 2020 (including amounts that were foregone by the executives but later paid in 2021):

NAMED EXECUTIVE OFFICER	FISCAL 2020 BASE SALARY
Bahram Akradi (1)	$230,769
Thomas E. Bergmann	$600,000
Eric J. Buss	$500,000
RJ Singh (2)	$389,231
Jeffrey G. Zwiefel	$600,000

(1)	Mr. Akradi voluntarily agreed to forego his 2020 base salary (initially set at $1,000,000) following March 15, 2020.
(2)	Effective April 1, 2020, Mr. Singh’s base salary was increased from $360,000 to $400,000.

2021 Base Salary Adjustments

For 2021, our compensation committee determined that our named executive officers will be entitled to the following base salaries:

NAMED EXECUTIVE OFFICER	FISCAL 2021 BASE SALARY
Bahram Akradi (1)	$50,000
Thomas E. Bergmann	$750,000
Eric J. Buss	$600,000
RJ Singh	$550,000
Jeffrey G. Zwiefel	$750,000

(1)	In lieu of the vast majority Mr. Akradi’s cash base salary for 2021, Mr. Akradi agreed to receive stock-based grants as described immediately below in “—2021 CEO Compensation.”

In connection with this offering, the board of directors approved base salary increases for each of Messrs. Bergmann, Buss, Singh and Zwiefel to $900,000, $750,000, $600,000 and $900,000, respectively, effective as of closing of this offering.

2021 CEO Compensation

For 2021, our compensation committee, in consultation with Mr. Akradi and our board of directors, established a new compensation program for Mr. Akradi, whom it considers critical to retain and incentivize in light of his sustained and unparalleled leadership since the inception of the Company. Under the new program, the compensation committee reduced Mr. Akradi’s base salary from $1,000,000 to $50,000 and set his target bonus at $0, per Mr. Akradi’s preference. In lieu of such cash compensation for 2021 and in light of the foregone salary and bonuses in 2020, the compensation committee determined to grant Mr. Akradi equity awards of 525,714 restricted stock units and 500,000 shares of restricted Series A Preferred Stock, which it viewed as an important tool for further aligning Mr. Akradi’s interests with those of the Company’s stockholders and incentivizing the creation of long-term value for the Company.

Cash-Based Incentive Compensation

2020 Bonus Program

We consider annual cash incentive bonuses to be an important component of our total compensation program and they provide incentives necessary to retain executive officers. We use cash bonuses to motivate our executive officers to achieve our short-term financial and strategic objectives while making progress towards our longer-term growth and other goals.

Each named executive officer was eligible to receive an annual performance-based cash bonus based on a specified target annual bonus award amount, as follows:

NAMED EXECUTIVE OFFICER	FISCAL 2020 TARGET BONUS
Bahram Akradi	$2,823,000
Thomas E. Bergmann	$500,000
Eric J. Buss	$225,000
RJ Singh(1)	$200,000
Jeffrey G. Zwiefel	$400,000

(1)	Effective April 1, 2020, Mr. Singh’s target bonus opportunity was increased from $180,000 to $200,000.

For 2020, we operated an annual cash-based incentive program for eligible team members, including our named executive officers, pursuant to which participants could receive bonuses based on our achievement of specified Management EBITDA targets (the “2020 Bonus Program”). For purposes of the 2020 Bonus Program, “Management EBITDA” is defined as net income (loss) before interest expense, net, provision for (benefit from) income and depreciation and amortization, excluding the impact of share-based compensation expense, pre-opening expenses, non-cash rent expense, gain (loss) on sale-leaseback transactions, capital transaction costs, legal settlements, asset impairment, severance, and other adjustments that are not indicative of our ongoing operations including incremental costs related to COVID-19, as further adjusted for incremental rent expenses incurred subsequent to the take-private transaction in 2015.

Under the 2020 Bonus Program, each named executive officer, other than Mr. Akradi, was eligible for a bonus amount in connection with the achievement of certain specified threshold, target and/or maximum Management EBITDA bonus targets. Bonus payouts were to be determined using linear interpolation if achievement fell between threshold and target or target and maximum levels. If the threshold Management EBITDA targets were not achieved for fiscal 2020, no bonuses were to have been paid out under the 2020 Bonus Program. If the maximum Management EBITDA targets were exceeded with respect to fiscal 2020, participants would still only be eligible to receive payouts equal to their maximum bonus opportunity.

Our named executive officers other than Mr. Akradi were subject to the following Management EBITDA targets for fiscal 2020:

MANAGEMENT EBITDA GOAL	MANAGEMENT EBITDA (IN MILLIONS)
Threshold	$575.0
Target	$591.0
Maximum	$605.0

For fiscal 2020, Mr. Akradi was subject to Management EBITDA targets pursuant to his employment agreement, as set forth below:

MANAGEMENT EBITDA GOAL	MANAGEMENT EBITDA (IN MILLIONS)
Threshold	$522.5
Target	$550.0
Maximum	$577.5

In addition to the objective component of the 2020 Bonus Program, each named executive officer other than Mr. Akradi was eligible to receive a subjective bonus amount as determined by Mr. Akradi in his discretion. Messrs. Bergmann, Buss, Singh and Zwiefel were eligible to receive up to $100,000, $50,000, $100,000 and $75,000, respectively, as an individual discretionary bonus. These bonuses were not paid for 2020.

Given the effects of the COVID-19 pandemic on our business, the threshold performance level under the 2020 Bonus Program was not achieved. As a result, no payouts were made under the 2020 Bonus Program.

Following the completion of this offering and starting for 2022, we expect that our board of directors and/or the compensation committee will establish and administer a new cash incentive program pursuant to which our executives will be eligible to earn incentive bonuses based on the achievement of pre-established performance goals. In connection with this offering, the board of directors approved target bonus opportunities for Mr. Akradi of 200% of his base salary and for each of Messrs. Bergmann, Buss, Singh and Zwiefel of 67% of their respective base salaries, commencing as of fiscal year 2022.

CEO Guaranteed Bonus

Mr. Akradi was also entitled to a $1,000,000 guaranteed bonus for 2020 pursuant to his employment agreement. As discussed above in the section titled “Executive Summary—2020 Compensation Decisions: Responding to the COVID-19 Crisis”, Mr. Akradi voluntarily agreed to forego his right to receive such bonus for 2020.

2020 Special Bonuses

Our corporate performance goals under the 2020 Bonus Program were approved in early 2020 before the COVID-19 pandemic had begun to significantly impact economic activity in the United States and therefore did not take into account any anticipated impact of COVID-19 on our annual performance.

We determined in our discretion to award special one-time cash bonuses to each named executive officer other than Mr. Akradi equal to such executive’s target bonus opportunity under the 2020 Bonus Program in recognition of the extraordinary efforts required from these executives to successfully lead the Company through the COVID-19 pandemic, as set forth below:

NAMED EXECUTIVE OFFICER	SPECIAL BONUS PAYOUT
Bahram Akradi	$0
Thomas E. Bergmann	$500,000
Eric J. Buss	$225,000
RJ Singh	$200,000
Jeffrey G. Zwiefel	$400,000

The amount of these special bonuses awarded to each named executive officer for fiscal 2020 are included below in the Summary Compensation Table in the column entitled “Bonus.”

Equity-Based Compensation

We view equity-based compensation as a critical component of our balanced total compensation program. Equity-based compensation creates an ownership culture among our executives that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders.

While we do not currently have any formal policy for determining the number of equity-based awards to grant to named executive officers, to reward and retain our executive officers in a manner that best aligns their interests with the interests of our stockholders, we have historically used a combination of stock options vesting based on both time and performance conditions, and on occasion, restricted stock and restricted stock units as equity incentive vehicles. Because our executive officers are able to benefit from stock options only if the market price of our common stock increases relative to the option’s exercise price, we believe stock options provide meaningful incentives to our executive officers to achieve increases in the value of our stock over time, while restricted stock and restricted stock units promote ownership and retention. In addition, by granting equity awards emphasizing our commitment to “at risk” compensation, we believe performance-based stock options and restricted stock awards are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the receipt of the shares underlying such awards to our future performance.

Prior this offering, we maintained the LTF Holdings, Inc. 2015 Equity Incentive Plan (as amended, the “2015 Plan”), pursuant to which we have historically granted awards to our eligible service providers, including our named executive officers.

Under the 2015 Plan, Mr. Akradi was granted an option to purchase 9,388,000 shares of our common stock on October 6, 2015 at an exercise price of $10.00, that is eligible to vest and become exercisable based upon our principal stockholders’ receipt of proceeds equal to specified multiples of their investment or an internal rate of return in connection with, and measured as of the occurrence, of (i) a change of control, (ii) an initial public offering, and/or (iii) the date of Mr. Akradi’s termination of employment by reason of death or disability, subject to his continued employment through the date of such event. Specifically, Mr. Akradi’s options would be eligible to vest in three equal tranches in connection with any of the foregoing events if the principal stockholders received proceeds of at least 2.0, 2.5 and 3.0 times their investment, respectively. Further, solely in the event of a change of control, such options would be eligible to vest in two equal tranches in which the principal stockholders received proceeds resulting in an internal rate of return of at least 20% and 25%, respectively, if such calculation would result in additional vesting for Mr. Akradi. The performance conditions with respect to Mr. Akradi’s options were deemed satisfied by our board of directors in 2019, as described below.

In addition, (i) Messrs. Bergmann, Buss and Zwiefel were granted 1,200,000, 750,000 and 900,000 options, respectively, on June 8, 2016 at an exercise price of $10.00 per share; (ii) Messrs. Singh and Zwiefel were each granted 100,000 options on March 31, 2017 and March 23, 2017, respectively, at an exercise price of $11.48 per share (of which, for Mr. Singh, 20,000 options were then repurchased by the Company in July 2019 (see “Certain Relationships and Related Party Transactions—Stock Option Purchase Offer”)); and (iii) Mr. Singh was granted 170,000 options on February 10, 2020 at an exercise price of $25.00 per share in connection with his promotion to his current position with the Company. Each option for our other named executive officers vests in five ratable installments on the first of the month of each of the first five anniversaries of the vesting commencement date and becomes fully vested and exercisable upon both a change of control or the expiration of the lock-up period related to an initial public offering (or death or disability) and the Company’s having met certain performance metrics (other than with respect to Mr. Singh’s 2020 option award, which was granted after the desired Company performance metrics applicable to the options awarded to our team members were already deemed satisfied), subject to the executive’s continued employment through the applicable vesting and exercisability dates.

Our board of directors determined that the Company had met the necessary performance for the exercisability of our team members’ (including each of our named executive officers) options as of July 3, 2019, and as a result the applicable performance conditions of such options were deemed met (though such options were still subject to the applicable time-based vesting requirement).

In connection with this offering, all outstanding options held by our named executive officers other than Mr. Akradi that were granted in 2020 or earlier will become fully vested and exercisable on the date following the expiration of the lock-up period related to this offering, and Mr. Akradi’s options will become fully vested and exercisable as of the date of consummation of this offering.

2021 Incentive Award Plan. In connection with this offering, we adopted the 2021 Incentive Award Plan, referred to below as the “2021 Plan”, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and other service providers to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. For additional information regarding the 2021 Plan, please see the section titled “Equity Incentive Plans” below.

IPO Grants

In connection with this offering, we intend to grant certain employees, including our named executive officers other than Mr. Akradi, stock options and restricted stock unit awards under the 2021 Plan with respect to an aggregate value of approximately $23,520,000, subject to the completion of this offering.

Under the 2021 Plan, Messrs. Bergmann, Buss, Singh and Zwiefel will be granted awards with an aggregate value of $1,800,000, $1,500,000, $2,200,000 and $1,800,000, respectively. Mr. Akradi determined to voluntarily forego an offering grant that he was eligible to receive under his CEO Offer Letter (as defined below).

Of the grant-date value of each such named executive officer’s awards, approximately 50% will be granted in the form of restricted stock units and 50% will be granted in the form of nonqualified stock options, which number of options shall be determined using a Black-Scholes methodology. All stock options granted in connection with this offering will have a per share exercise price equal to the offering price. Each such option and restricted stock unit award granted in connection with this offering will vest in four ratable annual installments on each of the first four anniversaries of the grant date, subject to the executive’s continued service through the applicable vesting dates.

Health and Welfare Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time U.S. employees.

We also provide executive disability insurance to certain executives, including our named executive officers. Certain of our named executive officers also receive usage of a Company car, and phone and remote working, or “home connectivity”, allowances. Home connectivity for Mr. Akradi includes a high-speed network providing seamless integration of the computing and telephonic environments at Mr. Akradi’s home offices with those of our corporate headquarters, including the ability to use his home offices as a full-service remote location for business meetings. Phone allowance for our named executive officers includes a phone stipend paid monthly.

In addition to the benefits described above, our named executive officers received perquisites for which there was no incremental cost to us. These perquisites include use of company tickets to certain entertainment events and minor personal travel expenses associated with travel and lodging for which the purpose of the trip was primarily business-related and de minimis use of our Company’s support staff for assistance with personal matters. In addition, Mr. Akradi receives the benefit of using a portion of a Company administrative assistant’s time for his personal financial and administrative matters.

In addition, we maintain aircraft that are used primarily for business air travel by our executive officers. From time to time, certain of our executive officers use the Company aircraft for personal air travel. Further, personal guests accompanied Mr. Akradi and the other named executive officers from time to time while they utilized our aircraft for business-related purposes. However, there were no incremental costs for such guest travel.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. In the future, we may provide additional perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be subject to periodic review by the compensation committee.

Tax Gross-Ups

Each of our named executive officers other than Mr. Akradi receives a tax gross-up associated with the use of a Company car provided to him. Messrs. Bergman, Buss, Singh and Zwiefel received gross-ups of $4,716, $5,112, $2,941 and $1,732, respectively, for 2020. Mr. Akradi receives a tax gross-up associated with his use of Company administrative support for assistance with his personal financial and administrative matters, which amount was $19,389 for 2020. In general, no other tax gross-ups are paid to the named executive officers by the Company.

Deferred Compensation and Other Retirement Benefits

401(k) Plan

We currently maintain a 401(k) retirement savings plan for substantially all of our full-time employees who have at least six months of service and are at least 21 years of age, including our named executive officers. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit, and contribute these amounts to the 401(k) plan. We do not provide any mandatory matching contributions to our named executive officers. We made discretionary contributions to the 401(k) plan in 2019, but we did not make any contribution to the 401(k) plan during 2020.

We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Other Retirement Plans

We offer the Executive Nonqualified Excess Plan of Life Time Fitness, or Excess Plan, a non-qualified deferred compensation plan, for the benefit of employees whose projected compensation for the upcoming plan year would meet or exceed the IRS limit for determining highly compensated employees. Mr. Zwiefel is the only named executive officer who currently participates in the Excess Plan.

Employees eligible to participate in the Excess Plan, including but not limited to our executives, may elect to defer up to 50% of their annual base salary and/or annual bonus earnings to be paid in any coming year. The investment choices available to participants under the non-qualified deferred compensation plan are of the same type and risk categories as those offered under our 401(k) plan and may be modified or changed by the participant or us at any time. Participants are generally eligible to receive distributions of their accounts as in-service payments or upon a separation from service. The Company may elect to make matching contributions, which vest in four ratable installments and which will accelerate and vest in the event of a participant’s qualifying separation from service, including by reason of death, disability or qualifying retirement. Distributions can be paid out as a lump sum or in annual installments over a term of up to 10 years. We did not make any matching contribution to this plan during 2020. See “ —Nonqualified Deferred Compensation Table” for further information regarding the Excess Plan.

Employment and Severance Arrangements

We are party to employment agreements with each of our named executive officers other than Mr. Singh, which provide for severance benefits in connection with certain qualifying terminations. As part of the offering contemplated by this registration statement, we have entered into new offer letters and/or employment agreements with each of our named executive officers. For further discussion of these agreements, see “—Named Executive Officer Employment Arrangements” below.

Tax Considerations

As a general matter, our board of directors and/or compensation committee review and consider the various tax and accounting implications of compensation programs we utilize.

Section 409A of the Internal Revenue Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.

Section 280G of the Internal Revenue Code

Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies that undergo a change in control. In addition, Section 4999 of the Code imposes a 20% penalty on the individual receiving the excess payment.

Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, we expect the compensation committee will consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 280G of the Code. However, the compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Code generally limits, for U.S. corporate income tax purposes, the annual tax deductibility of compensation paid to certain current and former executive officers to $1 million, subject to a transition rule for written binding contracts in effect on November 2, 2017, and not materially modified after that date. Prior to the enactment of the Tax Cuts and Jobs Act of 2017 (the “Tax Reform Act”), Section 162(m) included an exception for compensation deemed “performance-based”. Pursuant to the Tax Reform Act, the exception for “performance-based” compensation has been repealed, effective for tax years beginning after December 31, 2017 and, therefore, compensation previously intended to be “performance-based” may not be deductible unless it qualifies for the transition rule. Due to uncertainties in the applications of Section 162(m) and the Tax Reform Act, there is no guarantee that compensation intended to satisfy the requirements for deduction will not be challenged or disallowed by the IRS. Furthermore, although the Company believes that tax deductibility of executive compensation is an important consideration, the compensation committee in its judgement may, nevertheless, authorize compensation payments that are not fully tax deductible.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718, “Stock Compensation.” The Company also takes into consideration ASC Topic 718 and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

2020 Summary Compensation Table

The following table contains information about the compensation earned by each of our named executive officers during our most recently completed fiscal year ended December 31, 2020.

NAME AND PRINCIPAL POSITION	SALARY ($)	BONUS ($)(1)	OPTION AWARDS ($)(2)	ALL OTHER COMPENSATION ($)(3)	TOTAL ($)
Bahram Akradi	230,769	—	—	154,860	385,629
Founder, Chairman & Chief Executive Officer
Thomas E. Bergmann	600,000	500,000	—	16,836	1,116,836
President & Chief Financial Officer
Eric J. Buss	500,000	225,000	—	23,332	748,332
Executive Vice President & Chief Administrative Officer
RJ Singh	389,231	200,000	1,288,600	12,686	1,890,517
Executive Vice President & Chief Digital Officer
Jeffrey G. Zwiefel	600,000	400,000	—	12,327	1,012,327
President & Chief Operating Officer

(1)	Amounts reflect special bonuses paid to each of our named executive officers other than Mr. Akradi in respect of 2020, as described above under “Bonuses — 2020 Special Bonuses”.
(2)

Amounts reflect the full grant-date fair value of stock options granted during fiscal 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 10 to the consolidated financial statements included in this prospectus.

(3)	All Other Compensation for 2020 includes:

NAME	AUTO ALLOWANCE/ USE OF COMPANY CAR ($)	COMPANY CAR GROSS-UP ($)	PHONE ALLOWANCE ($)	PERSONAL USE OF COMPANY AIRCRAFT ($)(1)	HOME CONNECTIVITY ($)	EXECUTIVE LONG-TERM DISABILITY INSURANCE ($)	OTHER ($)(2)	TOTAL($)
Bahram Akradi	13,875	—	600	61,054	19,046	2,220	58,065	154,860
Thomas E. Bergmann	9,000	4,716	900	—	—	2,220	—	16,836
Eric J. Buss	11,500	5,112	3,600	—	900	2,220	—	23,332
RJ Singh	6,625	2,941	900	—	—	2,220	—	12,686
Jeffrey G. Zwiefel	3,875	1,732	3,600	—	900	2,220	—	12,327

(1)

We determine the incremental costs of the personal use of Company aircraft based on the variable operating costs to us, which includes (i) aircraft fuel expenses; (ii) remote hangar, landing, ramp, and airport fees; (iii) customs, foreign permit and similar fees; (iv) crew travel expenses; (v) supplies and catering; and (vi) passenger ground transportation. Flights where there are no passengers on Company aircraft (so-called “deadhead” flights) are allocated to the executive when in connection with personal use. Because Company aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as aircraft permanent hangar rent, insurance, depreciation and pilot salaries.

(2)

Includes (i) $2,667 value of myLT Buck$, a member rewards currency and (ii) $55,398, which consists of the costs of personal administrative support provided to Mr. Akradi, or $36,009, and the associated gross-up of $19,389 provided to Mr. Akradi.

Grants of Plan-Based Awards in Fiscal 2020

The following table provides supplemental information relating to grants of plan-based awards made during fiscal 2020 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during fiscal 2020.

NAME	GRANT DATE		ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/Sh)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)
Bahram Akradi	N/A		455,000	2,823,000	3,388,000	—	—	—
Thomas E. Bergmann	N/A		400,000	500,000	600,000	—	—	—
Eric J. Buss	N/A		150,000	225,000	300,000	—	—	—
RJ Singh	N/A		125,000	200,000	275,000	—	—	—
	2/10/2020	(2)	—	—	—	170,000	25.00	1,288,600
Jeffrey G. Zwiefel	N/A		300,000	400,000	500,000	—	—	—

(1)	Represents threshold, target and maximum payouts under the 2020 Bonus Program. No named executive officer earned a bonus under the 2020 Bonus Program with respect to 2020.
(2)

On February 10, 2020, Mr. Singh received an option to purchase 170,000 shares of our common stock. The options will vest in five ratable annual installments on each of the first five anniversaries of October 1, 2019, to coincide with the date of his promotion to his current role, subject to Mr. Singh’s continued service through the applicable vesting dates.

NARRATIVE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Named Executive Officer Employment Arrangements

Prior to this offering, we had entered into employment agreements with certain of our named executive officers. In connection with this offering we have entered into a new offer letter with Mr. Akradi and have entered into new employment agreements with each of our named executive officers. The principal elements of the employment agreements as in effect prior to this offering in 2020 and the new offer letter with Mr. Akradi and the new employment agreements with each of our other named executive officers are summarized below.

Prior Employment Agreements

Bahram Akradi

On October 6, 2015, we entered into an employment agreement with Mr. Akradi, as was subsequently amended on December 20, 2016 (the “CEO Employment Agreement”), pursuant to which Mr. Akradi is employed as Chief Executive Officer. The CEO Employment Agreement provides for an initial term of employment through December 31, 2020, and Mr. Akradi has continued to remain employed with us in accordance with its terms.

Pursuant to the CEO Employment Agreement, Mr. Akradi was entitled to an initial base salary of $1,000,000 per year, an annual performance-based cash bonus, payable based on the achievement of specified company EBITDA goals established by the board of directors and a guaranteed annual bonus of $1,000,000 through the end of the term of the CEO Employment Agreement. In addition, the CEO Employment Agreement provided for an initial stock option award as well as performance-based restricted shares to be granted annually on April 1 of each of 2016 – 2020. Pursuant to the CEO Employment Agreement, Mr. Akradi was granted restricted shares in 2016 and 2017, which have since fully vested. On November 13, 2017, in lieu of any future rights to restricted stock awards pursuant to the CEO Employment Agreement, Mr. Akradi and the board of directors mutually agreed that the outstanding restricted stock awards held by Mr. Akradi would accelerate and vest and Mr. Akradi would also receive 1,955,000 shares of our common stock.

Pursuant to the CEO Employment Agreement, Mr. Akradi was also subject to 18-month post-termination non-competition and non-solicitation covenants, as well as perpetual confidentiality and non-disparagement covenants.

Pursuant to the terms of the CEO Employment Agreement, the Company had certain obligations that become due in the event of termination. If Mr. Akradi’s employment is terminated by the Company other than for Cause (as defined below, and excluding death or disability) or by Mr. Akradi for Good Reason (as defined below), then in addition to any accrued amounts, subject to Mr. Akradi’s execution and non-revocation of a release of claims, Mr. Akradi would have been eligible to receive a severance payment equal to one-and-a-half times (1.5x) the sum of (a) his annual base salary, (b) his guaranteed bonus, or $1 million, and (c) his target annual cash bonus for the year in which termination occurs, payable in substantially equal installments in accordance with the Company’s regular payroll practices over the eighteen (18) month period following termination. Notwithstanding the foregoing, if Mr. Akradi was terminated for Cause due to his indictment for (x) any serious or violent felony or (y) any crime involving dishonesty, fraud or unlawful behavior against or at the expense of the Company, and as of the 18-month anniversary of the date of his termination for Cause, Mr. Akradi has neither been convicted of, nor pled nolo contendere to, such felony or crime (or the indictment is withdrawn prior to such date, referred to as the “indictment end date”), Mr. Akradi would have been entitled to the severance payment set forth in the preceding sentence, payable in substantially equal installments in accordance with the Company’s regular payroll practices over the 18 month period following the indictment end date.

Upon a termination due to death or disability, in addition to the accrued amounts, Mr. Akradi would have been eligible to receive, subject to the execution and non-revocation of a release of claims, (i) the annual cash bonus he would have been entitled to receive had he remained employed until the end of the fiscal year (prorated for the period of active employment during the fiscal year), and (ii) the annual cash bonus he would have been entitled to receive had he remained employed until the end of the fiscal year (prorated for the period of active employment during the fiscal year).

For purposes of the CEO Employment Agreement, “Cause” means that Mr. Akradi has: (i) been convicted of, pleaded nolo contendere to or been indicted for, (A) any serious or violent felony or (B) any crime involving dishonesty, fraud or unlawful behavior against or at the expense of the Company; or (ii) engaged in gross negligence or willful misconduct in the performance of his duties, where such acts adversely affect the business affairs of the Company in a material way.

For purposes of the CEO Employment Agreement, “Good Reason” means that, without Mr. Akradi’s express written consent, any of the following conditions shall occur, provided that none of the following conditions shall constitute Good Reason unless Mr. Akradi first gives written notice to the Company within 90 days of the first occurrence of the condition, delineating the claimed breach and setting forth Mr. Akradi’s intention to terminate his employment if such breach is not duly remedied within 30 business days, and the Company fails to cure the condition within such 30-day period: (i) the Company has breached any material term(s) or material condition(s) of the CEO Employment Agreement, which breach was not caused by Mr. Akradi; (ii) the Company relocates its executive offices outside of a seventy-five (75) mile radius of its current location, and the relocation results in a material change to the geographic location at which Mr. Akradi performs services; or (iii) the Company has assigned duties and responsibilities to Mr. Akradi that are materially inconsistent with Mr. Akradi’s position, duties and responsibilities as set forth in Section 2(b) of the CEO Employment Agreement, such that there occurs a material reduction in Mr. Akradi’s duties, responsibilities or authority as set forth in Section 2(b).

Thomas E. Bergmann

On January 29, 2016, we entered into an employment agreement with Mr. Bergmann (the “CFO Employment Agreement”), pursuant to which Mr. Bergmann is employed as President & Chief Financial Officer. The CFO Employment Agreement provides for an indefinite “at-will” term of employment.

Pursuant to the CFO Employment Agreement, Mr. Bergmann is entitled to a base salary of $600,000 per year and is eligible for an annual performance-based cash bonus, with an initial target bonus opportunity of $400,000. In addition, the CFO Employment Agreement provides for an initial stock option award of 1,200,000 options and Mr. Bergmann’s use of a Company car.

Pursuant to the CFO Employment Agreement, Mr. Bergmann is also subject to 18-month post-termination non-competition and non-solicitation covenants, as well as perpetual confidentiality and non-disparagement covenants.

Pursuant to the terms of the CFO Employment Agreement, the Company has certain obligations that become due in the event of termination. If Mr. Bergmann’s employment is terminated by the Company other than for Cause (as defined below, and excluding death or disability) or by Mr. Bergmann for Good Reason (as defined below), then in addition to any accrued amounts, subject to Mr. Bergmann’s execution and non-revocation of a release of claims, Mr. Bergmann is eligible to receive (i) a severance payment equal to one-half times (0.5x) the sum of (a) his annual base salary and (b) his target annual cash bonus for the year in which termination occurs, subject to certain limitations on the amount as set forth in the CFO Employment Agreement, payable in substantially equal installments in accordance with the Company’s regular payroll practices over the six (6) month period following termination; provided, that if the severance payment is reduced pursuant to the terms of the CFO Employment Agreement, Mr. Bergmann will be entitled to an additional lump sum severance payment equal to the amount of the reduction of such severance payment; (ii) an amount equal to the sum of (a) his annual base salary and (b) his target annual cash bonus for the year in which termination occurs, payable over the twelve (12) month period commencing after the completion of any installment payments pursuant to clause (i) in substantially equal installments in accordance with the Company’s regular payroll practices; and (iii) continued COBRA coverage for up to eighteen (18) months.

For purposes of the CFO Employment Agreement, “Cause” means that Mr. Bergmann has: (i) been convicted of, pleaded nolo contendere to or been indicted for, (A) any serious or violent felony or (B) any crime involving dishonesty, fraud or unlawful behavior against or at the expense of the Company; or (ii) engaged in gross negligence or willful misconduct in the performance of his duties, where such acts adversely affect the business affairs of the Company in a material way, provided that the foregoing shall not constitute Cause unless the Company first gives written notice to Mr. Bergmann within 90 days of the first occurrence of the condition, delineating the claimed breach and setting forth the Company’s intention to terminate his employment if such breach is not duly remedied within 30 business days, and Mr. Bergmann fails to cure the condition within such 30-day period.

For purposes of the CFO Employment Agreement, “Good Reason” means that, without Mr. Bergmann’s express written consent, any of the following conditions shall occur, provided that none of the following conditions shall constitute Good Reason unless Mr. Bergmann first gives written notice to the Company within 90 days of the first occurrence of the condition, delineating the claimed breach and setting forth Mr. Bergmann’s intention to terminate his employment if such breach is not duly remedied within 30 business days, and the Company fails to cure the condition within such 30-day period: (i) the Company has breached any material term(s) or material condition(s) of the CFO Employment Agreement, which breach was not caused by Mr. Bergmann; (ii) the Company relocates its executive offices outside of a seventy-five (75) mile radius of its current location, and the relocation results in a material change to the geographic location at which Mr. Bergmann performs services; (iii) the Company has reduced, with respect to a fiscal year, the sum of Mr. Bergmann’s annual base salary and target annual cash bonus (other than a reduction to his annual base salary which is part of a Company-wide reduction in base salaries applicable to similarly situated employees, but which does not exceed ten percent (10%) of his base salary at the time of the reduction); (iv) the Company has assigned duties and responsibilities to Mr. Bergmann that are materially inconsistent with Mr. Bergmann’s position, duties and responsibilities as set forth in Section 2(b) of the CFO Employment Agreement, such that there occurs a material reduction in Mr. Bergmann’s duties, responsibilities or authority as set forth in Section 2(b) of the CFO Employment Agreement; or (v) the Company has Mr. Bergmann report directly to any officer other than the Chief Executive Officer of the Company.

Eric J. Buss

In October 2016, we entered into an employment agreement with Mr. Buss (the “Buss Employment Agreement”), pursuant to which Mr. Buss is employed for an indefinite “at-will” term of employment as the Company’s Executive Vice President & Chief Compliance Officer.

Pursuant to the Buss Employment Agreement, Mr. Buss is entitled to a base salary of $500,000 per year and is eligible for an annual performance-based cash bonus, with an initial target bonus opportunity of $150,000. In addition, the Buss Employment Agreement provides for a stock option award of 750,000 options and Mr. Buss’ use of a Company car.

Pursuant to the Buss Employment Agreement, Mr. Buss is also subject to an 18-month post-termination non-compete covenant and 12-month post-termination non-solicitation covenants, as well as perpetual confidentiality and non-disparagement covenants.

Pursuant to the terms of the Buss Employment Agreement, the Company has certain obligations that become due in the event of termination. If Mr. Buss’ employment is terminated by the Company other than for Cause (as defined below, and excluding death or disability) or by Mr. Buss for Good Reason (as defined below), then in addition to any accrued amounts, subject to Mr. Buss’ execution and non-revocation of a release of claims, Mr. Buss is eligible to receive (i) a severance payment equal to one-half times (0.5x) the sum of (a) his annual base salary and (b) his target annual cash bonus for the year in which termination occurs, subject to certain limitations on the amount as set forth in the Buss Employment Agreement, payable in substantially equal installments in accordance with the Company’s regular payroll practices over the six (6) month period following termination; provided, that if the severance payment is reduced pursuant to the terms of the Buss Employment Agreement, Mr. Buss will be entitled to an additional lump sum severance payment equal to the amount of the reduction of such severance payment; (ii) an amount equal to the sum of (a) his annual base salary and (b) his target annual cash bonus for the year in which termination occurs, payable over the twelve (12) month period commencing after the completion of any installment payments pursuant to clause (i) in substantially equal installments in accordance with the Company’s regular payroll practices; and (iii) continued COBRA coverage for up to eighteen (18) months.

For purposes of the Buss Employment Agreement, “Cause” has the same general meaning as in the CFO Employment Agreement.

For purposes of the Buss Employment Agreement, “Good Reason” means that, without Mr. Buss’s express written consent, any of the following conditions shall occur, provided that none of the following conditions shall constitute Good Reason unless Mr. Buss first gives written notice to the Company within 90 days of the first occurrence of the condition, delineating the claimed breach and setting forth Mr. Buss’ intention to terminate his employment if such breach is not duly remedied within 30 business days, and the Company fails to cure the condition within such 30-day period: (i) the Company has breached any material term(s) or material condition(s) of the Buss Employment Agreement, which breach was not caused by Mr. Buss; (ii) the Company relocates its executive offices outside of a seventy-five (75) mile radius of its current location, and the relocation results in a material change to the geographic location at which Mr. Buss performs services; (iii) the Company has reduced, with respect to a fiscal year, the sum of Mr. Buss’ annual base salary and target annual cash bonus (other than a reduction to his annual base salary which is part of a Company-wide reduction in base salaries applicable to similarly situated employees, but which does not exceed ten percent (10%) of his base salary at the time of the reduction) or (iv) the Company has assigned duties and responsibilities to Mr. Buss that are materially inconsistent with Mr. Buss’ position, duties and experience, such that there occurs a material reduction in Mr. Buss’ duties, responsibilities or authority as set forth in Section 2(b) of the Buss Employment Agreement.

Jeffrey G. Zwiefel

In March 2017, we entered into an employment agreement with Mr. Zwiefel (the “COO Employment Agreement”), pursuant to which Mr. Zwiefel is employed as President & Chief Operating Officer. The COO Employment Agreement provides for an indefinite “at-will” term of employment.

Pursuant to the COO Employment Agreement, Mr. Zwiefel is entitled to a base salary of $600,000 per year and is eligible for an annual performance-based cash bonus, with an initial target bonus opportunity of no less than $200,000. In addition, the COO Employment Agreement provides for Mr. Zwiefel’s use of a Company car.

Pursuant to the COO Employment Agreement, Mr. Zwiefel is also subject to 18-month post-termination non-competition and non-solicitation covenants, as well as perpetual confidentiality and non-disparagement covenants.

Pursuant to the terms of the COO Employment Agreement, the Company has certain obligations that become due in the event of termination. If Mr. Zwiefel’s employment is terminated by the Company other than for Cause (as defined below, and excluding death or disability) or by Mr. Zwiefel for Good Reason (as defined below), then in addition to any accrued amounts, subject to Mr. Zwiefel’s execution and non-revocation of a release of claims, Mr. Zwiefel is eligible to receive (i) a severance payment equal to one-half times (0.5x) the sum of (a) his annual base salary and (b) his target annual cash bonus for the year in which termination occurs, subject to certain limitations on the amount as set forth in the COO Employment Agreement, payable in substantially equal installments in accordance with the Company’s regular payroll practices over the six (6) month period following termination; provided, that if the severance payment is reduced pursuant to the terms of the COO Employment Agreement, Mr. Zwiefel will be entitled to an additional lump sum severance payment equal to the amount of the reduction of such severance payment; (ii) an amount equal to the sum of (a) his annual base salary and (b) his target annual cash bonus for the year in which termination occurs, payable over the twelve (12) month period commencing after the completion of any installment payments pursuant to clause (i) in substantially equal installments in accordance with the Company’s regular payroll practices; and (iii) continued COBRA coverage for up to eighteen (18) months.

Upon a termination due to death or disability, in addition to the accrued amounts, Mr. Zwiefel is eligible to receive, subject to the execution and non-revocation of a release of claims, the annual cash bonus he would have been entitled to receive had he remained employed until the end of the fiscal year (prorated for the period of active employment during the fiscal year).

For purposes of the COO Employment Agreement, “Cause” means that Mr. Zwiefel has: (i) been convicted of, pleaded nolo contendere to or been indicted for, (A) any serious or violent felony or (B) any crime involving dishonesty, fraud or unlawful behavior against or at the expense of the Company; or (ii) engaged in gross negligence or willful misconduct in the performance of his duties, where such acts adversely affect the business affairs of the Company in a material way, provided that the foregoing shall not constitute Cause unless the Company first gives written notice to Mr. Zwiefel within 60 days of the first occurrence of the condition, delineating the claimed breach and setting forth the Company’s intention to terminate his employment if such breach is not duly remedied within 30 business days, and Mr. Zwiefel fails to cure the condition within such 30-day period.

For purposes of the COO Employment Agreement, “Good Reason” means that, without Mr. Zwiefel’s express written consent, any of the following conditions shall occur, provided that none of the following conditions shall constitute Good Reason unless Mr. Zwiefel first gives written notice to the Company within 60 days of the first occurrence of the condition, delineating the claimed breach and setting forth Mr. Zwiefel’s intention to terminate his employment if such breach is not duly remedied within 30 business days, and the Company fails to cure the condition within such 30-day period: (i) the Company has breached any material term(s) or material condition(s) of the COO Employment Agreement, which breach was not caused by Mr. Zwiefel; (ii) the Company relocates its executive offices outside of a seventy-five (75) mile radius of its current location, and the relocation results in a material change to the geographic location at which Mr. Zwiefel performs services; (iii) the Company has reduced, with respect to a fiscal year, the sum of Mr. Zwiefel’s annual base salary and target annual cash bonus (other than a reduction to his base salary which is part of a Company-wide reduction in base salaries applicable to similarly situated employees, but which does not exceed ten percent (10%) of his base salary at the time of the reduction); or (iv) the Company has assigned duties and responsibilities to Mr. Zwiefel that are materially inconsistent with Mr. Zwiefel’s position, duties and responsibilities as set forth in Section 2(b) of the COO Employment Agreement, such that there occurs a material reduction in Mr. Zwiefel’s duties, responsibilities or authority as set forth in Section 2(b).

New Employment Arrangements

Bahram Akradi

Effective as of August 18, 2021, Mr. Akradi entered into an offer letter with us providing for his continued employment with us as Chief Executive Officer and Chairman of our board of directors (the “CEO Offer Letter”). Pursuant to the CEO Offer Letter, commencing as of fiscal year 2022, Mr. Akradi is entitled to a base salary of $1,500,000, an annual performance bonus ranging from 0 – 300% of his base salary and annual equity grants with a target grant date value of at least $7,500,000 for fiscal years 2022 – 2024. In addition, the CEO Offer Letter provides that in connection with this offering, Mr. Akradi will be eligible to receive an equity grant comprised of 50% stock options and 50% restricted stock units with a target grant date value of at least $5,000,000 as determined by the board of directors or compensation committee; provided that the value of such award may be adjusted depending on the price of the Company’s common stock in connection with this offering. Such award will vest over a period of four years in equal annual installments, subject to Mr. Akradi’s continued service through the applicable vesting date(s). Notwithstanding the foregoing, Mr. Akradi has elected to voluntarily forego the receipt of such offering equity grant.

Mr. Akradi is not entitled to severance payments or benefits under the CEO Offer Letter in connection with any termination of employment on or prior to August 18, 2024. In the event that Mr. Akradi’s employment is terminated by the Company without Cause or by Mr. Akradi for Good Reason following August 18, 2024, then, subject to Mr. Akradi’s execution of a release of claims and continued compliance with applicable restrictive covenants, he will be entitled to receive severance benefits that are at least as favorable as those generally provided to other senior executives of the Company as of the date of such termination. Furthermore, the CEO Offer Letter provides for a Section 280G “best net” cutback pursuant to which if payments or benefits received by Mr. Akradi in connection with a change in control constitute Section 280G excess parachute payments subject to the associated excise tax, the amount of payments received by him will be reduced to the extent such reduction would result in Mr. Akradi receiving a larger after-tax amount than if he received the full amount of the payments subject to the excise tax.

In connection with the CEO Offer Letter, Mr. Akradi also entered into an Employee Non-Competition Agreement (the “NCA”). Pursuant to the NCA, Mr. Akradi is subject to perpetual confidentiality and mutual non-disparagement covenants, and non-competition and non-solicit covenants through the later of (i) the 36-month anniversary of this offering and (ii) the 24-month anniversary of Mr. Akradi’s termination of employment with us.

As an inducement for Mr. Akradi to enter the NCA and the CEO Offer Letter (including his agreement to forego the right to receive any severance benefits for the three-year period following the effectiveness of the CEO Offer Letter), we agreed to extinguish the loan under the loan agreement entered into by Mr. Akradi with us, as further described under “Certain Relationships and Related Party Transactions—Stockholder Note Receivable”.

For purposes of the CEO Offer Letter, “Cause” means (a) commission of an act of material fraud or material dishonesty against the Company or any of its subsidiaries; (b) intentional refusal or willful failure to substantially carry out the lawful and reasonable instructions of the board of directors after receiving written notification of the failure from the board of directors (other than any such failure resulting from Mr. Akradi’s disability and excluding any failure to achieve a lawful and reasonable directive following the expenditure by Mr. Akradi of commercially reasonable best efforts); (c) commission of, indictment for, conviction of, guilty plea or “no contest” plea to a felony or to a misdemeanor involving moral turpitude (where moral turpitude means so extreme a departure from ordinary standards of honesty, good morals, justice or ethics as to be shocking to the moral sense of the community); (d) gross misconduct in connection with the performance of Mr. Akradi’s duties; (e) improper disclosure of confidential information, which use or disclosure causes or could reasonably be expected to cause material harm to the Company or any of its subsidiaries; (f) failure to reasonably cooperate with the Company or any of its subsidiaries in any investigation or formal proceeding; or (g) Mr. Akradi’s material breach of the CEO Offer Letter, the NCA or any other written agreement or arrangement with the Company or any of its subsidiaries, provided that the foregoing shall not constitute Cause unless the Company first gives written notice to Mr. Akradi 30 days prior to termination for Cause, delineating the claimed breach and setting forth the Company’s intention to terminate his employment if such breach is not duly remedied within 30 business days, and Mr. Akradi fails to cure the condition within such 30-day period.

For purposes of the CEO Offer Letter, “Good Reason” means Mr. Akradi’s resignation following the occurrence, without his express, written consent, of one or more of the following conditions (whether by a single action or a series of actions): (a) a material reduction by the Company in Mr. Akradi’s title, duties, responsibilities, or authority as Chief Executive Officer of the Company; (b) a material reduction by the Company of Mr. Akradi’s annual base salary or target bonus, other than as part of a reduction affecting all or substantially all of the Company’s senior leadership team; or (c) the Company’s material breach of the CEO Offer Letter, provided that the foregoing shall not constitute Good Reason unless Mr. Akradi provides written notice to the Company of the event or condition giving rise to Good Reason within 30 days after its initial occurrence, such event or condition continues to exist on the 30th day following his provision of such notice to the Company and Mr. Akradi’s resignation is effective within 30 days following the end of such period.

Executive Employment Agreements

In connection with this offering, we entered into new employment agreements with Messrs. Bergmann, Buss, Singh and Zwiefel, effective as of the date of closing of this offering (the “Executive Employment Agreements”). In addition to providing for the increases to the executives’ base salaries and target bonus opportunities described above, the Executive Employment Agreements provide for a three-year initial term of employment with successive one-year automatic extensions of the term, provided that either party does not provide prior written notice of non-extension of the term (except for Mr. Bergmann’s Executive Employment Agreement, which provides for an indefinite at-will term of employment).

Under the Executive Employment Agreements, each executive is entitled to receive the same severance benefits as described above (with Mr. Singh now eligible to receive such severance benefits as well); provided, that each executive is now also entitled to receive, conformed with Mr. Zwiefel, the annual cash bonus he would have been entitled to receive had he remained employed until the end of the fiscal year (prorated for the period of active employment during the fiscal year) upon a termination due to death or Disability. The Executive Employment Agreements also provide for a Section 280G “best net” cutback and the executives are each subject to perpetual confidentiality and mutual non-disparagement covenants, and non-competition and non-solicit covenants through the 24-month anniversary (or 18-month anniversary for Mr. Bergmann) of his termination of employment with us.

For purposes of each Executive Employment Agreement (other than Mr. Bergmann’s), “Cause” means (i) repeated and willful or grossly negligent failure to perform the executive’s material duties on behalf of the Company; (ii) the executive’s willful or grossly negligent violation of any material Company rule, procedure or policy, or breach of any non-disclosure, non-competition, non-solicitation or other similar agreement between the Company (or any subsidiaries thereof) and the executive; (iii) the executive’s plea of nolo contendere to, or conviction of a felony, a crime of moral turpitude or a misdemeanor involving fraud or dishonesty (other than minor traffic violations or similar offenses) or that could reasonably be expected to result in material harm, whether business, financial, reputational or otherwise, to the Company or its subsidiaries; (iv) the perpetration of any act of fraud, embezzlement or material dishonesty against or affecting the Company, any of its subsidiaries, or any customer, agent or employee thereof; (v) material breach of fiduciary duty or material breach of the Executive Employment Agreement (or any other written agreement by and between the executive and the Company) by executive; (vi) repeated insolent or abusive conduct in the workplace, including but not limited to, harassment of others of a racial or sexual nature; or (vii) engaging in any act of material self-dealing without prior notice to and consent by the board of directors, provided that the foregoing shall not constitute Cause unless the executive fails to cure the circumstances constituting Cause within 30 days after written notice.

For purposes of Mr. Bergmann’s Executive Employment Agreement, “Cause” means (i) repeated and willful or grossly negligent failure to perform the executive’s material duties on behalf of the Company; (ii) the executive’s willful or grossly negligent violation of any material Company rule, procedure or policy, or breach of any material non-disclosure, non-competition, non-solicitation or other similar agreement between the Company (or any subsidiaries thereof) and the executive; (iii) the executive’s plea of nolo contendere to, or conviction of a felony or a crime of moral turpitude or involving fraud or dishonesty (other than minor traffic violations or similar offenses); (iv) the perpetration of any act of fraud, embezzlement or material dishonesty against or affecting the Company, any of its subsidiaries, or any customer, agent or employee thereof; (v) material breach of fiduciary duty or material breach of the Executive Employment Agreement (or any other written agreement by and between the executive and the Company) by executive; (vi) repeated insolent or abusive conduct in the workplace, including but not limited to, harassment of others of a racial or sexual nature; or (vii) engaging in any act of material self-dealing without prior notice to and consent by the board of directors, provided that the foregoing shall not constitute Cause unless the executive fails to cure the circumstances constituting Cause within 30 days after written notice.

In the event of the executive’s arrest or indictment for a felony, crime or misdemeanor as described in the preceding clause (iii) in each Executive Employment Agreement, the Company shall have the right (but not the obligation) to suspend the executive without pay until either (a) a court of competent jurisdiction makes a final determination of the executive’s guilt or innocence or (b) the executive pleads nolo contendere to such alleged felony or crime; provided that if the court makes a final determination that the executive should be acquitted of such felony or crime, the Company shall either reinstate the executive and repay to him such withheld base salary or terminate his employment without Cause.

For purposes of each Executive Employment Agreement, “Disability” means the executive’s inability to perform on a full-time basis the duties and responsibilities of executive’s employment with the Company by reason of executive’s illness or other physical or mental impairment or condition, as determined by a physician mutually acceptable to executive and the Company, if such inability continues for an uninterrupted period of 90 days or more during any 365-day period. A period of inability shall be “uninterrupted” unless and until executive returns to full-time work from the above-referenced leave for a continuous period of at least 180 days, excluding vacation days or sick days taken for reasons unrelated to the illness or other physical or mental impairment or condition necessitating the above-referenced leave.

For purposes of each Executive Employment Agreement (other than Mr. Bergmann’s), “Good Reason” means (i) the Company has breached any material term(s) or material condition(s) of the Executive Employment Agreement; (ii) a requirement imposed by the Company on the executive that executive’s principal place of employment be anywhere other than within a 75 mile radius of the executive’s principal location, and the relocation results in a material change to the geographic location at which the executive performs services; (iii) a material reduction in the executive’s base salary or target bonus as then in effect, other than in connection with an across-the-board reduction affecting other similarly situated executives of the Company; or (iv) the Company has assigned duties and responsibilities to executive that are materially inconsistent with executive’s position, duties or responsibilities as set forth in the Executive Employment Agreement, such that there occurs a material reduction in executive’s duties, responsibilities or authority as set forth in the Executive Employment Agreement.

For purposes of Mr. Bergmann’s Executive Employment Agreement, “Good Reason” means (i) the Company has breached any material term(s) or material condition(s) of the Executive Employment Agreement; (ii) a requirement imposed by the Company on the executive that executive’s principal place of employment be anywhere other than within a 75 mile radius of the executive’s principal location, and the relocation results in a material change to the geographic location at which the executive performs services; (iii) a 10% or greater reduction in the executive’s base salary or target bonus as then in effect, other than in connection with an across-the-board reduction affecting other similarly situated executives of the Company; (iv) the Company has assigned duties and responsibilities to executive that are materially inconsistent with executive’s position, duties or responsibilities as set forth in the Executive Employment Agreement, such that there occurs a material reduction in executive’s duties, responsibilities or authority as set forth in the Executive Employment Agreement; or (v) the Company appoints any person (other than Bahram Akradi or Mr. Bergmann) as the Chief Executive Officer of the Company.

Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.

	OPTION AWARDS(1)

NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Bahram Akradi	10/6/2015	—	9,388,000	(2)	10.00	10/6/2025
Thomas E. Bergmann	6/8/2016	—	1,200,000	(3)	10.00	6/8/2026
Eric J. Buss	6/8/2016	—	750,000	(3)	10.00	6/8/2026
RJ Singh	3/31/2017	—	80,000	(4)	11.48	3/31/2027
	2/10/2020	—	170,000	(5)	25.00	2/10/2030
Jeffrey G. Zwiefel	6/8/2016	—	900,000	(3)	10.00	6/8/2026
	3/23/2017	—	100,000	(6)	11.48	3/23/2027

(1)

Other than with respect to the option award to Mr. Akradi, each such option award vests in five ratable installments on each of the first five anniversaries of the executive’s vesting commencement date, subject to the executive’s continued service through the applicable vesting dates. In the event of a change of control or an initial public offering (each as defined in the applicable option agreement), each unvested option grant will fully accelerate and vest, subject to the executive’s continued service through the date of such change in control or initial public offering. The options (other than with respect to Mr. Akradi’s options) will become exercisable upon the first to occur of (i) a change of control, (ii) the date following the expiration of the lock-up period related to an initial public offering or (iii) the executive’s termination of employment by reason of death or disability. All outstanding vested options held by our named executive officers are expected to become exercisable in connection with this offering.

(2)

Mr. Akradi’s option will become fully vested and exercisable upon the first to occur of (i) a change of control, (ii) the date of an initial public offering or (iii) the executive’s termination of employment by reason of death or disability.

(3)	The shares subject to such options were fully vested as of December 31, 2020, but are not yet exercisable.
(4)

The original number of shares subject to such option (100,000) were scheduled to vest on each of the first five anniversaries of March 1, 2017. Mr. Singh participated in our stock option purchase offer in 2019 and the Company repurchased 20,000 shares subject to such option. 50% of the shares subject to the reduced option had vested as of December 31, 2020, with the remaining 50% scheduled to vest on each of the fourth and fifth anniversaries of the applicable vesting commencement date. An additional 25% of such reduced option vested as of March 1, 2021.

(5)	20% of the shares subject to the option had vested as of December 31, 2020, with the remaining 80% scheduled to vest on each of the anniversaries of the October 1 vesting commencement date.
(6)

60% of the shares subject to such options had vested as of December 31, 2020, with the remaining 40% scheduled to vest on each of the fourth and fifth anniversaries of the applicable vesting commencement date. An additional 20% of such option vested as of March 1, 2021.

Nonqualified Deferred Compensation Table

We maintain the Excess Plan for a select group of our highly compensated employees, including all of our named executive officers are eligible to participate. The following table contains information regarding our executives’ participation in our nonqualified deferred compensation plan.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)	REGISTRANT CONTRIBUTIONS IN LAST FY ($)	AGGREGATE EARNINGS IN LAST FY ($)(1)(2)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE ($)
Bahram Akradi	—	—	—	—	—
Thomas E. Bergmann	—	—	—	—	—
Eric J. Buss	—	—	—	—	—
RJ Singh	—	—	—	—	—
Jeffrey G. Zwiefel	—	—	72,683	—	379,086	(3)

(1)	Reflects the aggregate interest or other earnings accrued during the last fiscal year.
(2)	These amounts do not represent above-market earnings and thus are not reported in the Summary Compensation Table.
(3)	Mr. Zwiefel would be eligible to receive distribution of his account upon a separation from service.

Potential Payments Upon Termination or Change in Control

In this section, we describe payments that may be made to our named executive officers upon several events of termination, assuming the termination event occurred on the last day of fiscal 2020 (except as otherwise noted).

As of December 31, 2020, we had entered into employment agreements with each of our named executive officers other than Mr. Singh that provide for potential payments upon a qualifying termination of employment. Further, in connection with this offering, we entered into an offer letter with Mr. Akradi and have entered into employment agreements with our other named executive officers. For additional information on such arrangements, see “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Named Executive Officer Employment Arrangements”. In addition, pursuant to their option agreements, our named executive officers (other than Mr. Akradi) are entitled to receive acceleration of vesting of their outstanding option awards upon the occurrence of a change of control or initial public offering of the Company, while all named executive officers’ options will become exercisable upon the occurrence of a change of control, in connection with an initial public offering or termination of the executive’s employment by reason of death or disability.(1)

NAME	BENEFIT	TERMINATION WITHOUT CAUSE OR FOR GOOD REASON (NO CHANGE IN CONTROL) ($)		CHANGE IN CONTROL (NO TERMINATION) ($)(2)(8)	TERMINATION WITHOUT CAUSE OR FOR GOOD REASON (IN CONNECTION WITH A CHANGE IN CONTROL) ($)
Bahram Akradi	Cash	7,234,500	(3)	—	—
	Equity Acceleration	—		87,496,160	—
	All Other Payments or Benefits	—		—	—
	Total	7,234,500		87,496,160	—
Thomas E. Bergmann	Cash	1,725,000	(4)	—	—
	Equity Acceleration	—		—	—
	All Other Payments or Benefits	22,470	(5)	—	—
	Total	1,747,470		—	—
Eric J. Buss	Cash	1,500,000	(4)	—	—
	Equity Acceleration	—		—	—
	All Other Payments or Benefits	24,389	(6)	—	—
	Total	1,524,389		—	—
RJ Singh	Cash	—		—	—
	Equity Acceleration	—		313,600	—
	All Other Payments or Benefits	—		—	—
	Total	—		313,600	—
Jeffrey G. Zwiefel	Cash	1,725,000	(4)	—	—
	Equity Acceleration	—		313,600	—
	All Other Payments or Benefits	403,475	(7)	—	379,086	(9)
	Total	2,128,475		313,600	379,086

(1)

Amounts reflected in the table were calculated assuming the triggering event occurred on December 31, 2020. Since December 31, 2020, we have entered into a new offer letter with Mr. Akradi and employment agreements with each of our other named executive officers. For the severance terms under such new agreements see “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Named Executive Officer Employment Arrangements” above.

(2)

Amounts reflected in the “Change in Control (no Termination)” column were calculated assuming that no termination occurred after the change in control. The values of any additional benefits to the named executive officers that would arise only if a termination were to occur after a change in control are disclosed in the footnotes to the “Termination Without Cause or for Good Reason (in Connection with a Change in Control)” or other applicable columns.

(3)

Represents 1.5x the sum of Mr. Akradi’s (i) base salary at termination, (ii) target annual bonus for 2020 and (iii) guaranteed bonus for 2020. The full amount of severance benefits Mr. Akradi would have been entitled to under his employment agreement are included out of an abundance of caution, though Mr. Akradi forewent his right to receive a portion of his 2020 base salary and any bonuses with respect to 2020, as described above.

(4)

Represents the aggregate cash severance payments Messrs. Bergmann, Buss and Zwiefel would have been entitled to under their respective employment agreements, or 1.5x the sum of the executive’s (i) base salary at termination and (ii) target annual bonus for 2020.

(5)	Represents the value associated with the continued provision of health benefits based on the 2020 premiums for insurance multiplied by eighteen months.
(6)	Represents the value associated with the continued provision of health benefits based on the 2020 premiums for insurance multiplied by eighteen months.
(7)

Represents (i) the value associated with the continued provision of health benefits based on the 2020 premiums for insurance multiplied by eighteen months and (ii) the balance of Mr. Zwiefel’s deferred compensation account, which is payable upon Mr. Zwiefel’s separation from service with the Company.

(8)

Represents the value of unvested equity awards held by certain of our named executive officers on December 31, 2020 that would be subject to accelerated vesting, based on the fair market value of our common stock as of December 31, 2020 as determined by the Company in good faith (as there was no public market for our common stock on such date).

(9)	Represents the balance of Mr. Zwiefel’s deferred compensation account, which is payable upon Mr. Zwiefel’s separation from service with the Company in connection with a change in control.

Compensation of our Directors

No non-employee directors other than Mr. Coslet received any compensation in respect of their service on our board of directors in 2020. Directors who were executives of the Company were not eligible to receive additional compensation for their services as directors. We provide Mr. Coslet with a Center membership for his family, the value of which does not exceed $10,000.

The table below shows the aggregate number of option awards (exercisable and unexercisable) held as of December 31, 2020, by each non-employee director who was serving as of December 31, 2020.

Name	Options Outstanding at Fiscal Year End (Exercisable)	Options Outstanding at Fiscal Year End (Unexercisable)
Stuart Lasher(1) . . . . . . . . . . . ..	—	150,000

(1)	Mr. Lasher’s options are fully vested, though not yet exercisable. They are expected to become exercisable in connection with this offering.

In connection with this offering, we adopted the initial terms of our non-employee director compensation policy.

Pursuant to this policy, each eligible non-employee director (other than Mr. Lasher and certain non-employee directors affiliated with the Voting Group) will receive an annual cash retainer of $75,000 that will be paid quarterly in arrears. In addition, an eligible director serving as lead independent director of our board of directors will receive an additional cash retainer of $55,000; the chairperson of the audit committee will receive an additional cash retainer of $30,000 and each other member of the audit committee will receive an additional cash retainer of $15,000; the chairperson of the compensation committee will receive an additional cash retainer of $25,000 and each other member of the compensation committee will receive an additional cash retainer of $10,000; the chairperson of the nominating and corporate governance committee will receive an additional cash retainer of $20,000 and each other member of the nominating and corporate governance committee will receive an additional cash retainer of $10,000.

Also, pursuant to this policy, we intend to grant such eligible non-employee directors an annual equity award of restricted stock units with a grant date value of $155,000 (with prorated awards made to directors who join after this offering on a date other than the date of an annual meeting), which will generally vest in full on the earlier of (i) the day immediately prior to the date of our annual stockholder meeting immediately following the date of grant and (ii) the first anniversary of the grant date, subject to the non-employee director continuing in service through such date. In the event of a change in control (as defined in the 2021 Plan), all outstanding equity awards granted to our non-employee directors pursuant to this policy will accelerate and vest in full.

Equity Incentive Plans

Existing Equity Plan

We currently maintain the 2015 Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2021 Incentive Award Plan, no further grants will be made under the 2015 Plan.

2021 Incentive Award Plan

In connection with this offering, we adopted the 2021 Incentive Award Plan (the “2021 Plan”), under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries are eligible to receive awards under the 2021 Plan. The 2021 Plan will initially be administered by our board of directors, which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The maximum number of shares of our common stock available for issuance under the 2021 Plan is equal to the sum of (i) 14,519,649 shares of our common stock, (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) four percent (4%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year and (B) such lesser amount as determined by our board of directors, and (iii) any shares of our common stock available for issuance under the 2015 Plan as of the effective date of the 2021 Plan or that are subject to awards under the 2015 Plan and any other prior equity incentive plans of the Company or its predecessor which are forfeited or lapse unexercised and which following the effective date of the 2021 Plan are not issued under such prior plan; provided, however, no more than 14,519,649 shares may be issued upon the exercise of incentive stock options, or ISOs. The share reserve formula under the 2021 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2021 Plan.

Awards granted under the 2021 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock will not reduce the shares authorized for grant under the 2021

Plan. The maximum grant date fair value of cash and equity awards granted to any non-employee director pursuant to the 2021 Plan during any calendar year is $750,000.

Awards

The 2021 Plan provides for the grant of stock options, including ISOs and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, other incentive awards, SARs, and cash awards. Except for the equity awards to be granted in connection with this offering, no determination has been made as to the types or amounts of awards that will be granted to certain individuals pursuant to the 2021 Plan. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years.

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•

Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting

Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.

Certain Transactions

The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a “change in control” of the Company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non- transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of (i) the date on which our board of directors adopts the 2021 Plan and (ii) the date on which our stockholders approve the 2021 Plan.

2021 Employee Stock Purchase Plan

In connection with this offering, we adopted the 2021 Employee Stock Purchase Plan (the “ESPP”), subject to approval by our stockholders. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code. The material terms of the ESPP as currently contemplated are summarized below. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Shares Available; Administration

The aggregate number of shares of our common stock that will initially be reserved for issuance under the ESPP will be equal to (i) 2,903,930 shares of our common stock, and (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) one percent (1%) of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of our shares of common stock as determined by our board of directors; provided that in no event will more than 29,039,299 shares of our common stock be available for issuance under the Section 423 component of the ESPP. Our board of directors or the compensation committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the board of directors will be the initial administrator of the ESPP.

Eligibility

The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock, will be eligible to participate in the ESPP.

Grant of Rights

The Section 423 component of the ESPP will be intended to qualify under Section 423 of the Code and shares of our common stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. We do not expect that any offering periods will commence under the ESPP at the time of this offering.

The ESPP will permit participants to purchase common stock through payroll deductions of up to a percentage of their eligible compensation, which includes a participant’s gross base compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be equal to 2,500 shares. In addition, under the Section 423 component, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first trading day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price will be the lower of 85% of the fair market value of a share on the first day of an offering period in which a participant is enrolled or 85% of the fair market value of a share on the purchase date, which will occur on the last day of each purchase period. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above. Participation will end automatically upon a participant’s termination of employment.

A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions

In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, reorganization, merger, consolidation, or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, or changes the corporations or classes of corporations the employees of which are eligible to participate in the ESPP.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 21, 2021, and pro forma to reflect the sale of the shares of common stock offered in this offering for:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after September 21, 2021, including any shares of our common stock subject to an option that has vested or will vest and be exercisable within 60 days after September 21, 2021. More than one person may be deemed to be a beneficial owner of the same securities.

The number of shares of our common stock beneficially owned by each of the holders as set forth below assumes the conversion of our Series A Preferred Stock into common stock as described in “Basis of Presentation.” The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on 151,918,580 shares of common stock outstanding as of September 21, which includes 6,722,091 shares of common stock expected to result from the conversion of our Series A Preferred Stock into common stock in connection with this offering (based on an assumed initial public offering price of $19.50 (the midpoint of the price range set forth on the cover page of this prospectus) and an assumed closing date of this offering of October 12, 2021). See “Basis of Presentation.” The number of shares and percentages of beneficial ownership after this offering set forth below are based on 198,118,580 shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares), or 205,048,580 shares of common stock outstanding (assuming full exercise of the underwriters’ option to purchase additional shares), in each case, after giving effect to the sale by us of the shares of common stock offered hereby and the automatic conversion of our Series A Preferred Stock into common stock in connection with this offering (based on an assumed initial public offering price of $19.50 (the midpoint of the price range set forth on the cover page of this prospectus) and an assumed closing date of this offering of October 12, 2021). See “Basis of Presentation.” These share numbers do not reflect the potential purchase by our Existing Stockholder Investors of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described in this prospectus.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law and except for each member of the Voting Group, which may be deemed to share beneficial ownership of the shares of common stock owned by the other members of the Voting Group by virtue of being parties to the Stockholders Agreement. Unless otherwise indicated below, the address for each person or entity listed below is c/o Life Time Group Holdings, Inc., 2902 Corporate Place, Chanhassen, Minnesota 55317.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters’ Option
5% Stockholders
TPG Investors (1)	40,010,519	26.3%	20.2%	19.5%
LGP Investors (2)	53,569,261	35.3%	27.0%	26.1%
LNK Investors (3)	9,079,043	6.0%	4.6%	4.4%
MSD Investors (4)	11,510,355	7.6%	5.8%	5.6%
LifeCo LLC (5)	8,371,168	5.5%	4.2%	4.1%
Directors and Named Executive Officers
Bahram Akradi (6)	21,512,276	13.3%	10.4%	10.0%
Thomas E. Bergmann (7)	20,000	*	*	*
Eric J. Buss (8)	100,000	*	*	*
RJ Singh (9)	—	*	*	*
Jeffrey G. Zwiefel (10)	20,000	*	*	*
Jimena Almendares	—	*	*	*
Joel Alsfine	—	*	*	*
Jonathan Coslet	—	*	*	*
John G. Danhakl	—	*	*	*
J. Kristofer Galashan	—	*	*	*
Paul Hackwell	—	*	*	*
David A. Landau	—	*	*	*
Stuart Lasher (11)	250,000	*	*	*
Alejandro Santo Domingo	—	*	*	*
Andres Small	—	*	*	*
All executive officers and directors as a group (16 persons) (12)	21,902,276	13.6%	10.6%	10.2%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

TPG VII Magni SPV, L.P., a Delaware limited partnership, directly holds 34,603,453 shares of our common stock, TPG VII Magni Co-Invest, L.P., a Delaware limited partnership, directly holds 5,165,807 shares of our common stock and TPG Lonestar I, L.P., a Delaware limited partnership (together with TPG VII Magni SPV, L.P. and TPG VII Magni Co-Invest, L.P., the “TPG Funds”), directly holds 241,259 shares of our common stock. The general partner of TPG VII Magni SPV, L.P. is TPG VII Magni GenPar, L.P., a Delaware limited partnership, whose general partner is TPG VII Magni GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings III, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Cayman Islands limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman Islands exempted company, whose sole shareholder is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. The general partner of TPG Lonestar I, L.P. is TPG Lonestar GenPar I, L.P., a Delaware limited partnership, whose general partner is TPG Lonestar GenPar I Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings III, L.P. The general partner of TPG VII Magni Co-Invest, L.P. is TPG Advisors VII, Inc., a Delaware corporation. David Bonderman and James G. Coulter are sole shareholders of each of TPG Group Holdings (SBS) Advisors, Inc. and TPG Advisors VII, Inc. and may therefore be deemed to beneficially own the securities held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by the TPG Funds. The address of each of TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VII, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(2)

Voting and investment power with respect to the shares of our common stock held by Green LTF Holdings II LP, LGP Associates VI-A, LLC, and LGP Associates VI-B, LLC, or collectively, Green VI, is shared. Messrs. Danhakl and Galashan may also be deemed to share voting and investment power with respect to such shares due to their positions with affiliates of Green VI, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and individuals’ address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.
(3)

Includes 5,067,748 shares held of record by LNK Partners III, LP, 3,843,331 shares held of record by LNK Life Time Fund, LP and 167,964 shares held of record by LNK Partners III (Parallel), LP (together, the “LNK Funds”). Each of the LNK Funds is controlled by LNK GenPar III, L.P. and LNK Life Time GenPar, L.P., their respective general partners, and each of those is in turn controlled by LNK MGP III, LLC, of which David Landau, a director of Life Time, is the controlling member. As such, each of the entities named herein and Mr. Landau may be deemed to share beneficial ownership of the securities held of record by the LNK Funds. The business address for each of the foregoing entities and Mr. Landau is c/o LNK Partners, 81 Main Street, White Plains, NY 10601.

(4)

Consists of 11,281,195 shares held by MSD Life Time Investments, LLC, a Delaware limited liability company (“MSD Life Time Investments”) and 229,160 shares held by MSD EIV Private Life Time, LLC, a Delaware limited liability company (“MSD EIV Private Life Time”).

MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”), is the investment manager of MSD Life Time Investments and may be deemed to beneficially own securities owned by MSD Life Time Investments. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Each of John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Each of Messrs. Dell, Phelan, and Lisker disclaims beneficial ownership of such securities.

MSD Partners, L.P. (“MSD Partners”) is the investment manager of the MSD EIV Private Life Time and may be deemed to beneficially own securities owned by the MSD EIV Private Life Time. MSD Partners (GP), LLC (“MSD GP”), a Delaware limited liability company, is the general partner of MSD Partners, and may be deemed to beneficially own securities beneficially owned by MSD Partners. Each of John C. Phelan, Marc R. Lisker and Brendan P. Rogers is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.

The address of MSD Life Time Investments and MSD EIV Private Life Time is 645 Fifth Ave, 21st Fl., NY, NY 10022.

(5)

These securities are held of record by LifeCo LLC. LifeCo PTC Ltd. is the managing member of LifeCo LLC and is controlled by its board of directors, which consists of Alec Anderson, Peter Pearman, Craig MacIntyre and Carlos Perez. As such, each of LifeCo PTC Ltd. and the members of the board of directors of LifeCo PTC Ltd. may be deemed to share beneficial ownership of the securities held of record by LifeCo LLC. Each of them disclaims any such beneficial ownership. The business address of LifeCo LLC is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the business address of LifeCo PTC Ltd. is Richmond House, 12 Par-la-Ville Road, Hamilton HM08, Bermuda.

(6)

Includes 549,276 shares held of record by Mr. Akradi, 10,619,556 shares held of record by the Bahram Akradi Revocable Trust U/A dated February 7, 2006 and 955,444 shares held of record by the Bahram Akradi 2018 GST Family Trust. Also includes 9,388,000 shares underlying employee stock options held by the Bahram Akradi Revocable Trust U/A dated February 7, 2006 that will vest within 60 days of the date of the effectiveness of this offering. Excludes 525,714 restricted stock units that will vest 180 days following the consummation of this offering.

(7)

Excludes (i) 1,200,000 stock options that will become exercisable on the date following the expiration of the lock-up agreement entered into in connection with this offering and (ii) 28,571 restricted stock units that will vest 180 days following the consummation of this offering.

(8)

Excludes (i) 750,000 stock options that will become exercisable on the date following the expiration of the lock-up agreement entered into in connection with this offering and (ii) 17,143 restricted stock units that will vest 180 days following the consummation of this offering.

(9)	Excludes 250,000 stock options that will become exercisable on the date following the expiration of the lock-up agreement entered into in connection with this offering.
(10)

Excludes (i) 1,000,000 stock options that will become exercisable on the date following the expiration of the lock-up agreement entered into in connection with this offering and (ii) 28,571 restricted stock units that will vest 180 days following the consummation of this offering.

(11)

These securities are held of record by SG1 Investment Limited Partnership, which is indirectly controlled by Mr. Lasher. Excludes 150,000 stock options held of record by Mr. Lasher that will become exercisable on the date following the expiration of the lock-up agreement entered into in connection with this offering.

(12)

Excludes (i) 3,708,000 stock options that will become exercisable on the date following the expiration of the lock-up agreement entered into in connection with this offering and (ii) 599,999 restricted stock units that will vest 180 days following the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or improper valuation (or the perception thereof). In connection with this offering, our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE. Under such policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by the disinterested members of the audit committee of the board of directors or the full board of directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” or “outside” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

Related Party Transactions

The following is a description of transactions to which we were a party since January 1, 2018 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Leases

In October 2003, we leased a center located within a shopping center that is owned by a general partnership in which our Founder, Chairman and Chief Executive Officer has a 100% interest. During each of the years ended December 31, 2018, 2019 and 2020, we paid rent pursuant to this lease agreement of $0.8 million, $0.8 million and $0.5 million, respectively. The terms of the original lease were negotiated by one of our then-independent directors on behalf of our Company and were reviewed and approved by a majority of our then-independent and disinterested directors. In September 2015, upon the approval of our board of directors, we exercised a renewal option associated with the original lease. In June 2016, due to the fact that the square footage of the center was expanded and upon approval of our board of directors, we entered into an amended lease agreement. Under the terms of the amended lease agreement, the lease term was extended and the minimum rental payments were adjusted to reflect the increased square footage. The current lease expires in December 2030 and includes four five-year renewal options.

In September 2015, our Founder, Chairman and Chief Executive Officer, through two limited liability companies in which he had a 100% interest, acquired the Woodbury, Minnesota facility that we have occupied and operated as a tenant since 1995. During each of the years ended December 31, 2018, 2019 and 2020, we paid rent pursuant to the applicable lease agreements of $1.0 million, $1.0 million and $0.5 million, respectively. On September 29, 2020, our Founder, Chairman and Chief Executive Officer contributed his ownership of our center in Woodbury, Minnesota to a limited liability company jointly owned by our Founder, Chairman and Chief Executive Officer, a former executive officer and Mr. Stuart Lasher, a member of our board of directors, among other investors (“LTRE”). Following this contribution, we terminated our existing lease with the entities owned by our Founder, Chairman and Chief Executive Officer and entered into a new lease for the Woodbury center with subsidiaries of LTRE. The new lease, which we are currently accounting for as an operating lease, has an initial term of 20 years, and includes four renewal options of five years each.

Sale-Leaseback Transactions

During the year ended December 31, 2017, we entered into sale-leaseback transactions associated with two of our properties, with a limited liability company that is a related party to one of our stockholders, LNK Partners. Each lease expires in September 2042 and includes six five-year renewal options. During the years ended December 31, 2018, 2019 and 2020, we paid rent pursuant to these leases of $6.0 million, $6.0 million and $4.5 million, respectively.

During the year ended December 31, 2018, we entered into a sale-leaseback transaction involving one property, with a limited liability company in which our Founder, Chairman and Chief Executive Officer owns a 33% interest. Under this agreement, we sold assets with a net book value of $21.5 million for $18.0 million, which was reduced by transaction costs of less than $0.1 million, for net cash proceeds of $17.9 million. The estimated fair value of the property at the time of sale was approximately $21.7 million. As a result of our continuing involvement with the property after the sale, we initially accounted for this arrangement as a financing transaction. Upon our adoption of ASC 842, we reassessed this sale-leaseback transaction and determined that it qualified as a sale under the new guidance. As a result, financing accounting was discontinued, and we began accounting for the arrangement as an operating lease. The initial lease term expires in June 2043 and includes two eight-year renewal options. During the years ended December 31, 2018, 2019 and 2020, we paid aggregate rent pursuant to this lease agreement of $0.8 million, $1.2 million and $0.8 million, respectively.

During the year ended December 31, 2019, we entered into a sale-leaseback transaction involving one property, with a limited liability company jointly owned by our Founder, Chairman and Chief Executive Officer and Mr. Lasher, a member of our board of directors. Under this agreement, we sold assets with a net book value of $37.5 million for $32.0 million, which was reduced by transaction costs totaling approximately $0.2 million, for net cash proceeds of $31.8 million. ASC 842 requires sale-leaseback transactions with related third parties to be accounted for at their contractually-stated terms. Accordingly, we recognized a loss of $5.7 million, which is included in Other operating expense in our consolidated statement of operations for the year ended December 31, 2019. The lease has been classified as an operating lease, the initial term of which is approximately 25 years, and includes five renewal options of five years each. During the years ended December 31, 2019 and 2020, we paid aggregate rent pursuant to this lease agreement of $2.2 million and $1.5 million, respectively.

During the year ended December 31, 2020, we consummated a sale-leaseback transaction, involving one property, with a subsidiary of LTRE. Under this agreement, we sold assets with a net book value of $35.1 million for $37.0 million. The lease is classified as an operating lease, with an initial term of approximately 25 years and six renewal options of five years each. During the year ended December 31, 2020, we paid aggregate rent pursuant to this lease agreement of $0.3 million.

Stockholder Note Receivable

On August 27, 2018, we entered into a loan agreement with our Founder, Chairman and Chief Executive Officer, who is also one of our stockholders, pursuant to which we loaned him $20.0 million. As security for repayment of the stockholder note receivable, we were granted a security interest in 5,000,000 shares of our common stock held by our Founder, Chairman and Chief Executive Officer. On July 3, 2019, in connection with the execution of the First Stock Purchase Agreement (as defined under “—Stockholders Agreement” below) and upon approval of our board of directors, we amended the loan agreement to reflect the cancellation of an aggregate principal amount of $5.0 million. All other terms and conditions associated with the initial loan agreement remained unchanged. The stockholder note receivable bears interest equal to the highest interest rate associated with the revolving portion of the Credit Facilities or, if there are no outstanding revolving borrowings, the highest interest rate associated with outstanding borrowings under the term loans portion of the Credit Facilities.

The cancellation of $5.0 million aggregate principal amount of the loan described above was accounted for as an equity transaction, whereby the stockholder note receivable and additional paid-in capital balances recognized on our consolidated balance sheet were each reduced by $5.0 million. The income tax benefit of approximately $1.3 million associated with the principal cancellation was recognized as an increase in both Income tax receivable and Additional paid-in capital on our consolidated balance sheet. At December 31, 2018, 2019 and 2020, the outstanding stockholder note receivable balance was $20.0 million, $15.0 million and $15.0 million, respectively, each of which is recognized as a reduction of stockholders’ equity on our consolidated balance sheets. For cash flow purposes, the $20.0 million we loaned to our Founder, Chairman and Chief Executive Officer is reported within the financing section on our consolidated statement of cash flows for the year ended December 31, 2018. In August 2021, we entered into an agreement pursuant to which we agreed to cancel the outstanding principal and interest amounts owed under the stockholder note receivable.

Related Party Secured Loan

In June 2020, LT Co-Borrower, LLC and LT Canada Co-Borrower, LLC, each of which was a newly-formed co-borrower unrestricted indirect subsidiary of LT Inc., borrowed $101.5 million as a Related Party Secured Loan from an investor group that is comprised solely of our stockholders or their affiliates. On January 21, 2021, the total outstanding principal and accrued and unpaid interest balance of approximately $108.6 million under the Related Party Secured Loan was converted, on a dollar-for-dollar basis, into 5,429,570 shares of our Series A Preferred Stock. In connection with the consummation of this offering, the shares of our Series A Preferred Stock will automatically convert into shares of our common stock. See “Basis of Presentation” and Note 8, Mezzanine Equity, to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of the conversion formula applicable to our Series A Preferred Stock in connection with the consummation of this offering. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Capitalization” for additional information.

Stockholders Agreement

As part of our go-private transaction in 2015, we became owned by a consortium including affiliates of LGP, TPG, LNK Partners and certain members of management at that time, including Mr. Akradi. We and our stockholders entered into a stockholders agreement, which was amended and restated on July 3, 2019 and January 6, 2020 in connection with the equity sale transactions described below (as amended, the “ Prior

Stockholders Agreement”), to govern, among other things, the election of directors, preemptive rights, rights of first offer upon a disposition of shares, permitted transferees, tag along rights, drag along rights, registration rights, repurchase rights and other actions requiring the approval of stockholders or relating to certain members of our management. On May 23, 2019, we entered into a stock purchase agreement (the “First Stock Purchase Agreement”) with certain of our existing stockholders (the “Selling Stockholders”) and new investors whereby we agreed to sell, and the new investors agreed to purchase, 29 million shares of our common stock (of which 4.25 million shares were sold by us as newly-issued shares) for a total purchase price of $725.0 million, of which $108.6 million represented primary equity proceeds received by us and $616.4 million represented secondary equity proceeds (i.e., proceeds associated with our previously-issued common shares) received by the Selling Stockholders. On November 5, 2019, we entered into another stock purchase agreement with certain of our existing stockholders and additional new investors whereby we and such existing stockholders agreed to sell, and the additional new investors agreed to purchase, shares of our common stock for a total purchase price of $150.0 million, of which $90.0 million represented primary equity proceeds received by us and $60.0 million represented secondary equity proceeds received by such existing stockholders. The Prior Stockholders Agreement was amended and restated in connection with each of these transactions with respect to certain management rights and transfer restrictions as well as to reflect changes in our ownership.

In connection with the consummation of this offering, we will amend and restate the Prior Stockholders Agreement to amend the provisions relating to certain registration rights and to provide specific board rights and obligations. Following this offering, the Stockholders Agreement will include provisions pursuant to which we will grant the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by LGP and TPG, and the right to members of the Voting Group and certain other stockholders to piggyback on such registration statements in certain circumstances. These shares will represent approximately 76.4% of our common stock after this offering, or approximately 73.8% if the underwriters exercise their option to purchase additional shares in full. These ownership percentages do not reflect the potential purchase by our Existing Stockholder Investors of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described in this prospectus. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates or other restrictions in our Stockholders Agreement. The Stockholders Agreement will also require us to indemnify such stockholders in connection with any registrations of our securities.

In addition, the Stockholders Agreement will provide that, subject to certain stock ownership thresholds set forth therein, members of the Voting Group will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors, so as to ensure that the composition of our board of directors complies with the provisions of the Stockholders Agreement related to the composition of our board of directors, which are discussed under “Management—Composition of the Board of Directors after this Offering.” In addition, members of the Voting Group will agree to vote their shares of our common stock in favor of the election of such nominees.

Stock Option Purchase Offer

On June 6, 2019, in connection with the investment by the new investors described under “—Stockholders Agreement” above, we launched a voluntary stock option purchase offer (the “Offer”) whereby, subject to certain conditions and limitations, we offered eligible holders of qualifying stock options granted under our 2015 Equity Incentive Plan, including qualifying officers of our Company (but not including Mr. Akradi), the right to sell up to a number of vested options representing 20% of the aggregate number of shares subject to such options (or any smaller number of shares) back to us. In connection with the Offer, 1,579,193 options were purchased for an aggregate price of $23.2 million.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

Our amended and restated bylaws, as will be in effect upon the closing of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our amended and restated bylaws. In addition, our amended and restated certificate of incorporation, as will be in effect upon the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

We have entered into indemnification agreements with certain of our officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. We will also purchase and maintain insurance on behalf of any person who is or was an officer or director of our Company in such person’s official capacity against any liability asserted against and incurred by such person in or arising from that capacity.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Directed Share Program

At our request, the underwriters have reserved, at the initial public offering price, up to 5% of the common stock offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

Employment Agreements

From time to time, we may also enter into other employment or compensation arrangements with senior management or other key employees. For instance, we were party to employment agreements with each of our named executive officers other than Mr. Singh, which provide for severance benefits in connection with certain qualifying terminations. In addition, in connection with this offering, we have entered into new offer letters and/or employment agreements with each of our executives. For further discussion of these agreements, see “Compensation Discussion and Analysis—Named Executive Officer Employment Arrangements.”

Other

On January 1, 2021, we extended for an additional year a consulting agreement with a company owned by the wife of one of our former executive vice presidents. Under this agreement, her company provides us with Life Time Mind programing, services and training. We first entered into this agreement in March 2018 and pay $180,000 per year for these services.

In November 2017, LT Inc. and an entity owned by our President and Chief Financial Officer, Thomas E. Bergmann, each acquired a 50% interest in a Cessna Citation Encore aircraft. In connection with this joint ownership, LT Inc. and Mr. Bergmann’s entity entered into certain co-ownership, maintenance and personnel agreements under which the entity owned by Mr. Bergmann contributes approximately $120,000 per year to an operations fund for the fixed costs for the aircraft. LT Inc. and the entity owned by Mr. Bergmann agreed to pay for the costs associated with their respective trips.

Meghan Akradi, the daughter of our Founder, Chairman and Chief Executive Officer, currently serves as a director of real estate development for Life Time. During the years ended December 31, 2018, 2019 and 2020, she received total compensation of $121,035, $142,353 and $157,171, respectively, for her services.

In the ordinary course of our business, we may purchase products and services from certain companies which are affiliated with holders of more than 5% of our common stock. For instance, we purchase branded products to offer and sell to our members from Halo Branded Solutions (“Halo”), an affiliate of TPG. During the years ended December 31, 2019 and 2020, we purchased products from Halo in the amount of approximately $218,000 and $298,000, respectively. In addition, we purchase staffing services from Insight Global, Inc.

(“Insight”), an affiliate of LGP. During the year ended December 31, 2020, we purchased services from Insight in the amount of approximately $2.4 million. We also purchase repair and maintenance services from Cushman & Wakefield (“Cushman”), an affiliate of TPG, and during the year ended December 31, 2020, we purchased services from Cushman in the amount of approximately $259,000.

Participation in Offering

The Existing Stockholder Investors have indicated an interest in purchasing an aggregate of up to a maximum of $205.7 million in shares of common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or a commitment to purchase, the Existing Stockholder Investors could determine to purchase more, less or no shares of common stock in this offering, or the underwriters could determine to sell more, less or no shares to the Existing Stockholder Investors. The underwriters will not receive a discount on any of the shares of common stock purchased by the Existing Stockholder Investors, which would result in increased net proceeds to us to the extent the Existing Stockholder Investors purchase shares in the offering.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which will be in effect upon consummation of this offering and the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock following this offering will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Our amended and restated certificate of incorporation authorizes a total of 500,000,000 shares of common stock. Upon the consummation of this offering, we expect that 198,118,580 shares of common stock, or 205,048,580 shares of common stock if the underwriters exercise their option to purchase additional shares from us in full, will be issued and outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes a total of 10,000,000 shares of preferred stock. Upon the closing of this offering and the automatic conversion of our outstanding Series A Preferred Stock into common stock, we will have no shares of preferred stock issued or outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholders Agreement

Effective upon the closing of this offering, we will enter into the Stockholders Agreement pursuant to which members of the Voting Group will have specified board representation rights, governance rights and other rights. See “Management—Composition of the Board of Directors after this Offering” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Registration Rights

Upon the closing of this offering, the holders of 151,373,580 shares of our common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. This share number does not reflect the potential purchase by our Existing Stockholder Investors of up to $205.7 million in shares of common stock in this offering at the initial public offering price, as described in this prospectus. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Exclusive Venue

Our amended and restated certificate of incorporation and our amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions will benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the members of the Voting Group or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that a member of the Voting Group or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business (or is under development and projected to grow into a material business for us) or is of at least some practical advantage to us.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered into indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. As a result, approximately one-third of our directors are expected to be elected each year. Pursuant to the terms of the Stockholders Agreement, directors designated by members of our Voting Group may only be removed with or without cause by the request of the party entitled to designate such director. In all other cases, our amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of at least two-thirds of the voting power of the then outstanding shares of voting stock, following such time as when the Voting Group collectively ceases to own, in the aggregate, 50% or more of the voting power of our common stock. Prior to that time, any individual director may be removed with or without cause by the affirmative vote of a majority of the confirmed voting power of our common stock. See “Management—Composition of the Board of Directors After this Offering.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation will provide that, after the date on which LGP, TPG and their respective affiliates cease to beneficially own, in the aggregate, more than 50% in voting power of our stock entitled to vote generally in the election of directors, special meetings of the stockholders may be called only by the chairman of the board, a resolution adopted by the affirmative vote of the majority of the directors then in office and not by our stockholders or any other person or persons. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will prohibit stockholder action by written consent (and, thus, requires that all stockholder actions be taken at a meeting of our stockholders), if the Voting Group collectively ceases to own, or no longer has the right to direct the vote of, 50% or more of the voting power of our common stock.

Approval for Amendment of Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of holders of a majority in voting power of outstanding shares entitled to vote on the matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting, if the Voting Group collectively ceases to own, or no longer has the right to direct the vote of, at least 50% of the voting power of our common stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our amended and restated bylaws, if the Voting Group collectively ceases to own, or no longer has the right to direct the vote of, at least 50% of the voting power of our common stock, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust.

Stock Exchange Listing

We have applied to list our common stock on the NYSE under the symbol “LTH.”

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, all of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, we expect to have outstanding an aggregate of 198,118,580 shares of our common stock, assuming the conversion of our Series A Preferred Stock to common stock, no exercise of outstanding options and that the underwriters have not exercised their option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below, and subject to the provisions of Rule 144, all of the shares of our common stock that are restricted securities, or are held by our affiliates as of the date of this prospectus, will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we, our directors and executive officers and holders of substantially all of our outstanding shares of our common stock have agreed with the underwriters to enter into lock-up agreements described in “Underwriting (Conflicts of Interest),” pursuant to which shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. Under these agreements, subject to limited exceptions, neither we nor any of our directors or officers or these holders may directly or indirectly sell, dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 1,981,185 shares immediately after consummation of this offering (2,050,485 shares if the underwriters fully exercise their option to purchase additional shares); or

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock subject to outstanding equity awards and reserved for issuance under our 2015 Plan, our 2021 Plan and our ESPP. This registration statement is expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, certain of our stockholders will, under certain circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If we were to be considered a USRPHC (as described below under “—Sale or Other Taxable Disposition”) and a distribution on our common stock exceeded our current and accumulated earnings and profits, the applicable withholding agent would satisfy any withholding requirements either by treating the entire distribution as a dividend that is subject to the withholding rules described in the preceding paragraph (and withhold at the rate described above, unless an income tax treaty applies, in which case the withholding agent would withhold at a minimum rate of 15% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution reasonably estimated to be paid from our current and accumulated earnings and profits as a dividend, with the excess portion of the distribution subject to withholding at a rate of 15% or such lower rate as may be specified by an applicable income tax treaty.

Because we can provide no assurance that we are not a USRPHC, an applicable withholding agent is likely to apply the rules applicable to distributions by USRPHCs (as described in the preceding sentence).

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, because we have significant ownership of real property located in the United States, we may be or later become a USRPHC, but we have made no determination to that effect. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are or were to become a USRPHC and our common stock is not or ceases to be regularly traded on an established securities market, a Non-U.S. Holder generally would be subject to U.S. federal income tax on a net income basis, as described above, on any gain realized from the sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition. Any amounts withheld may be refunded or credited against a Non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Guggenheim Securities, LLC
Oppenheimer & Co. Inc.
BTIG, LLC
TPG Capital BD, LLC
AmeriVet Securities, Inc.
Blaylock Van, LLC
Siebert Williams Shank & Co., LLC

Total	46,200,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,930,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 6,930,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $9.3 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied for listing of our common stock on the NYSE under the trading symbol “LTH”.

We intend to agree that, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “Company Restricted Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, such restrictions on us will not apply to:

(A) the shares to be sold in this offering;

(B) the issuance of shares of common stock upon the exercise of an option or warrant, the vesting of a restricted stock unit or the conversion of a security outstanding on the date as described in this prospectus;

(C) the grant of compensatory equity-based awards, and/or the issuance of shares of common stock with respect thereto, or the filing of any registration statement on Form S-8 (including any resale registration statement on Form S-8) relating to securities granted, issued or to be granted pursuant to any plan described in this prospectus or any assumed benefit plan contemplated by clause (B);

(D) common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or the entrance into an agreement to issue common stock or any securities convertible into, or exercisable or exchangeable for, common stock, in connection with any merger, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition or license of the business, property, technology or other assets of another individual or entity or the assumption of an employee benefit plan in connection with a merger or acquisition; provided that the aggregate number of shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock that we may issue or agree to issue pursuant to this clause (D) shall not exceed 10% of the total outstanding share capital of the Company immediately following the issuance of the shares; and provided further, that the recipients of any such shares of common stock and securities issued pursuant to this clause (D) during the Company Restricted Period shall enter into a lock-up agreement substantially as described in this prospectus on or prior to such issuance; or

(E) facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Company Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Company Restricted Period.

In addition, all of our directors and all directors and executive officers and the holders of substantially all of our outstanding stock and stock options intend to agree that, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (such period, the “Holder Restricted Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

In addition, the restrictions on our directors and executive officers and the holders of substantially all of our outstanding stock and stock options described above will not apply to:

(A) transactions relating to shares of common stock or other securities acquired (i) in this offering or (ii) in open market transactions after the completion of this offering;

(B) transfers of shares of common stock or any security convertible into common stock as a bona fide gift, or for bona fide estate planning purposes;

(C) in the case of a corporation, partnership, limited liability company or other business entity, (i) to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act, as amended), or to any investment fund or other entity controlled or managed by the holder of our outstanding stock and stock options or affiliates of such holder, or (ii) as part of a distribution by the undersigned to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders;

(D) by will, other testamentary document or intestacy;

(E) to any member of the immediate family or to any trust for the direct or indirect benefit of our directors and officers or the holders of all of our outstanding stock and stock options or their immediate family, or if in the case of a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust (“immediate family” means any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin);

(F) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement;

(G) facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5 1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Holder Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Holder Restricted Period;

(H) transfers to the Company from an employee of or service provider of the Company upon death, disability or termination of employment, in each case, of such employee or service provider;

(I) (i) transfers to the Company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights or (ii) transfers necessary (including transfers on the open market) to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting or settlement of restricted stock units whether by means of a “net settlement” or otherwise, and in all such cases described in subclauses (i) and (ii), provided that any such shares of common stock received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, options, warrants or rights are held by our directors and officers and the holders of all of our outstanding stock and stock options pursuant to an agreement or are equity awards granted under a stock incentive plan or other equity award plan, with each such agreement or plan described in this prospectus;

(J) transfers to the Company in connection with the repurchase of shares of common stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus, or pursuant to the agreements pursuant to which such shares were issued, as described in this prospectus, provided that such repurchase of shares of common stock is in connection with the termination of the service-provider relationship with the Company;

(K) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the board of directors of the Company and made to all holders of the Company’s capital stock involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, our directors’ and officers’ and the holders’ of our outstanding stock and stock options shall remain subject to the provisions of the lock-up agreement; and

(L) exercise of any rights to purchase, exchange or convert any stock options granted pursuant to the Company’s equity incentive plans referred to in this prospectus, or any warrants or other securities convertible into or exercisable or exchangeable for shares of common stock, which warrants or other securities are described in this prospectus; provided that in the case of clauses (A), (B), (C) and (E) above no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on Form 5); provided that in the case of clauses (D), (F), (H), (I) and (J) and (L), (i) any filing under Section 16 of the Exchange Act made during the Holder Restricted Period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in the applicable clause and (B) to the extent applicable, the underlying shares of Common Stock continue to be subject to the restrictions on transfer set forth in this lock-up agreement and (2) the undersigned does not otherwise voluntarily effect any other public filings or reports regarding such exercise during the Holder Restricted Period; provided that in the case of any transfer or distribution pursuant to clause (B), (C), (D), (E) or (F), each transferee, donee or distributee shall sign and deliver a lock-up agreement substantially in the form of the lock-up agreement described here; provided that in the case of any conversion, reclassification exchange or exercise pursuant to clause (i), any such shares of common stock received upon such action shall remain subject to the provisions of the lock-up agreement; and provided that in the case of clauses (B), (C), (D) and (E), such transfer shall not involve a disposition for value.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

An affiliate of TPG Capital BD, LLC will beneficially own in excess of 10% of our issued and outstanding common stock. As a result of the foregoing relationship, TPG Capital BD, LLC, an affiliate of TPG and an underwriter in this offering, is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing this public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. TPG Capital BD, LLC will not confirm sales of the shares of our common stock to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

The Existing Stockholder Investors have indicated an interest in purchasing an aggregate of up to a maximum of $205.7 million in shares of common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or a commitment to purchase, the Existing Stockholder Investors could determine to purchase more, less or no shares of common stock in this offering, or the underwriters could determine to sell more, less or no shares to the Existing Stockholder Investors. The underwriters will not receive a discount on any of the shares of common stock purchased by the Existing Stockholder Investors, which would result in increased net proceeds to us to the extent the Existing Stockholder Investors purchase shares in the offering.

Directed Share Program

At our request, the underwriters have reserved, at the initial public offering price, up to 5% of the common stock offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. If purchased by our directors and officers, such shares of common stock will be subject to a 180-day lock-up restriction. The sales will be made through a Directed Share Program. If these persons purchase common stock it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Selling Restrictions

European Economic Area

This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares of common stock is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares of common stock and any offer if made subsequently is directed only at persons in any Member State of the European Economic Area (the “EEA” and each such member state, a “Member State”) who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation. This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares of common stock has been prepared on the basis that any offer of shares of common stock in that Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares of common stock. Accordingly any person making or intending to make an offer in that Relevant State of shares of common stock which are the subject of the offering contemplated in this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares of common stock may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither us nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

In relation to each Member State, no securities which are the subject of the offering contemplated by this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares of common stock to the public may be made in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Member State to qualified investors as so defined in the Prospectus Regulation or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of common stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase shares of common stock, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

This prospectus has been prepared on the basis that any offer of our shares of common stock in the United Kingdom, or the UK, will be made pursuant to an exemption from the obligation to publish a prospectus under section 85 of the Financial Services and Markets Act 2000, or the FSMA. Accordingly, any person making or intending to make an offer in the UK may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to the UK Prospectus Regulation, in each case in relation to such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of our shares of common stock in circumstances in which an obligation arises for us or any of the underwriters to publish or supplement a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of shares of common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of our shares of common stock contemplated in this prospectus. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 in the United Kingdom.

In relation to the UK, each underwriter has represented and agreed that it has not made and will not make an offer of our shares of common stock which are the subject of the offering contemplated by this prospectus to the public in the UK, except that it may make an offer of such shares of common stock to the public in the UK:

(a)	to any legal entity which is a qualified investor as defined in the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares of common stock shall require us or any underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an offer of shares of common stock to the public in relation to any shares of common stock means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock.

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of common stock of our shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock of our shares of common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares of common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

This prospectus:

(a)	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

(b)

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. The underwriters are being represented by Davis Polk  & Wardwell LLP, New York, New York in connection with this offering.

EXPERTS

The financial statements as of December 31, 2019 and 2020, and for each of the three years in the period ended December 31, 2020, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of ASC 842, Leases). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the Registration Statement and its exhibits and schedules.

We will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website under the heading “Investor Relations” at www.lifetime.life. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the Registration Statement of which this prospectus is a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Life Time Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Life Time Group Holdings, Inc. (formerly known as LTF Holdings, Inc.) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 2 and 9 to the financial statements, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill – Centers Reporting Unit– Refer to Notes 2 and 5 to the Financial Statements

Critical Audit Matter Description

The Company tests goodwill for impairment annually and more often if circumstances change that would indicate the carrying amount may be impaired. The Company’s evaluation of goodwill for impairment involves the comparison of the estimated fair value of the reporting unit to its net book value. The Company uses the discounted cash flow model to estimate fair value, which requires management to make estimates and assumptions related to forecasts of future revenues and earnings before interest, taxes, depreciation and amortization (EBITDA) margins, as well as the selection of the long-term growth rate and discount rate. The governmental-imposed restrictions and impact to customer behavior as a result of the COVID-19 pandemic has resulted in a decrease in revenue and has increased uncertainty regarding the financial projections utilized in the estimated fair value of the reporting unit. Changes in the assumptions can have a significant impact on both the fair value of the reporting unit and the amount of any impairment charge, if any.

The goodwill balance was $1,233 million as of December 31, 2020 of which $1,231 million was allocated to the Centers reporting unit. The fair value of the Centers reporting unit exceeded its carrying value as of the measurement date and, therefore no impairment was recognized.

Given the judgments made by management to estimate the fair value of the Centers reporting unit, performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the forecasts of future revenues and EBITDA margins and selection of the long-term growth rate and discount rate, especially due to the uncertainty of future cash flows impacted by the timing of recovery from the COVID-19 pandemic, required a high degree of auditor judgement and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues and EBITDA margins and selection of the long-term growth rate and discount rate used by management to estimate the fair value of the Centers reporting unit included the following, among others:

•	We evaluated management’s ability to accurately forecast future revenues and EBITDA margins by comparing actual results to management’s historical forecasts.

•	We evaluated the reasonableness of management’s forecast of future revenues and EBITDA margins by comparing the forecasts to:

–	Historical revenues and EBITDA margins

–	Strategic plans communicated by management and the Board of Directors

–	Forecasted information included in industry reports for the Company.

•

Given the inherent uncertainty related to the timing of economic recovery and the resulting adverse impacts associated with the COVID-19 outbreak on the reporting unit, we evaluated the reasonableness of management’s assumptions related to the severity of business disruption associated with the COVID-19 outbreak on the reporting unit and timing of economic recovery by:

–	Comparing management’s analysis of the expected business disruption from the COVID-19 outbreak on the reporting unit to the business impacts observed since the outbreak began.

–	Comparing management’s analysis of the timing of economic recovery to industry forecasts to evaluate for potential contradictory evidence.

–	Evaluating the impact of various alternative scenarios on the discounted cash flow model and resulting fair value.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, and the long-term growth rate and the discount rate selected by:

–	Testing the underlying source information and mathematical accuracy of calculations.

–	Comparing proxies of long-term growth rates for the relevant economy and industry to the long-term growth rate selected by management.

–	Developing a range of independent estimates for the discount rate and comparing those to the rate selected by management.

/s/ Deloitte & Touche LLP

Minneapolis, MN

June 28, 2021

We have served as the Company’s auditor since 2002.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$47,951	$33,195
Accounts receivable, net	17,250	4,805
Center operating supplies and inventories	44,306	36,276
Prepaid expenses and other current assets	92,316	87,231
Income tax receivable	8,960	4,192

Total current assets	210,783	165,699
Property and equipment, net	3,061,873	2,692,712
Goodwill	1,233,176	1,233,176
Operating lease right-of-use assets	1,444,399	1,708,597
Intangible assets, net	168,243	164,419
Other assets	57,673	52,955

Total assets	$6,176,147	$6,017,558

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$53,952	$54,104
Construction accounts payable	96,716	39,936
Deferred revenue	44,786	42,274
Accrued expenses and other current liabilities	138,609	117,675
Current maturities of debt	36,225	139,266
Current maturities of operating lease liabilities	21,301	49,877

Total current liabilities	391,589	443,132
Long-term debt, net of current portion	2,223,735	2,133,330
Operating lease liabilities, net of current portion	1,493,043	1,738,393
Deferred income taxes	295,005	195,122
Other liabilities	22,592	26,168

Total liabilities	4,425,964	4,536,145

Commitments and contingencies (Note 11)
Stockholders’ equity:
Common stock, $0.01 par value per share, 170,000 shares authorized; 141,596 and 145,196 shares issued and outstanding, respectively	1,416	1,452
Additional paid-in capital	1,479,941	1,569,905
Stockholder note receivable	(15,000)	(15,000)
Retained earnings/(deficit)	288,478	(71,714)
Accumulated other comprehensive loss	(4,652)	(3,230)

Total stockholders’ equity	1,750,183	1,481,413

Total liabilities and stockholders’ equity	$6,176,147	$6,017,558

See notes to consolidated financial statements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	For the Year Ended December 31,
	2018	2019	2020
Revenue:
Center revenue	$1,701,600	$1,851,345	$929,966
Other revenue	47,693	49,026	18,413

Total revenue	1,749,293	1,900,371	948,379
Operating expenses:
Center operations	950,585	1,041,133	660,046
Rent	124,895	165,965	186,257
General, administrative and marketing	196,693	227,684	149,898
Depreciation and amortization	211,451	220,468	247,693
Other operating	69,195	76,842	63,634

Total operating expenses	1,552,819	1,732,092	1,307,528

Income (loss) from operations	196,474	168,279	(359,149)
Other (expense) income:
Interest expense, net of interest income	(136,176)	(128,955)	(128,394)
Equity in earnings (loss) of affiliate	814	805	(187)

Total other expense	(135,362)	(128,150)	(128,581)

Income (loss) before income taxes	61,112	40,129	(487,730)
Provision for (benefit from) income taxes	20,170	10,080	(127,538)

Net income (loss)	40,942	30,049	(360,192)
Less: Net income attributable to noncontrolling interest	54	24	—

Net income (loss) attributable to Life Time Group Holdings, Inc.	$40,888	$30,025	$(360,192)

Earnings (loss) per common share – basic and diluted	$0.30	$0.22	$(2.48)
Weighted-average common shares outstanding – basic and diluted	137,250	139,405	145,137

See notes to consolidated financial statements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For the Year Ended December 31,
	2018	2019	2020
Net income (loss)	$40,942	$30,049	$(360,192)
Foreign currency translation adjustments, net of tax of $0	(9,276)	4,794	1,422

Comprehensive income (loss)	31,666	34,843	(358,770)
Less: Comprehensive income attributable to noncontrolling interest	54	24	—

Comprehensive income (loss) attributable to Life Time Group Holdings, Inc.	$31,612	$34,819	$(358,770)

See notes to consolidated financial statements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-in Capital	Stockholder Note Receivable	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
	Shares	Amount
Balance at December 31, 2017	137,250	$1,373	$1,376,780	$—	$202,652	$(170)	$—	$1,580,635
Adoption of ASC 606	—	—	—	—	6,977	—	—	6,977
Net income	—	—	—	—	40,888	—	54	40,942
Other comprehensive loss	—	—	—	—	—	(9,276)	—	(9,276)
Share-based compensation	—	—	100	—	—	—	—	100
Stockholder note receivable	—	—	—	(20,000)	—	—	—	(20,000)
Noncontrolling interest related to a business combination	—	—	—	—	—	—	500	500

Balance at December 31, 2018	137,250	1,373	1,376,880	(20,000)	250,517	(9,446)	554	1,599,878
Adoption of ASC 842	—	—	—	—	7,936	—	—	7,936
Net income	—	—	—	—	30,025	—	24	30,049
Other comprehensive income	—	—	—	—	—	4,794	—	4,794
Share-based compensation	—	—	24,152	—	—	—	—	24,152
Partial forgiveness of stockholder note receivable	—	—	(3,737)	5,000	—	—	—	1,263
Common stock issuance, net	4,346	43	105,223	—	—	—	—	105,266
Purchases of stock options	—	—	(23,155)	—	—	—	—	(23,155)
Acquisition of noncontrolling interest	—	—	578	—	—	—	(578)	—

Balance at December 31, 2019	141,596	1,416	1,479,941	(15,000)	288,478	(4,652)	—	1,750,183
Net loss	—	—	—	—	(360,192)	—	—	(360,192)
Other comprehensive income	—	—	—	—	—	1,422	—	1,422
Common stock issuance	3,600	36	89,964	—	—	—	—	90,000

Balance at December 31, 2020	145,196	$1,452	$1,569,905	$(15,000)	$(71,714)	$(3,230)	$—	$1,481,413

See notes to consolidated financial statements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net income (loss)	$40,942	$30,049	$(360,192)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	211,451	220,468	247,693
Deferred income taxes	21,293	3,436	(99,910)
Non-cash rent expense	12,980	22,521	37,105
Impairment charges associated with long-lived assets	3,075	7,218	37,754
Loss (gain) on disposal of property and equipment, net	1,321	(653)	(7,130)
Amortization of debt issuance costs	11,733	11,796	12,033
Share-based compensation	100	24,152	—
Changes in operating assets and liabilities	32,121	36,559	37,517
Other	1,177	3,172	(851)

Net cash provided by (used in) operating activities	336,193	358,718	(95,981)

Cash flows from investing activities:
Capital expenditures	(604,826)	(624,017)	(265,617)
Acquisitions, net of cash acquired	(6,850)	(50,631)	(100)
Proceeds from sale-leaseback transactions	—	194,838	235,660
Proceeds from the sale of land held for sale	—	—	22,971
Other	(2,167)	1,996	971

Net cash used in investing activities	(613,843)	(477,814)	(6,115)

Cash flows from financing activities:
Proceeds from borrowings	200,000	—	116,583
Repayments of debt	(34,554)	(35,174)	(36,385)
Proceeds from senior secured credit facility	301,000	411,000	573,902
Repayments on senior secured credit facility	(232,000)	(323,000)	(654,902)
Repayments of finance lease liabilities	(1,277)	(1,621)	(1,343)
Proceeds from the issuance of common stock, net	—	105,266	90,000
Purchases of stock options	—	(23,155)	—
Increase in debt issuance costs	(1,300)	—	(460)
Advances to stockholder	(20,000)	—	—
Proceeds from financing obligations	61,256	—	—
Repayments of financing obligations	(3,436)	—	—

Net cash provided by financing activities	269,689	133,316	87,395

Effect of exchange rate on cash and cash equivalents	(217)	208	(55)
(Decrease) increase in cash and cash equivalents	(8,178)	14,428	(14,756)
Cash and cash equivalents – beginning of period	41,701	33,523	47,951

Cash and cash equivalents – end of period	$33,523	$47,951	$33,195

See notes to consolidated financial statements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

1.	Nature of Business and Basis of Presentation

Nature of Business

Life Time Group Holdings, Inc. (collectively with its direct and indirect subsidiaries, “Life Time,” “We,” “Our,” or “the Company”) is a holding company incorporated in the state of Delaware. Life Time Group Holdings, Inc. changed its name from LTF Holdings, Inc. effective on June 21, 2021. We are primarily engaged in designing, building, and operating distinctive and large, multi-use sports and athletic, professional fitness, family recreation and spa centers in a resort-like environment, principally in residential locations of major metropolitan areas in the United States and Canada. As of December 31, 2020, we operated 149 centers in 29 states and one Canadian province.

COVID-19 Impact

On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic and recommended containment and mitigation measures worldwide. On March 13, 2020, the United States declared a National Public Health Emergency with respect to COVID-19. On March 16, 2020, we closed all of our centers based on orders and advisories from federal, state and local governmental authorities regarding COVID-19, during which time we did not collect monthly access membership dues or recurring product charges from our members. We re-opened our first center on May 8, 2020 and continued to re-open our centers as state and local governmental authorities permitted.

The consolidated financial statements include the impact of the initial closure of all of our centers, and the subsequent reopening of our centers, during the period from March 17, 2020 through December 31, 2020.

We are currently collecting monthly access membership dues and recurring product charges from active members associated with our opened centers. How long our currently closed centers will remain closed, as well as whether we will need to close any of our other centers and the duration of any such future center closures that may occur, remains uncertain and is dependent on future developments that cannot be accurately predicted at this time.

In response to the continued impact of COVID-19 on our business operations, we have taken significant actions to strengthen our cash position, reduce our operating costs and preserve liquidity.

These actions included: initially furloughing over 95% of our employees; undertaking two corporate restructuring events to right size overhead relative to the current business; initially suspending virtually all construction capital spending; negotiating rent reductions and deferrals with many of our landlords; evaluating the CARES Act and taking advantage of the employee retention credit, the deferment of the employer’s portion of social security tax payments and the various income tax-related benefits; and completing sale-leaseback transactions associated with six properties. For more information regarding the accounting policy election we chose with respect to the COVID-19-related rent payment deferrals we negotiated with many of our landlords, see Note 2, Summary of Significant Accounting Policies.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Life Time Group Holdings, Inc. and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

In 1999, we, together with two unrelated organizations, formed an Illinois limited liability company named Bloomingdale LIFE TIME Fitness L.L.C. (“Bloomingdale LLC”) for the purpose of constructing and operating a center in Bloomingdale, Illinois. We account for our interest in Bloomingdale LLC using the equity method.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Effective March 30, 2018, we acquired a 50.01% voting equity interest in Massage Retreat & Spa, Inc. (“MR&S”). Our consolidated financial statements include the operations of MR&S beginning after March 30, 2018. Effective April 30, 2019, we acquired the remaining 49.99% voting equity interest in MR&S from our Founder, Chairman and Chief Executive Officer (“CEO”). During the fourth quarter of 2019, we made the decision to close the business operations of MR&S.

Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is our CEO. Our CODM assesses financial performance and allocates resources based on the consolidated financial results at the total entity level. Accordingly, we have determined that we have one operating segment and one reportable segment.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect our consolidated operating results.

Recently Adopted Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” as a new topic, Accounting Standards Codification (“ASC”) 606 (“ASC 606”). The new guidance establishes a single comprehensive model for entities to use in accounting for revenue and supersedes most revenue recognition guidance. It introduces a five-step process for revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards under previous guidance. Effective January 1, 2018, we adopted ASC 606 using the modified retrospective method, which we applied to contracts not completed at the date of adoption. The impact was a change to the timing of recognition of revenue and related commission expense associated with the portion of prepaid personal training sessions that we estimate will not be redeemed (“breakage”). We did not make any adjustments to prior period financial statements. Upon our adoption of ASC 606, we recognized a $7.0 million cumulative-effect adjustment to retained earnings. The adoption of ASC 606 did not materially impact our consolidated net earnings and financial position and had no impact on our consolidated cash flows.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases,” as a new topic, ASC 842 (“ASC 842”). The new guidance supersedes previous lease accounting guidance and requires the recognition of right-of-use assets and lease liabilities for all leases with lease terms greater than one year. Effective January 1, 2019, we adopted ASC 842 using the “Comparatives Under 840 Option” approach to transition. Under this method, financial information related to periods prior to adoption are reported under the previous standard - ASC 840, “Leases.” The effects of adopting ASC 842 were recognized as a cumulative-effect adjustment to retained earnings as of January 1, 2019. We elected the package of practical expedients in transition for leases that commenced prior to January 1, 2019, including not needing to reassess whether existing contracts are (or contain) leases, whether the lease

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classification for existing leases would differ under ASC 842 or whether initial direct costs associated with any expired or existing leases qualify for capitalization under ASC 842. We did not elect the hindsight practical expedient in determining the lease term for existing leases as of January 1, 2019. The adoption of ASC 842 did not materially impact our consolidated net earnings and had no impact on our consolidated cash flows. Upon our adoption of ASC 842, we elected the short-term lease recognition exemption, whereby leases with an initial term of 12 months or less are not recognized on our consolidated balance sheet. In addition, for all lease agreements entered into or reassessed after January 1, 2019, we have elected not to separate (and allocate consideration to) lease and non-lease components. Instead, we have chosen to combine lease and non-lease components and account for them as a single lease component.

In April 2020, the FASB staff issued a question and answer document (the “Lease Modification Q&A”) that focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic. Under ASC 842, economic relief that is agreed to or negotiated outside of the original lease agreement is typically considered a lease modification, in which case both the lessee and lessor are required to apply the respective lease modification framework, in order to determine how to account for the relief. However, if the lessee is entitled to the economic relief because of either contractual or legal rights that explicitly exist within the original lease agreement, the relief is to be accounted for outside of the lease modification framework. The Lease Modification Q&A established a different framework to account for certain lease concessions granted in response to the COVID-19 pandemic. For lease concessions related to the effects of the COVID-19 pandemic that result in the total payments required by the modified contract being substantially the same as or less than the total payments required by the original contract, the Lease Modification Q&A allows an entity to make an accounting policy election to account for these lease concessions consistent with how those concessions would be accounted for under ASC 842 as though enforceable rights and obligations for those concessions exist within the original lease agreement (regardless of whether those enforceable rights and obligations for the concessions explicitly exist within the original lease agreement). Such accounting policy election is required to be applied consistently to leases with similar characteristics and similar circumstances.

Beginning in the second quarter of 2020, due to the disruption caused by the COVID-19 pandemic, we began negotiating lease concessions with many of our landlords. The concessions we were able to obtain from these landlords primarily consisted of full or partial rent payment deferrals, with scheduled repayments due at various dates through December 2021. Although these rent deferrals affect the timing of lease payments, the total amount of consideration we are required to pay under the terms of each of the renegotiated lease agreements is substantially the same as that required under the applicable original lease agreement. Consistent with the guidance provided in the Lease Modification Q&A, we made an accounting policy election to account for each of these lease concessions as if no changes had been made to the original lease agreement. Accordingly, as it relates to each of these leases, we continued to recognize rent expense each month during the deferral period in an amount equal to that which was recognized in accordance with the original lease agreement. At December 31, 2020, total unpaid deferred rent associated with these lease concessions was approximately $9.5 million, which is included in Current maturities of operating lease liabilities on our consolidated balance sheet.

For more information regarding leases, see “—Leases” within this footnote as well as Note 9, Leases.

Financial Instruments

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. The guidance requires companies to record an allowance for expected credit losses over the contractual term of certain financial assets, including trade receivables and contract assets. We adopted ASU 2016-13 during the first quarter of 2020. The adoption of this guidance did not materially impact our consolidated net earnings and financial position and had no impact on our consolidated cash flows.

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(Table amounts in thousands except per share data)

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the transaction price consideration that we expect to receive in exchange for those goods or services. We defer the revenue associated with any unsatisfied performance obligation until the obligation is satisfied (i.e., when control of the product is transferred to the customer or a service has been completed).

Center Revenue

Center revenue consists of center membership and digital membership dues, enrollment fees and revenue generated within a center, which we refer to as in-center revenue. In-center revenue includes fees for personal training, aquatics, and kids programming, as well as sales of products at our cafés, and sales of products and services offered at our spas and tennis programs.

Revenue from product sales is generally recognized at the point of sale to the customer; however, revenue from our various service offerings received in advance of service delivery is deferred and subsequently recognized when the services are provided. Personal training revenue received in advance of training sessions, as well as the related sales commissions, are initially deferred and subsequently recognized when the sessions are delivered. Upon recognition, sales commissions associated with personal training sessions are included in Center operations in our consolidated statements of operations. Throughout the estimated redemption period associated with prepaid sessions, we also recognize personal training breakage revenue and the related commissions, using a method that is proportionate to the pattern of redemptions. We estimate breakage based on historical redemption patterns.

Generally, we receive a one-time enrollment fee at the time a member joins. The enrollment fees are nonrefundable after seven days. Enrollment fees and related direct expenses, primarily sales commissions, are deferred and recognized on a straight-line basis over an estimated average membership life, which is based on historical membership experience. Upon recognition, sales commissions associated with member enrollments are included in Centers operations in our consolidated statements of operations. If the direct expenses related to the enrollment fees exceed the enrollment fees for any center in a month, the amount of direct expenses in excess of the enrollment fees are expensed in the current period instead of deferred over the estimated average membership life.

Other Revenue

Other revenue includes revenue generated outside of our centers, which are primarily media, athletic events and related services. Our media revenue includes our magazine, Experience Life®, and the related advertising revenue is recognized over the duration of the advertising placement. Our athletic events revenue includes endurance activities such as running, cycling and triathlons, and our related services revenue includes revenue from our race registration and timing businesses. Athletic event revenue and race registration revenue is recognized upon the completion of the event. Other revenue also includes revenue generated from our newly established digital memberships and our Life Time Work locations.

For more information regarding revenue, see Note 6, Revenue.

Cash and Cash Equivalents

We classify all unrestricted cash accounts and highly liquid debt instruments purchased with original maturities of three months or less as cash and cash equivalents.

Accounts Receivable

Accounts receivable is presented net of allowance for doubtful accounts. The allowance for doubtful accounts was $1.4 million and $0.9 million at December 31, 2019 and 2020, respectively.

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Inventories

Inventories are stated at the lower of cost or net realizable value and are removed from the balance on a first-in-first-out basis. The reserve for obsolescence was approximately $1.2 million and $1.1 million at December 31, 2019 and 2020, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2019	2020
Property held for sale	$26,700	$49,686
Construction contract receivables	32,149	12,398
Deferred membership origination costs	12,091	7,212
Prepaid expenses	21,376	17,935

Prepaid expenses and other current assets	$92,316	$87,231

Property held for sale at December 31, 2019 and 2020 includes excess land purchased as part of our original center site acquisitions. Property held for sale at December 31, 2020 also includes the carrying value of a property that is associated with a sale-leaseback agreement that we entered into on December 16, 2020. This sale-leaseback transaction closed in March 2021. All land held for sale is currently being marketed for sale. If property held for sale is currently under contract for sale, the cost is reflected as a current asset and is included in Prepaid expenses and other current assets on our consolidated balance sheet. Property held for sale is stated at the lower of cost or fair value less estimated costs to sell. Property is not depreciated during the period in which it is classified as held for sale.

For more information regarding the sale-leaseback agreement that we entered into on December 16, 2020, see Note 9, Leases.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized while repair and maintenance costs are charged to operations when incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Accelerated depreciation methods are used for tax reporting purposes.

Site development capitalization commences when acquisition of a particular property is deemed probable by management. Should a specific project be subsequently deemed not viable for construction, any capitalized costs related to that project are charged to operations at the time of that determination. Upon completion of a project, the site development costs are classified as property and depreciated over the useful life of the asset. We capitalize interest during the construction period of our centers and this capitalized interest is included in the cost of the building.

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(Table amounts in thousands except per share data)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2019	2020
Real estate taxes	$29,588	$31,015
Accrued interest	8,327	15,010
Payroll liabilities	36,427	17,136
Utilities	6,468	5,379
Self-insurance accruals	16,595	22,444
Corporate accruals	38,776	24,123
Current maturities of finance lease liabilities	1,439	1,171
Other	989	1,397

Accrued expenses and other current liabilities	$138,609	$117,675

Acquisitions

We account for business acquisitions in accordance with ASC 805, “Business Combinations” (“ASC 805”). ASC 805 requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard prescribe, among other things, the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration) and the exclusion of transaction and acquisition-related restructuring costs from acquisition accounting.

During the year ended December 31, 2019, we acquired a health club business, a commercial plumbing and mechanical contracting business and a cycling event. The aggregate purchase price associated with the acquisition of these businesses and cycling event was $34.7 million, of which $30.0 million was allocated to property and equipment and the remaining $4.7 million was allocated to goodwill. At December 31, 2020, approximately $0.2 million of the $34.7 million total purchase price had yet to be paid. Of the $34.5 million that has been paid, $34.4 million and $0.1 million was paid during the years ended December 31, 2019 and 2020, respectively. There were no business acquisitions during the year ended December 31, 2020.

Impairment of Long-lived Assets

We test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. We consider a history of consistent and significant operating losses, or the inability to recover net book value over the remaining useful life, to be our primary indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, which is generally at an individual center or ancillary business level. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that center or ancillary business, compared to the carrying value of these assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of these assets and recording a loss if the carrying value is greater than the fair value.

During the year ended December 31, 2018, we determined that certain of the fixed assets associated with some of our leased centers and an ancillary business were impaired. Accordingly, we recognized $3.1 million of impairment charges associated with these long-lived assets during the year ended December 31, 2018.

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During the year ended December 31, 2019, we determined that the operating lease right-of-use assets and fixed assets associated with the business operations of MR&S were impaired. Additionally, we determined that certain projects were no longer deemed viable for construction, and that the previously-capitalized site development costs associated with these projects were impaired. Accordingly, we recognized $3.9 million of impairment charges associated with these long-lived assets during the year ended December 31, 2019, which are included in Other operating in our consolidated statement of operations for the year ended December 31, 2019.

The temporary closure of our centers due to COVID-19, as well as the continued uncertainty of the extent of the impact of COVID-19 on our business, is an impairment trigger. As a result of the impact of COVID-19 on our business, we determined that certain projects were no longer deemed viable for construction, and that the previously-capitalized site development costs associated with these projects were impaired. Additionally, we determined that the operating lease right-of-use assets and certain of the fixed assets associated with some of our leased centers and some of our ancillary businesses were also impaired. Accordingly, we recognized $37.8 million of impairment charges associated with these long-lived assets during the year ended December 31, 2020, which are included in Other operating in our consolidated statement of operations for the year ended December 31, 2020.

Goodwill

We test goodwill for impairment on an annual basis, or more often if circumstances warrant, by estimating the fair value of the reporting unit to which the goodwill relates and comparing this fair value to the net book value of the reporting unit. Our policy is to test goodwill for impairment on October 1 of each year. If fair value of a reporting unit is less than its carrying value, we reduce the carrying value accordingly and record a corresponding impairment loss. We have two reporting units: Centers and Corporate Businesses. At both December 31, 2019 and 2020, out of the total goodwill balance of $1,233.2 million recognized on our consolidated balance sheets, $1,230.9 million has been allocated to our Centers reporting unit and $2.3 million has been allocated to our Corporate Businesses reporting unit. At December 31, 2020, the estimated fair value of our Centers reporting unit is substantially in excess of its carrying value. During the year ended December 31, 2019, we determined that the goodwill associated with the business operations of MR&S was impaired. Accordingly, we recognized a $3.3 million goodwill impairment charge during the year ended December 31, 2019, which is included in Other operating in our consolidated statement of income for the year ended December 31, 2019. Based upon our review and analysis, no goodwill impairments were deemed to have occurred during the year ended December 31, 2020. For more information on goodwill, see Note 5, Goodwill and Intangibles.

Leases

We lease some of our centers, offices and other facilities, as well as some office and other equipment. Excluding renewal options that are not reasonably certain to be exercised, our leases have remaining contractual terms that primarily range from less than one year to 29 years. Most of the leases contain renewal options and escalation clauses, and certain of them include contingent rental payments, determined based on a percentage of center-specific revenue and/or other center-specific financial metrics over contractually specified levels. Our property leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. Our lease agreements do not contain any material residual value guarantees.

Lease Cost

Lease cost associated with operating leases and short-term leases is recognized on a straight-line basis from the date we take possession of the property through the end of the lease term. Finance lease right-of-use assets are amortized on a straight-line basis over the shorter of the estimated useful life of the underlying assets or the lease term. Interest associated with finance lease liabilities is recognized using the effective interest rate method.

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(Table amounts in thousands except per share data)

Variable lease payments not recognized in the measurement of operating and finance lease liabilities are expensed as incurred. For more information regarding lease cost included in our consolidated statements of operations for the years ended December 31, 2019 and 2020, see Note 9, Leases.

Operating Lease Right-of-Use Assets and Liabilities

Upon our adoption of ASC 842 effective on January 1, 2019, we recognized operating lease right-of-use assets and liabilities of $1,235.1 million and $1,300.5 million, respectively, on our consolidated balance sheet. The measurement of each operating lease liability we recognized upon our adoption of ASC 842 represents the present value of the remaining minimum lease payments over the remaining lease term, discounted using an appropriate incremental borrowing rate, determined as of the ASC 842 adoption date. The measurement of each operating lease liability associated with leases commencing during the years ended December 31, 2019 and 2020 represents the present value of the full amount of the remaining lease payments over the remaining lease term, discounted using an appropriate incremental borrowing rate, determined as of the lease commencement date.

The measurement of each operating lease right-of-use asset we recognized upon our adoption of ASC 842 represents the related operating lease liability measurement increased by, as applicable, prepaid rent and favorable lease asset balances and decreased by, as applicable, unfavorable lease liability and deferred rent balances, as well as tenant allowances previously received or due from landlords. In addition, certain operating lease right-of-use assets were reduced by pre-tax impairment charges, which were recognized as a cumulative effect adjustment to beginning retained earnings. The measurement of each operating lease right-of-use asset associated with leases that commenced during the years ended December 31, 2019 and 2020 represents the related operating lease liability measurement increased by, as applicable, prepaid rent and decreased by, as applicable, lease incentives.

For more information regarding the operating lease right-of-use assets and liabilities that are recognized on our December 31, 2019 and 2020 consolidated balance sheets, see Note 9, Leases.

Finance Lease Right-of-Use Assets and Liabilities

The measurement of each finance lease right-of-use asset we recognized upon our adoption of ASC 842 represents the aggregate of the carrying value of the related capital lease asset that we recognized under previous lease accounting rules and, if applicable, the carrying value of the related favorable lease asset balance we had previously recognized. The measurement of each finance lease liability we recognized upon our adoption of ASC 842 represents the carrying value of the related capital lease obligation we recognized under previous lease accounting rules. The measurement of each finance lease right-of-use asset and liability associated with leases that commenced during the years ended December 31, 2019 and 2020 represents the present value of the full amount of the remaining payments associated with the arrangement (i.e., lease and non-lease components are combined and accounted for as a single lease component) over the remaining lease term, discounted using an appropriate incremental borrowing rate, determined as of the lease commencement date.

Finance lease right-of-use assets and liabilities are included in Prepaid expenses and other current assets and Accrued expenses and other current liabilities, respectively, on our consolidated balance sheets. For more information regarding the finance lease right-of-use assets and liabilities that are recognized on our December 31, 2019 and 2020 consolidated balance sheets, see Note 9, Leases.

Sale-Leaseback Transactions

Under lease accounting guidance in effect prior to our adoption of ASC 842, we assessed each sale-leaseback transaction to determine if each such transaction qualified as a sale or if it was required to be treated as a financing transaction. Prior to our adoption of ASC 842, a sale-leaseback transaction associated with one of our

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(Table amounts in thousands except per share data)

constructed centers qualified as a sale and we initially deferred a gain on that successful sale. Upon our adoption of ASC 842, this deferred gain was recognized as a cumulative pre-tax increase in beginning retained earnings.

Prior to our adoption of ASC 842, we also had several sale-leaseback transactions that we were required to account for as financing transactions due to a prohibited form of continuing involvement with the applicable property. Upon our adoption of ASC 842, we reassessed each of these sale-leaseback transactions and determined that each of them qualified as a sale under the new lease guidance. As a result, financing accounting was discontinued, and we began accounting for each arrangement as an operating lease. Accordingly, the carrying value of the property and the related financing obligation associated with each of these arrangements was derecognized and an operating lease right-of-use asset and a related operating lease liability was recognized. Upon derecognition of the property and related financing obligations, we recognized a cumulative pre-tax increase in beginning retained earnings.

Since our adoption of ASC 842, we account for sale-leaseback transactions with unrelated third parties at fair value and we account for sale-leaseback transactions with related parties at their contractually-stated terms.

For more information regarding sale-leaseback transactions that occurred during the years ended December 31, 2019 and 2020, see Note 9, Leases.

Build-to-Suit Lease Arrangements

For some of our centers, we enter into build-to-suit lease arrangements related to the design and construction of a new center on the property. Under lease accounting guidance in effect prior to our adoption of ASC 842, due to our involvement with the property, we were considered, for accounting purposes, the owner of some construction projects associated with build-to-suit lease arrangements. As a result, we were required to account for each of these arrangements as a financing transaction. Upon our adoption of ASC 842, we reassessed each of these build-to-suit lease arrangements and determined that we did not control any of the underlying assets that were either already constructed or under construction. As a result, financing accounting was discontinued, and we began accounting for each arrangement as an operating lease. Accordingly, the carrying value of the assets that we did not own and the related financing obligation associated with each of these arrangements was derecognized and an operating lease right-of-use asset and related operating lease liability was recognized.

Since our adoption of ASC 842, we evaluate build-to-suit lease arrangements by first determining whether or not we control the underlying asset being constructed prior to the commencement date of the lease. If we determine that we do not control the underlying asset during the construction period, we account for the arrangement as either an operating lease or a finance lease. If we determine that we control the underlying asset during the construction period, we initially account for the arrangement as a financing transaction. For each build-to-suit arrangement that we have entered into since our adoption of ASC 842, we have determined that we either: (1) do not control the underlying asset currently under construction as of December 31, 2020; or (2) we did not control the underlying constructed asset prior to the commencement date of the lease. Accordingly, we have accounted for each of these arrangements as either an operating lease or a finance lease.

Intangible Assets

Intangible assets at December 31, 2019 and 2020 include trade names, member relationships and customer relationships. For more information on intangible assets, see Note 5, Goodwill and Intangibles.

Indefinite-Lived Intangible Assets

Intangible assets that are determined to have an indefinite useful life, such as trade names, are not amortized but instead tested for impairment at least annually. Our policy is to test indefinite-lived intangible assets for

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impairment on October 1 of each year. We also evaluate these assets for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an indefinite-lived intangible asset below its carrying amount. If such a review should indicate that the carrying amount of indefinite-lived intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value. Based upon our review and analysis, no indefinite-lived intangible asset impairments were deemed to have occurred during any of the periods presented.

Finite-Lived Intangible Assets

Finite-lived intangible assets are stated at cost, net of accumulated amortization, which is recorded on a straight-line or accelerated basis over the life of the asset. We review finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of finite-lived intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value. Based upon our review and analysis, no finite-lived intangible asset impairments were deemed to have occurred during any of the periods presented.

Other Assets

Other assets at December 31, 2019 and 2020 include our executive nonqualified plan assets, our investment in Bloomingdale LLC, our investment in a Delaware limited liability company named Dallas-Montfort Holdings, LLC (“D-M Holdings”) and unamortized debt issuance costs associated with the revolving portion of our senior secured credit facility. Other assets at December 31, 2019 and 2020 also include deferred membership origination costs.

Investment in Unconsolidated Subsidiary

In December 2019, we formed both D-M Holdings and a Delaware limited liability company named Dallas-Montfort Property, LLC, which is a wholly owned subsidiary of D-M Holdings. Also in December 2019, we and an unrelated organization each became a holder of 50% of the membership interests in D-M Holdings in exchange for a cash capital contribution of approximately $16.2 million. These capital contributions were made in connection with the acquisition of a property in Texas. Other than incurring an immaterial amount of expenditures, there was no activity associated with D-M Holdings during the year ended December 31, 2020.

We account for our investment in D-M Holdings using the equity method. The $16.2 million capital contribution we made in exchange for our 50% membership interest in D-M Holdings is reported in Acquisitions, net of cash acquired within the investing section in our consolidated cash flow statement for the year ended December 31, 2019.

Debt Issuance Costs

Debt issuance costs are amortized over the periods of the related debt financing. We recognize and present issuance costs associated with revolving debt arrangements as an asset and include the unamortized costs in Other assets on our consolidated balance sheets. We recognize and present unamortized issuance costs associated with non-revolving debt as a deduction from the face amount of related indebtedness. The amount of unamortized debt issuance costs included in Other assets on our consolidated balance sheets at December 31, 2019 and 2020 was $2.1 million and $1.3 million, respectively. The amount of unamortized debt issuance costs included in Long-term debt, net of current portion on our consolidated balance sheets at December 31, 2019 and 2020 was $29.9 million and $19.1 million, respectively. For more information on debt issuance costs, see Note 8, Debt.

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(Table amounts in thousands except per share data)

Fair Value Measurements

The accounting guidance establishes a framework for measuring fair value and expanded disclosures about fair value measurements. The guidance applies to all assets and liabilities that are measured and reported on a fair value basis. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires that each asset and liability carried at fair value be classified into one of the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying amounts related to cash and cash equivalents, accounts receivable, income tax receivable, accounts payable and accrued liabilities approximate fair value.

Fair Value Measurements on a Recurring Basis. We had no material remeasurements of such assets or liabilities to fair value during the years ended December 31, 2019 and 2020.

Financial Assets and Liabilities. At both December 31, 2019 and 2020, the gross carrying amount of our outstanding debt approximates fair value. The fair value of our debt is based on the amount of future cash flows discounted using rates we would currently be able to realize for similar instruments of comparable maturity. If our long-term debt were recorded at fair value, it would be classified as Level 2 in the fair value hierarchy. For more information regarding our debt, see Note 8, Debt.

Fair Value Measurements on a Nonrecurring Basis. Assets and liabilities that are measured at fair value on a nonrecurring basis primarily relate to our long-lived assets, goodwill and intangible assets, which are remeasured when the derived fair value is below carrying value on our consolidated balance sheets. For these assets, we do not periodically adjust carrying value to fair value except in the event of impairment. If we determine that impairment has occurred, the carrying value of the asset would be reduced to fair value and the difference would be recorded as a loss within operating income in our consolidated statements of operations. For information regarding impairment charges associated with our long-lived assets and goodwill that we recognized during each of the periods presented, see the Impairment of Long-lived Assets and Goodwill sections within this footnote.

Marketing Expenses

Marketing expenses, which are included in General, administrative and marketing in our consolidated statements of operations, primarily consist of marketing department costs and media and advertising costs to support and grow our Center membership levels, in-center businesses, new center openings and our ancillary businesses. Marketing expenses are recognized as incurred. Marketing expenses for the years ended December 31, 2018, 2019 and 2020 were $58.5 million, $54.1 million and $31.4 million, respectively.

Litigation

We are engaged in proceedings incidental to the normal course of business. Due to their nature, such legal proceedings involve inherent uncertainties, including but not limited to court rulings, negotiations between affected parties and governmental intervention. We establish reserves for matters that are probable and estimable in amounts we believe are adequate to cover reasonable adverse outcomes. A gain contingency is an uncertain situation that will be resolved in the future, possibly resulting in a gain. We do not allow the recognition of a gain contingency prior to settlement of the underlying event. If we were to have a gain contingency, we would disclose it in the notes to the financial statements. Based upon the information available to us and discussions

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with legal counsel, it is our opinion that the outcome of the various legal actions and claims that are incidental to our business will not have a material adverse impact on our consolidated financial position, results of operations or cash flows. Such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance. For more information on litigation matters, see Note 11, Commitments and Contingencies.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Our income tax returns are periodically audited by U.S. federal, state and local and Canadian tax authorities. At any one time, multiple tax years are subject to audit by various tax authorities. In evaluating the exposures associated with our various tax filing positions, we may record a liability for such exposures. We recognize, measure, present and disclose a liability for unrecognized tax benefits related to certain tax positions that we have taken or expect to take in our income tax returns. We recognize a tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We adjust our liability for unrecognized tax benefits in the period in which an uncertain tax position is effectively settled, that statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including penalties and interest, is included in Other liabilities on our consolidated balance sheets. We recognize adjustments to our liability for unrecognized tax benefits, including penalties and interest, within Provision for (benefit from) income taxes in our consolidated statements of operations. For more information on income taxes, see Note 7, Income Taxes.

Share-Based Compensation

In accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), we have estimated the fair value of the majority of the stock options to purchase shares of common stock using the Black-Scholes-Merton option pricing model. This pricing model and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of equity awards. These assumptions and judgments include the expected term of stock options, expected stock price volatility and future stock option exercise behaviors. For more information on share-based compensation, see Note 10, Stockholders’ Equity.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing the income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. The numerator in the diluted earnings (loss) per share calculation is derived by adding the effect of assumed common stock conversions to

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

income (loss) available to common stockholders. The denominator in the diluted earnings (loss) per share calculation is derived by adding dilutive potential common shares to the weighted average number of common shares outstanding during the period. Potentially dilutive securities that are subject to performance or market conditions are considered contingently issuable shares for purposes of calculating diluted earnings (loss) per share. Accordingly, these contingently issuable shares are excluded from the computation of diluted earnings (loss) per share until the performance or market conditions have been met. Other potentially dilutive securities that do not involve contingently issuable shares are also excluded from the computation of diluted earnings (loss) per share if their effect is antidilutive.

For the years ended December 31, 2018, 2019 and 2020, our potentially dilutive securities include stock options, all of which are subject to performance conditions that were not met as of the end of each respective period. Accordingly, the contingently issuable shares associated with our stock options are excluded from the computation of diluted earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020.

The following table sets forth the calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
Net income (loss) attributable to Life Time Group Holdings, Inc.	$40,888	$30,025	$(360,192)

Weighted average common shares outstanding – basic and diluted	137,250	139,405	145,137

Earnings (loss) per share – basic and diluted	$0.30	$0.22	$(2.48)

Potential common shares associated with stock options that that were excluded from the computation of diluted earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020 were approximately 23.3 million, 21.3 million and 21.1 million, respectively. For information regarding our stock options, see Note 10, Stockholders’ Equity and Note 14, Subsequent Events.

Changes in Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive loss during the years ended December 31, 2018, 2019 and 2020 is related to foreign currency translation adjustments associated with our Canadian operations.

3.	Supplemental Cash Flow Information

Decreases (increases) in operating assets and increases (decreases) in operating liabilities are as follows:

	For the Year Ended December 31,
	2018	2019	2020
Accounts receivable	$(256)	$(7,048)	$11,645
Center operating supplies and inventories	(1,412)	(2,591)	8,044
Prepaid expenses and other current assets	8,376	640	12,545
Income tax receivable	(3,300)	31,786	4,768
Other assets	2,516	1,537	6,010
Accounts payable	10,819	(3,549)	397
Accrued expenses	17,299	24,055	(20,585)
Deferred revenue	(1,726)	(8,137)	(8,028)
Other liabilities	(195)	(134)	22,721

Changes in operating assets and liabilities	$32,121	$36,559	$37,517

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Additional supplemental cash flow information is as follows:

	For the Year Ended December 31,
	2018	2019	2020
Net cash paid for income taxes, net of refunds received (received from income tax refunds, net of taxes paid)	$2,142	$(25,319)	$(32,447)
Cash payments for interest, net of capitalized interest	122,466	120,880	111,696
Capitalized interest	10,359	9,091	4,942

See Note 9, Leases for supplemental cash flow information associated with our lease arrangements for the years ended December 31, 2019 and 2020.

4.	Property and Equipment

Property and equipment, net consisted of the following:

	Depreciable	December 31,
	Lives	2019	2020
Land		$386,376	$353,545
Buildings and related fixtures	3-44 years	2,198,726	1,994,985
Leasehold improvements	1-25 years	287,671	279,526
Construction in progress		255,627	297,598
Equipment and other	1-15 years	704,481	731,250

Property and equipment, gross		3,832,881	3,656,904
Less accumulated depreciation		(771,008)	(964,192)

Property and equipment, net		$3,061,873	$2,692,712

Included in the construction in progress balances are site development costs which consist of legal, engineering, architectural, environmental, feasibility and other direct expenditures incurred for certain new projects.

Equipment and other includes exercise equipment, capitalized software, computers, audio visual equipment, furniture and fixtures, decor and signage, as well as café, spa, playground and laundry equipment.

Depreciation expense, which is included in Depreciation and amortization in our consolidated statements of operations, for the years ended December 31, 2018, 2019 and 2020 was $202.3 million, $210.3 million and $241.6 million, respectively.

5.	Goodwill and Intangibles

Goodwill

The changes in the carrying amount of goodwill during the year ended December 31, 2019 were as follows:

Balance at December 31, 2018	$1,231,759
Goodwill acquired	4,693
Impairments	(3,276)

Balance at December 31, 2019	$1,233,176

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

The goodwill acquired during the year ended December 31, 2019 is from the acquisition of a health club business, a commercial plumbing and mechanical contracting business and a cycling event. The goodwill impairment charge recognized during the year ended December 31, 2019, which is the only goodwill impairment charge that we have recognized to-date, resulted from our decision in the fourth quarter of 2019 to close the business operations of MR&S. For more information regarding these acquisitions, see Note 2, Summary of Significant Accounting Policies.

There were no changes in the carrying amount of goodwill during the year ended December 31, 2020.

Intangibles

Intangible assets consisted of the following:

	December 31, 2019
	Gross	Accumulated Amortization	Net
Intangible Assets:
Trade name	$163,000	$—	$163,000
Member relationships	62,100	(59,064)	3,036
Other	5,252	(3,045)	2,207

Total intangible assets	$230,352	$(62,109)	$168,243

	December 31, 2020
	Gross	Accumulated Amortization	Net
Intangible Assets:
Trade name	$163,000	$—	$163,000
Member relationships	62,100	(62,100)	—
Other	5,252	(3,833)	1,419

Total intangible assets	$230,352	$(65,933)	$164,419

Other intangible assets consist of trade names and customer relationships associated with our race registration and timing businesses.

Net amortization expense associated with intangible assets and liabilities for the year ended December 31, 2018 was $9.2 million. Amortization expense associated with intangible assets for the years ended December 31, 2019 and 2020 was $7.9 million and $3.8 million, respectively. Upon our adoption of ASC 842, favorable lease assets and unfavorable lease liabilities totaling $13.8 million and $20.2 million, respectively, that were previously recognized as intangible assets and liabilities, respectively, on our consolidated balance sheet were reclassified to Operating lease right-of-use assets on our consolidated balance sheet. During the year ended December 31, 2018, favorable lease assets and unfavorable lease liabilities were amortized as an increase and decrease of rent expense, respectively, over the remaining terms of the respective leases. Amortization of intangible assets, excluding favorable leases, is included in Depreciation and amortization in our consolidated statements of operations.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

As of December 31, 2020, the expected remaining amortization associated with intangible assets was as follows:

2021	$789
2022	383
2023	247

Total expected remaining amortization associated with intangible assets	$1,419

6.	Revenue

Revenue associated with our membership dues, enrollment fees, and certain services from our in-center businesses is recognized over time as earned. Revenue associated with products and services offered in our cafes and spas, as well as through e-commerce, is recognized at a point in time. The following is a summary of revenue, by major revenue stream, that we recognized during the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
Membership dues and enrollment fees	$1,112,975	$1,208,365	$651,116
In-center revenue	588,625	642,980	278,850

Total center revenue	1,701,600	1,851,345	929,966
Other revenue	47,693	49,026	18,413

Total revenue	$1,749,293	$1,900,371	$948,379

The timing associated with the revenue we recognized during the years ended December 31, 2019 and 2020 is as follows:

	For the Year Ended December 31, 2019			For the Year Ended December 31, 2020
	Center Revenue	Other Revenue	Total Revenue	Center Revenue	Other Revenue	Total Revenue
Goods and services transferred over time	$1,615,210	$49,026	$1,664,236	$815,036	$18,413	$833,449
Goods and services transferred at a point in time	236,135	—	236,135	114,930	—	114,930

Total revenue	$1,851,345	$49,026	$1,900,371	$929,966	$18,413	$948,379

Contract liabilities represent payments or consideration received in advance for goods or services that the Company has not yet transferred to the customer. Contract liabilities consist primarily of deferred revenue as a result of fees collected in advance for membership dues, enrollment fees, personal training, and other center services offerings, as well as our media and athletic events. Contract liabilities at December 31, 2019 and 2020 were $54.1 million and $46.1 million, respectively. The $8.0 million decrease was primarily due to fewer enrollment fees and center services offerings, partially offset by an increase in membership dues credits as a result of center closures in 2020.

Contract liabilities that will be recognized within one year are classified as deferred revenue in our consolidated balance sheets. Deferred revenue at December 31, 2019 and 2020 was $44.8 million and $42.3 million, respectively, and consists primarily of prepaid membership dues, personal training and other in-center services, and enrollment fees.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Contract liabilities that will be recognized in a future period greater than one year are classified as a component of other liabilities in our consolidated balance sheets. Long-term contract liabilities at December 31, 2019 and 2020 were $9.3 million and $3.8 million, respectively, and consist primarily of deferred enrollment fees. The $5.5 million decrease was primarily related to fewer enrollment fees due to center closures during 2020.

7.	Income Taxes

The provision for (benefit from) income taxes is comprised of:

	For the Year Ended December 31,
	2018	2019	2020
Current tax (benefit) expense
Federal	$(3,875)	$1,358	$(28,872)
State and local	2,300	5,328	1,264
Foreign	415	149	178

Total current tax (benefit) expense	(1,160)	6,835	(27,430)

Deferred tax expense (benefit)
Federal	14,779	8,040	(82,700)
State and local	6,261	(4,258)	(17,181)
Foreign	253	(346)	(29)

Total deferred tax expense (benefit)	21,293	3,436	(99,910)

Non-current tax expense (benefit)	37	(191)	(198)

Provision for (benefit from) income taxes	$20,170	$10,080	$(127,538)

The amount of deferred tax expense (benefit) differs from the change in the year-end deferred tax balances due to the tax effect of other comprehensive income, additional paid-in capital items or change in federal and state effective tax rates.

On March 27, 2020, Congress enacted the CARES Act to provide certain relief as a result of the COVID-19 pandemic. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits for employee retention, deferment of the employer’s portion of social security tax payments, net operating loss carrybacks, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. An income tax benefit of $12.2 million was recognized during the year ended December 31, 2020 as a result of the favorable federal tax rate differential from the net operating loss carrybacks under the CARES Act. The favorable federal tax rate differential is due to net operating losses generated in tax years with a federal tax rate of 21% whereas the losses were carried back to tax years with a federal tax rate of 35%.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

The reconciliation between our effective tax rate on income before income taxes and the statutory tax rate is as follows:

	For the Year Ended December 31,
	2018	2019	2020
Income tax provision (benefit) at federal statutory rate	$12,836	$8,427	$(102,424)
State and local income taxes, net of federal tax benefit	8,107	880	(23,357)
Tax reform	(2,282)	—	—
Goodwill impairment	—	688	—
CARES Act	—	—	(12,157)
Change in valuation allowance	1,382	65	9,538
Other, net	127	20	862

Provision for (benefit from) income taxes	$20,170	$10,080	$(127,538)

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effect of temporary differences that gives rise to the net deferred tax liability are as follows:

	December 31,
	2019	2020
Deferred tax assets:
Lease-related liabilities	$396,312	$456,630
Accrued equity compensation	123	75
Accrued expenses	11,829	14,114
Deferred revenue	1,498	4,147
Net operating loss	25,857	125,379
Business interest	7,273	765
Other	9,435	9,176
Valuation allowance	(3,619)	(12,957)

Total deferred tax assets	448,708	597,329

Deferred tax liabilities:
Property and equipment	(315,630)	(304,900)
Intangibles	(38,567)	(39,136)
Operating and finance lease right-of-use assets	(371,133)	(434,647)
Partnership interest	(1,639)	(1,694)
Debt issuance costs	(4,148)	(2,410)
Costs related to deferred revenue	(5,268)	(2,526)
Other	(7,328)	(7,138)

Total deferred tax liabilities	(743,713)	(792,451)

Net deferred tax liability	$(295,005)	$(195,122)

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	For the Year Ended December 31,
	2018	2019	2020
Unrecognized tax benefit – beginning balance	$1,200	$1,200	$900
Gross increases – tax positions in current period	300	—	—
Lapse of statute of limitations	(300)	(300)	(300)

Unrecognized tax benefit – ending balance	$1,200	$900	$600

Included in each balance of unrecognized tax benefits at December 31, 2018, 2019 and 2020 are $1.2 million, $0.9 million and $0.6 million of benefits, respectively, that, if recognized, would affect the effective tax rate. We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. These amounts were not significant in any of the periods presented. As of December 31, 2020, we do not anticipate that the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

We are subject to taxation in the U.S., Canada and various states. Our tax years 2017, 2018 and 2019 are subject to examination by the tax authorities. With few exceptions, we are no longer subject to U.S. federal, state or local examinations by tax authorities for years before 2017.

As of December 31, 2019, we had a federal income tax net operating loss carryforward related to our U.S. operations of approximately $94.8 million ($19.9 million tax effected), of which approximately $64.4 million ($13.5 million tax effected) expires in 2038 and approximately $30.4 million ($6.6 million tax effected) can be carried forward indefinitely. As of December 31, 2019, we also had state net operating loss carryforwards totaling approximately $34.9 million ($2.0 million tax effected), which will expire between tax years 2028 and 2039. As it relates to our Canada operations, we had an income tax net operating loss carryforward of approximately $14.8 million ($3.9 million tax effected) as of December 31, 2019, which will be subject to expiration between tax years 2032 and 2038.

As of December 31, 2019, we projected that approximately $2.1 million of the tax effected Canadian net operating loss carryforward would expire unused. As a result, a valuation allowance of approximately $2.1 million had been recorded to reduce the deferred tax asset associated with the Canadian net operating loss carryforward. As of December 31, 2019, we also had a foreign tax credit carryforward of approximately $1.5 million that could be used to offset future U.S. federal tax liabilities on foreign-sourced income. We projected that our foreign sourced income would not be sufficient to fully utilize the credit carryforward. As a result, a valuation allowance of $1.5 million had been recorded as of December 31, 2019, in order to reduce the deferred tax asset associated with the foreign tax credit carryforward.

As of December 31, 2019, we had a business interest carryforward of approximately $29.7 million ($7.3 million tax effected). As of December 31, 2019, we also had a general business credit carryforward of approximately $1.3 million.

As of December 31, 2020, we had a federal income tax net operating loss carryforward related to our U.S. operations of approximately $481.7 million ($101.1 million tax effected), of which approximately $75.8 million ($15.9 million tax effected) expires in 2038 and approximately $405.9 million ($85.2 million tax effected) can be carried forward indefinitely. As of December 31, 2020, we also had state net operating loss carryforwards totaling approximately $311.1 million ($18.1 million tax effected), of which approximately $242.0 million ($15.1 million tax effected) expires between 2026 and 2041 and approximately $69.1 million ($3.0 million tax effected) can be carried forward indefinitely. As it relates to our Canada operations, we had an income tax net

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

operating loss carryforward of approximately $23.0 million ($6.1 million tax effected) as of December 31, 2020, which was subject to expiration between tax years 2033 and 2040.

We considered all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations to determine the extent to which we believe net deferred tax assets will more likely than not be realized. Based on this assessment, as of December 31, 2020, a valuation allowance of $7.2 million has been recorded to reduce the deferred tax asset associated with the state net operating loss carryforwards and other deferred tax assets. As of December 31, 2020, a valuation allowance of approximately $4.1 million has been recorded to reduce the deferred tax asset associated with the Canadian net operating loss carryforward and other deferred tax assets. As of December 31, 2020, we had a foreign tax credit carryforward of approximately $1.7 million that can be used to offset future U.S. federal tax liabilities on foreign-sourced income. We project that our foreign sourced income will not be sufficient to fully utilize the credit carryforward. As a result, a valuation allowance of $1.7 million has been recorded as of December 31, 2020, in order to reduce the deferred tax asset associated with the foreign tax credit carryforward.

As of December 31, 2020, we had a business interest carryforward of approximately $3.1 million ($0.8 million tax effected) which can be carried forward indefinitely. As of December 31, 2020, we also had a general business credit carryforward of approximately $1.6 million that can be used to offset future U.S. federal tax liabilities, which were subject to expiration between tax years 2036 and 2039.

We consider the undistributed earnings of our foreign subsidiaries as of December 31, 2020 to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. As of December 31, 2020, the amount of cash associated with indefinitely reinvested foreign earnings was approximately $2.7 million. We have not, nor do we anticipate the need to, repatriate funds to the U.S. to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements.

8.	Debt

Debt consisted of the following:

	December 31,
	2019	2020
Existing Term Loan Facility, maturing June 2022	$1,486,794	$1,471,584
Existing Revolving Credit Facility, maturing August 2022	175,000	94,000
Existing Senior Unsecured Notes, maturing June 2023	450,000	450,000
Mortgage notes, various maturities (1)	173,909	167,872
Secured loan - related parties, maturing June 2021	—	101,503
Other debt	1,009	4,289
Fair value adjustments	3,120	2,469

Total debt	2,289,832	2,291,717
Less unamortized debt issuance costs	(29,872)	(19,121)

Total debt less unamortized issuance costs	2,259,960	2,272,596
Less current maturities	(36,225)	(139,266)

Long-term debt, less current maturities	$2,223,735	$2,133,330

(1)	Mortgage notes collateralized by certain related real estate and buildings, due through 2027 at a weighted average interest rate of 4.76% and 4.68% at December 31, 2019 and 2020, respectively.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Existing Debt Prior to Refinancing Transactions

During the first quarter of 2021, Life Time, Inc., an indirect, wholly-owned subsidiary of Life Time Group Holdings, Inc., as the borrower and issuer, as applicable, together with certain other wholly-owned subsidiaries: (i) refinanced in full the then outstanding balances associated with our existing term loan facility (the “Existing Term Loan Facility”) and our existing revolving credit facility (the “Existing Revolving Credit Facility”) through net cash proceeds Life Time, Inc. received from a new term loan facility (the “Amended Term Loan Facility”) that matures in December 2024 as well as the issuance of senior secured notes (the “Senior Secured Notes”) that mature in January 2026; (ii) refinanced in full our existing senior unsecured notes (“the Existing Senior Unsecured Notes”) through proceeds Life Time, Inc. received from the issuance of new senior unsecured notes (the “New Senior Unsecured Notes”) that mature in April 2026; and (iii) converted our then existing related party secured loan into convertible preferred equity of Life Time Group Holdings, Inc. For more information regarding these subsequent refinancing transactions, see the Subsequent Refinancing Transactions section within this footnote. The following disclosures within this section represent activity with respect to our debt through and including December 31, 2020.

Existing Senior Secured Credit Facility

In June 2015, certain subsidiaries of Life Time Group Holdings, Inc., including Life Time, Inc., entered into the senior secured credit facility (“Existing Senior Secured Credit Facility”) with a group of lenders led by Deutsche Bank AG as the administrative agent. The Existing Senior Secured Credit Facility could be increased by an additional $332.0 million (plus additional amounts that could be added upon the satisfaction of certain financial tests) upon the exercise of an accordion feature if one or more lenders agreed to commit the additional funds. The Existing Senior Secured Credit Facility was secured by a first priority lien on substantially all of our assets.

Existing Term Loan Facility

The Existing Senior Secured Credit Facility initially provided for a $1,250.0 million term loan. In June 2016, as part of an amendment to the Existing Senior Secured Credit Facility, Life Time, Inc. received $100.0 million of incremental term loan proceeds. In both January 2017 and November 2017, we repriced the then outstanding term loan balance through additional amendments to the Existing Senior Secured Credit Facility. In connection with these repricing transactions, the interest rate was reduced by an aggregate of 0.50%. In March 2018, as part of an amendment to the Existing Senior Secured Credit Facility, Life Time, Inc. received $200.0 million of incremental term loan proceeds. In connection with this incremental term loan, the mandatory quarterly principal repayments associated with the Existing Term Loan Facility loan were increased from $3.3 million to $3.8 million. As of December 31, 2020, the Existing Term Loan Facility loan balance amortized at approximately 0.25% quarterly and was scheduled to mature in June 2022.

At December 31, 2019, the Existing Term Loan Facility loan balance was $1,486.8 million. At December 31, 2020, the Existing Term Loan Facility loan balance was $1,471.6 million, with interest due at intervals ranging from 30 to 180 days at interest rates ranging from the London Interbank Offered Rate (“LIBOR”) plus 2.75% or base rate plus 1.75%.

Existing Revolving Credit Facility

The Existing Senior Secured Credit Facility initially provided for a $250.0 million revolving credit facility. In November 2017, we amended the Existing Senior Secured Credit Facility to extend the maturity date of $247.9 million of the initial $250.0 million Existing Revolving Credit Facility from June 2020 to August 2022. However, if by March 2022 the Existing Term Loan Facility had not been extended to March 2023 or a later date, the maturity date would have been shortened to March 2022. Also, as part of this amendment, the interest rate associated with the extended portion of the Existing Revolving Credit Facility was reduced by 0.25%. The remaining $2.1 million of the initial $250.0 million Existing Revolving Credit Facility matured in June 2020. In

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

March 2018, we amended the Existing Senior Secured Credit Facility to increase the Existing Revolving Credit Facility’s borrowing capacity by $110.0 million. The $110.0 million incremental borrowing capacity was scheduled to mature in August 2022; however, if by March 2022 the Existing Term Loan Facility had not been extended to March 2023 or a later date, the maturity date would have been shortened to March 2022. At December 31, 2020, the total borrowing capacity under the Existing Revolving Credit Facility was $357.9 million.

At December 31, 2019, $175.0 million was outstanding on the Existing Revolving Credit Facility and there were $23.9 million of outstanding letters of credit. At December 31, 2020, $94.0 million was outstanding on the Existing Revolving Credit Facility and there were $22.6 million of outstanding letters of credit, resulting in total revolver availability of $241.3 million. At December 31, 2020, the weighted average interest rate in effect under the Existing Revolving Credit Facility was 3.19%. The weighted average interest rate and debt outstanding under the Existing Revolving Credit Facility for the year ended December 31, 2020 was 3.40% and $177.3 million, respectively. The highest month-end balance during that same period was $330.0 million. As of December 31, 2020, the total Existing Revolving Credit Facility availability of $241.3 million was available at intervals ranging from 30 to 180 days at interest rates of LIBOR plus 3.00% or base rate plus 2.00%.

Existing Senior Unsecured Notes

In June 2015, Life Time, Inc. issued the Existing Senior Unsecured Notes in the original principal amount of $450.0 million. The Existing Senior Unsecured Notes were scheduled to mature in June 2023 and interest only payments were due semi-annually at 8.50%. During the period from June 15, 2020 through the maturity date of the notes, Life Time, Inc. had the option to call the notes, in whole or in part, at a call price of 100.000% of the principal amount to be redeemed. As of December 31, 2020, $450.0 million was outstanding on the notes.

Secured Loan - Related Parties

On June 24, 2020, we closed on an approximate $101.5 million secured loan from an investor group comprised solely of our stockholders or their affiliates. The secured loan was made to two of our newly-formed co-borrower unrestricted subsidiaries and was collateralized by previously-unencumbered real estate assets at four locations that were transferred to these unrestricted subsidiaries. The secured loan carried an interest rate of 12.0% and was scheduled to mature in June 2021. During the year ended December 31, 2020, approximately $6.4 million of interest expense was recognized on this secured loan, all of which was unpaid as of December 31, 2020. This accrued interest balance is included in Accrued expenses on our December 31, 2020 consolidated balance sheet.

Debt Issuance and Original Issue Discount Costs

In connection with the Existing Term Loan Facility, related party secured loan and Existing Senior Unsecured Notes, we incurred debt issuance and original issue discount costs totaling $78.6 million, of which $0.5 million were incurred during the year ended December 31, 2020. In our consolidated balance sheets, we recognize and present unamortized issuance and original issue discount costs associated with non-revolving debt as a deduction from the face amount of related indebtedness. Accordingly, unamortized non-revolving debt issuance and original issuance discount costs of $29.9 million and $19.1 million are included in Long-term debt, net of current portion on our consolidated balance sheets at December 31, 2019 and 2020, respectively.

In connection with the Existing Revolving Credit Facility, we incurred debt issuance costs totaling $6.6 million. In our consolidated balance sheets, we recognize and present issuance costs associated with revolving debt arrangements as an asset. Accordingly, unamortized revolver-related debt issuance costs of $2.1 million and $1.3 million are included in Other assets on our consolidated balance sheets at December 31, 2020 and 2019, respectively.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Debt Covenants

During the year ended December 31, 2020, we were required to comply with certain affirmative and restrictive covenants under the Existing Senior Secured Credit Facility, the indenture governing the Existing Senior Unsecured Notes and certain other loan agreements. At December 31, 2020, we would have been required to comply with a first lien net leverage ratio covenant under the Existing Senior Secured Credit Facility had our outstanding revolving loans and letters of credit exceeded a certain threshold.

Future Maturities of Long-Term Debt

Aggregate annual future maturities of long-term debt, excluding unamortized issuance costs and fair value adjustments, at December 31, 2020 were as follows:

2021	$139,266
2022	1,573,996
2023	467,661
2024	63,407
2025	12,830
Thereafter	32,088

Total future maturities of long-term debt	$2,289,248

Subsequent Refinancing Transactions

Amended Senior Secured Credit Facility

On January 22, 2021, Life Time, Inc. and certain of our other wholly-owned subsidiaries entered into an eighth amendment to the credit agreement governing the Existing Senior Secured Credit Facility (the “Amended Senior Secured Credit Facility”). Pursuant to the Amended Senior Secured Credit Facility, Life Time, Inc. and such other subsidiaries: (i) entered into the Amended Term Loan Facility and incurred new term loans in an aggregate principal amount of $850.0 million; (ii) paid off the then outstanding balances associated with the Existing Term Loan Facility and the Existing Revolving Credit Facility, and (iii) extended the maturity of $325.2 million of the $357.9 million Existing Revolving Credit Facility to September 2024 (the “Amended Revolving Credit Facility”).

Upon the exercise of an accordion feature and subject to certain conditions, borrowings under the Amended Senior Secured Credit Facility may be increased up to an additional $400.0 million (plus additional amounts that may be added upon the satisfaction of certain financial tests) subject, in certain cases, to meeting a first lien net leverage ratio. Our ability to increase our borrowings under the Amended Senior Secured Credit Facility using this accordion feature is restricted during the Covenant Modification Period (as defined in “—Debt Covenants” below). The Amended Senior Secured Credit Facility is secured by a first priority lien (on a pari-passu basis with the Senior Secured Notes described below) on substantially all of our assets.

The net cash proceeds Life Time, Inc. received under the Amended Term Loan Facility, as well as from the Senior Secured Notes, were used to: (i) refinance in full the then outstanding balances associated with the Existing Term Loan Facility and the Existing Revolving Credit Facility; (ii) pay debt issuance and original issue discount costs associated with each of these financing transactions (details of which are described in “—Debt Discounts and Issuance Costs” below); and (iii) strengthen our balance sheet by adding to our cash position.

Amended Term Loan Facility

Under the Amended Term Loan Facility, Life Time, Inc. incurred new term loans in an aggregate principal amount of $850.0 million, of which $507.6 million represents cash proceeds we received and $342.4 million

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

represents the noncash portion of the Existing Term Loan Facility that was rolled over into the Amended Term Loan Facility. On January 22, 2021, we used the net cash proceeds received from the Amended Term Loan Facility, as well as a portion of the net proceeds received from the Senior Secured Notes, to pay off the then outstanding $1,129.2 million Existing Term Loan Facility balance. The $850.0 million Amended Term Loan Facility amortizes at 0.25% quarterly, resulting in mandatory quarterly principal repayments of approximately $2.1 million, and matures in December 2024.

Amended Revolving Credit Facility

Under the Amended Revolving Credit Facility, we extended the maturity of $325.2 million of the $357.9 million revolver to September 2024. The remaining $32.7 million non-extended portion of the Amended Revolving Credit Facility matures in August 2022. On January 22, 2021, we used a portion of the net proceeds received from the Senior Secured Notes to pay off the then outstanding $109.0 million Existing Revolving Credit Facility balance.

Senior Secured Notes

On January 22, 2021, Life Time, Inc. issued Senior Secured Notes in an aggregate principal amount of $925.0 million. These notes mature in January 2026 and interest only payments are due semi-annually in arrears at 5.75%. Life Time, Inc. has the option to call the Senior Secured Notes, in whole or in part, on one or more occasions, beginning on January 15, 2023, subject to the payment of a redemption price that includes a call premium that varies depending on the year of redemption. In addition, at any time prior to January 15, 2023, Life Time, Inc. may redeem up to 40% of the aggregate principal amount of the Senior Secured Notes outstanding with the net proceeds of certain equity offerings by us at a redemption price equal to 105.75% of the principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Secured Notes and the related guarantees are our senior secured obligations and are secured on a first-priority basis by security interests in substantially all of our assets.

New Senior Unsecured Notes

On February 5, 2021 we refinanced the Existing Senior Unsecured Notes through the issuance by Life Time, Inc. of the New Senior Unsecured Notes in the original principal amount of $475.0 million. The New Senior Unsecured Notes mature in April 2026 and interest only payments are due semi-annually in arrears at 8.00%. The proceeds from the New Senior Unsecured Notes were used to: (i) redeem in full the then outstanding Existing Senior Unsecured Notes balance of $450.0 million and satisfy and discharge our obligations thereunder; (ii) pay debt issuance costs associated with the issuance of the New Senior Unsecured Notes (details of which are described in “—Debt Discounts and Issuance Costs” below); and (iii) strengthen our balance sheet by adding to our cash position.

Life Time, Inc. has the option to call the New Senior Unsecured Notes, in whole or in part, on one or more occasions, beginning on February 1, 2023, subject to the payment of a redemption price that includes a call premium that varies depending on the year of redemption. In addition, at any time prior to February 1, 2023, Life Time, Inc. may redeem up to 40% of the aggregate principal amount of the New Senior Unsecured Notes outstanding with the net proceeds of certain equity offerings by us at a redemption price equal to 108.00% of the principal amount of the New Senior Unsecured Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The New Senior Unsecured Notes and the related guarantees are our general senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior indebtedness without giving effect to collateral arrangements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Secured Loan - Related Parties

On January 11, 2021, Life Time Group Holdings, Inc. and certain of its subsidiaries and the investor group associated with our then existing related party secured loan (or their assignees) entered into an agreement to convert the total amount of outstanding principal and accrued interest (up though and including January 22, 2021) under the related party secured loan into convertible preferred equity of Life Time Group Holdings, Inc. Effective January 22, 2021, the total outstanding principal and accrued interest balance of approximately $108.6 million was conveyed by the investor group to us and we issued, on a dollar-for-dollar basis, convertible preferred equity of Life Time Group Holdings, Inc. We will be required to redeem the convertible preferred equity, including any accrued paid-in-kind (PIK) dividends, five and a half years after issuance. For accounting purposes, because the fair value of the convertible preferred equity that was issued exceeded the carrying value of the outstanding principal and accrued interest balance associated with the related party secured loan that was extinguished, we recognized a $41.0 million debt extinguishment loss associated with this transaction during the first quarter of 2021.

Debt Discounts and Issuance Costs

In connection with the Amended Term Loan Facility, Senior Secured Notes and New Senior Unsecured Notes, we incurred debt discounts and issuance costs totaling approximately $41.4 million during the first quarter of 2021. In our consolidated balance sheets, we recognized these costs as a deduction from the face amount of related indebtedness and will subsequently amortize these costs over the remaining term of the related indebtedness.

In connection with the extinguishment of the Existing Term Loan Facility, the Existing Senior Unsecured Notes and the related party secured loan during the first quarter of 2021, previously unamortized debt discounts and issuance costs were written off.

In connection with the Amended Revolving Credit Facility, we incurred debt issuance costs of approximately $0.8 million during the first quarter of 2021. As of the January 22, 2021 effective date associated with the Amended Senior Secured Credit Facility, the borrowing capacity (i.e., the product of the remaining term and the maximum available credit) associated with the Amended Revolving Credit Facility was greater than the borrowing capacity associated with the Existing Revolving Credit Facility. Accordingly, the debt issuance costs incurred in connection with the Amended Revolving Credit Facility, as well as the unamortized portion of the debt issuance costs associated with the Existing Revolving Credit Facility, will be amortized over the term of the Amended Revolving Credit Facility.

Debt Covenants

We are required to comply with certain affirmative and restrictive covenants under our Amended Senior Secured Credit Facility, Senior Secured Notes and New Senior Unsecured Notes. We are also required to comply with a first lien net leverage ratio covenant under the revolving portion of our Amended Senior Secured Credit Facility. However, our Amended Senior Secured Credit Facility includes a covenant modification period (the “Covenant Modification Period”) ending on the earlier of (i) January 1, 2022 or (ii) the date we provide notice of our intention to terminate the Covenant Modification Period. During the Covenant Modification Period, we will not be obligated to comply with the first lien net leverage ratio covenant; however, we will be required to maintain a minimum liquidity balance of $100.0 million, which will be tested monthly.

Effective as of the end of the first quarter following the Covenant Modification Period and continuing throughout the remaining term of our Amended Senior Secured Credit Facility, we will be required to maintain a first lien net leverage ratio, if 30% or more of the Amended Revolving Credit Facility commitments are outstanding

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

shortly after the end of any quarter (excluding all cash collateralized undrawn letters of credit and other undrawn letters of credit up to $20.0 million). During the first three quarterly test periods following the Covenant Modification Period, certain financial measures used in the calculation of the first lien net leverage ratio will be calculated on an pro forma basis by annualizing the respective financial measures recognized during those test periods.

9.	Leases

Lease Cost

Lease cost included in our consolidated statement of operations for the years ended December 31, 2019 and 2020 consisted of the following:

	Year Ended December 31,
	2019	2020	Classification in Consolidated Statement of Operations
Lease cost:
Operating lease cost	$164,876	$183,908	Rent
Short-term lease cost	1,028	1,007	Rent
Variable lease cost	61	1,342	Rent
Finance lease cost:
Amortization of right-of-use assets	2,312	2,228	Depreciation and amortization
Interest on lease liabilities	188	65	Interest expense, net of interest income

Total lease cost	$168,465	$188,550

Total lease cost for the year ended December 31, 2018 was $124.9 million.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Operating and Finance Lease Right-of-Use Assets and Liabilities

Operating and finance lease right-of-use assets and lease liabilities were as follows:

	December 31,		Classification on Consolidated Balance Sheet
	2019	2020
Lease right-of-use assets:
Operating leases	$1,444,399	$1,708,597	Operating lease right-of-use assets
Finance leases (1)	2,859	2,295	Other assets

Total lease right-of-use assets	$1,447,258	$1,710,892

	December 31,		Classification on Consolidated Balance Sheet
	2019	2020
Lease liabilities:
Current
Operating leases	$21,301	$49,877	Current maturities of operating lease liabilities
Finance leases	1,439	1,171	Accrued expenses and other current liabilities
Noncurrent
Operating leases	1,493,043	1,738,393	Operating lease liabilities, net of current portion
Finance leases	914	1,202	Other liabilities

Total lease liabilities	$1,516,697	$1,790,643

(1)	Finance lease right-of-use assets were reported net of accumulated amortization of $2.0 million and $1.2 million at December 31, 2019 and 2020, respectively.

Operating Lease Right-of-Use Assets and Liabilities Associated with Unrelated Third Party Leases

New Leases and Modifications of Existing Leases

In connection with leases with unrelated third parties that commenced during the year ended December 31, 2019, we recognized operating lease right-of-use assets and lease liabilities of $234.7 million and $213.0 million, respectively, on our consolidated balance sheet. In connection with modified leases that were remeasured during the year ended December 31, 2019, we recognized a net increase in both operating lease right-of-use assets and lease liabilities of $2.1 million on our consolidated balance sheet.

In connection with leases with unrelated third parties that commenced during the year ended December 31, 2020, we recognized operating lease right-of-use assets and lease liabilities of $241.3 million and $196.8 million, respectively, on our consolidated balance sheet. In connection with modified leases that were remeasured during the year ended December 31, 2020, we recognized a net increase in operating lease right-of-use assets and lease liabilities of $32.1 million and $33.0 million, respectively, on our consolidated balance sheet.

Impairment of Right-of-Use Assets

During the year ended December 31, 2019, we determined that the operating lease right-of-use assets associated with the business operations of MR&S were impaired. Accordingly, we recognized $1.3 million of impairment charges associated with these right-of-use assets, which are included in Other operating in our consolidated

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

statement of operations for the year ended December 31, 2019. During the year ended December 31, 2020, we determined that the operating lease right-of-use assets associated with some of our leased centers and some of our ancillary businesses were impaired. Accordingly, we recognized $2.0 million of impairment charges associated with these right-of-use assets, which are included in Other operating in our consolidated statement of operations for the year ended December 31, 2020.

For more information regarding impairment charges associated with our long-lived assets, see Note 2, Summary of Significant Accounting Policies.

Finance Lease Right-of-Use Assets and Liabilities Associated with Unrelated Third Party Leases

In connection with leases with unrelated third parties that commenced during the year ended December 31, 2019, we recognized finance lease right-of-use assets and lease liabilities, each of which totaled $0.8 million, on our consolidated balance sheet.

In connection with leases with unrelated third parties that commenced during the year ended December 31, 2020, we recognized finance lease right-of-use assets and lease liabilities, each of which totaled $2.6 million, on our consolidated balance sheet.

Operating and Finance Lease Right-of-Use Assets and Liabilities Associated with Related Party Leases

In September 2015, our CEO, through two limited liability companies in which he had a 100% interest, acquired the Woodbury, Minnesota facility that we have occupied and operated as a tenant since 1995. The terms of the existing lease were unchanged upon the change in ownership. On September 29, 2020, our CEO contributed his ownership of our center in Woodbury, Minnesota to a limited liability company jointly owned by our CEO, a former executive of the Company, and another member of our board of directors, among other investors (“LTRE”). Following this contribution, we terminated our existing lease with the entities owned by our CEO and entered into a new lease for the Woodbury center with subsidiaries of LTRE.

The new Woodbury lease, which we are currently accounting for as an operating lease, has an initial term of 20 years, and includes four renewal options of five years each. In connection with this lease, we recognized an operating lease right-of-use asset and lease liability, each of which totaled $13.6 million, on our December 31, 2020, consolidated balance sheet. Upon termination of the previous Woodbury lease, which was previously accounted for as a finance lease, the finance lease right-of-use asset and lease liability balances that we derecognized were $0.9 million and $1.1 million, respectively. During the years ended December 31, 2018, 2019 and 2020, we paid rent pursuant to the Woodbury leases of $1.0 million, $1.0 million and $0.5 million, respectively.

During the year ended December 31, 2019, in connection with a sale-leaseback transaction, involving one property, with a limited liability company jointly owned by our CEO and another member of our board of directors, we recognized an operating lease right-of-use asset and lease liability of $24.7 million and $24.3 million, respectively. For more information regarding this sale-leaseback transaction, see “—Related Party Sale-Leaseback Transactions” within this footnote.

During the year ended December 31, 2020, in connection with a sale-leaseback transaction, involving one property, with a subsidiary of LTRE, we recognized an operating lease right-of-use asset and lease liability of $31.7 million and $31.4 million, respectively. For more information regarding this sale-leaseback transaction, see “—Related Party Sale-Leaseback Transactions” within this footnote.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Remaining Lease Terms and Discount Rates

The weighted-average remaining lease terms and discount rates associated with our operating and finance lease liabilities at December 31, 2020 were as follows:

December 31, 2020
Weighted-average remaining lease term
Operating leases	18.4 years
Finance leases	2.4 years
Weighted-average discount rate
Operating leases	8.02%
Finance leases	6.93%

Sale-Leaseback Transactions

Sale-Leaseback Transactions with Unrelated Third Parties

During the year ended December 31, 2019, we entered into sale-leaseback transactions, involving four properties, with unrelated third parties. Under these agreements, we sold assets with a net book value of $178.5 million for $164.0 million, which was reduced by transaction costs of $1.0 million, for net cash proceeds of $163.0 million. The estimated fair value of the four properties sold totaled $185.3 million. The sales price associated with these arrangements was increased, for accounting purposes, by a total of $21.3 million, which resulted in the recognition of a net gain of $5.8 million. This net gain is included in Other operating in our consolidated statement of operations for the year ended December 31, 2019. The leases, which have been classified as operating leases, have initial terms of approximately 25 years and include renewal options that we have determined are not reasonably certain of being exercised. The $21.3 million total increase in the aggregate sales price associated with these sale-leaseback transactions was accounted for as prepaid rent, the applicable portions of which were recognized as a non-cash increase in the respective operating lease right-of-use asset associated with each of these properties.

During the year ended December 31, 2020, we entered into sale-leaseback transactions, involving five properties, with unrelated third parties. Under these agreements, we sold assets with a net book value of $237.7 million for $199.2 million, which was reduced by transaction costs of $0.5 million, for net cash proceeds of $198.7 million. The estimated fair value of the five properties sold totaled $243.1 million. Sale-leaseback transactions with unrelated third parties to be accounted for at fair value. Accordingly, the sales price associated with these arrangements was increased, for accounting purposes, by a total of $43.9 million, which resulted in the recognition of a net gain of $4.9 million. This net gain is included in Other operating in our consolidated statement of operations for the year ended December 31, 2020. The leases, which have been classified as operating leases, have initial terms of approximately 25 years and include renewal options that we have determined are not reasonably certain of being exercised. The $43.9 million total increase in the aggregate sales price associated with these sale-leaseback transactions was accounted for as prepaid rent, the applicable portion of which was recognized as a non-cash increase in the respective operating lease right-of-use asset associated with each of these properties.

On December 16, 2020, we entered into an agreement for the sale-leaseback of one property with an unrelated third party. Under this agreement, we agreed to sell assets with a net book value of $43.7 million for $34.0 million. This transaction closed during the first quarter of 2021. The estimated fair value of the property sold was $43.5 million. Accordingly, the sales price associated with this arrangement was increased, for accounting purposes, by a total of $9.5 million, which resulted in the recognition of a loss of $0.3 million on the transaction. Upon closing, the lease, which was classified as an operating lease, has an initial term of

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

approximately 25 years and includes renewal options that we have determined are not reasonably certain of being exercised. At December 31, 2020, the $43.7 million carrying value of the property is classified as property held for sale, which is included within Prepaid expenses and other current assets on our December 31, 2020 consolidated balance sheet.

Related Party Sale-Leaseback Transactions

During the year ended December 31, 2019, we entered into a sale-leaseback transaction, involving one property, with a limited liability company jointly owned by our CEO and another member of our board of directors. Under this agreement, we sold assets with a net book value of $37.5 million for $32.0 million, which was reduced by transaction costs totaling approximately $0.2 million, for net cash proceeds of $31.8 million. Upon consummation of this transaction, we recognized a loss of $5.7 million, which is included in Other operating in our consolidated statement of operations for the year ended December 31, 2019. The lease,which has been classified as an operating lease, has an initial term of which is approximately 25 years and includes renewal options that we have determined are not reasonably certain of being exercised. During the years ended December 31, 2020 and 2019, we paid aggregate rent pursuant to this lease agreement of $1.5 million and $2.2 million, respectively.

During the year ended December 31, 2020, we consummated a sale-leaseback transaction, involving one property, with a subsidiary of LTRE. Under this agreement, we sold assets with a net book value of $35.1 million for $37.0 million. ASC 842 requires sale-leaseback transactions with related parties to be accounted for at their contractually-stated terms. Accordingly, we recognized a gain of $1.8 million, which is included in Other operating in our consolidated statement of operations for the year ended December 31, 2020. The lease,which has been classified as an operating lease, has an initial term of approximately 25 years and includes renewal options that we have determined are not reasonably certain of being exercised. During the year ended December 31, 2020, we paid aggregate rent pursuant to this lease agreement of $0.3 million.

Supplemental Cash Flow Information

Supplemental cash flow information associated with our operating and finance leases is as follows:

	Year Ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$144,744	$131,617
Operating cash flows from finance leases	288	208
Financing cash flows from finance leases	1,621	1,343
Non-cash information:
Right-of-use assets obtained in exchange for initial lease liabilities
Operating leases	237,258	241,810
Finance leases	751	2,576
Right-of-use asset adjustments recognized as a result of the remeasurement of existing lease liabilities
Operating leases	2,086	33,028
Non-cash increase in operating lease right-of-use assets associated with below-market sale-leaseback transactions	21,250	43,910
Impairment charges associated with operating lease right-of-use assets	(1,343)	(1,962)

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Maturities of Operating and Finance Lease Liabilities

The maturities associated with our operating and finance lease liabilities at December 31, 2020 are as follows:

	Operating Leases	Finance Leases	Total
2021	$183,001	$1,341	$184,342
2022	179,830	1,013	180,843
2023	183,103	244	183,347
2024	183,703	—	183,703
2025	186,263	—	186,263
Thereafter	2,610,548	—	2,610,548

Total lease payments	3,526,448	2,598	3,529,046
Less: Imputed interest	1,738,178	225	1,738,403

Present value of lease liabilities	$1,788,270	$2,373	$1,790,643

10.	Stockholders’ Equity

Common Stock Issuances

During the year ended December 31, 2019, we received net proceeds from the issuance of common stock of the Company totaling $105.4 million, which consist of $108.6 million of primary equity proceeds associated with a stock purchase agreement (the “First Stock Purchase Agreement”), reduced by $3.2 million in costs associated with such issuance of primary (i.e., newly-issued) shares of our common stock and $0.2 million in costs associated with an issuance of primary shares of our common stock that was consummated during the year ended December 31, 2020. The $105.4 million of net proceeds we received, which were recognized as a net increase in Cash and cash equivalents, Common stock and Additional paid-in capital on our consolidated balance sheet, are reported in Proceeds from the issuance of common stock, net within the financing section in our consolidated cash flow statement for the year ended December 31, 2019.

During the year ended December 31, 2020, we received proceeds from the issuance of common stock of the Company totaling $90.0 million, which consists of primary equity proceeds (i.e., proceeds associated with the sale of newly-issued shares of our common stock) associated with another stock purchase agreement (the “Second Stock Purchase Agreement”). The $90.0 million of proceeds we received, which were recognized as an increase in Cash and cash equivalents, Common stock and Additional paid-in capital on our consolidated balance sheet, are reported in Proceeds from the issuance of common stock within the financing section in our consolidated cash flow statement for the year ended December 31, 2020.

For further information regarding our sales of newly-issued common stock, see “—Stock Purchase Agreements” within this footnote.

Stock Purchase Agreements

First Stock Purchase Agreement

On May 23, 2019, we entered into a stock purchase agreement with certain of our existing stockholders (the “Selling Stockholders”) and new investors (the “Investors”) whereby we and Selling Stockholders agreed to sell, and the Investors agreed to purchase, shares of our common stock for a total purchase price of $725.0 million, of which $108.6 million represents primary equity proceeds we received and $616.4 million represents secondary equity proceeds (i.e., proceeds associated with previously-issued shares of our common stock) received by the

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Selling Stockholders. Costs associated with the issuance of our primary equity shares under the First Stock Purchase Agreement were approximately $3.2 million. The consummation of the transactions under the First Stock Purchase Agreement occurred on July 3, 2019. Effective with such consummation, the $105.4 million of net primary equity proceeds that we received during the year ended December 31, 2019 were recognized as an increase in Cash and cash equivalents, Common stock and Additional paid-in capital on our consolidated balance sheet.

Second Stock Purchase Agreement

On November 5, 2019, we entered into another stock purchase agreement with certain of our existing stockholders and new investors whereby we and such existing stockholders agreed to sell, and the new investors agreed to purchase, shares of our common stock for a total purchase price of $150.0 million, of which $90.0 million represents primary equity proceeds received by us and $60.0 million represents secondary equity proceeds received by such existing stockholders. The consummation of the transactions under the Second Stock Purchase Agreement occurred on January 6, 2020. Costs associated with such issuance of our primary equity shares were approximately $0.2 million. These costs, most of which were incurred during the year ended December 31, 2019, were recognized as a decrease in Additional paid-in capital on our December 31, 2019 consolidated balance sheet. The $90.0 million of primary equity proceeds that we received during the year ended December 31, 2020 were recognized as an increase in Cash and cash equivalents, Common stock and Additional paid-in capital on our consolidated balance sheet.

Share-Based Compensation

Equity Incentive Plan

On October 6, 2015, our board of directors adopted the LTF Holdings, Inc. 2015 Equity Incentive Plan (as amended, the “2015 Equity Plan”). As of December 31, 2020, the 2015 Equity Plan provided for the issuance of up to approximately 26.8 million shares of our common stock, of which (i) approximately 9.4 million shares are subject to an option granted to our CEO on October 6, 2015, (ii) approximately 14.1 million shares are reserved for grants of options to employees and other eligible participants (other than our CEO), and (iii) approximately 3.3 million shares are reserved for grants of restricted stock to our CEO.

On June 6, 2019, we launched a voluntary stock option purchase offer (the “Offer”) whereby, subject to certain conditions and limitations, we offered eligible holders (not including our CEO) of qualifying stock options under the 2015 Equity Plan (“Covered Options”) the right to sell up to a certain number of vested Covered Options back to us. The Offer terminated on July 3, 2019. In connection with the Offer, we purchased approximately 1.6 million Covered Options. Effective with the purchase date, the 1.6 million Covered Options were canceled, thereby removing these shares from the number of shares available for future grants under the 2015 Equity Plan. For more information regarding the Offer, see “—Stock Options—Stock Option Purchase Offer” within this footnote.

As of December 31, 2020, approximately 0.8 million shares were available for future option grants to employees and other eligible participants (other than our CEO) under the 2015 Equity Plan.

Stock Options

Stock Options Outstanding

At December 31, 2020, options to purchase approximately 21.1 million shares of our common stock were outstanding, of which approximately 9.4 million shares have been granted to our CEO and approximately

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

11.7 million shares have been granted to employees and other eligible participants. These options have a ten-year contractual term from the date of grant. The exercise prices and terms of awards are determined and approved by our board of directors or a committee thereof. The exercise price associated with each award is not less than the fair market value per share of our common stock, as determined by our board of directors or a committee thereof at the time of grant.

Stock Option Vesting and Exercisability Conditions

Subject to continued employment, options held by our CEO will vest on a measurement date, which is generally defined to include a change in control, an initial public offering, or the death or disability of our CEO (herein referred to as a “Measurement Date”), all as defined and subject to the terms and conditions in the underlying option agreement with our CEO, as amended. Subject to continued employment or, in the case of a non-employee, continued service, options held by non-CEO holders as of December 31, 2020 vest in five equal installments on each of the first five anniversaries with respect to the date of grant, provided that, upon the consummation of the first Measurement Date to occur after the grant date, these options shall become fully vested and exercisable upon a change of control or the expiration of the lock-up period related to an initial public offering (or death or disability).

Unless otherwise determined by the administrator of the 2015 Equity Plan, with respect to options held by holders other than our CEO as of December 31, 2020: (i) upon an option holder’s termination of services for any reason, any portion of an option that has not become vested on or prior to the termination date shall be forfeited on such date and shall not thereafter become vested or exercisable, and (ii) upon a voluntary termination by the option holder without good reason (as defined in the underlying option agreement) or an involuntary termination by the Company for cause (as defined in the underlying option agreement), any portion of an option that has become vested on or prior to the termination date shall be forfeited on such date and shall not thereafter become exercisable. However, upon a voluntary termination by the option holder with good reason or upon an involuntary termination by the Company without cause, any portion of an option that has become vested on or prior to the termination date will remain vested up through the date or dates at which those vested options become exercisable.

Prior to July 3, 2019, the vesting and exercisability of outstanding options for our CEO and the exercisability of outstanding options for all other option holders were subject to our principal stockholders’ achievement of certain internal rates of return (“IRR”) on investment or a multiple of invested capital. On May 23, 2019, in connection with the transactions that were consummated pursuant to the First Stock Purchase Agreement, our board of directors approved that 100% of all stock options outstanding as of July 3, 2019 (the date the transactions under the First Stock Purchase Agreement were consummated) or granted thereafter shall now become exercisable on the first Measurement Date without continued measurement of the performance metrics, provided that all options remain subject to the vesting and forfeiture terms and conditions provided within each underlying option agreement. As of July 3, 2019, there were approximately 21.4 million options outstanding, of which approximately 21.2 million were associated with continuing employees (including our CEO) and continuing service providers, and approximately 0.2 million were associated with former employees and former service providers.

In accordance with ASC 718, the approval by our board of directors represents, for accounting purposes, a modification of the original market conditions associated with each of the approximately 21.2 million outstanding options that were held by continuing employees and continuing service providers as of July 3, 2019. Accordingly, we were required to determine the estimated fair value of these options as of July 3, 2019. Since the occurrence of a Measurement Date was deemed, for accounting purposes, improbable of occurring both before and after the modification, no incremental share-based compensation expense was required to be recognized on

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

the modification date. For further information on the weighted average assumptions used to estimate the fair value of the approximately 21.2 million stock option awards that were deemed, for accounting purposes, to have been modified as of July 3, 2019, see “—Fair Value of Stock Option Awards” within this footnote.

Stock Option Purchase Offer

In connection with the Offer, approximately 1.6 million Covered Options were purchased for an aggregate price of $23.2 million. Of the aggregate purchase price, $22.4 million was paid to purchase approximately 1.5 million Covered Options from continuing employees and continuing service providers and $0.8 million was paid to purchase approximately 0.1 million Covered Options from former employees and former service providers. Effective with the purchase date associated with each underlying Covered Option, the $23.2 million aggregate stock option purchase payments we made, which are recognized as a decrease in Additional paid-in capital on our consolidated balance sheet, are reported in Purchases of stock options within the financing section in our consolidated cash flow statement for the year ended December 31, 2019.

As it relates to the approximately 1.5 million Covered Options associated with continuing employees and continuing service providers, no share-based compensation expense had been recognized prior to them being purchased, since the occurrence of a Measurement Date was deemed, for accounting purposes, improbable of occurring. Therefore, effective with the purchase date associated with each of these Covered Options, we recognized $22.4 million of incremental share-based compensation expense, which is included in General, administrative and marketing in our consolidated statement of operations for the year ended December 31, 2019. The offset to this incremental share-based compensation expense amount was recognized as an increase in Additional paid-in capital on our consolidated balance sheet.

As it relates to the approximately 0.1 million Covered Options associated with former employees and former service providers, $0.1 million of share-based compensation expense had been recognized prior to them being purchased. Therefore, effective with the purchase date associated with each of these Covered Options, we recognized $0.7 million of incremental share-based compensation expense, which is included in General, administrative and marketing in our consolidated statement of operations for the year ended December 31, 2019. The offset to this incremental share-based compensation expense amount was recognized as an increase in Additional paid-in capital on our consolidated balance sheet.

Summary of Stock Option Activity

Activity associated with stock options is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2018	23,292	$10.40
Granted	939	$22.57
Canceled - Covered Options	(1,579)	$10.34
Forfeited	(1,361)	$11.33

Outstanding at December 31, 2019	21,291	$10.88
Granted	443	$25.00
Forfeited	(615)	$17.05

Outstanding at December 31, 2020	21,119	$11.00

Exercisable as of December 31, 2020	—	$—

At December 31, 2020, there were no options exercisable because the option exercisability provisions of the underlying stock option agreements were not met.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Fair Value of Stock Option Awards

The fair value of the options granted during the year ended December 31, 2020 was calculated using the Black-Scholes-Merton option pricing model. The fair value of the 21.2 million stock options that were deemed, for accounting purposes, to have been modified as of July 3, 2019, as well as the approximately 0.6 million stock option awards that were granted during the period from July 3, 2019 through December 31, 2019 was also calculated using the Black-Scholes-Merton option pricing model. The following weighted average assumptions were used in determining the fair value of these options:

	Year Ended December 31, 2020	Period from July 3 through December 31, 2019
Dividend yield	0.00%	0.00%
Risk-free interest rate (1)	1.58%	1.73%
Expected volatility (2)	27.60%	28.76%
Expected term of options (in years) (3)	6.1	4.7
Fair Value	$7.58	$15.40

(1)	The risk-free rate is based on the U.S. treasury yields, in effect at the time of grant or modification, corresponding with the expected term of the options.
(2)	Expected volatility is based on historical volatilities for a time period similar to that of the expected term and the expected term of the options.
(3)	Expected term of the options is based on probability and expected timing of market events leading to option exercise.

For more information on the options that were modified during the year ended December 31, 2019, see “—Stock Option Vesting and Exercisability Conditions” within this footnote.

Share-Based Compensation Expense Associated with Stock Options

Share-based compensation expense related to stock options for the years ended December 31, 2018 and 2019 was $0.1 million and $24.2 million, respectively. No share-based compensation expense was recognized during the year ended December 31, 2020. Share-based compensation expense is included in General, administrative and marketing in our consolidated statement of operations. As of December 31, 2020, unrecognized share-based compensation expense related to stock options was approximately $318.7 million. The estimated fair value associated with each option will be recognized as share-based compensation expense if and when the related recognition conditions, for accounting purposes, are met. As it relates to the consummation of the first Measurement Date to occur after the grant date associated with each then-outstanding stock option, previously unrecognized share-based compensation expense associated with each then-outstanding stock option will be recognized immediately prior to the effective date associated with such Measurement Date, as the vesting and exercisability conditions required for expense recognition will have been met.

See Note 14, Subsequent Events for additional details related to the amendment to the 2015 Equity Plan and awards granted thereunder.

Stockholder Note Receivable

On August 27, 2018, Life Time, Inc. entered into a loan agreement with our CEO, who is also one of our stockholders, pursuant to which we loaned him $20.0 million. As security for repayment of the loan, we were granted a security interest in 5.0 million shares of our common stock which is held by our CEO. The loan bears

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

interest equal to the highest interest rate associated with the revolving portion of our senior secured credit facility or, if there are no outstanding revolving borrowings, the highest interest rate associated with outstanding borrowings under the term loans portion of our senior secured credit facility. The loan matures at the earlier of August 2023 or upon the occurrence of certain events, including in connection with an initial public offering or a change of control, as well as the period immediately following the officer’s termination of employment.

On July 3, 2019, in connection with the execution of the First Stock Purchase Agreement and upon approval of our board of directors, we amended the loan agreement to reflect our forgiveness of an aggregate principal amount of $5.0 million. All other terms and conditions associated with the initial loan agreement remained unchanged. The principal forgiveness was accounted for as an equity transaction, whereby the Stockholder note receivable and Additional paid-in capital balances recognized on our consolidated balance sheet were each reduced by $5.0 million. The income tax benefit of approximately $1.3 million associated with the principal forgiveness was recognized as an increase in both Income tax receivable and Additional paid-in capital on our consolidated balance sheet. At both December 31, 2019 and 2020, the outstanding stockholder loan balance was $15.0 million, which is recognized as a reduction of stockholders’ equity on our consolidated balance sheets. For cash flow purposes, the $20.0 million we loaned to our CEO is reported within the financing section on our consolidated statement of cash flows for the year ended December 31, 2018.

11.	Commitments and Contingencies

Purchase Commitments

We contract in advance for land purchases, construction services and materials and utilities, among other things. The purchase commitments were $290.6 million and $232.6 million at December 31, 2019 and 2020, respectively.

Legal Matters

Bartell et al. v. LTF Club Operations Company, Inc.

We defended a putative class action asserting that Life Time failed to honor cancellation requests and refund payments made by former members of Life Time’s Ohio health clubs under membership agreements that allegedly violate the Ohio Prepaid Entertainment Contract Act (“PECA”) and the Ohio Consumer Sales Practices Act (“CSPA”). The case is Laurence Bartell, et al. v. LTF Club Operations Company, Inc., Case No. 2:14-cv-401, in the United States District Court, Southern District of Ohio, Eastern Division. LTF Club Operations Company, Inc. is a wholly-owned subsidiary of Life Time, Inc.

The District Court granted final approval to the parties’ settlement of this case on August 7, 2020. Under the terms of the settlement, we agreed to contribute to a settlement fund of $14.0 million from which all costs of settlement would be paid, including awards to the class, settlement administration expenses, and court-awarded service awards and attorneys’ fees. Class members were allowed to claim either (1) a cash award of dues they paid to Life Time after providing notice of cancellation of their membership (“Cash Award”) or (2) a membership award of a dues credit with a face value of 3 times the Cash Award toward any access membership with Life Time (“Membership Award”). The period for the class members to make this election ended on July 8, 2020. Based on the Cash Awards and Membership Awards claimed by the class members and the amount awarded for plaintiff’s attorneys’ fees and costs and a class representative service award, we paid $13.3 million in September 2020. Because our cost to service a membership is less than the Membership Award, the amount of our loss did not ultimately directly correspond to the total settlement amount of $14.0 million.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Life Time, Inc. et al. v. Zurich American Insurance Company

On August 19, 2020, Life Time, Inc., several of its subsidiaries, and a joint venture entity, Bloomingdale Life Time Fitness LLC (collectively, the “Life Time Parties”) filed a Complaint against Zurich American Insurance Company (“Zurich”) in the Fourth Judicial District of the State of Minnesota, County of Hennepin (Case No. 27-CV-20-10599) (the “Action”) seeking declaratory relief and damages with respect to Zurich’s failure under a property/business interruption insurance policy to provide certain coverage to the Life Time Parties related to the closure or suspension by governmental authorities of their business activities due to the spread or threat of spread of COVID-19. On March 15, 2021, certain of the Life Time Parties filed a First Amended Complaint in the Action adding claims against Zurich under a Builders’ Risk policy related to the suspension of multiple construction projects. This Action is subject to many uncertainties, and the outcome of the matter is not predictable with any assurance.

Other Litigation

We are also engaged in other proceedings incidental to the normal course of business. Due to their nature, such legal proceedings involve inherent uncertainties, including but not limited to court rulings, negotiations between affected parties and governmental intervention. We establish reserves for matters that are probable and estimable in amounts we believe are adequate to cover reasonable adverse judgments. Based upon the information available to us and discussions with legal counsel, it is our opinion that the outcome of the various legal actions and claims that are incidental to our business will not have a material adverse impact on our consolidated financial position, results of operations or cash flows. Such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.

401(k) Savings and Investment Plan

We offer a 401(k) savings and investment plan (the “401(k) Plan”) to substantially all full-time employees who have at least six months of service and are at least 21 years of age. We made discretionary contributions to the 401(k) Plan in the amount of $2.8 million and $4.5 million during the years ended December 31, 2018 and 2019, respectively. We did not make a discretionary contribution to the 401(k) Plan during the year ended December 31, 2020.

Letters of Credit & Posted Bonds

As of December 31, 2019 and 2020, we had $23.9 million and $22.6 million, respectively, in irrevocable standby letters of credit outstanding, which were issued primarily to municipalities, for sites under construction, as well as certain insurance carriers to guarantee payments of deductibles for various insurance programs, such as workers’ compensation and commercial liability insurance. Such letters of credit are secured by the collateral under our senior secured credit facility. As of both December 31, 2019 and 2020, no amounts had been drawn on any of these irrevocable standby letters of credit.

As of December 31, 2019 and 2020, we had posted bonds totaling $58.2 million and $37.1 million, respectively, related to construction activities and operational licensing.

12.	Related Party Transactions

Related Party Leases Entered Into During the Years Ended December 31, 2019 and 2020

For information on related party leases, including with respect to sale-leaseback transactions, that we entered into during the years ended December 31, 2019 and 2020, see Note 9, Leases.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Other Property Leases

In October 2003, we leased a center located within a shopping center that is owned by a general partnership in which our CEO has a 100% interest. During each of the years ended December 31, 2018, 2019 and 2020, we paid rent pursuant to this lease agreement of $0.8 million, $0.8 million and $0.5 million, respectively. The terms of the original lease were negotiated by one of our then-independent directors on behalf of our company and were reviewed and approved by a majority of our then-independent and disinterested directors. In September 2015, upon the approval of our board of directors, we exercised a renewal option associated with the original lease. In June 2016, due to the fact that the square footage of the center was expanded and upon approval of our board of directors, we entered into an amended lease agreement. Under the terms of the amended lease agreement, the lease term was extended and the minimum rental payments were adjusted to reflect the increased square footage. The current lease expires in December 2030 and includes four five-year renewal options.

During the year ended December 31, 2017, we entered into sale-leaseback transactions, associated with two of our properties, with a limited liability company that is a related party to one of our existing stockholders. Each lease expires in September 2042 and includes six five-year renewal options. During the years ended December 31, 2018, 2019 and 2020, we paid rent pursuant to these leases of $6.0 million, $6.0 million and $4.5 million, respectively.

During the year ended December 31, 2018, we entered into a sale-leaseback transaction involving one property, with a limited liability company in which our CEO owns a 33% interest. Under this agreement, we sold assets with a net book value of $21.5 million for $18.0 million, which was reduced by transaction costs of less than $0.1 million, for net cash proceeds of $17.9 million. The estimated fair value of the property at the time of sale was approximately $21.7 million. The initial lease term expires in June 2043 and includes two eight-year renewal options. During the years ended December 31, 2018, 2019 and 2020, we paid aggregate rent pursuant to this lease agreement of $0.8 million, $1.2 million and $0.8 million, respectively.

Stockholder Note Receivable

For information on the stockholder note receivable, see Note 10, Stockholders’ Equity.

Arrangements with our Investors and Management Stockholders

For information on the sale of our common stock with certain of our stockholders and on the voluntary stock option purchase offer, see Note 10, Stockholders’ Equity.

Related Party Secured Loan

For information on the secured loan from an investor group comprised of our stockholders or their affiliates, see Note 8, Debt.

Unsecured Notes Offering

An affiliate of one of our stockholders was one of the initial purchasers in Life Time, Inc.’s offering of the New Senior Unsecured Notes and received customary initial purchaser discounts and commissions.

Other

We are party to a consulting agreement with a company owned by the spouse of one of our former executive vice presidents. Under this agreement, the spouse’s company provides us with mental health programing, services and training. We first entered into this agreement in March 2018 and pay approximately $0.2 million per year for these services.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Life Time, Inc. and an entity owned by our President and Chief Financial Officer, Mr. Bergmann, jointly own an aircraft. In connection with this joint ownership, Life Time, Inc. and Mr. Bergmann’s entity entered into certain co-ownership, maintenance and personnel agreements under which the entity owned by Mr. Bergmann contributes approximately $0.1 million per year to an operations fund for the fixed costs for the aircraft. Life Time, Inc. and the entity owned by Mr. Bergmann have agreed to pay for the costs associated with their respective trips.

The daughter of our CEO currently serves as a director of real estate development for Life Time, Inc. During the years ended December 31, 2018, 2019 and 2020, we paid total compensation of approximately $0.1 million, $0.1 million and $0.2 million, respectively, for her services.

13.	Executive Nonqualified Plan

During 2006, we implemented the Executive Nonqualified Excess Plan of Life Time Fitness, a non-qualified deferred compensation plan. This plan was established for the benefit of our highly compensated employees, which our plan defines as our employees whose projected compensation for the upcoming plan year would meet or exceed the IRS limit for determining highly compensated employees. This unfunded, non-qualified deferred compensation plan allows participants the ability to defer and grow income for retirement and significant expenses in addition to contributions made to our 401(k) Plan.

All highly compensated employees eligible to participate in the Executive Nonqualified Excess Plan of Life Time Fitness, including but not limited to our executives, may elect to defer up to 50% of their annual base salary and/or annual bonus earnings to be paid in any coming year. The investment choices available to participants under the non-qualified deferred compensation plan are of the same type and risk categories as those offered under our 401(k) Plan and may be modified or changed by the participant or us at any time. Distributions can be paid out as in-service payments or at retirement. Retirement benefits can be paid out as a lump sum or in annual installments over a term of up to 10 years. We made matching contributions to this plan of less than $0.1 million during the year ended December 31, 2019. We did not make a matching contribution to this plan during the year end December 31, 2020. Any contributions to this plan vest to each participant according to their years of service with us. At December 31, 2019 and 2020, $11.6 million and $11.9 million, respectively, had been deferred and is being held on behalf of the employees. These amounts are included in Other liabilities on our consolidated balance sheets.

14.	Subsequent Events

We have evaluated all subsequent events through June 28, 2021 and determined that, with the exception of the debt refinancing transactions that occurred on January 22, 2021 and February 5, 2021, and the matters with respect to our 2015 Equity Plan detailed below, there have been no other such events or transactions which would have a material effect on the consolidated financial statements and therefore would require recognition or disclosure in the statements. For more information regarding the subsequent debt refinancing transactions, see Note 8, Debt.

Our board of directors approved an amendment to the 2015 Equity Plan effective on April 20, 2021, which amendment was approved by our stockholders effective on April 21, 2021. Pursuant to the amendment, the 2015 Equity Plan now provides for the issuance of up to approximately 30.6 million shares of our common stock, plus an annual increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2025, by a number equal to 1.5% of the fully diluted shares of our common stock outstanding on the last day of the immediately preceding fiscal year; provided, that no annual increase shall occur on or after the Company (or its successor) becomes a publicly listed company.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Effective on April 28, 2021, the Company granted approximately 10 thousand restricted stock units (“RSUs”) to a new director. The RSUs vest ratably over two years. Effective on May 3, 2021, the Company granted an award of 0.5 million restricted Series A Preferred Stock to our CEO that vests ratably over two years with full vesting on the date that is 180 days after an initial underwritten public offering. Effective on May 3, 2021, the Company granted the following awards under the 2015 Equity Plan, as amended:

•	Approximately 0.6 million RSUs to executives that vest ratably over two years with full vesting on the date that is 180 days after an initial underwritten public offering;

•	Approximately 1.1 million stock options to executives, which are 50% time-based vesting ratably over four years and 50% performance-based vesting; and

•	Approximately 2.1 million stock options to employees, which vest ratably over four years.

15.	Condensed Financial Information of Registrant (Parent Company Only)

Life Time Group Holdings, Inc. is a holding company with no material operations of its own that conducts substantially all of its activities through its subsidiaries. Life Time Group Holdings, Inc. has no cash and, as a result, all expenditures and obligations of the Company are allocated to and paid by its subsidiaries. Life Time, Inc. is the borrower under our senior secured credit facility and the indentures governing our Senior Secured Notes and our New Senior Unsecured Notes, the terms and conditions of which limit Life Time, Inc.’s ability to declare dividends or make any payment on equity to, directly or indirectly, fund a dividend or other distribution to Life Time Group Holdings, Inc. in connection with those borrowings. Dividends, redemptions and other payments on equity (restricted payments) are limited to those permitted under the senior secured credit facility and the indentures governing our Senior Secured Notes and New Senior Unsecured Notes. Due to the aforementioned restrictions, substantially all of the net assets of our subsidiaries are restricted. For information regarding our senior secured credit facility, Senior Secured Notes and New Senior Unsecured Notes, see Note 8, Debt.

The following condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, our investment in our subsidiaries is presented under the equity method of accounting. During the years ended December 31, 2018 and 2019, we recognized share-based compensation expense related to stock options of $0.1 million and $24.2 million, respectively, which is included in General, administrative and marketing expenses in our parent-only condensed statements of operations. No share-based compensation expense was recognized during the year ended December 31, 2020. A condensed statement of cash flows is not presented because Life Time Group Holdings, Inc. has no cash, and, therefore, no material operating, investing, or financing cash flow activities for years ended December 31, 2018, 2019 and 2020. The financing cash flow activities associated with the proceeds we received from the issuance of our common stock during the years ended December 31, 2019 and 2020, as well as the payments we made to purchase of stock options during the year ended December 31, 2019, were non-cash transactions for Life Time Group Holdings, Inc., as the cash inflows and outflows associated with those transactions occurred at our subsidiary, Life Time, Inc. For more information regarding these transactions, see Note 10, Stockholders’ Equity.

LIFE TIME GROUP HOLDINGS, INC.

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2019	2020
ASSETS
Current assets	$—	$—
Noncurrent assets:
Investment in subsidiaries	1,765,183	1,496,413

Total noncurrent assets	1,765,183	1,496,413

Total assets	$1,765,183	$1,496,413

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$—	$—
Noncurrent liabilities	—	—

Total liabilities	—	—

Stockholders’ equity:
Common stock, $0.01 par value per share, 170,000 shares authorized; 141,596 and 145,196 shares issued and outstanding, respectively	1,416	1,452
Additional paid-in capital	1,479,941	1,569,905
Retained earnings/(deficit)	283,826	(74,944)

Total stockholders’ equity	1,765,183	1,496,413

Total liabilities and stockholders’ equity	$1,765,183	$1,496,413

LIFE TIME GROUP HOLDINGS, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	For the Year Ended December 31,
	2018	2019	2020
Revenue:
Center revenue	$—	$—	$—
Other revenue	—	—	—

Total revenue	—	—	—
Operating expenses:
Center operations	—	—	—
Rent	—	—	—
General, administrative and marketing	100	24,152	—
Depreciation and amortization	—	—	—
Other operating	—	—	—

Total operating expenses	100	24,152	—

Loss from operations	(100)	(24,152)	—
Other (expense) income:
Interest expense, net of interest income	—	—	—
Equity in earnings of affiliate	—	—	—

Total other expense	—	—	—

Loss before income taxes	(100)	(24,152)	—
Benefit from income taxes	(29)	(7,004)	—

Net loss before equity in net income of subsidiaries	(71)	(17,148)	—
Net income (loss) of subsidiaries attributable to Life Time Group Holdings, Inc.	40,959	47,173	(360,192)

Net income (loss) attributable to Life Time Group Holdings, Inc.	$40,888	$30,025	$(360,192)

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

(Unaudited)

	December 31, 2020	June 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	$33,195	$104,200
Accounts receivable, net	4,805	6,841
Center operating supplies and inventories	36,276	38,079
Prepaid expenses and other current assets	87,231	42,252
Income tax receivable	4,192	5,069

Total current assets	165,699	196,441
Property and equipment, net	2,692,712	2,718,048
Goodwill	1,233,176	1,233,176
Operating lease right-of-use assets	1,708,597	1,750,833
Intangible assets, net	164,419	164,024
Other assets	52,955	57,141

Total assets	$6,017,558	$6,119,663

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$54,104	$81,763
Construction accounts payable	39,936	55,052
Deferred revenue	42,274	41,054
Accrued expenses and other current liabilities	117,675	170,330
Current maturities of debt	139,266	31,581
Current maturities of operating lease liabilities	49,877	43,899

Total current liabilities	443,132	423,679
Long-term debt, net of current portion	2,133,330	2,337,630
Operating lease liabilities, net of current portion	1,738,393	1,783,639
Deferred income taxes	195,122	147,991
Other liabilities	26,168	25,719

Total liabilities	4,536,145	4,718,658

Commitments and contingencies (Note 10)
Mezzanine equity:
Series A convertible participating preferred stock, $0.01 par value per share; 12,000 shares authorized; 0 and 5,930 shares issued and outstanding, respectively	—	151,336

Stockholders’ equity:
Common stock, $0.01 par value per share; 170,000 and 200,000 shares authorized, respectively; 145,196 shares issued and outstanding	1,452	1,452
Additional paid-in capital	1,569,905	1,564,591
Stockholder note receivable	(15,000)	(15,000)
Retained deficit	(71,714)	(300,871)
Accumulated other comprehensive loss	(3,230)	(503)

Total stockholders’ equity	1,481,413	1,249,669

Total liabilities, mezzanine equity and stockholders’ equity	$6,017,558	$6,119,663

See notes to unaudited condensed consolidated financial statements

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2021	2020	2021
Revenue:
Center revenue	$78,847	$316,596	$476,570	$561,690
Other revenue	1,738	6,591	12,310	10,795

Total revenue	80,585	323,187	488,880	572,485
Operating expenses:
Center operations	88,321	218,711	349,778	393,326
Rent	46,404	51,522	90,931	102,039
General, administrative and marketing	36,443	43,322	87,461	81,592
Depreciation and amortization	62,193	57,822	127,124	119,028
Other operating	16,003	8,930	22,260	15,864

Total operating expenses	249,364	380,307	677,554	711,849

Loss from operations	(168,779)	(57,120)	(188,674)	(139,364)
Other (expense) income:
Interest expense, net of interest income	(32,072)	(40,078)	(64,757)	(136,295)
Equity in earnings of affiliate	(297)	(91)	(243)	(384)

Total other expense	(32,369)	(40,169)	(65,000)	(136,679)

Loss before income taxes	(201,148)	(97,289)	(253,674)	(276,043)
Benefit from income taxes	(47,546)	(20,933)	(71,017)	(46,886)

Net loss	$(153,602)	$(76,356)	$(182,657)	$(229,157)

Loss per common share—basic and diluted	$(1.06)	$(0.57)	$(1.26)	$(1.65)
Weighted-average common shares outstanding—basic and diluted	145,196	145,196	145,078	145,196

See notes to unaudited condensed consolidated financial statements

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2021	2020	2021
Net loss	$(153,602)	$(76,356)	$(182,657)	$(229,157)
Foreign currency translation adjustments, net of tax of $0	2,835	1,565	(5,849)	2,727

Comprehensive loss	$(150,767)	$(74,791)	$(188,506)	$(226,430)

See notes to unaudited condensed consolidated financial statements

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Stockholder Note Receivable	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance at April 1, 2020	141,196	$1,452	$1,569,905	$(15,000)	$259,423	$(13,336)	$1,802,444
Net loss	—	—	—	—	(153,602)	—	(153,602)
Other comprehensive income	—	—	—	—	—	2,835	2,835

Balance at June 30, 2020	141,196	$1,452	$1,569,905	$(15,000)	$105,821	$(10,501)	$1,651,677

	Common Stock		Additional Paid-in Capital	Stockholder Note Receivable	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance at January 1, 2020	141,596	$1,416	$1,479,941	$(15,000)	$288,478	$(4,652)	$1,750,183
Net loss	—	—	—	—	(182,657)	—	(182,657)
Other comprehensive loss	—	—	—	—	—	(5,849)	(5,849)
Common stock issuance	3,600	36	89,964	—	—	—	90,000

Balance at June 30, 2020	145,196	$1,452	$1,569,905	$(15,000)	$105,821	$(10,501)	$1,651,677

	Common Stock		Additional Paid-in Capital	Stockholder Note Receivable	Retained Deficit	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance at April 1, 2021	145,196	$1,452	$1,565,623	$(15,000)	$(224,515)	$(2,068)	$1,325,492
Net loss	—	—	—	—	(76,356)	—	(76,356)
Other comprehensive income	—	—	—	—	—	1,565	1,565
Share-based compensation	—	—	1,130	—	—	—	1,130
Settlement of accrued compensation liabilities through the issuance of share-based compensation awards	—	—	3,844	—	—	—	3,844
Dividends on preferred stock	—	—	(6,006)	—	—	—	(6,006)

Balance at June 30, 2021	145,196	$1,452	$1,564,591	$(15,000)	$(300,871)	$(503)	$1,249,669

	Common Stock		Additional Paid-in Capital	Stockholder Note Receivable	Retained Deficit	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance at January 1, 2021	145,196	$1,452	$1,569,905	$(15,000)	$(71,714)	$(3,230)	$1,481,413
Net loss	—	—	—	—	(229,157)	—	(229,157)
Other comprehensive income	—	—	—	—	—	2,727	2,727
Share-based compensation	—	—	1,130	—	—	—	1,130
Settlement of accrued compensation liabilities through the issuance of share-based compensation awards	—	—	3,844	—	—	—	3,844
Dividends on preferred stock	—	—	(10,288)	—	—	—	(10,288)

Balance at June 30, 2021	145,196	$1,452	$1,564,591	$(15,000)	$(300,871)	$(503)	$1,249,669

See notes to unaudited condensed consolidated financial statements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2021
Cash flows from operating activities:
Net loss	$(182,657)	$(229,157)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	127,124	119,028
Deferred income taxes	(40,820)	(47,132)
Non-cash rent expense	26,307	6,219
Impairment charges associated with long-lived assets	7,014	1,775
(Gain) loss on disposal of property and equipment, net	(2,406)	1,110
Loss on debt extinguishment	—	40,993
Write-off of discounts and debt issuance costs	—	18,325
Amortization of discounts and debt issuance costs	5,896	5,127
Share-based compensation	—	2,881
Changes in operating assets and liabilities	15,940	71,259
Other	(774)	(3,467)

Net cash used in operating activities	(44,376)	(13,039)

Cash flows from investing activities:
Capital expenditures	(168,292)	(121,973)
Proceeds from sale-leaseback transactions	122,883	33,933
Proceeds from the sale of land held for sale	22,971	—
Other	2,899	(1,678)

Net cash used in investing activities	(19,539)	(89,718)

Cash flows from financing activities:
Proceeds from borrowings	116,583	1,907,577
Repayments of debt	(17,934)	(1,594,439)
Proceeds from senior secured credit facility	429,000	15,000
Repayments of senior secured credit facility	(510,902)	(109,000)
Repayments of finance lease liabilities	(555)	(750)
Increase in debt discounts and issuance costs	—	(44,676)
Proceeds from the issuance of common stock	90,000	—

Net cash provided by financing activities	106,192	173,712

Effect of exchange rates on cash and cash equivalents	(258)	50

Increase in cash and cash equivalents	42,019	71,005
Cash and cash equivalents—beginning of period	47,951	33,195

Cash and cash equivalents—end of period	$89,970	$104,200

See notes to unaudited condensed consolidated financial statements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

1.	Nature of Business and Basis of Consolidation and Presentation

Nature of Business

Life Time Group Holdings, Inc. (collectively with its direct and indirect subsidiaries, “Life Time,” “We,” “Our,” or “the Company”) is a holding company incorporated in the state of Delaware. Life Time Group Holdings, Inc. changed its name from LTF Holdings, Inc. effective on June 21, 2021. We are primarily engaged in designing, building, and operating distinctive and large, multi-use sports and athletic, professional fitness, family recreation and spa centers in a resort-like environment, principally in residential locations of major metropolitan areas in the United States and Canada. As of June 30, 2021, we operated 153 centers in 29 states and one Canadian province.

COVID-19 Impact

On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic and recommended containment and mitigation measures worldwide. On March 13, 2020, the United States declared a National Public Health Emergency with respect to COVID-19. On March 16, 2020, we closed all of our centers based on orders and advisories from federal, state and local governmental authorities regarding COVID-19, during which time we did not draft or collect monthly access membership dues or recurring product charges from our members. We re-opened our first center on May 8, 2020 and continued to re-open our centers as state and local governmental authorities permitted.

Because all of our centers are currently open, we are collecting monthly access membership dues and recurring product charges from active members associated with all of our centers. Whether we will need to close any of our centers and the duration of any such future center closures that may occur, remains uncertain and is dependent on future developments that cannot be accurately predicted at this time.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements include the accounts of Life Time Group Holdings, Inc. and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (‘‘GAAP’’), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect our consolidated operating results. All adjustments (consisting of normal recurring adjustments) considered necessary to fairly present our consolidated financial position, results of operations and cash flows for the periods have been included.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. A summary of our significant accounting policies is included in Note 2 to our annual consolidated financial statements.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 also amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have a material impact on our condensed consolidated financial statements.

Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is our Founder, Chairman and Chief Executive Officer (“CEO”). Our CODM assesses financial performance and allocates resources based on the consolidated financial results at the total entity level. Accordingly, we have determined that we have one operating segment and one reportable segment.

Fair Value Measurements

The accounting guidance establishes a framework for measuring fair value and expanded disclosures about fair value measurements. The guidance applies to all assets and liabilities that are measured and reported on a fair value basis. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires that each asset and liability carried at fair value be classified into one of the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying amounts related to cash and cash equivalents, accounts receivable, income tax receivable, accounts payable and accrued liabilities approximate fair value.

Fair Value Measurements on a Recurring Basis. We had no remeasurements of such assets or liabilities to fair value during either of the three or six months ended June 30, 2020 and 2021.

Financial Assets and Liabilities. At both December 31, 2020 and June 30, 2021, the gross carrying amount of our outstanding debt approximates fair value. The fair value of our debt is based on the amount of future cash flows discounted using rates we would currently be able to realize for similar instruments of comparable maturity. If our long-term debt were recorded at fair value, it would be classified as Level 2 in the fair value hierarchy. For more information regarding our debt, see Note 6, Debt.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Fair Value Measurements on a Nonrecurring Basis. Assets and liabilities that are measured at fair value on a nonrecurring basis primarily relate to our long-lived assets, goodwill and intangible assets, which are remeasured when the derived fair value is below carrying value on our condensed consolidated balance sheets. For these assets, we do not periodically adjust carrying value to fair value except in the event of impairment. If we determine that impairment has occurred, the carrying value of the asset would be reduced to fair value and the difference would be recorded as a loss within operating income in our condensed consolidated statements of operations.

During both the three and six months ended June 30, 2020 and 2021, we determined that certain projects were no longer deemed viable for construction, and that the previously-capitalized site development costs associated with these projects were impaired. Accordingly, as it relates to these long-lived assets, we recognized impairment charges of $6.8 million and $0.9 million for the three months ended June 30, 2020 and 2021, respectively, and we recognized impairment charges of $7.0 million and $1.8 million for the six months ended June 30, 2020 and 2021, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2020	June 30, 2021
Property held for sale	$49,686	$6,184
Construction contract receivables	12,398	6,665
Deferred membership origination costs	7,212	5,313
Prepaid expenses	17,935	24,090

Prepaid expenses and other current assets	$87,231	$42,252

Deferred Offering Costs. Prepaid expenses and other current assets at June 30, 2021 include deferred offering costs totaling approximately $0.8 million, all of which were incurred during the six months ended June 30, 2021. These deferred offering costs primarily consist of legal, accounting and other fees relating to the Company’s potential initial public offering (“IPO”). In the event the IPO is consummated, these deferred offering costs will be netted against the IPO proceeds and recognized as a reduction in Additional paid-in capital on our condensed consolidated balance sheet. In the event the IPO is not consummated, the then existing deferred offering costs balance will be expensed in the period in which the determination has been made that the IPO will not be consummated.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2020	June 30, 2021
Real estate taxes	$31,015	$28,865
Accrued interest	15,010	44,092
Payroll liabilities	17,136	26,754
Utilities	5,379	6,904
Self-insurance accruals	22,444	25,057
Corporate accruals	24,123	24,257
Dividends payable	—	10,288
Current maturities of finance lease liabilities	1,171	1,427
Other	1,397	2,686

Accrued expenses and other current liabilities	$117,675	$170,330

Loss per Share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. The numerator in the diluted loss per share calculation is derived by adding the effect of assumed common stock conversions to loss available to common stockholders. The denominator in the diluted loss per share calculation is derived by adding dilutive potential common shares to the weighted average number of common shares outstanding during the period. Potentially dilutive securities that are subject to performance or market conditions are considered contingently issuable shares for purposes of calculating diluted loss per share. Accordingly, these contingently issuable shares are excluded from the computation of diluted loss per share until the performance or market conditions have been met. Other potentially dilutive securities that do not involve contingently issuable shares are also excluded from the computation of diluted loss per share if their effect is antidilutive.

For both the three and six months ended June 30, 2020 and 2021, our potentially dilutive securities include stock options, all of which are subject to performance conditions that were not met as of the end of each respective period. Accordingly, the contingently issuable shares associated with our stock options are excluded from the computation of diluted loss per share for both the three and six months ended June 30, 2020 and 2021. For both the three and six months ended June 30, 2021, our potentially dilutive securities also include unvested restricted stock units, outstanding shares of Series A convertible participating preferred stock (“Series A Preferred Stock”) and unvested restricted Series A Preferred Stock. Due to the net loss that we recognized during both the three and six months ended June 30, 2021, the potentially dilutive common shares associated with our unvested restricted stock units, outstanding shares of Series A Preferred Stock and unvested restricted Series A Preferred Stock were determined to be antidilutive and, therefore, are excluded from the computation of diluted loss per share for both the three and six months ended June 30, 2021.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

The following table sets forth the calculation of basic and diluted loss per share for both the three and six months ended June 30, 2020 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
Net loss	$(153,602)	$(76,356)	$(182,657)	$(229,157)
Dividends accrued on Series A Preferred Stock	—	(6,006)	—	(10,288)

Loss available to common stockholders	$(153,602)	$(82,362)	$(182,657)	$(239,445)

Weighted average common shares outstanding—basic and diluted	145,196	145,196	145,078	145,196

Loss per share—basic and diluted	$(1.06)	$(0.57)	$(1.26)	$(1.65)

The following is a summary of potential common shares that were excluded from the computation of diluted loss per share for both the three and six months ended June 30, 2020 and 2021:

	Three Months Ended March 31,		Six Months Ended June 30,
	2020	2021	2020	2021
Stock options	21,485	24,213	21,485	24,213
Unvested restricted stock units	—	610	—	610
Outstanding shares of Series A Preferred Stock	—	5,430	—	5,430
Unvested restricted Series A Preferred Stock	—	500	—	500

Potential common shares excluded from diluted loss per share	21,485	30,753	21,485	30,753

For more information regarding our outstanding Series A Preferred Stock and unvested restricted Series A Preferred Stock, see Note 8, Mezzanine Equity and Note 9, Stockholders’ Equity. For more information regarding our stock options and unvested restricted stock units, see Note 9, Stockholders’ Equity.

Subsequent Events

We have evaluated all subsequent events through August 26, 2021 and, except for cancellation and discharge of the stockholder note receivable noted below, for which the date is September 13, 2021, there have been no events or transactions which would have a material effect on the condensed consolidated financial statements and therefore would require recognition or disclosure in the statements.

During August 2021, Life Time, Inc. terminated the amended loan agreement with our CEO, which resulted in the cancellation and complete discharge of the then outstanding principal balance of $15.0 million. During the third quarter of 2021, the discharge of the loan will be accounted for as an equity transaction, whereby both the stockholder note receivable and Additional paid-in capital balances recognized on our consolidated balance sheet will be reduced by $15.0 million.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

3.	Supplemental Cash Flow Information

Decreases (increases) in operating assets and increases (decreases) in operating liabilities are as follows:

	Six Months Ended June 30,
	2020	2021
Accounts receivable	$(2,396)	$(2,119)
Center operating supplies and inventories	3,559	(1,780)
Prepaid expenses and other current assets	3,482	(3,763)
Income tax receivable	(15,736)	(876)
Other assets	2,933	1,434
Accounts payable	18,323	27,389
Accrued expenses and other current liabilities	(18,676)	52,936
Deferred revenue	11,088	(2,087)
Other liabilities	13,363	125

Changes in operating assets and liabilities	$15,940	$71,259

Additional supplemental cash flow information is as follows:

	Six Months Ended June 30,
	2020	2021
Net cash (received from income tax refunds, net of taxes paid) paid for income taxes, net of refunds received	$(14,757)	$1,112
Cash payments for interest, net of capitalized interest	59,295	42,302
Capitalized interest	2,859	1,726

See Note 7, Leases for supplemental cash flow information associated with our lease arrangements for both the three and six months ended June 30, 2020 and 2021.

4.	Goodwill and Intangibles

The goodwill balance was $1,233.2 million at December 31, 2020 and June 30, 2021.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Intangible assets consisted of the following:

	December 31, 2020
	Gross	Accumulated Amortization	Net
Intangible Assets:
Trade name	$163,000	$—	$163,000
Member relationships	62,100	(62,100)	—
Other	5,252	(3,833)	1,419

Total intangible assets	$230,352	$(65,933)	$164,419

	June 30, 2021
	Gross	Accumulated Amortization	Net
Intangible Assets:
Trade name	$163,000	$—	$163,000
Member relationships	62,100	(62,100)	—
Other	5,252	(4,228)	1,024

Total intangible assets	$230,352	$(66,328)	$164,024

Amortization expense associated with intangible assets for the three months ended June 30, 2020 and 2021 was $1.5 million and $0.2 million, respectively, and was $3.4 million and $0.4 million for the six months ended June 30, 2020 and 2021, respectively. Amortization expense associated with intangible assets is included in Depreciation and amortization in our condensed consolidated statements of operations.

5.	Revenue

Revenue associated with our membership dues, enrollment fees, and certain services from our in-center businesses is recognized over time as earned. Revenue associated with products and services offered in our cafes and spas, as well as through e-commerce, is recognized at a point in time. The following is a summary of revenue, by major revenue stream, that we recognized during the three and six months ended June 30, 2020 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
Membership dues and enrollment fees	$57,851	$217,244	$320,539	$392,551
In-center revenue	20,996	99,352	156,031	169,139

Total center revenue	78,847	316,596	476,570	561,690
Other revenue	1,738	6,591	12,310	10,795

Total revenue	$80,585	$323,187	$488,880	$572,485

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

The timing associated with the revenue we recognized during the three months ended June 30, 2020 and 2021 is as follows:

	For the Three Months Ended June 30, 2020			For the Three Months Ended June 30, 2021
	Center Revenue	Other Revenue	Total Revenue	Center Revenue	Other Revenue	Total Revenue
Goods and services transferred over time	$67,066	$1,738	$68,804	$272,971	$6,591	$279,562
Goods and services transferred at a point in time	11,781	—	11,781	43,625	—	43,625

Total Revenue	$78,847	$1,738	$80,585	$316,596	$6,591	$323,187

The timing associated with the revenue we recognized during the six months ended June 30, 2020 and 2021 is as follows:

	For the Six Months Ended June 30, 2020			For the Six Months Ended June 30, 2021
	Center Revenue	Other Revenue	Total Revenue	Center Revenue	Other Revenue	Total Revenue
Goods and services transferred over time	$416,829	$12,310	$429,139	$489,074	$10,795	$499,869
Goods and services transferred at a point in time	59,741	—	59,741	72,616	—	72,616

Total Revenue	$476,570	$12,310	$488,880	$561,690	$10,795	$572,485

Contract liabilities represent payments or consideration received in advance for goods or services that the Company has not yet transferred to the customer. Contract liabilities consist primarily of deferred revenue as a result of fees collected in advance for membership dues, enrollment fees, personal training, and other center services offerings, as well as our media and athletic events. Total contract liabilities at June 30, 2020 and 2021 were $65.1 million and $44.0 million, respectively.

Contract liabilities that will be recognized within one year are classified as current liabilities and are included in Deferred revenue in our condensed consolidated balance sheets, the balance of which was $59.1 million and $41.1 million at June 30, 2020 and 2021, respectively. These balances primarily consist of prepaid membership dues, personal training and other in-center services, and enrollment fees. The $18.0 million decrease in the balance at June 30, 2021 compared to the balance at June 30, 2020 was primarily driven by the usage of membership dues credits that we gave to members during 2020 as a result of center closures. Also, deferred revenue associated with enrollment fees and center services offerings decreased as a result of our center closures in 2020.

Contract liabilities that will be recognized in a future period greater than one year are classified as long-term liabilities and are included in Other liabilities in our condensed consolidated balance sheets, the balance of which was $6.0 million and $2.9 million at June 30, 2020 and 2021, respectively. These balances primarily consist of deferred enrollment fees. The $3.1 million decrease in the balance at June 30, 2021 compared to the balance at June 30, 2020 was primarily driven by our center closures during 2020.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

6.	Debt

Debt consisted of the following:

	December 31, 2020	June 30, 2021
Term Loan Facility, maturing December 2024	$—	$845,750
Prior Term Loan Facility, retired January 2021	1,471,584	—
Prior Revolving Credit Facility, retired January 2021	94,000	—
Secured Notes, maturing January 2026	—	925,000
Unsecured Notes, maturing April 2026	—	475,000
2023 Notes, retired February 2021	450,000	—
Secured loan—related parties, retired January 2021	101,503	—
Mortgage notes, various maturities (1)	167,872	156,844
Other debt	4,289	4,289
Fair value adjustment	2,469	2,143

Total debt	2,291,717	2,409,026
Less unamortized debt discounts and issuance costs	(19,121)	(39,815)

Total debt less unamortized issuance costs	2,272,596	2,369,211
Less current maturities	(139,266)	(31,581)

Long-term debt, less current maturities	$2,133,330	$2,337,630

(1)

Mortgage notes collateralized by certain related real estate and buildings, due through 2027 at a weighted average interest rate of 4.68% and 4.69% at December 31, 2020 and June 30, 2021, respectively.

Refinancing Transactions

During the six months ended June 30, 2021, Life Time, Inc., an indirect, wholly-owned subsidiary of Life Time Group Holdings, Inc., as the borrower and issuer, as applicable, together with certain other wholly-owned subsidiaries: (i) refinanced in full the then outstanding balances associated with our previous term loan facility (the “Prior Term Loan Facility”) and our prior revolving credit facility (the “Prior Revolving Credit Facility”) through net cash proceeds Life Time, Inc. received from a new term loan facility (the “Term Loan Facility”) that matures in December 2024 as well as the issuance of senior secured notes (the “Secured Notes”) that mature in January 2026; (ii) refinanced in full our previous senior unsecured notes (the “2023 Notes”) through proceeds Life Time, Inc. received from the issuance of new senior unsecured notes (the “Unsecured Notes”) that mature in April 2026; and (iii) converted our then existing related party secured loan into Series A Preferred Stock.

Senior Secured Credit Facility

In June 2015, Life Time, Inc. and certain of our other wholly-owned subsidiaries entered into a senior secured credit facility with a group of lenders led by Deutsche Bank AG as the administrative agent. On January 22, 2021, Life Time, Inc. and certain of our other wholly-owned subsidiaries entered into an eighth amendment to the credit agreement governing our senior secured credit agreement (the “Amended Senior Secured Credit Facility”). Pursuant to the Amended Senior Secured Credit Facility, Life Time, Inc. and such other subsidiaries: (i) entered into the Term Loan Facility and incurred new term loans in an aggregate principal amount of $850.0 million; (ii) paid off the then outstanding balances associated with the Prior Term Loan Facility and the Prior Revolving Credit Facility, and (iii) extended the maturity of $325.2 million of the $357.9 million Prior Revolving Credit Facility to September 2024 (the “Revolving Credit Facility”).

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Upon the exercise of an accordion feature and subject to certain conditions, borrowings under the Amended Senior Secured Credit Facility may be increased up to an additional $400.0 million (plus additional amounts that may be added upon the satisfaction of certain financial tests) subject, in certain cases, to meeting a first lien net leverage ratio. Our ability to increase our borrowings under the Amended Senior Secured Credit Facility using this accordion feature is restricted during the Covenant Modification Period (as defined in “—Debt Covenants” below). The Amended Senior Secured Credit Facility is secured by a first priority lien (on a pari-passu basis with the Secured Notes described below) on substantially all of our assets.

The net cash proceeds Life Time, Inc. received under the Term Loan Facility, as well as from the Secured Notes, were used to: (i) refinance in full the then outstanding balances associated with the Prior Term Loan Facility and the Prior Revolving Credit Facility (details of which are described under “—Term Loan Facility” and “—Revolving Credit Facility,” respectively); (ii) pay debt issuance and original issue discount costs associated with each of these financing transactions (details of which are described in “—Debt Discounts and Issuance Costs” below); and (iii) strengthen our balance sheet by adding to our cash position.

Term Loan Facility

At both December 31, 2020 and January 22, 2021 (the effective date of the refinancing), the Prior Term Loan Facility balance was $1,471.6 million. Under the Term Loan Facility, Life Time, Inc. incurred new term loans in an aggregate principal amount of $850.0 million, of which $507.6 million represents cash proceeds received and $342.4 million represents the cashless portion of the Prior Term Loan Facility that was rolled over into the Term Loan Facility. On January 22, 2021, we used the net cash proceeds received from the Term Loan Facility, as well as a portion of the net proceeds received from the Secured Notes, to pay off the remaining $1,129.2 million Prior Term Loan Facility balance.

The $850.0 million Term Loan Facility amortizes at 0.25% quarterly, resulting in mandatory quarterly principal repayments of approximately $2.1 million, and matures in December 2024. At June 30, 2021, the Term Loan Facility loan balance was $845.8 million, with interest due at intervals ranging from 30 to 180 days at interest rates ranging from the London Interbank Offered Rate (“LIBOR”) plus 4.75% or base rate plus 3.75%, in either case subject to a 1.00% rate floor.

Revolving Credit Facility

The Prior Revolving Credit Facility provided for a $357.9 million revolver. At December 31, 2020 and January 22, 2021 (the effective date of the refinancing), the Revolving Credit Facility balance was $94.0 million and $109.0 million, respectively. Under the Revolving Credit Facility, we extended the maturity of $325.2 million of the $357.9 million revolver to September 2024. The remaining $32.7 million non-extended portion of our Revolving Credit Facility matures in August 2022. On January 22, 2021, we used a portion of the net proceeds we received from the Senior Secured Notes to pay off the then outstanding $109.0 million Prior Revolving Credit Facility balance.

At June 30, 2021, there were no outstanding borrowings on the Revolving Credit Facility and there were $40.8 million of outstanding letters of credit, resulting in total revolver availability, subject to a $100.0 million minimum liquidity requirement (see “—Debt Covenants” below), of $217.1 million, of which $184.4 million was available at intervals ranging from 30 to 180 days at interest rates ranging from LIBOR plus 4.25% or base rate plus 3.25%, while interest on the remaining $32.7 million was available at intervals ranging from 30 to 180 days at LIBOR plus 3.00% or base rate plus 2.00%.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

The weighted average interest rate and debt outstanding under the Revolving Credit Facility for the six months ended June 30, 2021 was 3.22% and $12.9 million, respectively.

Secured Notes

On January 22, 2021, Life Time, Inc. issued Secured Notes in an aggregate principal amount of $925.0 million. These notes mature in January 2026 and interest only payments are due semi-annually in arrears at 5.75%. Life Time, Inc. has the option to call the Secured Notes, in whole or in part, on one or more occasions, beginning on January 15, 2023, subject to the payment of a redemption price that includes a call premium that varies depending on the year of redemption. In addition, at any time prior to January 15, 2023, Life Time, Inc. may redeem up to 40% of the aggregate principal amount of the Secured Notes outstanding with the net proceeds of certain equity offerings by us at a redemption price equal to 105.75% of the principal amount of the Secured Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Secured Notes and the related guarantees are our senior secured obligations and are secured on a first-priority basis by security interests in substantially all of our assets. As of June 30, 2021, $925.0 million remained outstanding on the Secured Notes.

Unsecured Notes

In June 2015, Life Time, Inc. issued the 2023 Notes in the original principal amount of $450.0 million, which were scheduled to mature in June 2023. At both December 31, 2020 and February 5, 2021, $450.0 million remained outstanding on the notes. On February 5, 2021 Life Time, Inc. refinanced the 2023 Notes through the issuance by Life Time, Inc. of the Unsecured Notes in the original principal amount of $475.0 million. The Unsecured Notes mature in April 2026 and interest only payments are due semi-annually in arrears at 8.00%. The proceeds from the Unsecured Notes were used to: (i) redeem in full the then outstanding 2023 Notes balance of $450.0 million and satisfy and discharge our obligations thereunder; (ii) pay debt issuance costs associated with the issuance of the Unsecured Notes (details of which are described in “—Debt Discounts and Issuance Costs” below); and (iii) strengthen our balance sheet by adding to our cash position.

Life Time, Inc. has the option to redeem the Unsecured Notes, in whole or in part, on one or more occasions, beginning on February 1, 2023, subject to the payment of a redemption price that includes a call premium that varies depending on the year of redemption. In addition, at any time prior to February 1, 2023, Life Time, Inc. may redeem up to 40% of the aggregate principal amount of the Unsecured Notes outstanding with the net proceeds of certain equity offerings by us at a redemption price equal to 108.00% of the principal amount of the Unsecured Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Unsecured Notes and the related guarantees are our general senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior indebtedness without giving effect to collateral arrangements. As of June 30, 2021, $475.0 million remained outstanding on the Unsecured Notes.

Secured Loan—Related Parties

On June 24, 2020, we closed on an approximate $101.5 million secured loan (the “Related Party Secured Loan”) from an investor group that is comprised solely of our stockholders or their affiliates. The Related Party Secured Loan was scheduled to mature in June 2021. During the six months ended June 30, 2021, interest expense of approximately $0.7 million was recognized on this secured loan.

On January 11, 2021, Life Time Group Holdings, Inc. and certain of its subsidiaries and the investor group associated with the Related Party Secured Loan (or their assignees) entered into a contribution agreement (the

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

“Contribution Agreement”) pursuant to which we converted the total amount of outstanding principal and accrued interest (up though and including January 22, 2021) under the Related Party Secured Loan into Series A Preferred Stock. Effective January 22, 2021, the total outstanding principal and accrued interest balance of approximately $108.6 million was conveyed by the investor group to us and we issued, on a dollar-for-dollar basis, to the investor group approximately 5.4 million shares of Series A Preferred Stock with an estimated fair value of $149.6 million. For accounting purposes, because the fair value of the Series A Preferred Stock that was issued exceeded the carrying value of the outstanding principal and accrued interest balance associated with the Related Party Secured Loan that was extinguished, we recognized a $41.0 million debt extinguishment loss, which is included in Interest expense, net of interest income in our condensed consolidated statement of operations for the six months ended June 30, 2021. For more information regarding the Series A Preferred Stock that was issued in connection with this transaction, see Note 8, Mezzanine Equity.

Debt Discounts and Issuance Costs

In connection with the Prior Term Loan Facility, the 2023 Notes and the Related Party Secured Loan, we had incurred debt discounts and issuance costs totaling $78.6 million. At December 31, 2020, unamortized debt discounts and issuance costs of $19.1 million are included in Long-term debt, net of current portion on our December 31, 2020 condensed consolidated balance sheet. In connection with the extinguishment of these debt instruments during the six months ended June 30, 2021, previously unamortized debt discounts and issuance costs were written off. Accordingly, as it relates to these extinguished debt instruments, we recognized $18.3 million of debt discount and issuance cost write-offs during the six months ended June 30, 2021, which are included in Interest expense, net of interest income in our condensed consolidated statement of operations for the six months ended June 30, 2021.

In connection with the Term Loan Facility, Secured Notes and Unsecured Notes, we incurred debt discounts and issuance costs totaling approximately $43.9 million during the six months ended June 30, 2021. In our condensed consolidated balance sheets, we recognize and present unamortized debt discounts and issuance costs associated with non-revolving debt as a deduction from the face amount of related indebtedness. Accordingly, as it relates to these debt instruments, unamortized debt discounts and issuance costs of $39.8 million are included in Long-term debt, net of current portion on our June 30, 2021 condensed consolidated balance sheet.

In connection with both the Revolving Credit Facility and the Prior Revolving Credit Facility, we have incurred total debt issuance costs of $7.4 million, of which $0.8 million were incurred during the six months ended June 30, 2021. As of the January 22, 2021 effective date associated with the Amended Senior Secured Credit Facility, the borrowing capacity (i.e., the product of the remaining term and the maximum available credit) associated with the Revolving Credit Facility was greater than the borrowing capacity associated with the Prior Revolving Credit Facility. Accordingly, the debt issuance costs incurred in connection with the Revolving Credit Facility, as well as the unamortized portion of the debt issuance costs associated with the Prior Revolving Credit Facility, will be amortized over the term of the Revolving Credit Facility. We recognize and present unamortized issuance costs associated with revolving debt arrangements as an asset. Accordingly, unamortized revolver-related debt issuance costs of $1.3 million and $1.8 million, respectively, are included in Other assets on our condensed consolidated balance sheets at December 31, 2020 and June 30, 2021, respectively.

Debt Covenants

We are required to comply with certain affirmative and restrictive covenants under our Amended Senior Secured Credit Facility, Secured Notes and Unsecured Notes. We are also required to comply with a first lien net leverage ratio covenant under the revolving portion of our Amended Senior Secured Credit Facility. However, our

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Amended Senior Secured Credit Facility includes a covenant modification period (the “Covenant Modification Period”) ending on the earlier of (i) January 1, 2022 or (ii) the date we provide notice of our intention to terminate the Covenant Modification Period. During the Covenant Modification Period, we will not be obligated to comply with the first lien net leverage ratio covenant; however, we will be required to maintain a minimum liquidity balance of $100.0 million, which will be tested monthly.

Effective as of the end of the first fiscal quarter following the Covenant Modification Period and continuing throughout the remaining term of our Amended Senior Secured Credit Facility, we will be required to maintain a first lien net leverage ratio, if 30% or more of the Revolving Credit Facility commitments are outstanding shortly after the end of any fiscal quarter (excluding all cash collateralized undrawn letters of credit and other undrawn letters of credit up to $20.0 million). During the first three quarterly test periods following the Covenant Modification Period, certain financial measures used in the calculation of the first lien net leverage ratio will be calculated on a pro forma basis by annualizing the respective financial measures recognized during those test periods.

Future Maturities of Long-Term Debt

Aggregate annual future maturities of long-term debt, excluding unamortized discounts, issuance costs and fair value adjustments, at June 30, 2021 were as follows:

July 2021 through June 2022	$31,581
July 2022 through June 2023	30,340
July 2023 through June 2024	73,463
July 2024 through June 2025	832,813
July 2025 through June 2026	1,413,138
Thereafter	25,548

Total future maturities of long-term debt	$2,406,883

7.	Leases

Lease Cost

Lease cost included in our condensed consolidated statements of operations for the three months ended June 30, 2020 and 2021 consisted of the following:

	Three Months Ended June 30,		Classification in Condensed Consolidated Statements of Operations
	2020	2021
Lease cost:
Operating lease cost	$46,078	$50,185	Rent
Short-term lease cost	280	239	Rent
Variable lease cost	46	1,098	Rent
Finance lease cost:
Amortization of right-of-use assets	648	375	Depreciation and amortization
Interest on lease liabilities	48	47	Interest expense, net of interest income

Total lease cost	$47,100	$51,944

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Lease cost included in our condensed consolidated statements of operations for the six months ended June 30, 2020 and 2021 consisted of the following:

	Six Months Ended June 30,		Classification in Condensed Consolidated Statements of Operations
	2020	2021
Lease cost:
Operating lease cost	$90,116	$99,488	Rent
Short-term lease cost	590	466	Rent
Variable lease cost	225	2,085	Rent
Finance lease cost:
Amortization of right-of-use assets	1,273	739	Depreciation and amortization
Interest on lease liabilities	100	98	Interest expense, net of interest income

Total lease cost	$92,304	$102,876

Operating and Finance Lease Right-of-Use Assets and Lease Liabilities

Operating and finance lease right-of-use assets and lease liabilities were as follows:

	December 31, 2020	June 30, 2021	Classification on Condensed Consolidated Balance Sheets
Lease right-of-use assets:
Operating leases	$1,708,597	$1,750,833	Operating lease right-of-use assets
Finance leases (1)	2,295	2,667	Other assets

Total lease right-of-use assets	$1,710,892	$1,753,500

Lease liabilities:
Current
Operating leases	$49,877	$43,899	Current maturities of operating lease liabilities
Finance leases	1,171	1,427	Accrued expenses and other current liabilities
Noncurrent
Operating leases	1,738,393	1,783,639	Operating lease liabilities, net of current portion
Finance leases	1,202	1,308	Other liabilities

Total lease liabilities	$1,790,643	$1,830,273

(1)	Finance lease right-of-use assets were reported net of accumulated amortization of $1.2 million and $1.9 million at December 31, 2020 and June 30, 2021, respectively.

Operating Lease Right-of-Use Assets and Liabilities Associated with Unrelated Third Party Leases

In connection with leases with unrelated third parties that commenced during the six months ended June 30, 2021, we recognized operating lease right-of-use assets and lease liabilities of $76.1 million and $66.4 million, respectively, on our condensed consolidated balance sheet. In connection with modified leases that were

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

remeasured during the six months ended June 30, 2021, we recognized a net decrease in operating lease right-of-use assets and lease liabilities, each of which totaled $5.7 million, on our condensed consolidated balance sheet.

Finance Lease Right-of-Use Assets and Liabilities Associated with Unrelated Third Party Leases

In connection with leases with unrelated third parties that commenced during the six months ended June 30, 2021, we recognized finance lease right-of-use assets and lease liabilities, each of which totaled $1.1 million, on our condensed consolidated balance sheet.

Remaining Lease Terms and Discount Rates

The weighted-average remaining lease terms and discount rates associated with our operating and finance lease liabilities at June 30, 2021 were as follows:

June 30, 2021
Weighted-average remaining lease term
Operating leases	18.0 years
Finance leases	2.3 years
Weighted-average discount rate
Operating leases	8.01%
Finance leases	6.47%

Sale-Leaseback Transactions

Sale-Leaseback Transactions with Unrelated Third Parties

During the six months ended June 30, 2021, we entered into a sale-leaseback transaction, involving one property, with an unrelated third party. Under this agreement, we sold property with a net book value of $43.7 million for $34.0 million, which was reduced by transaction costs of $0.1 million, for net cash proceeds of $33.9 million, of which we received $33.9 million during the six months ended June 30, 2021. The estimated fair value of the property sold was $43.5 million. Sale-leaseback transactions with unrelated third parties are accounted for at fair value. Accordingly, the sales price associated with this arrangement was increased, for accounting purposes, by a total of $9.5 million, which resulted in the recognition of a loss of $0.3 million on the transaction. This net loss is included in Other operating in our condensed consolidated statement of operations for the six months ended June 30, 2021. The lease, which has been classified as operating lease, has an initial term of 25 years and includes six renewal options of five years each. The $9.5 million increase in the sales price associated with this sale-leaseback transaction was accounted for as prepaid rent, which was recognized as a non-cash increase in the operating lease right-of-use asset associated with this property.

Supplemental Cash Flow Information

Supplemental cash flow information associated with our operating and finance leases is as follows:

	Six Months Ended June 30,
	2020	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$48,712	$93,123
Operating cash flows from finance leases	100	98
Financing cash flows from finance leases	555	750

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

	Six Months Ended June 30,
	2020	2021
Non-cash information:
Right-of-use assets obtained in exchange for initial lease liabilities
Operating leases	121,842	66,426
Finance leases	1,939	1,111
Right-of-use asset adjustments recognized as a result of the remeasurement of existing lease liabilities
Operating leases	9,651	(5,605)
Non-cash increase in operating lease right-of-use assets associated with below-market sale-leaseback transactions	19,310	9,500

Maturities of Operating and Finance Lease Liabilities

The maturities associated with our operating and finance lease liabilities at June 30, 2021 are as follows:

	Operating Leases	Finance Leases	Total
July 2021 through June 2022	$180,668	$1,610	$182,278
July 2022 through June 2023	186,389	1,053	187,442
July 2023 through June 2024	190,060	306	190,366
July 2024 through June 2025	191,009	—	191,009
July 2025 through June 2026	195,321	—	195,321
Thereafter	2,623,520	—	2,623,520

Total lease payments	3,566,967	2,969	3,569,936
Less: Imputed interest	1,739,429	234	1,739,663

Present value of lease liabilities	$1,827,538	$2,735	$1,830,273

8.	Mezzanine Equity

Mezzanine equity consists of Series A Preferred Stock. The following table summarizes the changes in mezzanine equity for the six months ended June 30, 2021:

	Preferred Stock
	Shares	Amount
Balance at January 1, 2021	—	$—
Issuance of Series A Preferred Stock	5,430	149,585
Issuance of restricted Series A Preferred Stock(1)	500	—
Share-based compensation associated with restricted Series A Preferred Stock(1)	—	1,751

Balance at June 30, 2021	5,930	$151,336

(1)

During the three and six months ended June 30, 2021, the Company granted 0.5 million shares of restricted Series A Preferred Stock to our CEO. At June 30, 2021, the 0.5 million shares of restricted Series A Preferred Stock associated with this award were issued and outstanding however, all of the shares remained unvested. During the three and six months ended June 30, 2021, we recognized share-based compensation expense associated with this restricted Series A Preferred Stock award of $1.8 million, the offset for which

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

was recognized as an increase in mezzanine equity. Share-based compensation expense associated with this award will be recognized ratably over the vesting period associated with each individual tranche based on the grant date fair value per share. For more information regarding this restricted Series A Preferred Stock award, see “—Restricted Series A Preferred Stock” below.

Series A Preferred Stock

Authorization and Designation

On January 11, 2021, our board of directors adopted and approved an amendment to the Certificate of Incorporation for Life Time Group Holdings, Inc., which (i) increased the amount of authorized shares of common stock, $0.01 par value per share, from 170.0 million to 200.0 million; and (ii) authorized 25.0 million shares of preferred stock, $0.01 par value per share. Also on January 11, 2021, our board of directors authorized 12.0 million shares of Series A Preferred Stock of Life Time Group Holdings, Inc., $0.01 par value per share. The rights, preferences, privileges, qualifications, restrictions and limitations relating to the Series A Preferred Stock are set forth in the Certificate of Designations (“COD”), which the Company filed with the Secretary of State of the State of Delaware on January 22, 2021.

Voting Rights

Holders of Series A Preferred Stock are only entitled to vote on matters specifically related to the Series A Preferred Stock.

Dividend Rights

From and after the issue date, on each anniversary of the issue date, each share of Series A Preferred Stock shall accrue additional shares of Series A Preferred Stock as a paid-in-kind (“PIK”) dividend on the Liquidation Preference (defined in “—Liquidation Rights” below) in effect at the anniversary date at rate of 15.0% per annum. The PIK dividends are cumulative and compound annually to the extent that they have not been paid by the Company. Accrued PIK dividends are payable, at the option of the Company, in either cash from any source of funds legally available or additional shares of Series A Preferred Stock. The holders of Series A Preferred Stock are entitled to participate in any dividends or distributions on our common stock or other junior stock of the Company on an as-if-converted basis (assuming full conversion of all outstanding shares of Series A Preferred Stock).

Liquidation Rights

The Series A Preferred Stock ranks senior to the Company’s common stock or other junior capital stock, with respect to dividend rights and rights on the distribution of assets, in the event of a change of control (“COC”) or any liquidation, winding up of dissolution of the business of the Company, whether voluntary or involuntary (a “Deemed Liquidation Event”). Upon the occurrence of a Deemed Liquidation Event, each holder of shares of Series A Preferred Stock shall be entitled to receive, for each share, out of assets of the Company legally available for distribution to stockholders or, in the case of a COC, out of the consideration payable to stockholders or the Company in such COC, a preferential amount equal to the greater of (i) the $20.00 per share issue price plus the amount of any accrued dividends (including accrued PIK shares) on such shares of Series A Preferred Stock (“Liquidation Preference”) and (ii) the per share amount of all cash, securities or other property to be distributed in respect of the common stock of the Company that such holder of Series A Preferred Stock would have been entitled to receive had the holder converted such Series A Preferred Stock into shares of

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

common stock of the Company (“Deemed Conversion”), subject to certain adjustments set forth in the COD (details of which are described in “—Conversion Price Adjustments” below). All preferential amounts to be paid to the holders of Series A Preferred Stock in connection with a Deemed Liquidation Event shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Company to the holders of the Company’s common stock or any other junior stock.

Conversion Rights

Upon the (i) consummation of an Initial Public Offering (“IPO”), (ii) consummation of a Qualifying Private Sale (“QPS”) or (iii) election of holders of at least 75% of the then outstanding shares of Series A Preferred Stock, each of the outstanding shares of Series A Preferred shall automatically convert (“Automatic Conversion”) into a number of common shares of the Company equal to the Liquidation Preference, subject to certain adjustments set forth in the COD (details of which are described in “—Liquidation Preference Adjustments” below), divided by the $20.00 issue price, subject to certain adjustments set forth in the COD (“Conversion Price”) (details of which are described in “—Conversion Price Adjustments” below).

Liquidation Preference Adjustments

In the event of an Automatic Conversion or a Deemed Conversion of shares of Series A Preferred Stock into common shares of the Company, the accrued dividends on such shares of Series A Preferred Stock shall be (a) reduced to zero, in the event that the fair value of each share of the Company’s common stock into which such share of Series A Preferred Stock is convertible would equal or exceed the sum of (i) the Liquidation Preference (assuming, for this purpose, that the accrued dividends included in this amount shall not have been reduced to zero) and (ii) any cash dividends paid in respect of such share of Series A Preferred Stock, or (b) reduced to such amount as would provide each holder of such shares of Series A Preferred Stock the 15.0% annual dividend rate from the issue date to the conversion date, in the event that the fair value of each share of the Company’s common stock into which such share of Series A Preferred Stock is convertible exceeds the $20.00 initial price per share but is less than the sum of (i) the Liquidation Preference (assuming, for this purpose, that the accrued dividends included in this amount shall not have been reduced) and (ii) any cash dividends paid in respect of such share of Series A Preferred Stock.

Conversion Price Adjustments

The Conversion Price, as defined in the COD, means the $20.00 issue price, subject to anti-dilution adjustments; provided, however, that (i) with respect to any shares of Series A Preferred Stock that are converted into the Company’s common stock upon the consummation of an IPO, the Conversion Price shall equal the lesser of (a) the $20.00 issue price and (b) the IPO price, as applicable, and (ii) with respect to any shares of Series A Preferred Stock that are converted into the Company’s common stock upon the consummation of a QPS, the Conversion Price share equal the lesser of (a) the $20.00 issue price and (b) the price per share paid by the third party purchased in such transaction, as applicable.

Mandatory Redemption

On July 22, 2026 (the “Redemption Date”), the Company will be required redeem any and all outstanding shares of Series A Preferred stock, from any source of funds legally available for such purpose at a price per share equal to the Liquidation Preference in respect of the redeemed shares.

Series A Preferred Stock Issuance

The fair value of the 5.4 million shares of Series A Preferred Stock that the Company issued, as well as the 0.5 million shares associated with the restricted Series A Preferred Stock award that the Company granted to our

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

CEO, during the six months ended June 30, 2021 was estimated using an as-converted value plus risky put option model. The put option value was estimated using the Black-Scholes option pricing model. Primary assumptions used in determining the estimated issuance date fair value of the Series A Preferred Stock include: the estimated equity value associated with the then outstanding common stock of Life Time Group Holdings, Inc., a strike price of $20.00 per share, PIK dividend yield rate of 15.0%, expected term of 1.0 years, volatility rate of 65.00% and a risk-free rate of 0.08%. For more information regarding the Contribution Agreement and issuance of the Series A Preferred Stock, see Note 6, Debt. For more information regarding the restricted Series A Preferred Stock, see “—Restricted Series A Preferred Stock” below).

Restricted Series A Preferred Stock

During the second quarter of 2021, in lieu of the vast majority of cash compensation for our CEO for 2021, the Company granted an award of 0.5 million shares of restricted Series A Preferred Stock to our CEO, 50% of which vests on each anniversary of the grant date with 100% full vesting on the date that is 180 days after an initial underwritten public offering. Effective as of the grant date, our CEO has all of the rights of a stockholder with respect to these 0.5 million outstanding shares of restricted Series A Preferred Stock, including the right to receive PIK share or cash dividends. Immediately prior to the granting of this equity award, we had recognized an accrued compensation liability of approximately $1.6 million associated with our CEO’s 2021 compensation. For accounting purposes, the settlement of this $1.6 million accrued compensation liability through issuance of the restricted Series A Preferred Stock award was recognized as a decrease in Accrued expenses and other current liabilities and an increase in Additional paid-in capital on our condensed consolidated balance sheet. As of June 30, 2021, all of the restricted Series A Preferred Stock shares subject to this award were both unvested and outstanding.

Share-based compensation expense associated with this restricted Series A Preferred Stock award will be recognized ratably over the vesting period associated with each individual tranche based on the grant date fair value per share, reduced by the $1.6 million of compensation expense associated with the accrued compensation liability that had previously been recognized. During both the three and six months ended June 30, 2021, we recognized share-based compensation expense associated with this restricted Series A Preferred Stock award of $1.8 million, the offset for which was recognized as an increase in Mezzanine equity on our condensed consolidated balance sheet (details of which are described in “—Mezzanine Equity Classification” below). As of June 30, 2021, unrecognized share-based compensation expense related to this restricted Series A Preferred Stock award was approximately $10.4 million. The estimated fair value associated with this restricted Series A Preferred Stock award will be recognized as share-based compensation expense if and when the related recognition conditions, for accounting purposes, are met. In the event an initial public offering is consummated, previously unrecognized share-based compensation expense associated with this restricted Series A Preferred Stock award will be recognized effective with the date that is 180 days after the effective date associated with such initial public offering. For more information on share-based compensation, see Note 9, Stockholders’ Equity.

Mezzanine Equity Classification

We applied the guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”), in order to determine the appropriate accounting for both the Series A Preferred Stock that the Company issued, as well as the restricted Series A Preferred Stock award that the Company granted to our CEO, during the three and six months ended June 30, 2021. Based on our analysis, we determined that these shares of Series A Preferred Stock (i) do not meet any of the conditions that would require liability accounting, (ii) are more akin to an equity-like host and (iii) do not contain any embedded features that require bifurcation. Also, because these shares of Series A Preferred Stock are (x) redeemable upon the

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

occurrence of certain Deemed Liquidation Events that are not solely within the Company’s control; and (y) required to be redeemed at a determinable price on the Redemption Date, we determined that the carrying value of the Series A Preferred Stock that the Company issued, as well the offset to the recognized share-based compensation expense associated with the restricted Series A Preferred Stock award, is required to be classified as temporary mezzanine equity on our June 30, 2021 condensed consolidated balance sheet. Accordingly, the issuance date fair value of $149.6 million associated with the 5.4 million shares of Series A Preferred Stock that the Company issued during the six months ended June 30, 2021 was recognized as an increase in Mezzanine equity on our June 30, 2021 condensed consolidated balance sheet. Also, the offset to the $1.8 million of share-based compensation expense associated with the restricted Series A Preferred Stock award that we recognized during the three and six months ended June 30, 2021 was recognized as an increase in Mezzanine equity on our June 30, 2021 condensed consolidated balance sheet.

At June 30, 2021, the outstanding shares of Series A Preferred Stock were not redeemable and we determined that it is not probable that these shares will become redeemable.

Accrued Dividends

At June 30, 2021, PIK dividend shares totaling approximately 0.4 million shares had accrued on the outstanding Series A Preferred Stock and the underlying shares associated with the restricted Series A Preferred Stock award. At June 30, 2021, the estimated fair value of these PIK dividend shares was approximately $10.3 million. Based on the applicable accounting guidance, because the PIK dividend feature is discretionary, each accrued PIK share is required to be measured on the basis of its fair value on the commitment date, which is generally the dividend accrual date. Accordingly, we recognized the $10.3 million estimated fair value of the accrued PIK dividends as a non-cash increase in Accrued expenses and other current liabilities and a decrease in Additional paid-in capital on our June 30, 2021 condensed consolidated balance sheet.

9.	Stockholders’ Equity

Authorized Common Stock

For information on the increase in the amount of authorized shares of common stock that resulted from an amendment to the Certificate of Incorporation for Life Time Group Holdings, Inc. that our board of directors adopted and approved on January 11, 2021, see Note 8, Mezzanine Equity.

Share-Based Compensation

Equity Incentive Plan

On October 6, 2015, our board of directors adopted the LTF Holdings, Inc. 2015 Equity Incentive Plan (as amended, the “2015 Equity Plan”). During the three months ended June 30, 2021, our board of directors and stockholders approved an amendment to the 2015 Equity Plan. Pursuant to the amendment, the 2015 Equity Plan now provides for the issuance of up to approximately 30.6 million shares of our common stock, plus an annual increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2025, by a number equal to 1.5% of the fully diluted shares of our common stock outstanding on the last day of the immediately preceding fiscal year; provided, that no annual increase shall occur on or after the Company (or its successor) becomes a publicly listed company.

On June 6, 2019, we launched a voluntary stock option purchase offer (the “Offer”) whereby, subject to certain conditions and limitations, we offered eligible holders (not including our CEO) of qualifying stock options under

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

the 2015 Equity Plan (“Covered Options”) the right to sell up to a certain number of vested Covered Options back to us. The Offer terminated on July 3, 2019. In connection with the Offer, we purchased approximately 1.6 million Covered Options. Effective with the purchase date, the 1.6 million Covered Options were canceled, thereby removing these shares from the number of shares available for future grants under the 2015 Equity Plan.

As of June 30, 2021, approximately 0.9 million shares were available for future option and restricted share grants to employees and other eligible participants under the 2015 Equity Plan.

Stock Options

Summary of Stock Option Activity

Stock option activity for the six months ended June 30, 2021 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2020	21,119	$11.00
Granted	3,193	$19.32
Forfeited	(99)	$17.26

Outstanding as of June 30, 2021	24,213	$12.07

Exercisable as of June 30, 2021	—	$—

During the three and six months ended June 30, 2021, the Company granted approximately 3.2 million stock options under the 2015 Equity Plan, of which approximately 1.1 million were granted to executives and approximately 2.1 million were granted to non-executive service providers. These options have a ten-year contractual term from the date of grant. The exercise prices and terms of these awards were determined and approved by our board of directors or a committee thereof. The exercise price associated with each of these awards is not less than the fair market value per share of our common stock, as determined by our board of directors or a committee thereof at the time of grant.

Of the 1.1 million options granted to executives during the three and six months ended June 30, 2021, 50% are time vesting options and 50% are performance vesting options. The time vesting options vest in four equal installments on each of the first four anniversaries of the first calendar day of the month in which the grant date occurred, subject to continuous employment from the grant date through the applicable vesting date. All or a portion of the performance vesting options shall vest only upon the attainment of certain targets for the twelve month period commencing on January 1, 2021 and ending on December 31, 2021, as defined in the underlying option agreements, subject to continuous employment from the grant date through the membership dues revenue determination date. Both the time vesting and performance vesting options shall become exercisable on the occurrence of the first measurement date to occur following the grant date, which is generally defined to include the date of a change in control, the first date following the expiration of the lock-up period applicable to the optionee related to an initial public offering, or death or disability, all as defined and subject to the terms and conditions in the underlying option agreements.

The 2.1 million stock options that were granted to non-executive service providers during the three and six months ended June 30, 2021 are time vesting options, which vest in four equal installments on each of the first four anniversaries of the first calendar day of the month in which the grant date occurred, subject to continuous employment from the grant date through the applicable vesting date. These options shall become exercisable on the effective date associated with the first measurement date (as described immediately above) to occur following the grant date.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Unless otherwise determined by the administrator of the 2015 Equity Plan, with respect to the 3.2 million stock options that the Company granted during the three and six months ended June 30, 2021: (i) upon an option holder’s termination of services for any reason, any portion of an option that has not become vested on or prior to the termination date shall be forfeited on such date and shall not thereafter become vested or exercisable, and (ii) upon an involuntary termination by the Company for cause (as defined in the underlying option agreement), any portion of an option that has become vested on or prior to the termination date shall be forfeited on such date and shall not thereafter become exercisable.

At June 30, 2021, options to purchase approximately 24.2 million shares of our common stock were outstanding. At June 30, 2021, there were no options exercisable because the option exercisability provisions of the underlying stock option agreements were not met.

Fair Value of Stock Option Awards

The fair value of the approximately 3.2 million stock options granted during the six months ended June 30, 2021 was calculated using the Black-Scholes option pricing model. The following weighted average assumptions were used in determining the fair value of these options:

Six Months Ended June 30, 2021
Dividend yield	0.00%
Risk-free interest rate (1)	0.94%
Expected volatility (2)	60.00%
Expected term of options (in years) (3)	6.1
Fair Value	$10.71

(1)	The risk-free rate is based on the U.S. treasury yields, in effect at the time of grant or modification, corresponding with the expected term of the options.
(2)	Expected volatility is based on historical volatilities for a time period similar to that of the expected term of the options.
(3)	Expected term of the options is based on probability and expected timing of market events leading to option exercise.

Share-Based Compensation Expense Associated with Stock Options

No share-based compensation expense was recognized for the three and six months ended June 30, 2020 and 2021. As of June 30, 2021, unrecognized share-based compensation expense related to stock options was approximately $348.9 million. The estimated fair value associated with each outstanding option will be recognized as share-based compensation expense if and when the related recognition conditions, for accounting purposes, are met. A significant portion of the $348.9 million unrecognized share-based compensation expense as of June 30, 2021 is associated with stock options that were granted prior to 2021, each of which shall become fully vested and exercisable immediately prior to the effective date associated with the first Measurement Date to occur after the grant date. Accordingly, upon the consummation of the first Measurement Date to occur after the grant date associated with each of these options, previously unrecognized share-based compensation expense associated with the then-outstanding portion of these options will be recognized immediately prior to the effective date associated with such Measurement Date, as the vesting and exercisability conditions required for expense recognition will have been met.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

Restricted Stock Units

Restricted Stock Units Outstanding

Beginning on March 15, 2020, our CEO decided to forego 100% of his base salary for the remainder of 2020. During the second quarter of 2021, our compensation committee, in consultation with our CEO and our board of directors, established a new compensation program for our CEO. Under the new program, in light of the foregone salary and bonuses in 2020, the compensation committee determined to grant our CEO an equity award of approximately 0.5 million restricted stock units, 50% of which vests on each anniversary of the grant date with 100% full vesting on the date that is 180 days after an initial underwritten public offering. At December 31, 2020, we had recognized an accrued compensation liability of approximately $2.2 million associated with our CEO’s 2020 compensation. For accounting purposes, the settlement of this $2.2 million accrued compensation liability through the issuance of the restricted stock units was recognized as a decrease in Accrued expenses and other current liabilities and an increase in Additional paid-in capital on our condensed consolidated balance sheet. As of June 30, 2021, all of the restricted stock units subject to this award were both unvested and outstanding.

Also during the second quarter of 2021, our compensation committee granted approximately 0.1 million restricted stock units to certain of our non-CEO executives and a new director, 50% of which vests on each anniversary of the grant date with 100% full vesting on the date that is 180 days after an initial underwritten public offering. As of June 30, 2021, all of the restricted stock units subject to these awards were both unvested and outstanding.

Share-Based Compensation Expense Associated with Restricted Stock Units

Share-based compensation expense associated with the restricted stock units that were granted to our CEO and non-CEO executives will be recognized ratably over the vesting period associated with each individual tranche based on the grant date fair value per share of $19.32. The expense measurement associated with the restricted stock units granted to our CEO will be reduced by the $2.2 million of compensation expense associated with the accrued compensation liability that had previously been recognized. Share-based compensation expense associated with restricted stock units that were granted to our new director will be recognized on a straight-line basis evenly over the vesting period.

Share-based compensation expense associated with restricted stock units for the three and six months ended June 30, 2021 was $1.1 million. As of June 30, 2021, unrecognized share-based compensation expense related to restricted stock units was approximately $8.4 million. The estimated fair value associated with each outstanding restricted stock unit will be recognized as share-based compensation expense if and when the related recognition conditions, for accounting purposes, are met. In the event an initial public offering is consummated, previously unrecognized share-based compensation expense associated with the then-outstanding restricted stock units will be recognized effective with the date that is 180 days after the effective date associated with such initial public offering.

Restricted Series A Preferred Stock

For information regarding the restricted Series A Preferred Stock award that was granted to our CEO during the three months ended June 30, 2021, see Note 8, Mezzanine Equity.

LIFE TIME GROUP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table amounts in thousands except per share data)

10.	Commitments and Contingencies

Life Time, Inc. et al. v. Zurich American Insurance Company

On August 19, 2020, Life Time, Inc., several of its subsidiaries, and a joint venture entity, Bloomingdale Life Time Fitness LLC (collectively, the “Life Time Parties”) filed a Complaint against Zurich American Insurance Company (“Zurich”) in the Fourth Judicial District of the State of Minnesota, County of Hennepin (Case No. 27-CV-20-10599) (the “Action”) seeking declaratory relief and damages with respect to Zurich’s failure under a property/business interruption insurance policy to provide certain coverage to the Life Time Parties related to the closure or suspension by governmental authorities of their business activities due to the spread or threat of spread of COVID-19. On March 15, 2021, certain of the Life Time Parties filed a First Amended Complaint in the Action adding claims against Zurich under a Builders’ Risk policy related to the suspension of multiple construction projects. This Action is subject to many uncertainties, and the outcome of the matter is not predictable with any assurance.

Other Litigation

We are also engaged in other proceedings incidental to the normal course of business. Due to their nature, such legal proceedings involve inherent uncertainties, including but not limited to court rulings, negotiations between affected parties and governmental intervention. We establish reserves for matters that are probable and estimable in amounts we believe are adequate to cover reasonable adverse judgments. Based upon the information available to us and discussions with legal counsel, it is our opinion that the outcome of the various legal actions and claims that are incidental to our business will not have a material adverse impact on our consolidated financial position, results of operations or cash flows. Such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

46,200,000 Shares

LIFE TIME GROUP HOLDINGS, INC.

Common Stock

Goldman Sachs & Co. LLC

Morgan Stanley

BofA Securities

Deutsche Bank Securities

J.P. Morgan

Wells Fargo Securities

BMO Capital Markets

Mizuho Securities

RBC Capital Markets

Guggenheim Securities

Oppenheimer & Co.

BTIG

TPG Capital BD, LLC

AmeriVet Securities

Blaylock Van, LLC

Siebert Williams Shank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the Registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the NYSE stock exchange listing fee:

Amount
SEC registration fee	$121,726
FINRA filing fee	167,860
NYSE stock exchange listing fee	295,000
Printing fees and expenses	350,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	1,900,000
Blue sky fees and expenses	10,000
Miscellaneous expenses	4,000,000

Total	$9,344,586

Item 14. Indemnification of Directors and Officers

Section 102 of the Delaware law allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. Our amended and restated certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide in effect that we shall indemnify our directors and officers to the extent permitted by the Delaware law. Section 145 of the Delaware law provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the Delaware law empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the Delaware law empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, we have entered into indemnification agreements with certain of our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we have granted the following securities under our 2015 Plan which were not registered under the Securities Act of 1933, as amended: (i) stock options to purchase an aggregate of 5,693,205 shares of our common stock, which options had exercise prices per share ranging between $12.19 and $25.00 when issued and (ii) an aggregate of 610,351 restricted stock units. We have also granted 500,000 shares of our restricted Series A Preferred Stock. On July 3, 2019, we issued and sold an aggregate of 4,346,491.50 shares of our common stock to LNK Partners III, L.P., LNK Partners III (Parallel), L.P., MSD EIV Private Life Time, LLC, and MSD Life Time Investments, LLC, LifeCo LLC, JSS LTF Holdings Limited, and SLT Investors, LLC for a price of $25.00 per share. In addition, on January 6, 2020, we issued and sold an aggregate of 3,600,000 shares of our common stock to Partners Group Series Access II, LLC, Series 61, and Partners Group Private Equity (Master Fund), LLC for a price of $25.00 per share. In addition, on January 22, 2021, we issued an aggregate of 5,429,570 shares of our Series A Preferred Stock upon contribution of the outstanding principal and interest owed by us under the Loan Agreement, dated as of June 24, 2020, among LT Co-Borrower, LLC, LT Canada Co-Borrower, LP, and the lenders party thereto.

The issuances of these stock options, restricted stock units and shares of common stock, restricted preferred stock and preferred stock were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased shares as described above represented their intention to acquire the common stock for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions, if applicable. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description

1.1	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Life Time Group Holdings, Inc.

3.2*	Form of Amended and Restated Bylaws of Life Time Group Holdings, Inc.

4.1*	Indenture, dated as of January 22, 2021, by and between Life Time, Inc., as issuer, the guarantors party thereto and Wilmington Savings Fund Society, FSB, as trustee and notes collateral agent

4.2*	Indenture, dated as of February 5, 2021, by and between Life Time, Inc., as issuer, the guarantors party thereto and Wilmington Savings Fund Society, FSB, as trustee

5.1	Opinion of Latham & Watkins LLP

10.1†*	Credit Agreement, dated as of June 10, 2015, by and among LTF Intermediate Holdings, Inc., Life Time, Inc., the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the other parties thereto

10.2*	Technical Amendment No. 1 to the Credit Agreement, dated as of July 21, 2015, by and between Life Time, Inc. and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.3*	Technical Amendment No. 2 to the Credit Agreement, dated as of September 14, 2015, by and between Life Time, Inc. and Deutsche Bank AG New York Branch, as administrative agent and collateral agent

10.4*	Third Amendment to the Credit Agreement, dated as of June 9, 2016, by and among LTF Intermediate Holdings, Inc., Life Time, Inc., subsidiary guarantors party thereto, the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.5†*	Fourth Amendment to the Credit Agreement, dated as of January 27, 2017, by and among LTF Intermediate Holdings, Inc., Life Time, Inc., subsidiary guarantors party thereto, the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.6*	Fifth Amendment to the Credit Agreement, dated as of November 15, 2017, by and among LTF Intermediate Holdings, Inc., Life Time, Inc., subsidiary guarantors party thereto, the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.7†*	Sixth Amendment to the Credit Agreement, dated as of November 29, 2017, by and among LTF Intermediate Holdings, Inc., Life Time, Inc., subsidiary guarantors party thereto, the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.8†*	Seventh Amendment to the Credit Agreement, dated as of March 22, 2018, by and among LTF Intermediate Holdings, Inc., Life Time, Inc., subsidiary guarantors party thereto, the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.9†*	Eighth Amendment to the Credit Agreement, dated as of January 22, 2021, by and among LTF Intermediate Holdings, Inc., Life Time, Inc., subsidiary guarantors party thereto, the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.10*	The Executive Nonqualified Excess Plan.

10.11*	LTF Holdings, Inc. 2015 Equity Incentive Plan, as amended.

10.12*	Forms of option agreements under the LTF Holdings, Inc. 2015 Equity Incentive Plan.

10.13*	Form of restricted stock unit agreement under LTF Holdings, Inc. 2015 Equity Incentive Plan.

10.14*	LTF Holdings, Inc. Non-Qualified Stock Option Agreement, dated October 6, 2015, by and between Bahram Akradi and LTF Holdings, Inc.

Exhibit No.	Exhibit Description

10.15†*	LTF Holdings, Inc. Restricted Stock Agreement, dated April 1, 2016, by and between Bahram Akradi and LTF Holdings, Inc.

10.16†*	LTF Holdings, Inc. Restricted Stock Agreement, dated April 1, 2017, by and between Bahram Akradi and LTF Holdings, Inc.

10.17*	LTF Holdings, Inc. Preferred Restricted Stock Agreement, dated April 22, 2021, by and between Bahram Akradi and LTF Holdings, Inc.

10.18	Life Time Group Holdings, Inc. 2021 Employee Stock Purchase Plan.

10.19	Life Time Group Holdings, Inc. 2021 Incentive Award Plan.

10.20	Form of option agreement under the Life Time Group Holdings, Inc. 2021 Incentive Award Plan.

10.21	Form of restricted stock unit agreement under the Life Time Group Holdings, Inc. 2021 Incentive Award Plan.

10.22*	Life Time Group Holdings, Inc. Non-Employee Director Compensation Policy.

10.23†*	Employment Agreement, dated as of October 6, 2015, by and between Bahram Akradi, LTF Holdings, Inc. and Life Time Fitness, Inc., as amended.

10.24*	Employment Agreement, dated as of January 29, 2016, by and between Thomas E. Bergmann and Life Time Fitness, Inc.

10.25*	Employment Agreement, dated as of October 2016, by and between Eric J. Buss and Life Time Fitness, Inc.

10.26*	Employment Agreement, dated as of March 2017, by and between Jeffrey G. Zwiefel and Life Time Fitness, Inc.

10.27*	Offer Letter, dated as of August 18, 2021, by and between Bahram Akradi and Life Time, Inc.

10.28*	Employment Agreement by and between Thomas E. Bergmann and Life Time Group Holdings, Inc., effective as of the consummation of this offering.

10.29*	Employment Agreement by and between Eric J. Buss and Life Time Group Holdings, Inc., effective as of the consummation of this offering.

10.30*	Employment Agreement by and between Jeffrey G. Zwiefel and Life Time Group Holdings, Inc., effective as of the consummation of this offering.

10.31*	Employment Agreement by and between RJ Singh and Life Time Group Holdings, Inc., effective as of the consummation of this offering.

10.32†*	Employee Non-Competition Agreement, dated as of August 18, 2021, by and between Bahram Akradi and Life Time, Inc.

10.33*	Form of Director and Officer Indemnification Agreement

10.34	Form of Stockholders Agreement

21.1*	Subsidiaries of the Registrant

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1*	Power of Attorney (included in the signature page to the Registration Statement)

*	Previously filed.
†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chanhassen, Minnesota, on this 29th day of September, 2021.

Life Time Group Holdings, Inc.

By:	/s/ Bahram Akradi
	Name:	Bahram Akradi
	Title:	Founder, Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities on September 29, 2021.

Signature	Title

/s/ Bahram Akradi Bahram Akradi	Founder, Chairman & Chief Executive Officer (Principal Executive Officer)

/s/ Thomas E. Bergmann Thomas E. Bergmann	President & Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Jimena Almendares	Director

* Joel Alsfine	Director

* Jonathan Coslet	Director

* John G. Danhakl	Director

* J. Kristofer Galashan	Director

* Paul Hackwell	Director

* David A. Landau	Director

* Stuart Lasher	Director

Signature	Title

* Alejandro Santo Domingo	Director

* Andres Small	Director

*By:	/s/ Thomas E. Bergmann
Thomas E. Bergmann
Attorney-in-Fact